Filed pursuant to Rule 424 (b)(4)
Registration No. 333-249747

58,750,000 American Depositary Shares

Yatsen Holding Limited

Representing 235,000,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Yatsen Holding Limited.

We are offering 58,750,000 American depositary shares, or ADSs. Each ADS represents four of our Class A ordinary shares, par value 0.00001 per share.

Prior to this offering, there has been no public market for the ADSs or our shares. The ADSs have been approved for listing on the New York Stock Exchange under the symbol “YSG.”

As of the date of this prospectus, our outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, Mr. Yuwen Chen, our co-founder, director and chief operating officer, and Mr. Jianhua Lyu, our co-founder, director and chief sales officer, will continue to beneficially own all of our issued Class B ordinary shares and will be able to exercise 91.9% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is and will continue to be entitled to one vote, and each Class B ordinary share is currently entitled to ten votes and will be entitled to twenty votes immediately prior to the completion of this offering. Each Class B ordinary share is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

We are, and following the completion of this offering, will continue to be, a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Huang holds and will continue to hold more than 50% of our voting power. We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

A number of investors, including certain existing shareholders and their affiliates and third-party investors, have subscribed for, and have been allocated by the underwriters, an aggregate of 21,524,000 ADSs in this offering, including (i) 7,619,000 ADSs to an affiliate of our existing shareholders, or Hillhouse Capital, (ii) 5,714,000 ADSs to an affiliate of Internet Fund V Pte. Ltd., our existing shareholder, or Tiger Global, (iii) 4,761,000 ADSs to an affiliate of Tencent Holdings Limited, or Tencent, and (iv) 2,480,000 ADSs and 950,000 ADSs to two entities affiliated with Yunfeng Financial Group, respectively. The subscriptions for ADSs are at the initial public offering price and on the same terms as the other ADSs being offered in this offering. The number of ADSs subscribed by these investors represents in the aggregate approximately 36.6% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by such investors as they will on any other ADSs sold to the public in this offering.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 23.

PRICE US$10.50 PER ADS

	Per ADS		Total
Initial public offering price	US$	10.50	US$	616,875,000
Underwriting discounts and commissions(1)	US$	0.5775	US$	33,928,125
Proceeds, before expenses, to us	US$	9.9225	US$	582,946,875

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters the right to purchase up to 8,812,500 additional ADSs to cover over-allotment.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on November 23, 2020.

Morgan Stanley	Goldman Sachs	CICC

Tiger Brokers	China Renaissance	FUTU

Prospectus dated November 18, 2020.

Creating
an exciting
new journey
of beauty discovery

YATSEN
逸仙电商

PERFECT DIARY
完美日记

No.1 Brand
in China's Online Color Cosmetics Market[1]

Little Ondine
小奥汀

No.1
in the Eyeliner and Mascara Categories on Tmall[2]

ABBY'S CHOICE
完子心选

The Best
Moisturizing Mask by Harper's BAZAAR[3]

48MM+
Fan Base[4]

23.5MM
Total DTC Customers in 9M2020

377.1%
Net Revenue Growth in 2019

Notes:

1) In terms of retail sales value in 2019, according to the CIC Report
2) In terms of GMV on Tmall in the nine months ended September 30, 2020, according to the CIC Report
3) For the product *Abby's Choice Ceramide Repairing Mask*, awarded by Harper's BAZAAR in 2020
4) Followers across the official accounts we own and operate on the various e-commerce and social media platforms as of September 30, 2020

PERFECT DIARY
PERFECT DIARY
ABBY'S CHOICE
Little Ondine
COOL
FASHION
doesn't
vitality," says
Beauty. "Dev
Now that
cachet as a
of the mome
workouts and

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until December 13, 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report dated November 2020 and a consumer survey, each commissioned by us and prepared by China Insights Consultancy, or CIC, a third-party research firm, to provide information regarding our industry and our market position in China. The survey was conducted in July 2020 with 700 randomly sampled Chinese beauty consumers aged 15 to 64 years old who have bought and used beauty products during the past year. We refer to this report as the “CIC Report” and the survey as the “CIC Consumer Survey.”

Yatsen: The future of beauty

Our Mission

Our mission is to create an exciting new journey of beauty discovery for consumers in China and around the world.

Who we are

Yatsen is a leader in the rapidly evolving China beauty market. Founded in 2016, we have launched three fast-growing, successful color cosmetics and skincare brands: Perfect Diary, Little Ondine, and Abby’s Choice. Together, these three brands served 23.4 million and 23.5 million DTC customers in 2019 and the nine months ended September 30, 2020, respectively. Our first brand, Perfect Diary, became the top color cosmetics brand in China in terms of online retail sales value three years after launch, according to the CIC Report. This success is due to our digitally native DTC business model that is new to China’s beauty industry. Through this model, we focus on deep customer engagement, innovative product development and personalized services.

Where we started

The beauty industry in China has been evolving rapidly. For many Chinese beauty consumers, massive e-commerce platforms such as Tmall, JD.com and Vipshop have become default shopping destinations. More recently, disruptive and dynamic social and content platforms such as Weixin, Douyin, Kuaishou, Bilibili and RED have been playing an increasing role in consumers’ discovery and purchase of beauty products. At the same time, large and technologically advanced ODM/OEM and packaging supply partners who have extensive experience working with renowned international beauty brands continue to strengthen their capabilities domestically. In addition to these trends, Chinese consumers, particularly those in the Gen-Z and Millennial demographics, prefer brands that offer personalized products and services and that have strong Chinese identities. China has one of the largest populations of Gen-Z and Millennials in the world, with 171.4 million Gen-Z and 231.5 million Millennials as of December 31, 2019, according to the CIC Report.

As a result, we saw a significant opportunity to create a disruptive beauty brand, reimagined from the ground up, that partners with these marketing channels and supply chain players in a more integrated and unique way and provides young consumers with a superior experience and an engaging new journey of beauty discovery. With our brand platform, we believe we can continue to grow to capture an increasing share of China’s beauty industry—the largest globally at US$38.8 billion in retail sales value in 2019, according to the CIC Report.

What we have achieved

We have experienced significant growth since our inception. Our gross sales increased from RMB757.7 million in 2018 to RMB3.5 billion in 2019, representing a growth rate of 363.7% or roughly 30 times the growth rate of the broader China beauty industry in terms of retail sales value over the same time period, according to the CIC Report. Our gross sales increased from RMB2.2 billion in the nine months ended September 30, 2019 to RMB3.8 billion in the nine months ended September 30, 2020, representing a growth rate of 70.2% or roughly 16 times the growth rate of the broader China beauty industry in terms of retail sales value over the same time period, according to the CIC Report. In 2019 and the nine months ended September 30, 2020, 96.7% and 91.3% of total gross sales were generated through online channels, respectively. Additionally, Perfect Diary was the only color cosmetics brand to achieve over RMB100 million in GMV on Tmall in every month of 2019 and the nine months ended September 30, 2020, according to the CIC Report.

In 2019 and the nine months ended September 30, 2020, we served 23.4 million and 23.5 million DTC customers across our brands, an increase of 236.3% from 7.0 million in 2018 and 50.0% from 15.7 million in the nine months ended September 30, 2019, respectively. Our first brand, Perfect Dairy, has received numerous industry awards and broad recognition, including:

•	“Second Most Favorite Chinese Domestic Brand among the Post-2000 Generation” by Tmall across all consumer categories in 2019

•	No. 1 in the eye shadow, mascara and lip gloss subcategories in terms of total GMV on Tmall in 2019, according to the CIC Report

•	29 fashion media awards, including “New Brand of the Year” in WWD BeautyInc International Beauty Industry Awards in 2019

•	“China’s New National Brand” and “Annual Rising Power of China’s Internet Consumer Business” by CBNData in 2019

As of September 30, 2020, we had over 200 experience stores across over 90 cities in China, an increase from 40 stores at the end of 2019. We believe these stores help us drive stronger engagement with our customers by providing a physical space to sample our products and engage with our brands.

To replicate the success of our existing brands, we are continuously expanding our brand portfolio to cover additional beauty product categories, consumer demographics, and price points. For example, we have recently acquired Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group, and entered into an agreement to acquire the mainland China business of a masstige skincare brand. See “Prospectus Summary—Recent Developments.”

Our total net revenues increased substantially from RMB635.3 million in 2018 to RMB3,031.2 million (US$446.4 million) in 2019 and from RMB1,888.9 million in the nine months ended September 30, 2019 to RMB3,271.6 million (US$481.9 million) in the nine months ended September 30, 2020. We generated net income of RMB75.4 million (US$11.1 million) in 2019, compared to net loss of RMB40.1 million in 2018, and generated net loss of RMB1,157.2 million (US$170.4 million) in the nine months ended September 30, 2020, compared to net income of RMB29.1 million in the nine months ended September 30, 2019.

Our disruptive business model

Our digitally native DTC business model enables us to directly engage with our customers and collect data on their behavior and preferences. This model has allowed us to build a platform with core capabilities that disrupt every part of the traditional beauty industry value chain and deliver greater value to our customers. Our platform enables us to launch top-selling products, shorten product development cycles, execute cost-efficient marketing strategies, build brand equity and attract a large and loyal customer base. Our platform is composed of:

•

Superior omni-channel DTC operations that span popular online channels including e-commerce channels and social and content platforms, including our innovative company channels on Weixin. For example, our Perfect Diary Tmall flagship store attracted over 41 million unique visitors in November 2019, the month of Singles’ Day, ranking the highest among all Tmall color cosmetics stores, according to the CIC Report. We also have an expansive network of offline experience stores that allows us to provide an integrated online and offline experience to hundreds of millions of consumers.

•

Highly social, digitally native sales and marketing that increases brand awareness and drives product sales. We are a leader in using a broad range of KOLs and celebrity partners to drive viral online social marketing campaigns and rapidly build vast and loyal fan followings for our brands and products. Additionally, our technology-enabled and data-driven business model allows us to build performance-based marketing campaigns that deliver higher returns on investment and increase brand equity.

•

Data-driven product development that synthesizes data collected through direct engagement with our broad customer base and KOLs to form deep, impactful and actionable consumer insights. These insights enable the development of new top-selling products as well as faster and more efficient product development cycles.

•

World-class supply chain that connects us to global leading ODM/OEM and packaging supply partners for both production and R&D, many of whom are located domestically. In addition to greater manufacturing efficiency, we are able to develop better products by collaborating with these partners on technology and research, and accessing their extensive databases of ingredients and formulations.

•

Comprehensive and dedicated customer service that increases customer loyalty and repeat purchase rates. We have a dedicated team of beauty advisors who offer engaging and personalized services through our pioneering company channels on Weixin as well as at our offline experience stores. They regularly share beauty content with customers and ensure our customers’ needs are met throughout their beauty experience from discovery to after sales.

Leveraging our DTC model, we have real-time access to a vast amount of data on customer behavior, preferences and feedback. This data informs our business decisions and allows us to better fulfill the needs of our customers.

These core capabilities have and will continue to enable us to efficiently and rapidly build and scale successful brands and products. The following diagram illustrates how our platform infrastructure and core capabilities empower our brands and serve our customers:

We are building a leading, next-generation beauty platform

Supported by our unique capabilities, our platform has a proven ability to launch and grow successful brands more rapidly than our peers. Our digitally native, technology-driven approach to both performance-based and KOL marketing enables us to grow brand and product awareness quickly and effectively and attract significant consumer attention in a short span of time. Our superior product development capabilities, supported by our deep consumer insights and partnerships with leading ODM/OEM and packaging supply partners, allow us to design unique products that resonate well with our customers. Our first brand, Perfect Diary, became the No. 1 color cosmetics brand in terms of GMV on Tmall within 13 months of launch and was also the largest color cosmetics brand in China’s online beauty market in terms of retail sales value in 2019, according to the CIC Report. Our second brand, Little Ondine, achieved within eight months of relaunch the same level of monthly gross sales as Perfect Diary did in its first year and our third brand, Abby’s Choice, achieved such level of monthly gross sales within just three months of official launch.

Our brands are well-recognized by a large and loyal customer base. Our distinct social media presence and omni-channel distribution enable us to directly connect with tens of millions of customers both before and after their purchase. Our passionate team of beauty advisors engage and interact with customers and offer personalized services through both our pioneering company channels on Weixin as well as in our offline experience stores. Moreover, we continuously develop new top-selling products that keep our customers engaged and excited about our brands. This has resulted in strong and improving repeat purchase rates among our DTC customer cohorts. For DTC customers who first purchased one of our products in the third quarter of 2017, the first quarter of our operations, or our third quarter of 2017 DTC customer cohort, 8.1% of them made at least one additional purchase by the end of the second quarter of 2018. Such repeat purchase rate increased to 38.9% by the end of the second quarter of 2019 for our third quarter of 2018 DTC customer cohort, and further to 41.5% by the end of the second quarter of 2020 for our third quarter of 2019 DTC customer cohort. Additionally, 30%

of all DTC customers who first purchased one of our products in 2018 and 2019 have made at least one additional purchase of our products by the end of the second quarter of 2020. Not only do we have a higher repeat purchase rate than the average across our peers, according to the CIC Consumer Survey, but our repeat purchase rate also continues to improve as we strengthen and grow our brand and product portfolio.

Our efficient operations are powered by unique and advanced digital infrastructure that comprises our database of customer insights, our social marketing engines, and our engaging user interface platform. Our in-house team of over 200 engineers dedicated to technology, data and related functions develop and support the software and analytics on which we operate. Our investment in this area is a testament to our strong belief in and focus on disrupting the beauty industry through technology. This team accounted for approximately 20% of our headquarters employees and 6.3% of our total employee base as of September 30, 2020, significantly higher than traditional beauty companies who generally outsource their technology development and data analytics functions, according to the CIC Report.

By combining our capabilities, strategies, and infrastructure, we have built a leading, next-generation beauty platform that will enable us to continue to launch successful new brands and products.

Our Market Opportunity

Globally, China had the largest beauty market in 2019, with US$38.8 billion in retail sales value. The market enjoyed the fastest growth among the 15 largest countries in terms of GDP in 2019, according to the CIC Report. Furthermore, China’s beauty market is expected to grow by US$29.9 billion between 2019 and 2025, accounting for nearly 60% of the total growth of the global beauty market during the same period, according to the CIC Report. This rapid growth is driven by increased per capita spending, growing consumer demand for beauty products, expanded product selection, increased purchasing frequency and increased purchasing by consumers from lower tier cities.

While the global beauty industry as a whole has been changing rapidly as internet and technology alter consumer behavior, this change has been more pronounced in China due to the prevalence of innovative e-commerce and social platforms. China has the highest e-commerce penetration rate in terms of retail sales value within the beauty market at 31.4% as of 2019. This is significantly higher than 21.9% in the United States and 15.9% globally. Massive e-commerce platforms such as Alibaba’s Taobao, Tmall and JD.com have become default shopping destinations and generate hundreds of billions of dollars in annual GMV. In addition, dynamic social platforms now play a growing role in product discovery and purchase. Both well-established platforms, like Weixin, Weibo and RED, and emerging ones that focus on short-form video or live streaming, such as Douyin and Kuaishou, have immense reach in the hundreds of millions of daily active users, or DAUs. They offer consumers new and engaging ways to interact with brands and one another. On the other end of the value chain, large and technologically advanced ODM/OEM and packaging supply partners that work with renowned international brands have been deepening their expertise and expanding their presence in China.

Moreover, China has one of the largest populations of Gen-Z and Millennials in the world, with 171.4 million Gen-Z and 231.5 million Millennials as of December 31, 2019, according to the CIC Report. These consumers are driving the development of the beauty market in China. As frequent users of new online and social media channels, these young consumers are more receptive to marketing through KOLs that they identify with, and they expect instant and ubiquitous access to the products they want. As beauty products are often tied to self- and social-expression, these online channels allow them to more easily discover brands and products that fit their specific needs.

Compared to prior generations, they also show a greater appreciation for domestically grown brands. Gen-Z and Millennials are driving changes in consumption behavior for beauty products, and under this backdrop, a significant opportunity has emerged for new local players who can capture the evolving beauty sector landscape.

Yatsen benefits from operating at the intersection of all of these market trends. We are not only committed to redefining the Chinese beauty industry, but also to engaging and growing with the next generation of consumers to provide them with a new journey of beauty discovery.

Our Strengths

Our leadership position, large customer base and rapid growth are attributable to a number of competitive advantages:

•	Omni-channel DTC model at massive customer scale;

•	Innovative direct-to-KOL social marketing model;

•	Proven capability in incubating and scaling brands;

•	Data-enabled product development methodology;

•	World-class supply chain; and

•	Strong and diverse management team.

Our Strategies

We plan to implement the following growth strategies:

•	Enhance our highly social, digitally native sales and marketing capabilities;

•	Continue to invest in technology and data capabilities;

•	Continue to innovate and develop new products for our existing color cosmetics and skincare brands;

•	Launch leading new brands in our target market segments;

•	Further improve our supply chain capabilities;

•	Pursue strategic investments, acquisitions and collaboration; and

•	Expand overseas.

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks relating to our business and industry, risks relating to our corporate structure, risks relating to doing business in China and risks relating to our ADSs and this offering. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Our Business and Industry

•

We operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance. If we are unable to compete effectively, we may lose our market share;

•	Our new product introductions may not be as successful as we anticipate, and our business depends, in part, on the quality, effectiveness and safety of our products;

•	We have incurred net losses in the past, and we may not be able to achieve or maintain profitability in the future;

•

Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, brand ambassadors, KOLs, or other business partners;

•

We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected;

•

We rely on certain ODM/OEM and packaging supply partners to produce our products. The loss of one or more of these ODM/OEM and packaging supply partners, business challenges at one or more of these ODM/OEM and packaging supply partners, or any failure on their part to produce products that meet our standards or in accordance with contractual or regulatory requirements could harm our brand and cause consumer dissatisfaction;

•

We rely on third-party e-commerce platforms to sell our products online and third-party service providers for logistics services. If such platform’s services or operations are interrupted, our cooperation with such platforms terminates, deteriorates or becomes more costly, or if these logistics service providers fail to provide reliable services, our business may be adversely affected;

•	Our operations have been, and may continue to be, affected by the COVID-19 pandemic;

•	Expansion into international markets will expose us to significant risks;

•

Our acquisition activities and other strategic transactions may present managerial, integration, operational and financial risks, which may prevent us from realizing the full intended benefit of these transactions;

•

We have identified a material weakness in our internal control over financial reporting as of December 31, 2019, and if we fail to implement and maintain an effective system of internal controls over financing reporting, we may be unable to accurately or timely report our results of operations or prevent fraud; and

•	The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Risks Relating to Our Corporate Structure

•

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

•	We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership;

•	The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business; and

•

We may lose the ability to use and enjoy assets held by our VIE that are critical to the operation of our business if our VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Risks Relating to Doing Business in China

•

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. In addition, uncertainties with respect to the PRC legal system could adversely affect us;

•

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

•

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, or PCAOB, and, as such, our investors are deprived of the benefits of such inspection, and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time;

•	It may be difficult for overseas regulators to conduct investigation or collect evidence within China; and

•

Recent litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

Risks Relating to Our ADSs and This Offering

•	There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all;

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors; and

•

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Recent Developments

At the end of October 2020, we consummated the acquisition of Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group. Post-closing, Pierre Fabre continues to retain a minority stake in one of our affiliated entities that holds the Galénic assets in Europe.

Galénic is a premium skincare brand that was introduced in France and other European markets in the late 1970s by Mr. Pierre Fabre, a renowned French pharmacist who invented and expanded the dermo-cosmetics category worldwide. We will continue to support the brand in Europe and will launch it in China. We intend to capitalize on the French identity of this brand and will partner with Pierre Fabre on research and development and product innovations, and manufacturing of Galénic products.

In November 2020, we entered into an agreement to acquire the mainland China business of a masstige skincare brand. We will leverage its brand equity, proven products and formulations, combined with our DTC model and platform capabilities, to bring the brand to the next level.

Corporate History and Structure

We commenced our operations in July 2016 through Guangzhou Yatsen Global Co., Ltd., or Guangzhou Yatsen, a limited liability company under the laws of the PRC. In September 2016, we incorporated Mangrove Bay Ecommerce Holding (Cayman), which later changed its name to Yatsen Holding Limited in January 2019, under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing. Also in September 2016, Yatsen Holding Limited incorporated Yatsen (HK) Limited (formerly known as Mangrove Bay Ecommerce (Hong Kong) Limited) as its intermediary holding company.

In March 2017, Guangzhou Yatsen established Guangzhou Yatsen Cosmetics Co., Ltd. as its wholly-owned subsidiary to engage in offline retail business in areas outside East China.

In September 2018, Yatsen (HK) Limited acquired all of the equity interests in Guangzhou Yatsen, from its shareholders to engage in the development, manufacturing and sales of cosmetics and skincare products as well as general administration of the business of the group in China.

In April 2019, Guangzhou Yatsen established Guangzhou Yiyan Cosmetics Co., Ltd. as its wholly owned subsidiary to engage in sales of cosmetic and skincare products under the brand of Perfect Diary on certain platforms other than Tmall and the operation of our online product sales business in Southeastern Asia through our international website www.perfectdiary.com.

In February 2019, we gained control and beneficial ownership of Huizhi Weimei. In July 2019, Guangzhou Yatsen signed a series of contractual arrangements with Huizhi Weimei (Guangzhou) Trading Co. Ltd., or Huizhi Weimei and its shareholder to formalize the control and beneficiary ownership it has over Huizhi Weimei.

In June 2019, in connection with the acquisition of Little Ondine, we acquired the control of Aoyan (Shanghai) Cosmetics Trading Co., Ltd., a PRC company that owned Little Ondine, through a series of contractual arrangements. Through a series of corporate restructurings in July 2020, we acquired 100% of the equity interest of Aoyan (Shanghai) Cosmetics Trading Co., Ltd. and continue to manage the operations of Little Ondine.

The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and other entities that are material to our business, as of the date of this prospectus:

Note:

(1)

Mr. Jinfeng Huang holds 75.0% of equity interests in Huizhi Weimei. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Huiyue (Guangzhou) Trading Limited Partnership, a limited partnership organized under the laws of the PRC whose general partner is Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Mr. Jinfeng Huang.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Yatsen Holding Limited is an exempted company with limited liability incorporated in the Cayman Islands. To comply with PRC laws and regulations, we conduct the business of online sales of cosmetics products and skincare products in China through Huizhi Weimei, our VIE in China, through a series of contractual arrangements by and among Guangzhou Yatsen, our VIE and its shareholders. Our VIE may need to obtain licenses that are otherwise not permitted or advisable to be held directly by our wholly foreign-owned subsidiaries, including the License for Online Transmission of Audio-visual Programs and the Permit to Produce and Distribute Radio and Television Programmes. Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, our VIE holds certain assets that may be critical to the operation of our business. Main assets held by our VIE include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by our VIE and its subsidiaries, and the ICP License and the Permit to Produce and Distribute Radio and Television Programmes, which are critical to the online operation of our business.

Our contractual arrangements with our VIE and its shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by the PRC laws.

As a result of our direct ownership in Guangzhou Yatsen and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, our control over the VIE through contractual arrangements may not be as effective as direct ownership. In addition, uncertainties exist as to whether our operation of the business of online sales of cosmetics products and skincare products in China through our VIE would be found not in compliance with existing or future PRC laws.

For a more detailed description of our corporate history and structure, see “Our Corporate History and Structure.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Relating to Our Corporate Structure.”

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Controlled Company

Upon the completion of this offering, Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, Mr. Yuwen Chen, our co-founder, director and chief operating officer, and Mr. Jianhua Lyu, our co-founder, director and chief sales officer, collectively will continue to beneficially own all of our Class B ordinary shares. Mr. Huang will beneficially own 24.9% of our total issued and outstanding ordinary shares, representing 63.7% of our total voting power, assuming the option to purchase additional ADSs is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Huang will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We have a dual-class structure such that ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is and will continue to be entitled to one vote, and each Class B ordinary share is currently entitled to ten votes and will be entitled to twenty votes immediately prior to the completion of this offering. Each Class B ordinary share is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, Mr. Yuwen Chen, our co-founder, director and chief operating officer, and Mr. Jianhua Lyu, our co-founder, director and chief sales officer, will continue to beneficially own all of our issued Class B ordinary shares and will be able to exercise 91.7% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming that the underwriters exercise their option to purchase additional ADSs in full. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. For a detailed description of the risks associated with our dual-class structure, see “Risk Factors—Risks Relating to Our ADSs and This Offering—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” and “Risk Factors—Risks Relating to Our ADSs and This Offering—Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.”

Corporate Information

Our principal executive offices are located at 32-35, 38/F, Poly Midtown Plaza, No.23 East Xuanyue Street, Haizhu District, Guangzhou 510330, People’s Republic of China. Our telephone number at this address is +86 20 3837-3543. Our registered office in the Cayman Islands is located at c/o Office of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the U.S. Securities and Exchange Commission, or the SEC, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year and we intend to publish our results on a quarterly basis. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is http://www.yatsenglobal.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” refer to the American depositary receipts that may evidence the ADSs;

•	“ADSs” refer to the American depositary shares, each of which represents four Class A ordinary shares;

•	“BVI” refers to the British Virgin Islands;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00001 per share;

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.00001 per share;

•	“DTC” refers to direct-to-consumer business model;

•

“DTC customers” refer to the customers that have placed one or more orders purchasing our products through our DTC channels, including our online stores on third-party e-commerce platforms, our company channels on Weixin and our experience stores, during the relevant periods, if such products were shipped, but regardless of whether or not the customer returned the products. This number does not include the number of customers placing orders through our third-party e-commerce platform distributors including JD.com and Vipshop;

•	“Gen-Z” refers to the group of people born between 1996 and 2005 (aged between 15 and 24 in 2020);

•

“GMV on Tmall” refers to the value of confirmed orders of products and services on Tmall, regardless of how, or whether, the buyer and seller settle the transaction. Our calculation of GMV on Tmall includes shipping charges paid by customers to sellers;

•

“Gross sales” refers to the total value of all orders for products and services placed and shipped, regardless of whether the goods are returned. Our calculation of gross sales includes shipping charges paid by customers to us;

•	“KOL” refers to key opinion leader;

•	“Millennials” refer to the group of people born between 1986 and 1995 (aged between 25 and 34 in 2020);

•	“ODM” refers to Original Design Manufacturer;

•	“OEM” refers to Original Equipment Manufacturer;

•	“our WFOE” refers to Guangzhou Yatsen Global Co., Ltd.;

•	“SKU” refers to stock keeping unit;

•	“SPU” refers to standard product unit;

•

“Repeat purchase rate” refers to percentage of DTC customers of a cohort, defined as all of our DTC customers who made their initial purchase during the cohort quarter and at least one additional purchase between initial purchase and the end of a specified quarter after the initial purchase;

•

“Retail sales value” refers to the total value of products and services purchased by consumers through multiple retail sales points, measured at retail selling price, including the impact of distributor and retailer incremental markups and value-added tax on the overall pricing;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•

“VIE” refers to variable interest entity, and “our VIE” refers to Huizhi Weimei (Guangzhou) Trading Co., Ltd. as of the date of this prospectus, and depending on the context, may also refer to Aoyan (Shanghai) Cosmetics Trading Co., Ltd. which became our wholly owned subsidiary in 2020; and

•

“Yatsen,” “we,” “us,” “our company” and “our” are to Yatsen Holding Limited, our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs to cover over-allotment. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.7896 to US$1.00, the exchange rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

The Offering

Offering price	US$10.50 per ADS.

ADSs offered by us	58,750,000 ADSs (or 67,562,500 ADSs if the underwriters exercise their over-allotment option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	58,750,000 ADSs (or 67,562,500 ADSs if the underwriters exercise their over-allotment option to purchase additional ADSs to in full).

Ordinary shares outstanding immediately after this offering	1,701,071,157 Class A ordinary shares (or 1,736,321,157 Class A ordinary shares if the underwriters exercise their over-allotment option to purchase additional ADSs in full) and 960,852,606 Class B ordinary shares; assuming the conversion, on a one-for-one basis, of all of our preferred shares into our Class A ordinary shares immediately prior to the completion of this offering.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 8,812,500 additional ADSs to cover over-allotment.

Indication of interest	A number of investors, including certain existing shareholders and their affiliates and third-party investors, have subscribed for, and have been allocated by the underwriters, an aggregate of 21,524,000 ADSs in this offering, including (i) 7,619,000 ADSs to Hillhouse Capital, (ii) 5,714,000 ADSs to Tiger Global, (iii) 4,761,000 ADSs to Tencent, and (iv) 2,480,000 ADSs and 950,000 ADSs to two entities affiliated with Yunfeng Financial Group, respectively. The subscriptions for ADSs are at the initial public offering price and on the same terms as the other ADSs being offered in this offering. The number of ADSs subscribed by these investors represents, approximately 36.6% of the ADSs being offered in this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by such investors as they will on any other ADSs sold to the public in this offering. For additional information, see “Underwriting.”

The ADSs	Each ADS represents four Class A ordinary shares, par value US$0.00001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We expect that we will receive net proceeds of approximately US$577.0 million from this offering, or approximately US$664.5 million if the underwriters exercise their over-allotment option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) business operations and other general corporate purposes, (ii) potential strategic investments and acquisitions, (iii) development of data analytics technology, product development and formulation R&D, and (iv) offline experience store network expansion. See “Use of Proceeds” for more information.

Lock-up

We, our directors, executive officers and our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. Our executive officers and employees who are beneficial owners of our ordinary shares or have options to purchase our ordinary shares have also covenanted with us that, during a three-year period from the consummation of this offering, they will not sell, transfer or otherwise dispose of any ordinary shares except for the Class

A ordinary shares to be held by Yellow Bee Limited following the completion of this offering. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing	The ADSs have been approved for listing on the New York Stock Exchange under the symbol “YSG.” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on November 23, 2020.

Depositary	Deutsche Bank Trust Company Americas.

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based on 2,426,923,763 ordinary shares outstanding as of the date of this prospectus, inclusive of the 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company (see “Management—Share Incentive Plan”), assuming the automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis;

•

includes 235,000,000 Class A ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs;

•	excludes 15,392,280 Class A ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$0.44 per share; and

•	excludes 233,842,228 Class A ordinary shares reserved for future issuances under our Share Option Plan.

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of operations for the years ended December 31, 2018 and 2019, summary consolidated statements of comprehensive income (loss) for the years ended December 31, 2018 and 2019, summary consolidated balance sheets data as of December 31, 2018 and 2019, and summary consolidated cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations for the nine months ended September 30, 2019 and 2020, summary consolidated statements of comprehensive income (loss) for the nine months ended September 30, 2019 and 2020, summary consolidated balance sheet data as of September 30, 2020 and summary consolidated cash flow data for the nine months ended September 30, 2019 and 2020 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations for the year ended December 31, 2018 and 2019 and nine months ended September 30, 2019 and 2020 and our summary consolidated statements of comprehensive income (loss) for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Summary Consolidated Statements of Operations and Summary Consolidated Statements of Comprehensive Income (Loss):
Total net revenues	635,316	3,031,167	446,443	1,888,930	3,271,572	481,850
Total cost of revenues	(232,073)	(1,103,509)	(162,529)	(677,581)	(1,208,557)	(178,001)

Gross profit	403,243	1,927,658	283,914	1,211,349	2,063,015	303,849

Operating expenses:
Fulfillment expenses	(81,270)	(300,122)	(44,203)	(186,908)	(280,337)	(41,290)
Selling and marketing expenses	(309,331)	(1,251,270)	(184,292)	(804,936)	(2,033,752)	(299,539)
General and administrative expenses(1)	(43,315)	(209,326)	(30,830)	(137,443)	(856,843)	(126,199)
Research and development expenses	(2,641)	(23,179)	(3,414)	(9,768)	(40,902)	(6,024)

Total operating expenses	(436,557)	(1,783,897)	(262,739)	(1,139,055)	(3,211,834)	(473,052)

Income (loss) from operations	(33,314)	143,761	21,175	72,294	(1,148,819)	(169,203)

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Income (loss) before income tax expenses	(36,114)	147,335	21,702	71,809	(1,148,588)	(169,168)
Income tax expenses	(4,010)	(71,976)	(10,601)	(42,666)	(8,623)	(1,270)

Net income (loss)	(40,124)	75,359	11,101	29,143	(1,157,211)	(170,438)

Accretion to Preferred Shares	(3,465)	(59,200)	(8,719)	(31,766)	(176,905)	(26,055)
Deemed dividends to Preferred Shareholders due to modification of Preferred Shares	(3,521)	(61,239)	(9,020)	(61,239)	(1,054,220)	(155,270)

Net income (loss) attributable to ordinary shareholders of the Company	(47,110)	(45,080)	(6,638)	(63,862)	(2,388,336)	(351,763)

Net income (loss)	(40,124)	75,359	11,101	29,143	(1,157,211)	(170,438)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax	240	13,822	2,036	21,986	(27,763)	(4,089)

Total comprehensive income (loss)	(39,884)	89,181	13,137	51,129	(1,184,974)	(174,527)

Net income (loss) per ordinary share
Basic	(0.17)	(0.10)	(0.01)	(0.16)	(4.09)	(0.60)
Diluted	(0.17)	(0.10)	(0.01)	(0.16)	(4.09)	(0.60)
Weighted average shares used in net income (loss) per share
Basic	271,261,594	450,499,736	450,499,736	411,126,605	583,275,259	583,275,259
Diluted	271,261,594	450,499,736	450,499,736	411,126,605	583,275,259	583,275,259

Note:

(1)	All share-based compensation expenses for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020 are as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
General and administrative expenses	(14,031)	(74,995)	(11,046)	(56,442)	(656,824)	(96,740)

The following table presents our summary consolidated balance sheets data as of December 31, 2018 and 2019 and September 30, 2020:

	As of December 31,			As of September 30,
	2018	2019		2020
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	25,062	676,579	99,649	1,954,328	287,841
Restricted cash	—	—	—	10,648	1,568
Short-term investment	—	10,000	1,473	—	—
Accounts receivable	64,748	265,302	39,075	328,099	48,324
Inventories, net	87,494	504,049	74,238	468,522	69,006
Prepayments and other current assets	22,756	115,231	16,972	271,404	39,973
Amounts due from related parties	87,898	664	98	350,337	51,599

Total current assets	287,958	1,571,825	231,505	3,383,338	498,311

Property and equipment, net	3,810	109,410	16,114	277,684	40,898
Right-of-use assets, net	19,617	263,346	38,787	561,761	82,738
Total assets	328,221	2,010,317	296,087	4,341,587	639,444
Accounts payable (including accounts payable of the consolidated VIEs without recourse to us of RMB19,461 and RMB16,323 as of December 31, 2019 and September 30, 2020, respectively)	90,222	400,542	58,993	403,969	59,498
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to us of RMB12,120 and RMB22,522 as of December 31, 2019 and September 30, 2020, respectively)	77,901	191,065	28,141	295,238	43,484
Total current liabilities	187,265	763,343	112,428	1,123,500	165,473
Total non-current liabilities	11,544	172,787	25,449	351,539	51,776
Total liabilities	198,809	936,130	137,877	1,475,039	217,249
Total mezzanine equity	187,887	1,129,987	166,428	5,504,014	810,652
Total shareholders’ equity (deficit)	(58,475)	(55,800)	(8,218)	(2,637,466)	(388,457)
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	328,221	2,010,317	296,087	4,341,587	639,444

The following table presents our summary consolidated cash flow data for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(96,207)	(6,179)	(908)	28,150	(621,267)	(91,503)
Net cash used in investing activities	(7,877)	(148,172)	(21,824)	(96,097)	(220,968)	(32,545)
Net cash provided by financing activities	123,678	795,231	117,124	775,472	2,155,015	317,399
Net increase in cash and cash equivalents and restricted cash	20,384	651,517	95,958	726,326	1,288,397	189,760
Cash and cash equivalents and restricted cash at the beginning of the period	4,678	25,062	3,691	25,062	676,579	99,649
Cash and cash equivalents and restricted cash at the end of the period	25,062	676,579	99,649	751,388	1,964,976	289,409

The following table presents summary operating data for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2018	2019	2019	2020
Summary Operating Data:
Total number of DTC customers (in millions)	7.0	23.4	15.7	23.5
Average net revenue per DTC customer(1) (in RMB)	82.6	114.1	106.8	120.7

Note:

(1)

Average net revenue per DTC customer is calculated as total net revenues generated from DTC channels, including our online stores operated on e-commerce platforms, our company channels on Weixin and our experience stores, divided by the total number of DTC customers (see “Prospectus Summary—Conventions that Apply to this Prospectus”) in the relevant period. In the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020, our total net revenues generated from DTC channels were RMB578.5 million, RMB2,670.9 million (US$393.4 million), RMB1,676.1 million and RMB2,836.4 million (US$417.8 million), respectively.

Non-GAAP Financial Measures

In evaluating the business, we consider and use non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in reviewing and assessing our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non- GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We define non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses, and non-GAAP net income (loss) as net income (loss) excluding share-based compensation expenses and a non-recurring item of forward value loss on a forward liability incurred in connection with a forward to purchase Series A-2 Preferred Shares at a fixed price provided to one of our shareholders. The table below sets forth a reconciliation of our income (loss) from operations to non-GAAP income (loss) from operations, and our net income (loss) to non-GAAP net income (loss) for the periods indicated.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Income (loss) from operations	(33,314)	143,761	21,175	72,294	(1,148,819)	(169,203)
Add:
Share-based compensation	14,031	74,995	11,046	56,442	656,824	96,740

Non-GAAP income (loss) from operations	(19,283)	218,756	32,221	128,736	(491,995)	(72,463)

Net income (loss)	(40,124)	75,359	11,101	29,143	(1,157,211)	(170,438)
Add:
Share-based compensation	14,031	74,995	11,046	56,442	656,824	96,740
Fair value loss on a forward liability	2,014	—	—	—	—	—

Non-GAAP net income (loss)	(24,079)	150,354	22,147	85,585	(500,387)	(73,698)

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We operate in a dynamic industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance.

We started operation in 2016. Our total net revenues increased by 377.1% from RMB635.3 million in 2018 to RMB3,031.2 million (US$446.4 million) in 2019 and by 73.2% from RMB1,888.9 million in nine months ended September 30, 2019 to RMB3,271.6 million (US$481.9 million) in nine months ended September 30, 2020. As a fast growing company with a relatively limited operating history, our historical growth may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this prospectus, and we may encounter unforeseen difficulties, complications, delays and other unknown factors:

•	we may be unsuccessful in predicting and capturing industry trends and consumer preferences;

•	we may be unable to introduce new products that appeal to consumers;

•	we may be unsuccessful in protecting or enhancing the recognition and reputation of our brands;

•	we may be unsuccessful in competing for market share with our existing or new competitors;

•

the ability of our third-party suppliers, manufacturers and logistics providers to produce and deliver our products in a timely way and in accordance with ever changing customer expectations could be disrupted;

•	we may fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices;

•	we may not be able to maintain and improve our customer experience;

•

we may experience service interruptions, data corruption, cyber-based attacks or network security breaches which may result in the disruption of our operating systems or the loss of confidential information of our consumers;

•	we may be unable to retain key members of our senior management team or attract and retain other qualified personnel;

•

we may fail to successfully implement our new business initiatives, especially expansion into new offerings or new business lines in which we have limited or no prior experience, including sustaining continued expansion of Abby’s Choice and Little Ondine;

•	we may fail to successfully expand our offline experience store network; and

•	we may be affected by international trade tension and any adverse economic conditions in China or internationally.

We cannot be sure that we will be successful in addressing these and other risks and challenges we may face in the future. Any of these occurrences could have a material and adverse impact on our business, results of operations and financial condition. Our customer base may not continue to grow or may decline as a result of such risks. Any of these risks could cause our net sales growth to decline and may adversely affect our margins and profitability. Failure to continue our net sales growth or improve margins could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of net sales growth as an indication of our future performance.

The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

We face vigorous competition from both domestic and international players in China in the beauty industry, including large multinational consumer products companies that own or operate multiple beauty brands. Competition in the beauty industry is intense and based on multiple factors, including the ability to launch new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, offline sales capabilities, customers’ functional and emotional satisfaction, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions and a large number of existing products sold by diverse companies across several different distribution channels.

Many domestic and multinational consumer goods companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Despite our differentiated business model, existing and new players in the industry may also transform their business model and directly compete with us. They may also roll out products targeting young generations at a customer-friendly price or adopt a price-cutting strategy for their current products to directly compete with us. Given the established sales network these large consumer goods companies maintain and the greater brand power they have, we cannot ensure that our existing customers will not allocate more wallet share to their products or cease to purchase products from us completely. Further, our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Our competitors, many of whom have greater resources than we do, may be better able to withstand these price reductions and loss of sales.

It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the beauty industry. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy.

Our ability to compete also depends on the continued strength of our brand and products, our ability to predict and capture industry trends and consumer preferences, the success of our marketing, innovation and execution strategies, the continued diversification of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment and supply chain management, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

Our success is dependent on the continued popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner.

The success of our business and operations depends on our ability to continuously offer quality products that are attractive to consumers. The beauty industry is driven in part by fashion and beauty trends and consumer preferences and behavior, which may shift quickly and have been heavily affected by the rapidly increasing use and proliferation of social and digital media by consumers, and the speed with which information and opinions are shared. As industry trends and consumers’ preferences and behavior continue to change, we must also continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products and refine our approach as to how and where we market and sell our products. Our success depends on our products’ appeal to a broad range of consumers whose preferences and behavior cannot be predicted with certainty and may change rapidly, and on our ability to anticipate and respond in a timely and cost-effective manner to industry trends and consumer preferences and behavior through product innovations, product line extensions and marketing and promotional activities, among other things. Drawing on our deep engagement with our customers and our advanced big data analytics, we have been able to anticipate and react to industry trends and consumers’ preferences and behavior in an effective and efficient manner. However, we cannot assure you that we will be able to successfully anticipate and respond to consumers’ preferences and behavior at all times, especially as we continue to broaden our customer base and diversify our product offerings aimed at customers with differing characteristics. If we are unable to anticipate and respond to the changes in industry trends and consumer preferences and behavior, we may fail to continuously develop products with wide market acceptance, capture emerging growth opportunities, adopt competitive sales strategies for our existing products, or properly predict and manage our inventory. Such failure could also negatively impact our brand image and result in diminished customer experience and brand loyalty. Any of these occurrences could materially and adversely affect our business, prospects and results of operations.

Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The fast evolving fashion and beauty trends and consumer preferences have shortened the life cycles of beauty products and required us to continually work to develop, produce and market new products, maintain and enhance the recognition of our brands and shorten our product development and supply chain cycles. Our continued success depends on our ability to develop and launch products in a timely and cost-effective manner in response to beauty industry trends, consumer preferences for beauty products and consumer attitudes toward our industry and brand. If we do not successfully and consistently develop new products that appeal to our customers our net revenues and margins could suffer.

We have an established process for the development, evaluation and validation of our new product concepts. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to our customers may not be as high as we anticipate, due to a lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. Introduction of new products targeted at expanding our product reach beyond our current customer base may not be as successful as we anticipate due to insufficient data insights on and understanding about the preferences, trends and behaviors of such new customer group. Our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture new products. In addition, we may experience a decrease in sales of certain existing products as a result of newly launched products. Also, product innovation may place a strain on our employees and our financial resources, including incurring expenses in connection with product innovation and development, marketing and advertising that are not subsequently supported by a sufficient level of sales. Further, sales of new products may be affected by the efficacy of our inventory management and quality of delivery and order fulfilment services provided by our logistics providers, and we may experience product shortages and delayed or defective or improper product delivery. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

As part of our ongoing business strategy, we expect we will continue to introduce new products in the eyes, lips, face, kits, tools and skincare categories, while expanding our product launches into adjacent categories in which we may have little to no prior operating experience. The success of product launches in adjacent product categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may subject us to additional operational and financial constraints which could inhibit our ability to successfully accomplish such expansion. If we fail to continue to roll out commercially successful products in our traditional categories or in adjacent categories, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends, in part, on the quality, effectiveness and safety of our products.

Any loss of confidence on the part of consumers in the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited or restricted ingredients or improper mixture of ingredients, could tarnish the image of our brands and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in suspension of sales or a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products could reduce consumer demand for our own products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

•	build a strong portfolio of brands;

•	further penetrate our targeted markets by attracting new consumers and retaining and further engaging our existing customers;

•	capture the industry trends and develop and launch new products and expand into relevant adjacencies in answer to such trends;

•	integrate offline and online shopping experience to provide a seamless omni-channel environment for our customers;

•	continue to use innovation to drive sales, improve technological and operational efficiencies and improve profit margin;

•	enhance our technology and data capabilities, especially in AI and big data analytics fields, so as to enhance our ability to predict and follow customers’ preferences, trends and behaviors;

•	effectively manage the quality and efficiency of our ODM/OEM and packaging supply partners and logistics and other third-party service providers’ performance;

•	continue to broaden and diversify our online and offline distribution channels;

•	pursue strategic investments and collaborations to complement our existing capabilities and expand our brand portfolio and geographic reach; and

•	leverage our high performance team culture to drive margins.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current net sales and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our growth effectively or efficiently.

Growing our business rapidly will place a strain on our management team, financial and information systems, supply chain and distribution capacity and other resources. To manage growth effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management and inventory control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations. Growing our business rapidly may make it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our results of operations would suffer.

We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future.

We incurred net loss of RMB40.1 million in 2018 and generated net income of RMB75.4 million (US$11.1 million) in 2019. We generated net loss of RMB1,157.2 million (US$170.4 million) in the nine months ended September 30, 2020, compared to net income of RMB29.1 million in the nine months ended September 30, 2019. We also had negative cash flows from operating activities of RMB96.2 million, RMB6.2 million (US$0.9 million) and RMB621.3 million (US$91.5 million) for the fiscal years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2020, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the continuous development and expansion of our business, including:

•	investments in our product development team and research and development team and in the development of new products;

•	investments in sales and marketing, enlarging our customer base and promoting market awareness of our brands and products;

•	investments in expansion of our online and offline distribution channels in a measured manner, including the buildout of our offline experience store footprint;

•	investment in establishing a manufacturing hub jointly with Cosmax (Guangzhou) Cosmetics Co., Ltd., a Chinese subsidiary of Cosmax, Inc., or Cosmax, in Guangzhou;

•

investment in enhancing data and information technology and improving operating efficiency, including improving the efficiency in supply chain management, warehouse management and inventory control; and

•	incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company.

As a result of these significant expenses, we will have to generate sufficient revenue to remain profitable in future periods. We may not generate sufficient revenue for a number of reasons, including potential lack of demand for our products, increasing competition, challenging macro-economic environment, the ramifications of the COVID-19 pandemic, as well as other risks discussed elsewhere in this prospectus. If we fail to sustain or increase profitability, our business and results of operations could be adversely affected.

Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, brand ambassadors, KOLs, or other business partners.

We believe that maintaining and enhancing the reputation of our brands is of significant importance to the success of our business and that our financial success is directly dependent on consumer perception of our brands. Well-recognized brands are important to enhancing our attractiveness to consumers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. As a young company, our brand awareness among consumers may not be as strong as the more established beauty brands, and maintaining and enhancing the recognition and reputation of our brand is critical to our business and future growth.

Our ability to maintain our reputation and brand is affected by many factors, some of which are beyond our control. These factors include our ability to provide a satisfactory consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability and that of our manufacturing and service partners to comply with ethical and social standards, such as those concerning animal testing, and various and evolving rules and standards related to product quality and safety, labor and environmental protection, our ability to produce safe and high-quality products, our ability to provide satisfactory order fulfillment services, and our ability to provide responsive and superior customer services. Failure to succeed in any of these areas could damage our customer experience, our reputation and brand image and our ability to retain and attract customers. The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. In the past three years, we have invested substantial efforts in promoting our brands. See also “—We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.” We cannot assure you, however, that these activities are and will be successful or that we can achieve the brand promotion effect we expect. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

In addition, any failure by our third-party manufacturers or raw material suppliers to comply with ethical, social, product, labor and environmental laws, regulations or standards, or any of their engagement in politically or socially controversial conduct, such as animal testing, could negatively impact our reputations and lead to various adverse consequences, including decreased sales and consumer boycotts. Also, we may face customer complaints or negative publicity about us, our products, our management, our business partners, our brand ambassadors or the KOLs we collaborate with from time to time, which may adversely affect our brand, reputation and business and diminish the appeal of our brand to consumers. Certain of such negative publicity may come from malicious harassment or unfair acts by third parties or our competitors, which are beyond our control. See also “—Negative publicity about our brand ambassadors or KOLs may adversely affect our reputation, our business and our results of operations.”

Damage to our reputation or the reputations of our business partners or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our brand and reputation.

If we are unable to provide superior customer experiences, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to provide superior customer experience, which in turn depends on a variety of factors. These factors include our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability to fit in the lifestyle of our customers and deeply engage with our customers and our ability to maintain the quality of our products and services, provide timely and reliable delivery and responsive and superior before- and after-sales service. In addition to other efforts we have made in maintaining a superior customer experience as discussed elsewhere in this prospectus, such as our relentless efforts in guaranteeing product quality and offering products responsive to industry trends and customers’ preferences, we also invest substantially to provide quality and responsive customer service.

As of September 30, 2020, we had approximately 1,200 beauty advisors. Although we provide standardized employee conduct training and beauty product training for all our beauty advisors and maintain a detailed employee handbook regulating employee conduct, there is no assurance that our beauty advisors will provide consistently satisfactory customer service to our customers. In addition, as our network of beauty advisors continues to rapidly expand along with our growth, it may be harder for us to manage our advisors and ensure the quality of services they provide to our customers. Any negative customer service experience with our beauty advisors either offline in our physical stores or online through our customer communities or one-on-one chats may discourage customers from purchasing our products and adversely affect our reputation and brand image.

We also operate one customer service center in Guangzhou which provides service daily from 8:30 a.m. to midnight, handling all kinds of customer queries and complaints regarding our products and services. As of September 30, 2020, we had nearly 300 customer service representatives at our customer service center. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. There is no assurance that we will be able to maintain a low turnover rate of existing employees and provide sufficient training to new employees to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

The market for beauty products in China is continuously evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects.

Our business and prospects depend on the continuous development and growth of the market for beauty products in China. The growth and development of the market for beauty products is impacted by numerous factors and subject to uncertainties that are beyond our control, such as the macroeconomic environment, per capita spending, consumers’ interest in beauty, consumers’ purchasing frequency, demand for beauty products from consumers in lower tier cities, regulatory changes, technological innovations, cultural influences and changes in tastes and preferences. We cannot assure you that the market will continue to grow as rapidly as it has in the past, in ways that are consistent with other markets, such as that of the United States, or at all. If the market for beauty products in China does not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be negatively affected.

Changes to the pricing of our products could adversely affect our results of operations.

We aim to bring to consumers affordable high-quality beauty products and experiences. The pricing of our products is based on multiple factors, including, without limitation, the pricing of the components, ingredients and raw materials, costs of product development, anticipated sales volume, manufacturing costs and logistics service expenditures. Benefiting from our deep engagement with our customers, large volume of customer data we amassed and our data analytic technologies, we are in a good position to analyze consumers’ preferences and demands, evaluate the market acceptance and potential sales volume of our new products to be launched, which enables us to price our products at a competitive rate. Nevertheless, we cannot ascertain that we will adopt a competitive pricing strategy for our products at all times. If we price our products too low, our profit margin will suffer. If we price our products higher than consumers’ expected price, we may not achieve the sales volume we expect, in which case revenues from the corresponding products may be negatively affected.

Even if we properly price our products at their launch time, we may need to offer substantial discounts, especially during the major shopping festivals such as “618,” “Singles’ Day” and “Double Twelve,” to promote our brand awareness and to drive sales volume, or cut down the price as our products advance in their life cycles to maintain such products’ attractiveness to consumers. We may also need to reduce the prices to sell excess inventory in the event that we fail to accurately forecast demands. Any such price cuts may not lead to the sales volume we expect and may negatively impact the demand for our other newly launched or higher-end products, in which case our revenues could be negatively impacted. Furthermore, some customers may purchase our products in bulk when we offer substantially discounted or promotional prices and then re-sell them through their proprietary or third-party channels. The market and pricing for our products may be interrupted by the secondary sale pricing strategies adopted by such resellers and the possible negative shopping experience they provide to consumers, which may negatively impact our brand image and our business.

KOLs play an important role in promoting our products and driving traffic to our online and experience stores. If we fail to attract new KOLs or retain our existing ones, or the KOLs we cultivate are not widely accepted by our targeted consumers, our sales volume and our business may be negatively impacted.

We cooperate with popular KOLs to promote our brand awareness and drive traffic to our online and experience stores. We collaborated with close to 15,000 KOLs of varying popularity with different follower bases to promote our products and drive traffic to our online and experience stores as of September 30, 2020. If we are unable to attract new popular KOLs or retain existing ones to partner with us in promoting our brands and products, especially those with a large number of followers that we rely on to promote our brands and products, such as Austin Jiaqi Li and Weiya, our ability to influence the purchase decisions of our targeted consumers may be impaired. In addition, we occasionally cooperate with some of the KOLs based on oral agreements or in other informal manners to accommodate our fast-paced sales and marketing activities, which may expose us to higher risk of disputes with these KOLs over the terms and conditions of the cooperation. In case disputes arise out of our cooperation with KOLs based on oral or informal agreements, we may be left in a weaker position to prove our case compared to cooperation based on formal written agreements entered into.

In addition to cooperating with popular KOLs, we incubate KOLs on our own. We incurred a significant amount of operating expenses in training and providing professional support to our KOLs for fiscal years 2018 and 2019. A significant portion of such expenses in respect to each KOL are incurred before the KOL has developed a sufficiently large fan base or generated any revenue for us. The success of KOLs is subject to many uncertainties, including their personal style, charisma, attitude and professionalism and other circumstances beyond our control. We cannot assure that the efforts we invest in cultivating KOLs will achieve the level of success we expect. If any of our KOLs fails to develop a large follower base to our expectations, we may fail to recoup the costs incurred in training and supporting such KOL, which may adversely impact our business and results of operations.

Negative publicity about our brand ambassadors or KOLs may adversely affect our reputation, our business and our results of operations.

Our brand and reputation may be perceived to be connected with the reputation of the KOLs we collaborate with and our brand ambassadors. Therefore, our brand image and reputation could be hurt by negative publicity about the KOLs we collaborate with or our brand ambassadors. Negative publicity about them could occur in many circumstances that are beyond our control. For example, the KOLs we collaborate with may post unlawful, false, offensive or controversial content on their social media pages, notwithstanding any terms of use of the social media platforms and our guidelines, which may result in negative comments and complaints or even cause their accounts to be closed by social media platforms. Although we have requested the KOLs we collaborate with and our brand ambassadors to observe certain behavioral covenants and to refrain from conduct that is detrimental to our reputation and brand image, we cannot ensure that they will strictly follow the requirements. In addition, they may also receive negative publicity if they are involved in any illegal activities, scandals or rumors. Any such negative publicity, regardless of veracity, could hurt our reputation and may result in costs incurred to offset such reputation damage and have a negative impact on our business, results of operations and financial condition.

We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.

As a relatively young company, we have invested, and will continue to invest, a large amount of financial and other resources in promoting our brand awareness and acquiring customers, including expanding our marketing and sales teams, retaining KOLs and purchasing advertisements. In the fiscal years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020, we incurred RMB309.3 million, RMB1,251.3 million (US$184.3 million) and RMB2,033.8 million (US$299.5 million) in selling and marketing expenses, accounting for 48.7%, 41.3% and 62.2% of our total net revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities, or successfully identify and utilize the new trends in marketing strategies, channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with relevant provisions of Advertising Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, or the SCNPC in 1994 and amended on October 26, 2018, Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, promulgated by the State Council on June 16, 2020 and which will become effective from January 1, 2021, and other relevant laws and regulations will result in the restriction, inhibition or delay of our ability to sell products. See “Regulation—Regulations Relating to Cosmetic Products, Regulations Relating to Food Business, Regulations Relating to Product Quality and Consumers Protection, and Regulations Relating to Advertising”.

We rely on certain ODM/OEM and packaging supply partners to produce our products. The loss of one or more of these ODM/OEM and packaging supply partners, business challenges at one or more of these ODM/OEM and packaging supply partners, or any failure on their part to produce products that are consistent with our standards or in accordance with contractual or regulatory requirements could harm our brand, cause consumer dissatisfaction, and result in material adverse impact on our business and results of operations.

We currently rely on certain ODM/OEM and packaging supply partners based in China to produce all of our products, including in some cases only a single contract manufacturer for some of our products. Our top five ODM/OEM and packaging supply partners collectively accounted for a majority of our total purchase amount from all OEM/ODMs in both 2019 and the nine months ended September 30, 2020, respectively. Our reliance on a limited number of ODM/OEM and packaging supply partners for each of our products exposes us to a number of risks, since we do not currently have alternative or replacement ODM/OEM and packaging supply partners beyond these key parties.

We usually enter into framework engagement contracts with our ODM/OEM and packaging supply partners and then place orders to the ODM/OEM and packaging supply partners when manufacturing needs arise. We may experience operational difficulties with our ODM/OEM and packaging supply partners, including reductions in the availability of production capacity of our ODM/OEM and packaging supply partners due to reasons such as competing orders or sudden increases in demand, failure to comply with product specifications, insufficient quality control, unauthorized disclosure of sensitive information such as product formulation, failure to meet quality control standards and production deadlines, delays in delivery of products to our warehouses, increases in manufacturing costs and longer lead time. Our ODM/OEM and packaging supply partners may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component, ingredient or raw material shortages, fire, cost increases, violation of environmental, health or safety laws and regulations and national and industrial standards in terms of product safety, health epidemics, or other problems. For example, the COVID-19 pandemic widely and negatively impacted supply chains in China in early 2020. Our ODM/OEM and packaging supply partners’ operations were disrupted during this period, which in turn adversely affected our business and results of operations. We may be unable to pass potential cost increases associated with operational difficulties to our customers. In the event of interruption from any of our ODM/OEM and packaging supply partners, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. In addition, as we cooperate with these third party ODM/OEM and packaging supply partners on a non-exclusive basis, we cannot ensure that such contract manufacturers will not prioritize orders of other principals, including our competitors, in the case of supply shortages. We may also have disputes with our ODM/OEM and packaging supply partners, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. Further, we may not be able to renew contracts with our ODM/OEM and packaging supply partners for our existing products on acceptable terms, or at all, or identify ODM/OEM and packaging supply partners who are capable of producing our existing and new products we target to launch in the future. Our competitors could enter into restrictive or exclusive arrangements with our ODM/OEM and packaging supply partners that could impair or eliminate our access to such manufacturing capacity. It may take a significant amount of time to identify ODM/OEM and packaging supply partners that have the capability and resources to produce our products to our specifications in sufficient volume. Identifying suitable ODM/OEM and packaging supply partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other practices. Accordingly, a partial or complete loss of any of our significant contract manufacturers, or a significant adverse change in our relationship with any of our ODM/OEM and packaging supply partners, could have an adverse effect on our business, financial condition and operating results.

Any failure of such partners to perform with regards to quantity, quality, timely supply of products or other obligations under our agreements may have a material negative impact on our business and results of operations. Furthermore, we currently rely on these third-party manufacturers to formulate our products. We cannot assure you that they do not ever and will not deviate from their covenants. Any leakage, plagiary or disclosure of the formulas for manufacturing our products could be detrimental to our business prospects and results of operations. In the event they violate confidentiality agreements with other parties when developing formulas for us, we could be negatively affected.

We have entered into a joint venture arrangement with Cosmax to build a large scale cosmetics manufacturing hub in Guangzhou. Our collaboration with Cosmax and our investment in establishing the manufacturing facility in Guangzhou as a minority shareholder are subject to a number of risks, many of which are beyond our control, including but not limited to the potential failure of the manufacturing base currently under construction to start operations on time due to delays in construction and other reasons beyond our control, our limited influence over Cosmax, our lack of control over the board of directors of the joint venture and limited ability in monitoring and controlling the actions of the joint venture, potential dispute between us and Cosmax over corporate governance matters, and risks associated with possible deviations from the requirements under, or the non-performance of, the joint venture agreement by Cosmax. If any of the risks materialize, our business, results of operations and financial condition may be adversely affected.

We and our ODM/OEM and packaging supply partners are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and ingredients, any of which could disrupt our supply chain and have a material adverse impact on our results of operations.

Our product portfolio includes various product categories and product lines. Mass production of our products requires timely and adequate supply of various types of raw materials, components and ingredients. Some of the components, ingredients and raw materials used to produce our products are sourced from third-party suppliers through our ODM/OEM and packaging supply partners, and some of these components, ingredients and raw materials are sourced from a limited number of suppliers or a single supplier or certain foreign suppliers. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead times, cost increases and quality control issues with our suppliers, as well as unfavorable international trade policies, heightened tariffs and fluctuation in currency exchanges. See also “—Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations” and “—Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” In addition, some of our suppliers may have more established relationships with our competitors and the ODM/OEM and packaging supply partners that our competitors utilize, and as a result of these relationships, we cannot assure that such suppliers will not choose to limit or terminate their relationships with us or our ODM/OEM and packaging supply partners or prioritize our competitors’ orders in the case of supply shortages.

In the event of a component, ingredient or raw material shortage or supply interruption from suppliers, we and our ODM/OEM and packaging supply partners will need to identify alternative sources of supply, which can be time-consuming, difficult to locate, and costly. We and our ODM/OEM and packaging supply partners may not be able to source these components, ingredients or raw materials on terms that are acceptable, or at all, which may result in delays in deliveries of our products by our manufacturers or increased costs and undermine our ability to fill customer orders in a timely manner. This could cause delays in shipment of our products, harm our customers’ experience on our products, and adversely affect our reputation and results of operations.

Moreover, the market prices for certain raw materials, components and ingredients have been volatile. If we experience significant increases in the market price for components, ingredients or raw materials for our products, we may not be able to recover these costs through increasing sales price to our customers, in which case our results of operations and financial condition may be adversely affected.

Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

The manufacturing, distribution, packaging, importation and exportation of beauty products and their components, ingredients and raw materials are subject to complex product safety-related laws, regulations and national and industrial standards. See “Regulation—Regulations Relating to Cosmetic Products”. To maintain compliance and promote product safety, we have established a team dedicated to product quality inspection, product sampling and quality issues resolution and cooperate with the world’s leading testing centers to continually oversee the quality and safety of our products. In addition, we closely work with our counsel on the development in laws, regulations and standards applicable to our business. However, as these laws, regulations and standards are relatively new and their interpretation and implementation have been constantly evolving, we cannot assure that the competent authorities will always hold the same view as our counsel team does in terms of the compliance of our business operations.

We currently outsource our product manufacturing to third party ODM/OEM and packaging supply partners, and in many cases rely on them to procure raw materials, components and ingredients. Thus, we do not have sufficient control over the raw material procurement and manufacturing process and cannot be sure that all of the suppliers of raw materials, components and ingredients chosen by our contract manufacturers would have met our standards and expectations and been selected by us had we done the procurement ourselves, neither could we guarantee that no contaminations, defects or other safety issues would happen with respect to the raw materials, components and ingredients or during the manufacturing process. We have required our ODM/OEM and packaging supply partners to deliver reports evidencing the safety of the products and imposed compliance covenants on the ODM/OEM and packaging supply partners. However, we cannot be sure that these measures are or will be effective in preventing all defects or safety issues or otherwise maintaining full compliance of our products with product safety related laws, regulations and standards. Our exposure to product liability risk may increase as our manufacturing and sales volume increases. The situation is further complicated by the fact that a product may be safe for the general population when used as directed but could cause an adverse reaction for a person who has a health condition or allergies, or who is taking a prescription medication. While we include what we believe are adequate instructions and warnings, previously unknown adverse reactions could occur. If we discover that any of our products are causing adverse reactions, we could suffer adverse publicity or administrative sanctions. If any batch of our products contain contaminants, fail to meet national safety standards or otherwise has defects or safety issues, we may need to suspend the sale or, in severe cases, order recalls of such batch or all of the products in question.

Any failure or perceived failure to comply with laws, regulations or standards with respect to product safety, or any sale suspension or product recall may lead to government investigations, penalties and lawsuits and may result in adverse publicity, potential significant costs in connection with the suspension of sales or recall, and could have a material and adverse effect on our business, financial condition and results of operations.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for, and popularity of, various products to make purchase decisions and to manage our inventory of stock-keeping units. Demand for products, however, can change significantly between the time inventory, components, ingredients or raw materials are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. We generally do not have the right to return unsold products to our ODM/OEM and packaging supply partners. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party manufacturers and suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs in the case of overestimation of consumer demand, or increased costs to secure necessary production and delivery delays in the case of underestimation of consumer demand. An inability to meet consumer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our manufacturers and suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and results of operations.

Our operations have been, and may continue to be affected by the COVID-19 pandemic.

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, social and economic activities throughout China were sharply curtailed, and opportunities for discretionary consumption, especially in offline sales channels, were significantly limited during the period. Operations of our offline experience stores were adversely impacted by the quarantine measures in China, which resulted in temporary store closures from late January through early April. However, as net revenues generated from experience stores accounted for only 3.3% and 8.5% of total net revenues during 2019 and the nine months ended September 30, 2020, respectively, the impact from the temporary store closures on our sales volume during such period was not material.

Due to the overall weakening consumer sentiment and purchasing activities as a result of the impact of COVID-19, our sales volume and total net revenues experienced slower-than-expected growth in the nine months ended September 30, 2020. Our online sales volume witnessed slower-than-expected growth in the first quarter of 2020 due to the unavailability of, or significant delays in, delivery services during such period. Despite this slowdown, net revenues generated through online channels continued to grow in the nine months ended September 30, 2020 compared with the same period in 2019. While our ODM/OEM and packaging supply partners and other service partners had to operate at reduced capacity during such period, we were able to maintain sufficient levels of inventory and fulfillment capacity through our self-operated warehouses. However, due to market conditions and consumer demand being less favorable than we expected in the nine months ended September 30, 2020 as a result of the impact of COVID-19, we recorded an inventory provision of RMB80.9 million (US$11.9 million) in the nine months ended September 30, 2020, which contributed to a slight decrease in our gross profit margin from 64.1% in the nine months ended September 30, 2019 to 63.1% in the nine months ended September 30, 2020. In addition, as a result of the impact of COVID-19, our ROI on advertising, marketing and brand promotion spending decreased and, as the impact of COVID-19 in China gradually declined in the third quarter of 2020, we further stepped up our marketing efforts to capture the resurgence in consumer sentiment and social activities. Such impacts contributed to the increase of our selling and marketing expenses as a percentage of total net revenues from 42.6% for the nine months ended September 30, 2019 to 62.2% for the nine months ended September 30, 2020. The growth in our total net revenues for the third quarter of 2020 rebounded with this recovery in consumer sentiment and we generated higher total net revenues in the third quarter of 2020 compared to the previous quarters and also the corresponding quarter in 2019.

Many of the quarantine measures within China have since been relaxed as of the date of this prospectus, and we, together with our packaging supply partners and other business partners, have gradually resumed normal operations since early March 2020 with the exception of our experience stores which re-opened in early April 2020. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. Currently, there is no vaccine or specific anti-viral treatment for COVID-19 that is ready for massive usage. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

We rely on third-party e-commerce platforms to sell our products online. If such platform’s services or operations are interrupted or if our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected.

Currently, we rely on third-party e-commerce platforms such as Tmall, JD.com and Vipshop, among others, for online sales of our products and derive a material portion of our online sales revenue through and from such platforms. In both 2019 and the nine months ended September 30, 2020, a majority of our gross sales were generated through our store on Tmall. If such platform’s services or operations are interrupted, if such platforms fail to provide satisfactory customer experience and fail to attract new and retain existing users, if our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or if we fail to incentivize such platforms to drive traffic to our flagship stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any negative publicities about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less customer traffics to our flagship stores or fewer sales of our products, which may negatively impact our business and results of operations.

We introduced company channels on Weixin in the second half of 2018 to further diversify our distribution channels. We may be subject to the relatively new E-Commerce Law as a result of our company channels on Weixin. Failure to comply with such regulations may have a material impact on our business, financial conditions and results of operations. See “Regulation—Regulations Relating to Online Trading and E-Commerce.”

We rely on third-party service providers for logistics services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

We rely on third-party couriers and logistics providers for order fulfillment and delivery services, including, among others, collection of products, warehousing services, shipping products to our customers, our experience stores and our designated warehouses and handling product returns. While these arrangements allow us to focus on our main business, they reduce our direct control over the logistics services provided to our customers. Logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons, including events that are beyond our control or the control of these service providers, such as inclement weather, natural and man-made disasters, health epidemics, information technology system failures, transportation disruptions, labor unrest, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. If any of our service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and interact with our customers personally. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. If our products are not delivered in proper condition or in a timely manner or there is any other failure to provide high-quality delivery services to our customers, our products may be compromised, customer experience may be impaired and, as a result, our business and reputation could suffer. Further, if our logistics providers raise their fee rate, we may incur additional costs and may not be able to pass such costs to our customers.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping onto our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds within seven days after completing direct online purchases from us. We may also be legally required to adopt new or amend existing return and exchange policies from time to time. These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenues. If our delivery, return and exchange policies are misused by a significant number of customers or if the return or exchange rates increase beyond historical records or otherwise substantially, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

Failure to successfully manage our fulfillment infrastructure expansion or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business and results of operations.

We believe that our fulfillment infrastructure, consisting of strategically located warehouses, is essential to our supply chain management. Most of the warehouses we use are operated by third-party vendors over which we have limited control. We provide our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis. We also operate one warehouse in Guangzhou. We plan to add new warehouse facilities in more locations across China through cooperation with third-party vendors to enhance the efficiency in fulfilling the rapidly increasing orders placed from all areas in China. We cannot assure you that we will be able to add suitable warehouse facilities on commercially acceptable terms or at all. In addition, our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of the warehouse facilities. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, health epidemics, human error and other events. If any of the warehouse facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis, which could result in canceled sales and a loss of customer loyalty and have a material adverse impact on our business, financial condition and results of operations. For example, business operations at warehouse facilities could be disrupted if any of the employees working therein are suspected of being infected with COVID-19, since it could require the employees to be quarantined and/or the facilities to be disinfected. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

The expansion of our experience stores has required and will continue to require a substantial investment and commitment of resources and are subject to numerous risks and uncertainties.

We are diversifying and expanding our distribution channels, which includes expansion of our experience store network in a measured manner to better connect with our customers and deliver a more immersive beauty experience. Our experience stores have required substantial investment in equipment and leasehold improvements, information systems, inventory and personnel, often times even prior to generating any sales in these stores. We also have entered into substantial operating lease commitments for store space. A decline in sales or the closure or poor performance of individual or multiple stores could result in significant lease termination costs, write-offs of equipment and leasehold improvements and severance costs.

The success of our experience store network expansion depends in part on our ability to manage the financial and operational aspects of our experience stores expansion strategy, our ability to properly assess the potential profitability and payback period of potential new experience store locations, our ability to hire and train skilled store operating personnel, especially management personnel, our ability to immerse such personnel in our culture, and our ability to guarantee timely supply of inventory for experience stores. We cannot assure you that we will succeed in all of these areas. In addition, many factors unique to offline retail operations, some of which are beyond our control, pose risks and uncertainties to our experience store network expansion. These risks and uncertainties include, but are not limited to, macro-economic factors that could have an adverse effect on general retail activity, health epidemics, the overall customer traffic in and around the location of our experience stores, the opening of stores of competitors in the same area or location of our experience stores, the opening of a new store of ours in the same city as our existing experience stores, our failure in identifying appropriate locations for opening up new experience stores and accurately predicting customer traffic at such new stores, our inability to attract high customer traffic to our experience stores, our inability to manage costs associated with store construction and operation, more challenging environments in managing offline retail operations, costs associated with unanticipated fluctuations in the value of retail inventory, and our inability to obtain and renew leases in quality retail locations at a reasonable cost. If we are unable to open experience stores at convenient locations in such cities that have large number of customers of our online product sales and offer similar competitive price at our experience stores as our online stores, our ability to retain these customers, foster strong brand loyalty and further enlarge our customer base may be negatively impacted. Meanwhile, if we are unable to generate sufficient sales from these stores, we may fail to recover the advanced costs and investments in connection with such experience store expansion and our business and profitably may suffer. The substantial management time and resources which any future experience store expansion strategy may require could also result in disruption to our existing business operations, which may decrease our net revenue and profitability.

Failure to maintain or renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We primarily lease properties for our offices, experience stores and warehouse. We usually enter into long-term lease agreements with real estate owners for a period of more than three years. To the extent we need to terminate the lease and relocate prior to the expiration of the lease term, we may face termination fees or be liable for breach of contracts. Meanwhile, for those locations that we want to continue our presence, we may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms, or at all. Certain leases we entered into with relevant real estate owners contain covenants relating to periodical turnover commitments or certain minimum operation results commitments. We cannot assure you that we will be able to fulfill such covenants at all times. Our failure to comply with relevant covenants may result in the real estate owners’ unilateral right to terminate the relevant leases and may therefore be forced to relocate our affected operations. Any of these occurrences could disrupt our operations and result in significant relocation expenses, which could, adversely affect our business, financial condition and results of operations. Further, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could maintain, extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. Further, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Expansion into international markets will expose us to significant risks.

Building on our success in China, we have started to expand globally, starting in Southeast Asia, where we have already established operations. Expansion into international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks in addition to those we already face in China. There are significant risks and costs inherent in doing business in international markets, including:

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difficulty in establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;

•	the need to adjust pricing and margins to effectively compete in international markets;

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the need to adapt and localize products for specific countries and the potential differences in customer preferences, including obtaining rights to third-party intellectual property used in each country;

•	increased competition from local providers of similar products and services;

•	the ability to protect and enforce intellectual property rights abroad;

•	the need to offer content and customer support in various languages;

•	difficulties in understanding and complying with local laws, regulations, and observation of religious and cultural customs and conventions in other jurisdictions;

•	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, by us, our employees, and our business partners;

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complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks, such as the E.U. General Data Protection Regulation;

•	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;

•	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;

•	fluctuations in currency exchange rates and the requirements of currency control regulations; and

•	political or social unrest or economic instability in a specific country or region in which we operate.

We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful in such expansion. Our products and services may not be accepted as fast as we expect, or at all, by consumers in new markets due to our limited brand recognition in certain parts of the world, or if our third-party manufacturers or raw materials suppliers are alleged to be not in compliance with ethical, social, product, labor and environmental standards of such markets, such as those related to animal testing, which are usually more stringent than those of China. We may also face challenges to acceptance of our beauty-related content in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition and results of operations.

An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our beauty products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our results of operations and financial condition.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends, which subjects us to laws and regulations related to privacy, information security and data protection. Any failure to comply with these law and regulations could materially and adversely harm our business.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends to guide our product development and to improve our products and customer experience.

The confidentiality, access, collection, use and disclosure of customers’ data are highly regulated in China. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy, personal information and data, under which we are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate customer consent and to establish customer information protection systems with appropriate remedial measures. See “Regulation—Regulations Relating to Internet Information Security and Privacy Protection”. While we strive to comply with such laws and regulations, as well as our privacy policies and other obligations we may have with respect to privacy and data protection, some of our data collection activities may be deemed beyond the scope of or without the consent from our customers. Any failure or perceived failure to comply with laws, regulations or policies related to privacy, information security and data protection may result in inquiries and other proceedings or actions against us by government authorities or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose customers. In addition, as data protection and privacy issues draw more and more attention from the society, we may also become subject to new laws and regulations, or newly adopted interpretation and application of existing privacy and data protection laws or regulations, which are often uncertain and in flux and could further restrict collection and usage of customer data, or otherwise inconsistent with our practice. Any additional enactment or promulgation of this type may, among other things, require us to implement new security measures or bring within the legislation or promulgation other personal data not currently regulated. Compliance with any additional laws could be expensive, may place restrictions on our data collection and processing practice, the conduct of our business and the manner in which we interact with our customers.

Any security and privacy breach may lead to leak and unauthorized disclosure of data and information we aggregate, which may hurt our brand image, our business and results of operations.

We store and analyze customer and operations data, and security breaches expose us to a risk of loss of such data, litigation and potential liability. Our data is encrypted and saved on cloud-based servers, segregated from the internet, protected by access control, and further backed up in long-distance servers, so as to minimize the possibility of data loss or breach. We have not experienced material incidents of security breach.

Despite the security measures we have implemented, we may experience cyber-attacks of varying degrees, including attempts to hack into our cloud or our intranet and steal customer and business information or obtain economic benefit from us. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our data, or may otherwise obtain access to such data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our information system that could deter our customers from engaging with us, and have an adverse effect on our business and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, our customers’ and business partners’ perception of the effectiveness of our security measures could be harmed, we could lose customers and business partners, may not be able to maintain the level of engagement with customers and business partners and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business and results of operations.

If our proprietary data analytics algorithms for consumer preference prediction and content recommendation flawed or ineffective, our trend prediction and customer acquisition abilities could be harmed.

We rely on our proprietary data analytics algorithms to analyze customer data, to predict consumer preferences, and to recommend beauty-related content that may be of interest to our customers. Although we have invested substantially in the development and continued improvement of our algorithm, we cannot assure that our algorithm does not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately predict customers’ preferences or industry trends. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of customer data we aggregated. For example, in case we enter into a new product category, we may not have sufficient data related to consumers’ purchase behavior or consumers’ views about products in this category, which could limit the ability of our algorithm to effectively analyze and predict consumer preferences at least at the early stage of such newly launched product category.

In addition, we expect to experience significant growth in the amount of data we need to process as we continue to develop our business and enlarge our customer base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. To the extent our proprietary algorithms fail to deliver accurate analysis results or experience significant errors or defects, our ability to predict customers’ preferences and industry trend and to develop products with wide market acceptance could be impaired.

User misconduct on and misuse of the online consumer communities we organize may adversely impact our brand and reputation, and may subject us to liabilities.

In addition to interactions with our customers at our experience stores, we organize customer communities on Weixin, through which we establish closer relationships with, and develop better understanding of, our customers through deep engagement with them. Such communities also allows customers to share shopping experience and freely communicate with each other. However, we don’t have full control over how and what our customers will communicate, and our communities could be misused by some of our customers. For example, some of our customers may use our communities as a platform to distribute content that could be deemed as spam by other customers, such as marketing materials for his or her own businesses or businesses he or she is employed to promote, which could impair our customers’ experience. In addition, once invited into our online communities, our customers can add each other as contacts and communicate and interact privately. We have no control over our customers’ behaviors off our online communities and cannot rule out the possibility that some of them may engage in immoral, disrespectful, fraudulent or illegal activities. To the extent such behaviors or activities are associated with our communities, the public perception of our reputation and brand image could be harmed and prospective customers may be deterred from joining our online communities, which could have a material and adverse effect on our business and reputation.

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems to market and sell our products, to process, transmit and store electronic and financial information, to manage and monitor a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are dependent on a variety of information systems to effectively process and fulfill customer orders. We also depend on our information technology infrastructure for digital marketing activities, for managing our various distribution channels, for electronic communications among our personnel, customers, manufacturers and suppliers and for synchronization with our manufacturers and logistics providers on demand forecast, order placements and manufacturing and service status and capacity. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party manufacturers, e-commerce platforms or service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to meet customer requests, ability to process financial information and transactions, and ability to receive and process orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown, we may incur substantial cost in repairing or replacing these systems, and if we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

If we fail to maintain and upgrade our information technology systems, it may have a material adverse effect on our business, financial condition and results of operations.

As we grow our business, we expect to continue to invest in and implement, upgrades to our information technology systems and procedures. Without these improvements, our operations might suffer from unanticipated system disruptions, slow data processing, unreliable service levels, impaired quality or delays in reporting accurate information, any of which could negatively affect our reputation and ability to attract and retain customers. However, such upgrades may subject us to inherent costs and risks associated with changes to these systems, including potential disruption of our internal control structure, additional administration and operating expenses, failure to acquire or retain sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. In addition, the upgrade and improvement of our information technology systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain and upgrade our systems and infrastructure in response to changing business needs in a timely, effective and cost-efficient fashion, our business could be adversely affected.

Real or perceived inaccuracies in our operating metrics may harm our reputation and negatively affect our business.

We regularly review our operating metrics in relation to our customers to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data as well as third-party platform’s data, have not been validated by an independent third party, and may not be indicative of our future operation results. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business.

The payment methods that we accept subject us to third-party payment-related risks and other risks.

We accept payments from our customers using a variety of methods, including online payments with credit cards and debit cards issued by major banks and payment through third-party online payment platforms such as Weixin Pay and Alipay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

Our ability to enrich our content offerings could be substantially impaired if we fail to cooperate with third-party content providers or fail to attract or retain high quality in-house writers and editors.

We currently generate content primarily through our in-house editorial team. We also collaborate with third-party professional content providers to extend the breadth and depth of our content offerings. The demand and competition for skilled and experienced writers and editors are intense. We may not be able to compete effectively for talents, neither can we guarantee we will not lose existing editors or writers. We may also incur increased compensation expenditures as we upscale our editorial team or increase compensation and benefits to retain our skilled writers and editors. In addition, if we fail to maintain our cooperation with third-party professional content providers upon terms commercially acceptable to us, we may lose a portion of high-quality content offerings. Any of these occurrences may adversely affect our ability to produce high-quality content in an effective manner, resulting in deterioration of user experience and harm to our brand, and our financial condition and results of operations may be materially and adversely affected as a result.

If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.

We produce and distribute professionally generated beauty and wellness related content on third party online social and content platforms such as Weixin, Douyin, Kuaishou, Bilibili, and RED to promote beauty related knowledge, to improve our brand awareness and to generate consumers interest in our products. Under PRC laws, we are required to monitor content we produce and distribute for items that are factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content items. Sometimes, it is arguable as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. Our burden to administer the content, and costs associated therewith, may be exacerbated if we develop our own app with user discussion panel or other interactive functions or features in the future, or introduce such interactive features and functions to our website and Weixin mini-program. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the relevant laws and regulations before any of them is published. However, such procedures may not prevent all illegal or impropriate contents from being distributed, especially content created during living streaming by KOLs we collaborate with.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

For the fiscal years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020, we had negative cash flows from operations of RMB96.2 million, RMB6.2 million (US$0.9 million) and RMB621.3 million (US$91.5 million), respectively. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders, including holders of our ADSs. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

We may be subject to infringement claims of intellectual property rights or other rights of third parties, which may be expensive to defend and may disrupt our business and operations.

Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We have adopted and implemented internal procedures and licensing practices to prevent unauthorized use of such intellectual properties or the infringement by us of other rights of third parties. However, we cannot be certain that these measures can be effective in completely preventing all possible infringement, misappropriation and other violations of third-party’s intellectual property rights or other rights during the course of our business. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. This is especially the case as our sales and marketing activities may use photos or video clips that contain portraits of individuals and shows performed by others such as recorded product promotion live-streaming held by our cooperating KOLs. We cannot rule out the possibility that some of these use cases are not properly authorized by the relevant performers and/or proprietary right holders, which may expose us to potential liabilities for infringement of portrait rights or rights to network dissemination of information under Chinese laws. In addition, although we enter into license agreements with third party proprietary right holders, we cannot rule out the possibility that some uses of such licensed rights might exceed the authorized scope or permitted license time period specified in such license agreements. There could also be existing intellectual property of which we are not aware that our operations and business may inadvertently infringe upon. Further, our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement of other rights of third parties by us and/or our employees. We have received and may continue to receive claims by third parties that we and/or our employees have infringed or otherwise violated their software copyright. We license and use software and other technologies from third parties in our ordinary course of business. These third-party software or technology licenses may not continue to be available to us on acceptable terms or at all, and may expose us to potential infringement liability. Any such liability, or our inability to use any of these third-party software or technologies on acceptable terms or at all, could harm our reputation, result in increased operating costs, and/or disruptions to our business that may materially and adversely affect our operating and financial results.

We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. Also, although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States. If a claim of infringement brought against us in China, the United States or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunctions or court orders. Even if allegations or claims lack merit, defending against them could be both costly and time consuming and could significantly divert the efforts and resources of our management and other personnel. Competitors and other third parties may claim as well that our officers or employees or our ODM/OEM and packaging supply partners have infringed, misappropriated or otherwise violated their product formulas, confidential information, trade secrets or other proprietary information or technology in the course of their employment with us or in their designing and manufacturing products for us, as the case may be. Although we take steps to prevent the unauthorized use or disclosure of such third-party information, intellectual property or technology by our officers, employees or ODM/OEM and packaging supply partners, we cannot guarantee that our internal intellectual property policy, any other policies or contractual provisions that we have implemented or may implement will be effective. If a claim of infringement, misappropriation or violation is brought against us or one of our officers or employees, we may suffer reputational harm and may be required to pay substantial damages, subject to injunction or court orders or be required to suspend sales of our products or to remit to the plaintiff the revenues we derive from the sales, any of which could adversely affect our business, financial condition and results of operations.

If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

We rely on a combination of trademark, copyright, trade secret, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices, to protect our brands and proprietary information, know-hows, technologies and processes. Our principal intellectual property assets include the registered trademarks for our brands, the design and invention patents and copyrights for our products and logos. Our copyrights, trademarks and design and invention patents are valuable assets that support our brands and consumers’ perception of our products. Although we have existing and pending trademark and patent registrations in China, there can be no assurance that all of them will be issued or registered. Historically, some of our trademark applications on certain key categories were rejected, which result in difficulties in our ability to protect our use of brand name or logo on products of such categories, and may subject us to possible intellectual property disputes with third parties over such uses. Third parties may also oppose our trademark or patent applications domestically or abroad, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our products or to refrain from using certain designs, which could result in the loss of brand recognition, impair the attractiveness of our products and could require us to devote resources to advertising and marketing new brands and product designs.

Despite our efforts to protect our intellectual property rights and proprietary information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties or know-hows. Monitoring for infringement or other unauthorized use of our intellectual property rights and know-hows is difficult and costly, and such monitoring may not be effective. From time to time, we may have to resort to courts or administrative proceedings to enforce our intellectual property rights, which may result in substantial cost and diversion of resources. The PRC has historically afforded less protection to a company’s intellectual property than the United States and, therefore, companies such as ours operating in the PRC face an increased risk of intellectual property piracy.

Our employees or business partners or other parties with whom we maintain business relationship may engage in misconduct or other improper activities, which may disrupt our business, hurt our reputation and results of operations.

Our employees or business partners, including third-party manufacturers and logistics service providers, may be subject to regulatory penalties or punishments or other legal proceedings because of their wrongdoings or regulatory compliance failures, which may disrupt our business. For example, we currently rely on third-party manufacturers to produce our products. Although we usually require them to provide compliance representations and covenants, we cannot assure that they will not engage in any incompliant practices such as environmental or product safety requirement violations. If they engage in any noncompliance or face regulatory sanctions or operation suspensions, our business may as a result be disrupted and our reputation may be harmed.

We are exposed to the risk of fraud or other misconduct by our employees or third parties partners with whom we have business arrangements. Misconduct by employees or third-party partners could include inadvertent or intentional failures to comply with the laws and regulations to which we are subject or with our policies, provide accurate information to regulatory authorities, comply with ethical, social, product, labor and environmental standards, comply with fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. We have no control over the off-work time and behaviors of our employees and the operations of our third-party partners. Any legal liabilities of, or regulatory actions against, our employees, especially key employees, or business partners may affect our business activities and reputation and, in turn, our results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies, including limitations on our ability to own key assets.

We leverage the internet for many of our sales, consumer acquisitions and engagement and daily operations. Foreign ownership of and the licensing and permit requirements pertaining to companies operating in the internet industry are subject to government scrutiny. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of such industries include, but are not limited to, the following:

•	We operate our business and hold licenses through our VIE and its affiliates due to restrictions on foreign investment in businesses providing value-added telecommunication services.

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Uncertainties relating to the regulation of the internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on the collection and usage of customer data and on content distributed online in China may subject us to potential liability.

•

Although we have not received notice of violation or faced administrative actions in connection with our operation of business via the VIE and its affiliates, we cannot assure that the PRC government will not find such practice incompliant with PRC laws and regulations or the interpretation thereof, in which case we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Due to the increasing popularity and use of the internet and other online services, with respect to online sales, advertising, customer acquisition, data acquisition and usage, or otherwise related to internet industries a number of laws and regulations have been adopted and it is possible that more and will be adopted in the future. The adoption of additional laws or regulations, the application to our business of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application to our business of existing laws and regulations that are traditionally not applicable to digital forms of services, may heighten requirements for us to conduct our operations, which could, in turn, increase our cost of doing business, disrupt our operations and impede the development or growth of the internet industry generally.

We cannot assure you that subsequent laws and regulations or interpretation of existing ones would not render our operations non-compliant or that we would always be in full compliance with applicable laws and regulations. In the event that we must remedy any violations, we may be required to modify our business models in a manner that undermines the experience of our customers. We may also become subject to fines or other penalties and, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate the non-compliant operations. In each case, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

Internet and beauty industry and certain business models and practices such as the operation of franchise business and export oriented e-commerce business in China are highly regulated, and requires multiple licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through our VIE and other subsidiaries: value-added telecommunication business operation license for provision of internet information services, or the ICP License, the cosmetics manufacturing permit and the cosmetics operation permit and the permit to produce and distribute radio and television programmes. However, as a fast growing company with limited operating history that is continuously exploring more approaches to conduct sales and marketing cost-effectively and capture points of growth, we have not obtained all the licenses, registrations and filings necessary or advisable for certain of our operations, especially the newly launched ones. We enable our customers to share and replay video clips on our Weixin mini-program, which may require us to obtain an License for Online Transmission of Audio-visual Programs. Our sales of products through our international website www.perfectdiary.com to consumers in the Southeastern Asia area may require us to complete a foreign trade business operator registration and the export goods consignor/consignee registration. In addition, we launched our franchise business model for our products under the brand of Perfect Dairy in the second half of 2020, which requires us to file the franchise agreement in effect with the regulatory authorities within 15 days after a franchise agreement is entered into. We currently have not obtained these permits or licenses or completed the relevant registrations or filings, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings. As of the date of this prospectus, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition and results of operations.

In addition, certain licenses, permits or registrations we hold are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under relevant PRC laws and regulations, our VIE as license holders are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

Further, due to uncertainties of interpretation and implementation of existing laws and the adoption of additional laws and regulations, the licenses, permits, registrations or filings we held may be deemed insufficient by PRC governments, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions. Furthermore, as we develop and expand our business scope, we may need to obtain additional permits and licenses and we cannot assure that we will be able to obtain such permits on time or at all.

Our acquisition activities and other strategic transactions may present managerial, integration, operational and financial risks, which may prevent us from realizing the full intended benefit of the acquisitions we undertake.

We have in the past and may continue to seek acquisitions that we believe strengthen our competitive position in our key segments and geographies or accelerate our ability to grow into adjacent product categories and channels and emerging markets or which otherwise fit our strategies. For example, we have recently acquired Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group, and entered into an agreement to acquire the mainland China business of a masstige skincare brand. See “Prospectus Summary—Recent Developments.” The cost of identifying and consummating investments and acquisitions could be high and there can be no assurance that we will be able to identify suitable acquisition candidates, be the successful bidder or consummate acquisitions on favorable terms, or have the funds to acquire desirable acquisitions. Such acquisitions and investments may also require approval from the relevant PRC governmental authorities, which may result in high compliance costs and add uncertainty to the transaction despite the commercial efforts made.

In addition, investments and acquisitions could result in distraction of management from current operations, greater than expected liabilities and expenses, unidentified issues not discovered in our due diligence, the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. If the goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations.

Further, the assumptions we use to evaluate acquisition opportunities may not prove to be accurate and our investments or acquisitions may not yield the results we expect. Even if our assumption is accurate, the integration of acquired businesses into ours may be costly and disruptive to our existing business operations. The integration process involves certain risks and uncertainties, some of which are outside our control, and there can be no assurance that we will be able to realize the anticipated benefits, synergies, cost savings or efficiencies. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

Our quarterly operating results may fluctuate due to seasonality and other factors, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our operating results tend to be seasonal. For instance, we generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Singles’ Day” and “Double Twelve”. In addition, in order to prepare for such shopping festivals, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Our selling and marketing expenses as a percentage of net revenues is also typically lower in the second and fourth calendar quarters as a result of higher online traffic during such periods due to promotional activities by e-commerce platforms during shopping festivals such as “618” in the second calendar quarter, as well as “Singles’ Day” and “Double Twelve” in the fourth calendar quarter, which leads to greater sales volumes. However, as a result of the negative impact of COVID-19, our net revenues experienced slower-than-expected growth and our selling and marketing expenses as a percentage of net revenues increased in the first, second and third quarters of 2020. See “—Our operations have been, and may continue to be affected by the COVID-19 pandemic.” Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. As a result of the seasonal fluctuations in our operating results, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

We have identified one material weakness in our internal control over financial reporting as of December 31, 2019, and if we fail to implement and maintain an effective system of internal controls over financing reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to establish and implement key controls over period end closing and financial reporting and handle complex accounting issues and to properly prepare and review financial statements and related disclosures in accordance with US GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or control deficiencies may have been identified.

We have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have limited business insurance coverage which could expose us to significant costs and business disruption.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and negatively impact our results of operations.

On September 5, 2018, our board of directors approved the establishment of the Share Option Plan, which plan was later amended and restated on July 26, 2019, March 25, 2020 and September 11, 2020. The Share Option Plan shall be valid and effective for ten years from September 11, 2020. The maximum number of shares that may be issued pursuant to all awards under the Share Option Plan shall be 249,234,508 shares. See “Management—Share Incentive Plan.” For the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020, we recorded an aggregate of RMB14.0 million, RMB75.0 million (US$11.0 million) and RMB656.8 million (US$96.7 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds. In this connection, employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC subsidiaries failed to make social insurance and housing fund contributions in full for their employees. If the relevant PRC authorities order us to make up for social insurance and housing fund contributions or impose fines and legal sanctions on us for our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

In addition, under the Labor Contract Law and the Notice on Issuing the Measures for the Examination and Approval of Flexible Working Hours Arrangement and Comprehensive Working Hours Scheme Adopted by Enterprises, enterprises that are not in a position to implement standard working hours arrangement may adopt special working hours arrangement, including flexible working hours arrangement and comprehensive working hours arrangement. Entities adopting the aforementioned special working hours arrangement shall apply for approval with relevant governmental authorities, otherwise in case of labor disputes, the entities may be required to pay additional compensation to their employees. If the relevant PRC authorities find that our working hour practice constitutes a special working hours arrangement which requires governmental approval, we may be required to pay additional compensation to our employees in case of labor disputes. Also, if we fail to make corrections in time, we may be subject to fines which may adversely affect our business, financial condition and results of operations.

Furthermore, pursuant to the Labor Contract Law, responsibilities assigned to dispatched workers shall be temporary and ancillary in nature and the number of dispatched workers of any given employer shall not exceed 10% of the employer’s total labor force. See “Regulation—Regulations Relating to Employment”. Certain of our PRC subsidiaries hired dispatched workers from dispatch agencies in the past and the number of dispatched workers exceeded 10% the total number of staff of the subsidiary. Although we aimed to not assign dispatched workers on significant tasks, there is no assurance that the assignments performed by them were always temporary and ancillary in nature. We have ceased to hire dispatched workers as of the date of this prospectus and have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from relevant PRC authorities. However, we cannot assure you that the relevant PRC authorities will not take administrative actions against such PRC subsidiaries of ours for their past practice. To the extent administrative actions are imposed, our business, financial condition and results of operations may be negatively impacted.

Meanwhile, as the PRC labor laws and regulations are evolving and there remain uncertainties with respect to their interpretation and implementation, we cannot assure you that we will be able to maintain full compliance at all times or that we will not be subject to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations at any time, we could be required to provide additional compensation to our employees or face administrative proceedings or civil actions and our business, financial condition and results of operations could be materially and adversely affected.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020 and such impact may continue in the remainder of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. In particular, National Bureau of Statistics of China reported a 6.8% drop in gross domestic product (GDP) for the first quarter of 2020 compared with the same period of 2019. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. For example, the current COVID-19 pandemic has caused significant volatility in financial markets across the world. Certain governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Any catastrophe, including natural catastrophes, health epidemics and other outbreaks and extraordinary events, could disrupt our business operation.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Guangdong. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or otherwise operation interruptions of ours and our manufacturers, suppliers and service providers, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect the ability of ours and our manufacturers, suppliers and service providers to conduct the daily operations and to manufacture and deliver our products. Our business could also be adversely affected if employees of ours or our manufacturers, suppliers and service providers are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

Our headquarters are located in Guangzhou, where most of our directors and management and the majority of our employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Guangzhou or Guangdong as a whole, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continued and collaborative efforts of our senior management and key employees. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.

Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, finance, marketing, sales and customer service employees. Qualified individuals are in high demand and competition for talents could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation, we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

If any of our executive officers or employees joins a competitor or forms a competing business, they may divulge business secrets, know-how, customer lists and other valuable resources. Our senior management and key employees have entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between any of them and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce such agreements at all. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC or polices of governments of the PRC, U.S. or other countries may impact the exchange rate between Renminbi, U.S. dollar and other foreign currencies in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Significant revaluation of the Renminbi may also have a material and adverse effect on our results of operations as a portion of the components, ingredients and raw materials used for the manufacturing of our products are sourced by our third-party manufacturers from foreign companies, the payment of which is denominated in foreign currencies. Therefore, any significant revaluation of Renminbi may result in the rise of production cost, which in turn may lead to the hike of our procurement price.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

Recently there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. In addition, China has implemented, and may further implement, measures in response to new trade policies, treaties and tariffs initiated by the U.S. government. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While cross-border business currently may not be an area of our focus, a portion of materials, components and ingredients used for the manufacturing of our products are sourced by our third-party manufacturers from overseas. Any rising trade and political tensions or unfavorable government policies on international trade, such as capital controls or tariffs, may affect our procurement cost for products relying on materials, components and ingredients sourced from overseas, affect the price and demand for our products, impact the competitive position of our products or prevent us from selling products in certain countries. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade and political tension, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. The outcome of any litigation, legal disputes, claims or administrative proceedings is hard to predict. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide internet and other related businesses, including the value-added telecommunication services, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To ensure compliance with the PRC laws and regulations, we conduct our principal business in China through our WFOE, our VIE and its subsidiaries incorporated in China. We have entered into contractual arrangements with the VIE and its shareholders, through which we obtain effective control over the VIE and substantially all of the economic benefits arising from the VIE and are able to consolidate the financial results of the VIE in our results of operations.

Our PRC legal advisor, Zhong Lun Law Firm, has advised us that subject to the risks as disclosed in “—Risks Relating to Our Corporate Structure,” (i) the ownership structures of our WFOEs and our VIE in China, both currently and immediately after giving effect to this offering, are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOEs, our VIE and its shareholders governed by PRC law are not in violation of mandatory provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our app/websites; or

•	requiring us to restructure our ownership structure or operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE in China that most significantly impact its economic performance and/or our failure to receive the economic benefits and residual returns from our VIE, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have to rely on the contractual arrangements with our VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a large portion of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements we have entered into with our VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, until when it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission and took effect in July 2019. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by our VIE that are critical to the operation of our business if our VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, our VIE holds certain assets that may be critical to the operation of our business. Main assets held by our VIE include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by our VIE and its subsidiaries, and the ICP License and the permit to produce and distribute radio and television programmes, which are critical to the online operation of our business. If the shareholders of our VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if our VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if our VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 is likely to be severe. In particular, National Bureau of Statistics of China reported a 6.8% drop in gross domestic product (GDP) for the first quarter of 2020 compared with the same period of 2019. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the prospectus inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as most of them currently resides outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation, or SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an ‘‘indirect transfer’’ of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed and/or fined under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

Some of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations. In the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our ADSs on the New York Stock Exchange in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) it’s uncertain whether our WFOE was could obtain such approval, and (iii) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our 2018 Incentive Plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with the State Foreign Exchange Administration of the PRC, or the SAFE, through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations Relating to Stock Incentive Plans.”

In addition, the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulation—Regulations Relating to Stock Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders or beneficial owners who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks, our PRC subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our executive officers who we are aware of being subject to the SAFE regulations have completed the initial registrations as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders or beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us or the non-complaint shareholders or beneficial owners to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIE and its subsidiaries. We may make loans to our PRC subsidiaries and VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. If we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. Pursuant to PBOC Notice No.9, upon expiry of the one-year transition period commencing on January 11, 2017, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall results of implementing PBOC Notice No.9. As of the date of this prospectus, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. Currently, our wholly foreign-owned subsidiaries, Guangzhou Yatsen and Aoyan, are subject to the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration, which means loans extended by our offshore entities to our wholly foreign-owned subsidiaries in China to finance their activities may not exceed the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. The current amounts of approved total investment and registered capital of Guangzhou Yatsen are approximately US$941.52 million and US$313.84 million, respectively, which means loans extended by our offshore entities to Guangzhou Yatsen may not exceed US$627.68 million in aggregate. The current amounts of approved total investment and registered capital of Aoyan are US$10 million and US$10 million, respectively, which means our offshore entities may not extend loans to Aoyan. However, it is uncertain what mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on loans provided by an offshore entity like our Company to its PRC subsidiaries.

In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or VIE or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries, neither can we guarantee that we will be able to provide loans in such amount as needed by our PRC subsidiaries or VIE in a timely manner. If we fail to complete such registrations or obtain such approvals or fund the amount needed by our PRC subsidiaries or VIE in a timely manner, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the New York Stock Exchange, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the “Kennedy Bill.” On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. If either of these bills is enacted into law, it would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in Hong Kong or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Proceedings instituted by the SEC against PRC-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

Risks Relating to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. The ADSs have been approved for listing on the New York Stock Exchange. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters determined the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

Participation in this offering by certain of our existing shareholders may reduce the available public float for our ADSs. In addition, participation in this offering by certain investors may further reduce the liquidity of our ADSs.

Certain existing shareholders and their affiliates have subscribed for, and have been allocated by the underwriters, an aggregate of 13,333,000 ADSs in this offering, including (i) 7,619,000 ADSs to Hillhouse Capital and (ii) 5,714,000 ADSs to Tiger Global, respectively, representing in the aggregate approximately 22.7% of the ADSs being offered in this offering. Such subscriptions may reduce the available public float for the ADSs, which may consequently reduce the liquidity of the ADSs relative to what it would have been had these ADSs been subscribed by the public. In addition, certain third-party investors have subscribed for, and have been allocated by the underwriters, an aggregate of 8,191,000

ADSs in this offering, including (i) 4,761,000 ADSs to Tencent and (ii) 2,480,000 ADSs and 950,000 ADSs to two entities affiliated with Yunfeng Financial Group, respectively, representing in the aggregate approximately 13.9% of the ADSs being offered in this offering. Such purchase may further reduce the liquidity of our ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products and services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other beauty companies;

•	conditions in the beauty market;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry;

•	general economic or political conditions in China or elsewhere in the world;

•	fluctuations of exchange rates between the RMB and the U.S. dollar; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class structure such that ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holders of Class A ordinary shares are and will continue to be entitled to one vote per share, while holders of Class B ordinary shares are currently entitled to ten votes per share and will be entitled to twenty votes per share immediately prior to the completion of this offering. We will issue Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon the completion of this offering, Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, Mr. Yuwen Chen, our co-founder, director and chief operating officer, and Mr. Jianhua Lyu, our co-founder, director and chief sales officer, will continue to beneficially own all of our Class B ordinary shares. These Class B ordinary shares will constitute approximately 36.1% of our total issued and outstanding share capital immediately after the completion of this offering and 91.9% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

We are, and will continue to be, a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and following the completion of this offering, will continue to be, a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Jinfeng Huang, our founder, chairman of the board of directors and chief executive officer, will continue to own more than 50% of our total voting power. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on exemptions from certain corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. In the event that we elect to rely on one or more of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of per ADS, and our adjusted net tangible book value per ADS as of September 30, 2020, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, and for our executive officers and employees who are beneficial owners of our ordinary shares (except for Class A ordinary shares held through Yellow Bee Limited) or have options to purchase our ordinary shares, upon the expiration of the three-year period from the consummation of this offering, in each case subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. The 180-day lock-up period could be waived by the representatives of the underwriters of this offering at their discretion. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period or the three-year lock-up period, as applicable, in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and the ADSs.

We will adopt the ninth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, including those represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs or ADRs. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not represent you are waiving compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our ninth amended and restated memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our ninth amended and restated articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Our Post-Offering Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with any provision of the Securities Act and the Exchange Act.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the

Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). See “Description of American Depositary Shares” for more information.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of such exemptions afforded to an emerging growth company. As a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the New York Stock Exchange listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets (taking into account the expected proceeds from this offering), including goodwill and other unbooked intangibles and projections as to the market price of our ADSs following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We have become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in, expected growth and the market size of the beauty industry, both in the PRC and globally;

•	our expectation regarding the prospects of our business model, and demand for and market acceptance of our products;

•	our ability to develop and launch beauty products and introduce new brands that appeal to the preferences of customers;

•	our expectations regarding the effectiveness of our marketing initiatives and the relationship with our third-party business partners;

•	our proposed use of proceeds from this offering;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all.

Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$577.0 million, or approximately US$664.5 million if the underwriters exercise their over-allotment option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 30% for business operations and other general corporate purposes;

•	approximately 30% for potential strategic investments and acquisitions;

•	approximately 20% for the development of data analytics technology, product development and formulation R&D; and

•	approximately 20% for offline experience store network expansion.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Relating to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiary only through loans or capital contributions and to our VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. In addition to government registration and approval requirements, the amount of loans that we can provide to our PRC subsidiaries or our VIE is subject to certain limitations prescribed by PRC laws and regulations, which may restrict our ability to fund and expand our business in a timely manner. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our Class A ordinary shares or Class B ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulation—Regulations Relating to Dividend Distributions.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion and the re-designation of all of our issued and outstanding preferred shares as of September 30, 2020 into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (ii) the immediate vesting of our founders’ unvested restricted shares as of September 30, 2020 upon the completion of this offering; and (iii) the immediate vesting of the share options that have satisfied the service condition as of September 30, 2020 upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion and the re-designation of all of our issued and outstanding preferred shares on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering; (ii) the immediate vesting of our founders’ unvested restricted shares as of September 30, 2020 upon the completion of this offering; and (iii) the immediate vesting of the share options that have satisfied the service condition as of September 30, 2020 upon the completion of this offering; and (iv) the issuance and sale of 235,000,000 Class A ordinary shares in the form of ADSs by us in this offering at an initial public offering price of US$10.50 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Mezzanine equity:
Series Seed convertible redeemable preferred shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares (collectively, the “Junior Preferred Shares”) (US$0.00001 par value; 458,864,970 shares authorized, issued and outstanding as of September 30, 2020; redemption value of RMB1,597,427 as of September 30, 2020; nil shares issued and outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2020)	1,683,410	247,939	—	—	—	—

	As of September 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Series B-1 and B-2 Preferred Shares (US$0.00001 par value; 185,793,059 shares authorized, issued and outstanding as of September 30, 2020; redemption value of RMB100,568 as of September 30, 2020; nil shares issued and outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2020)	101,073	14,886	—	—	—	—
Series B-3 Preferred Shares (US$0.00001 par value; 85,351,118 shares authorized, issued and outstanding as of September 30 ,2020; redemption value of RMB57,366 as of September 30, 2020; nil shares issued and outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2020)	58,346	8,593	—	—	—	—
Series B-3+ Preferred Shares (US$0.00001 par value; 87,075,383 shares authorized, issued and outstanding as of September 30 ,2020; redemption value of RMB120,138 as of September 30 ,2020; nil shares issued and outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2020)	119,016	17,529	—	—	—	—
Series C Preferred Shares (US$0.00001 par value; 273,340,565 shares authorized, issued and outstanding as of September 30, 2020; redemption value of RMB1,139,841 as of September 30 ,2020; nil shares issued and outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2020)	1,452,887	213,987	—	—	—	—

	As of September 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Series D Preferred Shares (US$0.00001 par value; 66,432,971 shares authorized, issued and outstanding as of September 30, 2020; redemption value of RMB517,683 as of September 30, 2020; nil shares issued and outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2020)	537,417	79,153	—	—	—	—
Series E Preferred Shares (US$0.00001 par value; 144,331,134 shares authorized, issued and outstanding as of September 30, 2020; redemption value of RMB1,545,144 as of September 30, 2020; nil shares issued and outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2020)	1,551,865	228,565	—	—	—	—

Total mezzanine equity	5,504,014	810,652	—	—	—	—

Shareholders’ (deficit) equity:
Ordinary shares (US$0.00001 par value; 3,698,810,800 shares authorized, 1,125,734,563 shares issued, 748,661,981 shares outstanding as of September 30 ,2020; 2,256,203,776 shares outstanding on a pro forma basis as of September 30 ,2020); and 1,551,707,585 Class A ordinary shares and 939,496,191 Class B ordinary shares outstanding on a pro forma as adjusted basis)	70	10	159	23	175	25
Treasury shares	(22)	(3)	—	—	—	—
Additional paid-in capital	—	—	6,697,861	986,487	10,615,566	1,563,503
Statutory reserve	19,322	2,846	19,322	2,846	19,322	2,846
Retained earning (Accumulated deficit)	(2,643,505)	(389,347)	(3,837,463)	(565,198)	(3,837,463)	(565,198)
Accumulated other comprehensive income (loss)	(13,331)	(1,963)	(13,331)	(1,963)	(13,331)	(1,963)
Total shareholders’ equity (deficit)	(2,637,466)	(388,457)	2,866,548	422,195	6,784,269	999,213

	As of September 30, 2020
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Total mezzanine equity and shareholders’ equity(deficit)	2,866,548	422,195	2,866,548	422,195	6,784,269	999,213
Total capitalization	2,866,548	422,195	2,866,548	422,195	6,784,269	999,213

Note:

(1)	The pro forma as adjusted information discussed above is illustrative only.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares on an as-converted basis.

Our net tangible book value as of September 30, 2020 was approximately US$417.6 million or US$0.558 per ordinary share as of that date and US$2.23 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share on an as-converted basis, after giving effect to the additional proceeds we will receive from this offering from the initial public offering price of US$2.625 per ordinary share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after September 30, 2020, other than to give effect to our sale of the ADSs offered in this offering at the initial public offering price of US$10.50 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been US$994.7 million, or US$0.399 per ordinary share and US$1.60 per ADS. This represents an immediate increase in net tangible book value of US$0.214 per ordinary share and US$0.86 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$2.226 per ordinary share and US$8.90 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Initial public offering price	US$	2.625	US$	10.50
Net tangible book value as of September 30, 2020	US$	0.558	US$	2.23
Pro forma net tangible book value after giving effect to (i) the conversion of our preferred shares as of September 30, 2020 (ii) the immediate vesting of our founders’ unvested restricted shares as of September 30, 2020 upon the completion of this offering; and (iii) the immediate vesting of the share options that have satisfied the service condition as of September 30, 2020 upon the completion of this offering;	US$	0.185	US$	0.74
Pro forma as adjusted net tangible book value after giving effect to (i) the conversion of our preferred shares (ii) the immediate vesting of our founders’ unvested restricted shares as of September 30, 2020 upon the completion of this offering; and (iii) the immediate vesting of the share options that have satisfied the service condition as of September 30, 2020 upon the completion of this offering and (iv) this offering	US$	0.399	US$	1.60
Amount of dilution in net tangible book value to new investors in this offering	US$	2.226	US$	8.90

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2020, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	2,256,203,776	90.6%	US$	479,226,134	43.7%	US$	0.212	US$	0.85

New investors	235,000,000	9.4%	US$	616,875,000	56.3%	US$	2.625	US$	10.50

Total	2,491,203,776	100.0%	US$	1,096,101,134	100.0%

The pro forma as adjusted information discussed above is illustrative only.

The discussion and tables above assume no exercise of options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 15,392,280 Class A ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of US$0.44 per share. As of the date of this prospectus, a total of 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares resulting from early exercise or modification of options granted to our employees, officers and directors have been issued to and are held by three trusts for the grantees’ benefit. Such shares will continue to be subject to satisfaction of the service and IPO conditions set forth in the applicable equity award agreements. To the extent that part or all of the outstanding options are exercised or part or all of restricted shares are lifted from restrictive conditions, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A substantial part of our operations are conducted in China, and substantially all of our operational assets are located in China. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Maples and Calder (Hong Kong) LLP that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Zhong Lun Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or Class A ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

We commenced our operations in July 2016 through Guangzhou Yatsen, a limited liability company under the laws of the PRC. In September 2016, we incorporated Mangrove Bay Ecommerce Holding (Cayman) , which later changed its name to Yatsen Holding Limited in January 2019, under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing. Also in September 2016, Yatsen Holding Limited incorporated Yatsen (HK) Limited (formerly known as Mangrove Bay Ecommerce (Hong Kong) Limited) as its intermediary holding company.

In March 2017, Guangzhou Yatsen established Guangzhou Yatsen Cosmetics Co., Ltd. as its wholly owned subsidiary to engage in offline retail business in areas outside East China.

In September 2018, Yatsen (HK) Limited acquired all of the equity interests in Guangzhou Yatsen from its shareholders to engage in the development, manufacturing and sales of cosmetic and skincare products as well as general administration of the business of the group in China.

In April 2019, Guangzhou Yatsen established Guangzhou Yiyan Cosmetics Co., Ltd. as its wholly owned subsidiary to engage in online sales of cosmetic and skincare products under the brand of Perfect Diary on certain platforms other than Tmall and the operation of our online product sales business in Southeastern Asia through our international website www.perfectdiary.com.

In February 2019, we gained control and beneficial ownership of Huizhi Weimei. In July 2019, Guangzhou Yatsen signed a series of contractual arrangements with Huizhi Weimei (Guangzhou) Trading Co. Ltd., or Huizhi Weimei, and its shareholder to formalized the control and beneficiary ownership it has over Huizhi Weimei.

In June 2019, in connection with the acquisition of Little Ondine, we acquired the control of Aoyan (Shanghai) Cosmetics Trading Co., Ltd., a PRC company that owned Little Ondine, through a series of contractual arrangements. Through a series of corporate restructurings in July 2020, we acquired 100% of the equity interest of Aoyan (Shanghai) Cosmetics Trading Co., Ltd. and continue to manage the operations of Little Ondine.

The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and other entities that are material to our business, as of the date of this prospectus:

Note:

(1)

Mr. Jinfeng Huang holds 75.0% of equity interests in Huizhi Weimei. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Huiyue (Guangzhou) Trading Limited Partnership, a limited partnership organized under the laws of the PRC whose general partner is Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Mr. Jinfeng Huang.

Contractual Arrangements with Our VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Yatsen Holding Limited is an exempted company with limited liability incorporated in the Cayman Islands. Guangzhou Yatsen is our wholly owned PRC subsidiary. To comply with PRC laws and regulations, we conduct the business of online sales of cosmetics products and skincare products in China through Huizhi Weimei, our VIE in China, through a series of contractual arrangements by and among Guangzhou Yatsen, our VIE and its shareholders. Our VIE may need to obtain licenses that are otherwise not permitted or advisable to be held directly by our wholly foreign-owned subsidiaries, including the License for Online Transmission of Audio-visual Programs and the Permit to Produce and Distribute Radio and Television Programmes. Although our wholly foreign-owned subsidiaries produce a significant majority of our revenues and hold a significant majority of our operational assets, our VIE holds certain assets that may be critical to the operation of our business. Main assets held by our VIE include the majority of the social platforms and content offering platforms we operate such as Weixin public accounts and mini-programs, which are registered and held by our VIE and its subsidiaries, and the ICP License and the Permit to Produce and Distribute Radio and Television Programmes, which are critical to the online operation of our business.

Our contractual arrangements with our VIE and its shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by the PRC laws.

As a result of our direct ownership in Guangzhou Yatsen and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, our VIE and its respective shareholders.

Arrangements that provide us effective control over our VIE

Proxy Agreement and Power of Attorney. Our WFOE entered into a proxy agreement with Huizhi Weimei and its shareholders and obtained powers of attorney from shareholders of Huizhi Weimei in July 2019, which proxy agreement and powers of attorney were later amended and restated in March 2020 and October 2020. Pursuant to the second amended and restated proxy agreement and powers of attorney, each shareholder of Huizhi Weimei irrevocably authorized our WFOE to exercise all of his or its rights as a shareholder of Huizhi Weimei, including, but not limited to, the right to convene and attend shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint or remove directors, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interests held by such shareholders. The proxy agreement will remain effective so long as Huizhi Weimei exists. The powers of attorney will remain effective unless otherwise notified by our WFOE.

Equity Pledge Agreement. Our WFOE, Huizhi Weimei and shareholders of Huizhi Weimei entered into an equity pledge agreement in July 2019, which was later amended and restated in March 2020 and October 2020. Pursuant to the second amended and restated equity pledge agreement, shareholders of Huizhi Weimei have agreed to pledge all of their respective equity interests in Huizhi Weimei to our WFOE to guarantee the performance by Huizhi Weimei and its shareholders under the exclusive business cooperation agreement, the proxy agreement, the power of attorneys, the exclusive option agreement and the equity pledge agreement. As of the date of this prospectus, we have registered all such equity pledges with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by Huizhi Weimei or its shareholders of contractual obligations under these agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Huizhi Weimei. The shareholders of our VIE also undertake that, during the term of the equity pledge agreement, unless otherwise approved by our WFOE in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

Spousal Consent Letter. Spouse of Jinfeng Huang, the individual shareholder of Huizhi Weimei, who holds 75.0% of equity interests in Huizhi Weimei, has signed a spousal consent letter. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Huiyue (Guangzhou) Trading Limited Partnership, a limited partnership organized under the laws of the PRC whose general partner is Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Jinfeng Huang. The spouse of Jinfeng Huang unconditionally and irrevocably disclaimed her rights to the relevant equity interest in

Huizhi Weimei and any associated economic rights or interest to which she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interest and the underlying assets. The spouse of Jinfeng Huang has agreed and undertaken that she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreements. Pursuant to the exclusive business cooperation agreement entered into in July 2019 between our WFOE and Huizhi Weimei, our WFOE has the exclusive right to provide to Huizhi Weimei services related to, among other things, software technology development, technology consulting, and technical services required by Huizhi Weimei’s business. Without our WFOE’s prior written consent, Huizhi Weimei cannot accept any same or similar services subject to this agreement from any third party or enter into any similar business operation agreements with any third party. Huizhi Weimei agrees to pay our WFOE an amount that is adjusted in accordance with our WFOE’s sole discretion for the relevant period and also the mutually-agreed amount for certain other technical services, which should be paid within ten days after our WFOE sends invoice. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of this agreement. To guarantee Huizhi Weimei’s performance of its obligations thereunder, the shareholders of Huizhi Weimei have agreed to pledge their equity interests in Huizhi Weimei to our WFOE pursuant to the equity pledge agreement. The Exclusive Business Cooperation agreement will remain effective for an initial ten years and will be renewed automatically except that our WFOE is entitled to terminate the agreement as long as a 30-day prior written termination notice is provided to Huizhi Weimei.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreements. Our WFOE, Huizhi Weimei and shareholders of Huizhi Weimei entered into an exclusive option agreement in July 2019, which was later amended and restated in March 2020 and October 2020. Pursuant to the second amended and restated exclusive option agreement, the shareholders of Huizhi Weimei irrevocably grant our WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Huizhi Weimei, and Huizhi Weimei has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE or its designated person may exercise such options to purchase all equity interests and/or all assets at an aggregate consideration of RMB1.00, or the lowest price permitted under applicable PRC laws if there is any statutory requirement about the consideration under PRC laws. The shareholders of Huizhi Weimei further undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) sell, transfer, pledge, or dispose of their equity interests in Huizhi Weimei, (ii) create any pledge or encumbrance on their equity interests in Huizhi Weimei, (iii) change Huizhi Weimei’s registered capital, (iv) merge Huizhi Weimei with any other entity, (v) sell, transfer, pledge, or dispose of Huizhi Weimei’s assets (except in the ordinary course of business), or (vi) amend Huizhi Weimei’s articles of association. The equity option agreement will remain effective for ten years and will be renewed automatically, except that our WFOE is entitled to terminate the agreement as long as a 10-day prior written termination notice is provided to Huizhi Weimei and its shareholders.

In the opinions of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our WFOE and our VIE, both currently and immediately after giving effect to this offering, do not violate applicable PRC laws or regulations currently in effect; and

•

the contractual arrangements among our WFOE, our VIE and its respective shareholders governed by PRC law are valid and binding, and do not violate applicable PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “ Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations for the years ended December 31, 2018 and 2019, selected consolidated statements of comprehensive income (loss) for the years ended December 31, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2018 and 2019, and selected consolidated cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations for the nine months ended September 30, 2019 and 2020, selected consolidated statements of comprehensive income (loss) for the nine months ended September 30, 2019 and 2020, selected consolidated balance sheet data as of September 30, 2020 and selected consolidated cash flow data for the nine months ended September 30, 2019 and 2020 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of operations for the years ended December 31, 2018 and 2019 and nine months ended September 30, 2019 and 2020 and our selected consolidated statements of comprehensive income (loss) for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Selected Consolidated Statements of Operations and Selected Consolidated Statements of Comprehensive Income (Loss):
Total net revenues	635,316	3,031,167	446,443	1,888,930	3,271,572	481,850
Total cost of revenues	(232,073)	(1,103,509)	(162,529)	(677,581)	(1,208,557)	(178,001)

Gross profit	403,243	1,927,658	283,914	1,211,349	2,063,015	303,849

Operating expenses:
Fulfillment expenses	(81,270)	(300,122)	(44,203)	(186,908)	(280,337)	(41,290)
Selling and marketing expenses	(309,331)	(1,251,270)	(184,292)	(804,936)	(2,033,752)	(299,539)
General and administrative expenses (1)	(43,315)	(209,326)	(30,830)	(137,443)	(856,843)	(126,199)
Research and development expenses	(2,641)	(23,179)	(3,414)	(9,768)	(40,902)	(6,024)

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Total operating expenses	(436,557)	(1,783,897)	(262,739)	(1,139,055)	(3,211,834)	(473,052)

Income (loss) from operations	(33,314)	143,761	21,175	72,294	(1,148,819)	(169,203)

Income (loss) before income tax expenses	(36,114)	147,335	21,702	71,809	(1,148,588)	(169,168)
Income tax expenses	(4,010)	(71,976)	(10,601)	(42,666)	(8,623)	(1,270)

Net income (loss)	(40,124)	75,359	11,101	29,143	(1,157,211)	(170,438)

Accretion to Preferred Shares	(3,465)	(59,200)	(8,719)	(31,766)	(176,905)	(26,055)
Deemed dividends to Preferred Shareholders due to modification of Preferred Shares	(3,521)	(61,239)	(9,020)	(61,239)	(1,054,220)	(155,270)

Net income (loss) attributable to ordinary shareholders of the Company	(47,110)	(45,080)	(6,638)	(63,862)	(2,388,336)	(351,763)

Net income (loss)	(40,124)	75,359	11,101	29,143	(1,157,211)	(170,438)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax	240	13,822	2,036	21,986	(27,763)	(4,089)

Total comprehensive income (loss)	(39,884)	89,181	13,137	51,129	(1,184,974)	(174,527)

Net income (loss) per ordinary share
Basic	(0.17)	(0.10)	(0.01)	(0.16)	(4.09)	(0.60)
Diluted	(0.17)	(0.10)	(0.01)	(0.16)	(4.09)	(0.60)
Weighted average shares used in net income (loss) per share
Basic	271,261,594	450,499,736	450,499,736	411,126,605	583,275,259	583,275,259
Diluted	271,261,594	450,499,736	450,499,736	411,126,605	583,275,259	583,275,259

Note:

(1)	All share-based compensation expenses are in general and administrative expenses as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
General and administrative expenses	(14,031)	(74,995)	(11,046)	(56,442)	(656,824)	(96,740)

The following table presents our selected consolidated balance sheets data as of December 31, 2018 and 2019 and the September 30, 2020:

	As of December 31,			As of September 30,
	2018	2019		2020
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	25,062	676,579	99,649	1,954,328	287,841
Restricted cash	—	—	—	10,648	1,568
Short-term investment	—	10,000	1,473	—	—
Accounts receivable	64,748	265,302	39,075	328,099	48,324
Inventories, net	87,494	504,049	74,238	468,522	69,006
Prepayments and other current assets	22,756	115,231	16,972	271,404	39,973
Amounts due from related parties	87,898	664	98	350,337	51,599

Total current assets	287,958	1,571,825	231,505	3,383,338	498,311

Property and equipment, net	3,810	109,410	16,114	277,684	40,898
Right-of-use assets, net	19,617	263,346	38,787	561,761	82,738
Total assets	328,221	2,010,317	296,087	4,341,587	639,444
Accounts payable (including accounts payable of the consolidated VIEs without recourse to us of RMB19,461 and RMB16,323 as of December 31, 2019 and September 30, 2020, respectively)	90,222	400,542	58,993	403,969	59,498
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to us of RMB12,120 and RMB22,522 as of December 31, 2019 and September 30, 2020, respectively)	77,901	191,065	28,141	295,238	43,484
Total current liabilities	187,265	763,343	112,428	1,123,500	165,473
Total non-current liabilities	11,544	172,787	25,449	351,539	51,776
Total liabilities	198,809	936,130	137,877	1,475,039	217,249
Total mezzanine equity	187,887	1,129,987	166,428	5,504,014	810,652
Total shareholders’ equity (deficit)	(58,475)	(55,800)	(8,218)	(2,637,466)	(388,457)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	328,221	2,010,317	296,087	4,341,587	639,444

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(96,207)	(6,179)	(908)	28,150	(621,267)	(91,503)
Net cash used in investing activities	(7,877)	(148,172)	(21,824)	(96,097)	(220,968)	(32,545)
Net cash provided by financing activities	123,678	795,231	117,124	775,472	2,155,015	317,399
Net increase in cash and cash equivalents and restricted cash	20,384	651,517	95,958	726,326	1,288,397	189,760
Cash and cash equivalents and restricted cash at the beginning of the period	4,678	25,062	3,691	25,062	676,579	99,649
Cash and cash equivalents and restricted cash at the end of the period	25,062	676,579	99,649	751,388	1,964,976	289,409

Non-GAAP Financial Measures

In evaluating the business, we consider and use non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in reviewing and assessing our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We define non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses, and non-GAAP net income (loss) as net income (loss) excluding share-based compensation expenses and a non-recurring item of forward value loss on a forward liability incurred in connection with a forward to purchase Series A-2 Preferred Shares at a fixed price provided to one of our shareholders. The table below sets forth a reconciliation of our income (loss) from operations to non-GAAP income (loss) from operations, and our net income (loss) to non-GAAP net income (loss) for the periods indicated.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Income (loss) from operations	(33,314)	143,761	21,175	72,294	(1,148,819)	(169,203)
Add:
Share-based compensation	14,031	74,995	11,046	56,442	656,824	96,740

Non-GAAP income (loss) from operations	(19,283)	218,756	32,221	128,736	(491,995)	(72,463)

Net income (loss)	(40,124)	75,359	11,101	29,143	(1,157,211)	(170,438)
Add:
Share-based compensation	14,031	74,995	11,046	56,442	656,824	96,740
Fair value loss on a forward liability	2,014	—	—	—	—	—

Non-GAAP net income (loss)	(24,079)	150,354	22,147	85,585	(500,387)	(73,698)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our combined and consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leader in the rapidly evolving China beauty market. Founded in 2016, we have launched three fast-growing, successful color cosmetics and skincare brands, Perfect Diary, Little Ondine, and Abby’s Choice. Together, these three brands served 23.4 million and 23.5 million DTC customers in 2019 and in the nine months ended September 30, 2020, respectively. We have achieved success through our digitally native DTC business model that is new to China’s beauty industry. Through this model, we focus on deep customer engagement, innovative product development and personalized services.

We generate substantially all of our net revenues from the sale of beauty products under our own brands. We have developed a number of successful brands and products in a short span of time. We launched our flagship brand, Perfect Diary, in 2017. Perfect Diary has since become one of the most popular domestic beauty brands in China and was the largest color cosmetics brand in China’s online beauty market in terms of retail sales value in 2019, according to the CIC Report. We have successfully introduced two other brands since 2019 – Little Ondine and Abby’s Choice.

Through our successful DTC model, we turn customer engagement with our brands into consumer insights that drive product development, content creation, and further improvement of our omni-channel customer experience. We have built core technology and data capabilities that power our business operations, including our marketing strategies, product development, supply chain management and customer service.

We have experienced substantial growth since our inception to date. Our total net revenues increased substantially from RMB635.3 million in 2018 to RMB3,031.2 million (US$446.4 million) in 2019 and from RMB1,888.9 million in the nine months ended September 30, 2019 to RMB3,271.6 million (US$481.9 million) in the nine months ended September 30, 2020. We generated net income of RMB75.4 million (US$11.1 million) in 2019, compared to net loss of RMB40.1 million in 2018. We generated net loss of RMB1,157.2 million (US$170.4 million) in the nine months ended September 30, 2020, compared to net income of RMB29.1 million in the nine months ended September 30, 2019.

Key Factors Affecting Our Results of Operations

Our results of operations and financial conditions are affected by the general factors influencing China’s beauty and retail industries, including China’s overall economic growth, the increase in per capita disposable income, the continued growth of the e-commerce industry, and the growth in the willingness of consumers to spend on beauty products in China.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Our Ability to Attract New Customers, Retain Existing Customers and Increase Repeat Purchases

Our future success, and our net revenue growth in particular, is significantly dependent on our ability to continually attract new customers, retain existing customers, and cultivate loyalty, including through increasing repeat purchases. We generate net revenues through (i) sales to customers through DTC channels, which include our online stores operated on e-commerce platforms, our company channels on Weixin and our experience stores, and (ii) sales to platform distributors. In the year ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020, our net revenues generated through DTC channels as a percentage of total net revenues were 91.1%, 88.1%, 88.7% and 86.7%, respectively. We measure our effectiveness in attracting and retaining customers through several key performance indicators, including number of DTC customers and average net revenue per DTC customer. The following table sets forth these indicators for the periods presented:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2018	2019	2019	2020
Total number of DTC customers (in millions)	7.0	23.4	15.7	23.5
Average net revenue per DTC customer(1) (in RMB)	82.6	114.1	106.8	120.7

Note:

(1) Average net revenue per DTC customer is calculated as total net revenues generated from DTC channels, including our online stores operated on e-commerce platforms, our company channels on Weixin and our experience stores, divided by the total number of DTC customers (see “Prospectus Summary—Conventions that Apply to this Prospectus”) in the relevant period. In the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020, our total net revenues generated from DTC channels were RMB578.5 million, RMB2,670.9 million (US$393.4 million), RMB1,676.1 million and RMB2,836.4 million (US$417.8 million), respectively.

These indicators have been driving our significant net revenue increase over the past two years, and their respective growth rates have primarily been driven by the growing popularity and recognition of our brands, increased selection and attractive prices of the innovative beauty products we offer, consumer preferences for our engaging and seamless shopping experience and quality customer service, and the effectiveness of our marketing initiatives. As our business is still young, we expect continued growth in our customer base and purchasing activities, as well as increased overall customer engagement with our brands, which we expect will contribute to continued increases in our total net revenues in absolute terms in the foreseeable future.

Our Ability to Develop and Launch New Products and Introduce New Brands

Our ability to successfully develop and launch new products and introduce new brands when appropriate is critical to our success, and in particular to our ability to attract, engage and retain customers, which is key to our continued net revenue growth. Utilizing data insights gained through our direct engagement with customers, we are able to develop new popular products faster and more efficiently. Having a broad, attractive and updated product mix helps to maintain the popularity of our brands, increases customer loyalty and encourages customer purchases. We expect to continue to develop and launch new products under each of our brands to respond to the latest industry trends and customer feedback.

We also have a track record of successfully introducing brands, both which we incubated on our own and which we acquired, by leveraging our rapid and highly effective go-to-market strategies. Our first brand, Perfect Diary, became the No. 1 color cosmetics brand in terms of online retail sales value just three years after launch, according to the CIC Report. The brands that we launched since 2019 have benefited from the capabilities that we built with Perfect Diary to scale even faster. For example, our second brand, Little Ondine, achieved within eight months of relaunch the same level of monthly net revenues as Perfect Diary did in its first year and our third brand, Abby’s Choice, achieved such level of monthly net revenues within just three months of official launch. In order to expand our platform and extend our consumer reach, we expect to continue to introduce new brands through both self-incubation and acquisitions. We will continue to pursue domestic or overseas acquisitions of selected beauty brands that complement our existing portfolio. For example, we have recently acquired Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group, and entered into an agreement to acquire the mainland China business of a masstige skincare brand. See “Prospectus Summary—Recent Developments.” The success of new brand and product launches will impact the growth of our business, our ability to continue to attract and engage customers, and our short-term and long-term financial performance, including our net revenues and operating expenses, in particular marketing expenses associated with the launch and promotion of such new brands.

Our Pricing Strategy and Ability to Maintain Optimal Gross Margins

Our results of operations depend on our ability to optimally design our pricing strategy to both maintain attractiveness to customers and to maintain and gradually improve our gross margins as we continue to grow our business. We reach and engage our customers online and offline primarily through a DTC approach without platform distributors, which allows us to more efficiently price our products at a level that is both attractive to our customers and maintains a healthy gross margin for our business. In 2019, a significant majority of our net revenues were generated through DTC channels, including our online stores operated on Tmall and other e-commerce platforms, our company channels on Weixin and our experience stores. As a result of our DTC approach and strong pricing power, our gross margins, which were 63.5% and 63.6% in the years ended December 31, 2018 and 2019 and 64.1% and 63.1% for the nine months ended September 30, 2019 and 2020, respectively, have remained relatively stable for the past two years as our brand and product portfolio has diversified and the sales volume of our beauty products has increased. The slight decrease in gross profit margin from the nine months ended September 30, 2019 to the same period in 2020 was primarily due to a RMB80.9 million (US$11.9 million) inventory provision that we recorded in the nine months ended September 30, 2020 as a result of market conditions and consumer demand being less favorable than we expected in the nine months ended September 30, 2020 due to the impact of COVID-19. The brands that we launched in 2019 after Perfect Diary are focused more on the masstige beauty product segments, which should over time provide us with higher gross margins compared to products under Perfect Diary, which focuses on the mass beauty product segment. We expect that gross margin for the foreseeable future will remain relatively stable with gradual increases as we introduce and scale brands focused on the masstige, premium or luxury beauty product segments.

Effectiveness of Our Marketing Strategies

Our results of operations also depend on our ability to attract and retain customers at reasonable marketing expenses. While we are a young business, we have been successful in building popular brands and marketing our products leveraging our core capabilities in social media and digital marketing and our diversified distribution channels. We work with KOLs to market our products cost-effectively on a large scale through our proprietary KOL management system, which allows us to predominantly work directly with these KOLs rather than through intermediaries. Our close cooperation with such a large group of KOLs provides us with valuable insights into the impact these KOLs have on our targeted consumers, and helps us increase marketing efficiency and effectiveness. In addition, as of September 30, 2020, we had over 48 million followers across various social media platforms in China. As the number of our followers continues to grow, we are able to engage in more cost-effective marketing through directly engaging with and marketing to this group of consumers who have previously bought our products or are interested in our products.

Our marketing expenses and efficiency are also expected to be further improved with our continued rollout of company channels on Weixin and expansion of our offline experience stores, both of which were introduced in 2019 as additional distribution channels. The introduction of our company channels on Weixin helps to make our marketing more cost-effective achieving targeted marketing at scale. Through our company channels on Weixin, we foster long-term loyalty beyond the point of purchase, promote repeat purchases and increase customer lifetime value in a cost-efficient manner. The continued expansion of our offline experience store network also adds physical touchpoints to help effectively market our brands and products by promoting stronger customer engagement through cross-channel integration.

Our selling and marketing expenses have also been and will continue to be affected by the number of new products we are introducing, whether or not we are introducing a new brand, and our ability to successfully adopt new emerging marketing trends and strategies. Through our data insights, we also monitor our ROIs across our various marketing and distribution channels and adjust our marketing spending and strategy accordingly in a timely-manner. Through such effective marketing strategies, our selling and marketing expenses as a percentage of our total net revenues decreased from 48.7% in 2018 to 41.3% in 2019. Our selling and marketing expenses as a percentage of total net revenues increased from 42.6% for the nine months ended September 30, 2019 to 62.2% for the nine months ended September 30, 2020, which was primarily due to (i) increased advertising, marketing and brand promotion spending to promote our newer brands Little Ondine and Abby’s Choice while they ramp up sales and (ii) a decrease in our ROI on advertising, marketing and brand promotion spending as a result of the negative impact of COVID-19 on overall consumer sentiment and purchasing activities, (iii) temporary closure of and reduced sales volume at our offline experience stores as a result of the negative impact of COVID-19 while expenses related to experience stores continued to be incurred, and (iv) increased marketing and branding expenses in the third quarter of 2020 to capture the resurgence in consumer sentiment and social activities as the effect of COVID-19 in China gradually declined during such period.

Our Ability to Manage Operating Costs and Expenses

Our results of operations are affected by our ability to control our operating costs and expenses and continuously optimize our supply chain management. We have developed an efficient supply chain involving manufacturing, warehousing and logistics. We leverage technology and data to manage supplier partners, ODM/OEM and packaging supply partners and other service partners, and adjust such partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers with strong capabilities, as well as physical proximity to our customers, enabling us to shorten the production and fulfilment process further, thereby improving customer experience. Fulfilment expenses as a percentage of our total net revenues decreased from 12.8% in 2018 to 9.9% in 2019 and from 9.9% for the nine months ended September 30, 2019 to 8.6% for the nine months ended September 30, 2020. We expect the absolute amount of operating expenses to continue increasing as we invest in the growth of our business, but we plan to continue to leverage our technology- and data-driven supply chain and warehouse management system to manage our operating costs and expenses and maintain attractive net profit margins.

We further diversified our distribution channels to include offline experience stores in 2019 and plan to continue the expansion of our experience store network in China for the next two to three years.

We opened 40 and 163 experience stores in 2019 and from January 1 to September 30, 2020, respectively. Expenses related to our experience stores were RMB52.9 million (US$7.8 million) in 2019 and RMB196.4 million (US$28.9 million) for the nine months ended September 30, 2020, and are expected to increase in absolute amount in the foreseeable future as we continue to expand our experience store network.

Impact of COVID-19

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, social and economic activities throughout China were sharply curtailed, and opportunities for discretionary consumption, especially in offline sales channels, were significantly limited during the period. Operations of our offline experience stores were adversely impacted by the quarantine measures in China, which resulted in temporary store closures from late January through early April. However, as net revenues generated from experience stores accounted for only 3.3% and 8.5% of total net revenues during 2019 and the nine months ended September 30, 2020, respectively, the impact from the temporary store closures on our sales volume during such period was not material.

Due to the overall weakening consumer sentiment and purchasing activities as a result of the impact of COVID-19, our sales volume and total net revenues experienced slower-than-expected growth in the nine months ended September 30, 2020. Our online sales volume witnessed slower-than-expected growth in the first quarter of 2020 due to the unavailability of, or significant delays in, delivery services during such period. Despite this slowdown, net revenues generated through online channels continued to grow in the nine months ended September 30, 2020 compared with the same period in 2019. While our ODM/OEM and packaging supply partners and other service partners had to operate at reduced capacity during such period, we were able to maintain sufficient levels of inventory and fulfillment capacity through our self-operated warehouses. However, due to market conditions and consumer demand being less favorable than we expected in the nine months ended September 30, 2020 as a result of the impact of COVID-19, we recorded an inventory provision of RMB80.9 million (US$11.9 million) in the nine months ended September 30, 2020, which contributed to a slight decrease in our gross profit margin from 64.1% in the nine months ended September 30, 2019 to 63.1% in the nine months ended September 30, 2020. In addition, as a result of the impact of COVID-19, our ROI on advertising, marketing and brand promotion spending decreased and, as the impact of COVID-19 in China gradually declined in the third quarter of 2020, we further stepped up our marketing efforts to capture the resurgence in consumer sentiment and social activities. Such impacts contributed to the increase of our selling and marketing expenses as a percentage of total net revenues from 42.6% for the nine months ended September 30, 2019 to 62.2% for the nine months ended September 30, 2020. The growth in our total net revenues for the third quarter of 2020 rebounded with this recovery in consumer sentiment and we generated higher total net revenues in the third quarter of 2020 compared to the previous quarters and also the corresponding quarter in 2019.

Many of the quarantine measures within China have since been relaxed as of the date of this prospectus, and we, together with our ODM/OEM and packaging supply partners and other business partners, have gradually resumed normal operations since early-March 2020 with the exception of our experience stores which re-opened in early April 2020. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. See “Risk Factors—Risks Relating to Our Business and Industry—Our operations have been, and may continue to be affected by the COVID-19 pandemic.”

Key Components of Results of Operations

Net revenues

Our net revenues are net of refunds and value-added tax. The following table sets forth the breakdown of our net revenues by brands both as absolute amounts and as a proportion of our total net revenues for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Sales of product by brand
—Perfect Diary	630,080	99.2	2,960,454	436,028	97.7	1,867,325	98.9	2,610,505	384,485	79.8
—Others	5,236	0.8	70,713	10,415	2.3	21,605	1.1	661,067	97,365	20.2

Total net revenues	635,316	100.0	3,031,167	446,443	100.0	1,888,930	100.0	3,271,572	481,850	100.0

Sales of product by brand. We generate net revenues primarily from sales of beauty products under (i) our Perfect Diary brand and (ii) our other brands, which currently include Little Ondine and Abby’s Choice. Our beauty products comprise of color cosmetics products, which include eye, face and lip products, skincare products, and other products, which include nail products, beauty tools, kits and other products such as perfume. We expect that net revenues generated from sales of products under our Perfect Diary brand will continue to account for a majority of our total net revenues in the foreseeable future.

The following table sets forth the breakdown of our net revenues by channels both as absolute amounts and as a proportion of our total net revenues for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Sales of product by channel
—Sales to end customers through platforms	578,486	91.1	2,570,107	378,536	84.8	1,639,564	86.8	2,558,302	376,797	78.2
—Sales to platform distributor customers	56,830	8.9	359,629	52,968	11.9	212,703	11.3	432,919	63,762	13.2
—Others	—	—	101,431	14,939	3.3	36,663	1.9	280,351	41,291	8.6

Total net revenues	635,316	100.0	3,031,167	446,443	100.0	1,888,930	100.0	3,271,572	481,850	100.0

Sales of product by channel. We generate net revenues primarily from selling beauty products (i) directly to end customers through various DTC online channels, (ii) to e-commerce platform distributors who then sell to end customers, and (iii) through other channels including our offline experience stores, which were introduced in 2019. Our DTC online channels include our online stores operated on Tmall and other e-commerce platforms and our company channels on Weixin. Our e-commerce platform distributors mainly include JD.com and Vipshop. We expect that net revenues generated from sales of products to end customers directly through DTC online channels will continue to account for a majority of our total net revenues in the foreseeable future. We also expect that net revenues generated from sales of products to end customers directly through our experience stores will increase in absolute amounts in the foreseeable future as we continue to expand our network of experience stores.

We expect that our total net revenues will increase in absolute amounts in the foreseeable future as the number of DTC customers and average net revenue per DTC customer increase, which we believe will be primarily driven by (i) continuing growth of our existing brands through introduction of new products across expanding product categories, (ii) further diversification of our distribution channels, in particular further development of our company channels on Weixin and expansion of our offline experience store footprint, (iii) continued marketing and brand promotion efforts to attract more consumers and encourage customer purchases, and (iv) introduction of new brands to further diversify our beauty product offerings through M&A and internal incubation.

Cost of revenues

Our cost of revenues consists primarily of material costs, which includes ingredient costs and costs associated with raw materials and packaging materials, manufacturing cost and other related costs that are directly attributable to the production of our products. For some of our products, we directly procure raw materials and packaging materials from third-party suppliers and pass on such materials to OEM/ODM partners for production and assembly. For the rest of our products, we procure finished goods from OEM/ODM partners. Our product costs fluctuate with the prices we are able to negotiate with our OEM/ODM partners and our raw material and packaging material suppliers. We expect cost of revenues to increase in absolute amounts as sales volume of our beauty products continue to grow.

The following table sets forth our cost of revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	232,073	36.5	1,103,509	162,529	36.4	677,581	35.9	1,208,557	178,001	36.9

The following table sets forth our gross profit in absolute amount and gross margin for the periods presented. We expect that gross margin for the foreseeable future will remain relatively stable with gradual increases as we grow our volume of beauty products sold and introduce and scale new brands that focus on masstige and premium beauty product segments.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages)
Gross profit	403,243	1,927,658	283,914	1,211,349	2,063,015	303,849
Gross profit margin	63.5%	63.6%	63.6%	64.1%	63.1%	63.1%

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Fulfilment expenses	81,270	12.8	300,122	44,203	9.9	186,908	9.9	280,337	41,290	8.6
Selling and marketing expenses	309,331	48.7	1,251,270	184,292	41.3	804,936	42.6	2,033,752	299,539	62.2
General and administrative expenses	43,315	6.8	209,326	30,830	6.9	137,443	7.3	856,843	126,199	26.2
Research and development expenses	2,641	0.4	23,179	3,414	0.8	9,768	0.5	40,902	6,024	1.3
Total operating expenses	436,557	68.7	1,783,897	262,739	58.9	1,139,055	60.3	3,211,834	473,052	98.3

Fulfilment expenses. Fulfilment expenses consist primarily of expenses related to the warehousing, shipping and delivery of products to customers, mainly including rental and personnel costs for warehouses as well as third-party shipping costs. We expect our fulfilment expenses to increase in absolute amounts in the foreseeable future as sales volume of our beauty products continue to grow.

Selling and marketing expenses. Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, (ii) platform commission, (iii) personnel costs for sales and marketing staff and (iv) rental, depreciation expenses, personnel and other costs for offline experience stores. We typically allocate more selling and marketing budget during launches of our new products and introduction of new brands. We expect our selling and marketing expenses to increase in absolute amounts as we seek to continue to increase our awareness of our brands, introduce new brands and products, expand marketing efforts for our products across all distribution channels and as we further expand our offline experience store network.

General and administrative expenses. General and administrative expenses consist primarily of share-based compensation expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, costs of facilities and equipment associated with use by these functions, such as depreciation expenses, rental and other general corporate related expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the increase in number of our personnel related to general corporate functions to support the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Research and development expenses. Research and development expenses consist primarily of personnel costs for research and development staff, which includes IT engineers and product development personnel, and other expenses associated with our research and development activities. We expect our research and development expenses to increase in absolute amount as we expand our team of research and development personnel and continue to invest in information technology infrastructure development, product development, formula innovation and intellectual property curation in support of the growth of our business.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiaries incorporated in Hong Kong, including Yatsen (HK) Limited and Aoyan (HK) Limited, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Under the Hong Kong tax laws, our subsidiary in Hong Kong is exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018 and 2019.

PRC

Generally, our PRC subsidiaries, VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to a policy promulgated by the SAT and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the SAT in September 2018. Perfect Diary Technology (Guangzhou) Co., Ltd. was entitled to claim the additional tax deducting amount of the qualified research and development expenses in 2019.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Relating to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total net revenues	635,316	100.0	3,031,167	446,443	100.0	1,888,930	100.0	3,271,572	481,850	100.0
Total cost of revenues	(232,073)	(36.5)	(1,103,509)	(162,529)	(36.4)	(677,581)	(35.9)	(1,208,557)	(178,001)	(36.9)

Gross profit	403,243	63.5	1,927,658	283,914	63.6	1,211,349	64.1	2,063,015	303,849	63.1

Operating expenses:
Fulfilment expenses	(81,270)	(12.8)	(300,122)	(44,203)	(9.9)	(186,908)	(9.9)	(280,337)	(41,290)	(8.6)
Selling and marketing expenses	(309,331)	(48.7)	(1,251,270)	(184,292)	(41.3)	(804,936)	(42.6)	(2,033,752)	(299,539)	(62.2)
General and administrative expenses	(43,315)	(6.8)	(209,326)	(30,830)	(6.9)	(137,443)	(7.3)	(856,843)	(126,199)	(26.2)
Research and development expenses	(2,641)	(0.4)	(23,179)	(3,414)	(0.8)	(9,768)	(0.5)	(40,902)	(6,024)	(1.3)

Total operating expenses	(436,557)	(68.7)	(1,783,897)	(262,739)	(58.9)	(1,139,055)	(60.3)	(3,211,834)	(473,052)	(98.3)

(Loss) income from operations	(33,314)	(5.2)	143,761	21,175	4.7	72,294	3.8	(1,148,819)	(169,203)	(35.2)

Financial (expenses) income	(214)	(0.0)	5,320	784	0.2	608	0.0	9,021	1,329	0.3
Foreign currency exchange (losses) gains	(433)	(0.1)	(62)	(9)	(0.0)	(61)	(0.0)	(736)	(108)	(0.0)
Other non-operating income (expenses)	(139)	(0.0)	(1,684)	(248)	(0.1)	(1,032)	(0.1)	(8,054)	(1,186)	(0.2)
Fair value loss on a forward liability	(2,014)	(0.3)	—	—	—	—	—	—	—	—

(Loss) income before income tax expenses	(36,114)	(5.6)	147,335	21,702	4.8	71,809	3.7	(1,148,588)	(169,168)	(35.1)
Income tax expenses	(4,010)	(0.6)	(71,976)	(10,601)	(2.4)	(42,666)	(2.3)	(8,623)	(1,270)	(0.3)

Net (loss) income	(40,124)	(6.2)	75,359	11,101	2.4	29,143	1.4	(1,157,211)	(170,438)	(35.4)

Nine months ended September 30, 2020 compared to nine months ended September 30, 2019

Our business and operations have been generally affected as a result of the COVID-19 pandemic in the nine months ended September 30, 2020. Due to the overall weakening consumer sentiment and purchasing activities as a result of the impact of COVID-19, our sales volume and total net revenues experienced slower-than-expected growth in the nine months ended September 30, 2020. Among other things, our online sales volume witnessed slower-than-expected growth in the first quarter of 2020 due to the unavailability of, or significant delays in, delivery services during such period. Despite this slowdown, net revenues generated through online channels continued to grow in the nine months ended September 30, 2020 compared with the same period in 2019. As the negative impact of COVID-19 in China gradually declined in the third quarter of 2020 and overall consumer sentiment and purchasing activities gradually resumed, the growth in our total net revenues for the third quarter of 2020 rebounded and we generated higher total net revenues in the third quarter of 2020 compared to the previous quarters and also the corresponding quarter in 2019. For more discussion on the impact of COVID-19 on our financial results during the nine months ended September 30, 2020, see also “—Impact of COVID-19.”

Total net revenues

Our net revenues increased by 73.2% from RMB1,888.9 million in the nine months ended September 30, 2019 to RMB3,271.6 million (US$481.9 million) in the nine months ended September 30, 2020, primarily attributable to the growth in sales volume of our beauty products in the same period driven by increases in the number of DTC customers from 15.7 million in the nine months ended September 30, 2019 to 23.5 million in the nine months ended September 30, 2020 and in average net revenue per DTC customer from RMB106.8 in the nine months ended September 30, 2019 to RMB120.7 in the nine months ended September 30, 2020, which are primarily due to (i) the introduction of innovative products and the expansion of product categories offered under our Perfect Diary brand, (ii) the continued development of our Little Ondine brand, which was introduced in 2019, and the introduction of our new brand Abby’s Choice, both of which further diversified our beauty product offerings, and (iii) further diversification of our distribution channels, in particular further development of our company channels on Weixin and expansion of our offline experience store footprint.

Total cost of revenues

Our cost of revenues increased by 78.4% from RMB677.6 million in the nine months ended September 30, 2019 to RMB1,208.6 million (US$178.0 million) in the nine months ended September 30, 2020, primarily due to the growth in sales volume of our beauty products in the same period.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 70.3% from RMB1,211.3 million in the nine months ended September 30, 2019 to RMB2,063.0 million (US$303.8 million) in the nine months ended September 30, 2020, primarily due to the growth in sales volume of our beauty products in the same period. Our gross margins decreased slightly from 64.1% in the nine months ended September 30, 2019 to 63.1% in the nine months ended September 30, 2020, primarily due to a RMB80.9 million (US$11.9 million) inventory provision made in the nine months ended September 30, 2020 as a result of market conditions and consumer demand being less favorable than expected in the nine months ended September 30, 2020 due to the impact of COVID-19.

Fulfilment expenses

Our fulfilment expenses increased by 50.0% from RMB186.9 million in the nine months ended September 30, 2019 to RMB280.3 million (US$41.3 million) in the nine months ended September 30, 2020, primarily due to an increase in warehousing, shipping and handling expenses from RMB165.6 million in the nine months ended September 30, 2019 to RMB244.9 million (US$36.1 million) in the nine months ended September 30, 2020, which was primarily attributable to the growth in sales volume of our beauty products during the same period.

Selling and marketing expenses

Our selling and marketing expenses increased substantially from RMB804.9 million in the nine months ended September 30, 2019 to RMB2,033.8 million (US$299.5 million) in the nine months ended September 30, 2020, primarily attributable to (i) an increase in advertising, marketing and brand promotion costs from RMB614.2 million in the nine months ended September 30, 2019 to RMB1,293.3 million (US$190.5 million) in the nine months ended September 30, 2020, which was primarily due to (a) the continued marketing of our Perfect Diary products, (b) the promotion of our newer brands Little Ondine and Abby’s Choice while they ramp up sales, (c) increased marketing spending to counteract the negative impact of lower ROI on our advertising, marketing and brand promotion spending due to the adverse effect of COVID-19 on overall consumer sentiment and purchasing activities, and (d) our stronger marketing efforts in the third-quarter of 2020 to capture the resurgence in consumer sentiment and social activities resulting from the gradual decline in the effect of COVID-19 in China during such period, (ii) an increase in platform commissions and other platform expenses from RMB119.4 million in the nine months ended September 30, 2019 to RMB373.0 million (US$54.9 million) in the nine months ended September 30, 2020, which was primarily due to the growth in sales volume of our beauty products in the same period and related to the promotion of our products through e-commerce platforms and social platforms, (iii) an increase in personnel costs from RMB35.7 million in the nine months ended September 30, 2019 to RMB113.8 million (US$16.8 million) in the nine months ended September 30, 2020, as the headcount of our selling and marketing personnel increased, and (iv) an increase in expenses incurred during the development of experience stores from RMB18.6 million in the nine months ended September 30, 2019 to RMB196.4 million (US$28.9 million) in the nine months ended September 30, 2020 as the number of our experience stores increased from 18 as of September 30, 2019 to 202 as of September 30, 2020.

General and administrative expenses

Our general and administrative expenses increased substantially from RMB137.4 million in the nine months ended September 30, 2019 to RMB856.8 million (US$126.2 million) in the nine months ended September 30, 2020, primarily due to (i) an increase in share-based compensation expenses from RMB56.4 million in the nine months ended September 30, 2019 to RMB656.8 million (US$96.7 million) in the nine months ended September 30, 2020, which was primarily due to (a) grants of share-based awards to our founders, (b) deemed compensation resulting from repurchase of ordinary shares from our founders and the issuance of preferred shares to investors at a price lower than the fair value of the shares in return for their services to us, and (c) accelerated vesting of share options, and (ii) an increase in personnel costs from RMB27.3 million in the nine months ended September 30, 2019 to RMB73.4 million (US$10.8 million) in the nine months ended September 30, 2020, as the headcount of our general and administrative personnel increased.

Research and development expenses

Our research and development expenses increased substantially from RMB9.8 million in the nine months ended September 30, 2019 to RMB40.9 million (US$6.0 million) in the nine months ended September 30, 2020, primarily due to an increase in personnel costs from RMB7.6 million in the nine months ended September 30, 2019 to RMB39.2 million (US$5.8 million) in the nine months ended September 30, 2020, as the headcount of our research and development personnel increased to support our research and development in information technology as well as product and formula.

Income (loss) from operations

As a result of the foregoing, we generated net loss from operations of RMB1,148.8 million (US$169.2 million) in the nine months ended September 30, 2020, compared to net income from operations of RMB72.3 million in the nine months ended September 30, 2019, primarily due to the significant increases in our selling and marketing expenses and general and administrative expenses during the same period.

Income tax expenses

We recorded income tax expenses of RMB8.6 million (US$1.3 million) in the nine months ended September 30, 2020, as compared to RMB42.7 million in the nine months ended September 30, 2019. The decrease was primarily because we generated loss from our operations in China of RMB483.3 million (US$71.2 million) in the nine months ended September 30, 2020, compared to income from our operations in China of RMB128.3 million in the nine months ended September 30, 2019.

Net (loss) income

As a result of the foregoing, we generated net loss of RMB1,157.2 million (US$170.4 million) in the nine months ended September 30, 2020, compared to net income of RMB29.1 million in the nine months ended September 30, 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

Total net revenues

Our net revenues increased by 377.1% from RMB635.3 million in 2018 to RMB3,031.2 million (US$446.4 million) in 2019, primarily attributable to the growth in sales volume of our beauty products in the same period driven by increases in the number of DTC customers from 7.0 million in 2018 to 23.4 million in 2019 and in average annual net revenue per DTC customer from RMB82.6 in 2018 to RMB114.1 in 2019, which are primarily due to (i) the introduction of innovative products and the expansion of product categories offered under our Perfect Diary brand, (ii) the introduction of our new brand Little Ondine with further diversified beauty product offerings, and (iii) further diversification of our distribution channels to include experience stores and company channels on Weixin.

Total cost of revenues

Our cost of revenues increased by 375.4% from RMB232.1 million in 2018 to RMB1,103.5 million (US$162.5 million) in 2019, primarily due to the growth in sales volume of our beauty products in the same period.

Gross profit and gross margin

As a result of the foregoing, we had a gross profit of RMB1,927.7 million (US$283.9 million) in the year ended December 31, 2019, compared to a gross profit of RMB403.2 million in the year ended December 31, 2018, primarily due to the growth in sales volume of our beauty products in the same period. Our gross margins, which were 63.5% and 63.6% in the years ended December 31, 2018 and 2019, respectively, remained relatively stable for the same periods.

Fulfilment expenses

Our fulfilment expenses increased by 269.3% from RMB81.3 million in 2018 to RMB300.1 million (US$44.2 million) in 2019, primarily due to an increase in warehousing, shipping and handling expenses from RMB74.5 million in 2018 to RMB266.7 million (US$39.3 million) in 2019, which was primarily attributable to the growth in sales volume of our beauty products during the same period.

Selling and marketing expenses

Our selling and marketing expenses increased by 304.6% from RMB309.3 million in 2018 to RMB1,251.3 million (US$184.3 million) in 2019, primarily attributable to (i) an increase in advertising, marketing and brand promotion costs from RMB256.1 million in 2018 to RMB879.6 million (US$129.6 million) in 2019, which was primarily due to the increased sales volume and continued marketing of our Perfect Diary products, (ii) an increase in platform commissions and other platform expenses from RMB42.7 million in 2018 to RMB227.1 million (US$33.4 million) in 2019, which was primarily in line with the growth in our net revenues and related to the promotion of our products through established e-commerce platforms and dynamic social platforms, (iii) an increase in personnel costs from RMB10.5 million in 2018 to RMB64.4 million (US$9.5 million) in 2019, as the headcount of our selling and marketing personnel increased, and (iv) expenses incurred during the development of experience stores of RMB52.9 million (US$7.8 million) in 2019 as we further diversified our distribution channel and opened 40 new experience stores.

General and administrative expenses

Our general and administrative expenses increased substantially from RMB43.3 million in 2018 to RMB209.3 million (US$30.8 million) in 2019, primarily due to (i) an increase in share-based compensation expenses from RMB14.0 million in 2018 to RMB75.0 million (US$11.0 million) in 2019, which was primarily due to grants of share-based awards to our founders and deemed compensation resulting from repurchase of ordinary shares from our founders, and (ii) an increase in personnel costs from RMB7.2 million in 2018 to RMB43.9 million (US$6.5 million) in 2019, as the headcount of our general and administrative personnel increased.

Research and development expenses

Our research and development expenses increased substantially from RMB2.6 million in 2018 to RMB23.2 million (US$3.4 million) in 2019, primarily due to (i) an increase in personnel costs from RMB1.0 million in 2018 to RMB17.9 million (US$2.6 million) in 2019, as the headcount of our research and development personnel increased, and (ii) an increase in investment in information technology infrastructure development from RMB1.6 million in 2018 to RMB3.9 million (US$0.6 million) in 2019 in support of the growth of our business.

(Loss) income from operations

As a result of the foregoing, we generated net income from operations of RMB143.8 million (US$21.2 million) in 2019, compared to net loss from operations of RMB33.3 million in 2018, primarily due to our ability to effectively manage the increase in our operating expenses, especially our selling and marketing expenses and fulfillment expenses, to be slower than the increase in our net revenues, which led to better margin.

Income tax expenses

We recorded income tax expenses of RMB72.0 million (US$10.6 million) in 2019, as compared to RMB4.0 million in 2018, which was primarily because income from China operations increased substantially to RMB219.4 million (US$32.3 million) in 2019 compared with a loss from China operations of RMB20.1 million in 2018.

Net (loss) income

As a result of the foregoing, we generated net income of RMB75.4 million (US$11.1 million) in 2019, compared to net loss of RMB40.1 million in 2018.

Selected Quarterly Results of Operations

The following table sets forth our unaudited interim condensed consolidated quarterly results of operations for each of the seven quarters from January 1, 2019 to September 30, 2020. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited interim condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited interim condensed consolidated quarterly financial data includes all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and operating results for the quarters presented.

	For the Three Months Ended,
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(RMB in thousands)
Total net revenues	446,103	682,598	760,229	1,142,237	1,012,109	993,238	1,266,225
Total cost of revenues	(161,285)	(251,742)	(264,554)	(425,928)	(387,720)	(386,224)	(434,613)

Gross profit	284,818	430,856	495,675	716,309	624,389	607,014	831,612

Operating expenses:
Fulfilment expenses	(57,147)	(61,893)	(67,868)	(113,214)	(107,135)	(81,666)	(91,536)
Selling and marketing expenses	(217,302)	(253,058)	(334,576)	(446,334)	(556,902)	(622,534)	(854,316)
General and administrative expenses	(27,431)	(31,672)	(78,340)	(71,883)	(124,120)	(216,845)	(515,878)
Research and development expenses	(734)	(1,637)	(7,397)	(13,411)	(12,191)	(14,267)	(14,444)

Total operating expenses	(302,614)	(348,260)	(488,181)	(644,842)	(800,348)	(935,312)	(1,476,174)

Income (loss) from operations	(17,796)	82,596	7,494	71,467	(175,959)	(328,298)	(644,562)
Financial income	31	30	547	4,712	3,202	3,717	2,102
Foreign currency exchange (losses) gains	(176)	(6)	121	(1)	1,081	(661)	(1,156)
Other non-operating income (expenses)	(157)	183	(1,058)	(652)	(11,115)	2,573	488

Income (loss) before income tax expenses	(18,098)	82,803	7,104	75,526	(182,791)	(322,669)	(643,128)
Income tax benefit (expense)	2,105	(27,480)	(17,291)	(29,310)	(8,859)	930	(694)

Net income (loss)	(15,993)	55,323	(10,187)	46,216	(191,650)	(321,739)	(643,822)

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we typically generate a substantial portion of our net revenues in the second and fourth calendar quarters as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Singles’ Day” and “Double Twelve”. Our selling and marketing expenses as a percentage of net revenues is also typically lower in the second and fourth calendar quarters as a result of higher online traffic during such periods due to promotional activities by e-commerce platforms during shopping festivals such as “618” in the second calendar quarter, as well as “Singles’ Day” and “Double Twelve” in the fourth calendar quarter, which leads to greater sales volumes. As a result of the negative impact of COVID-19, our sales volume and total net revenues experienced slower-than-expected growth in the first, second and third quarters of 2020. See “—Impact of COVID-19.” As the negative impact of COVID-19 gradually declined in the third quarter of 2020 and overall consumer sentiment and purchasing activities gradually resumed, the growth in our total net revenues for the third quarter of 2020 rebounded and we generated higher total net revenues in the third quarter of 2020 compared to the previous quarters and also the corresponding quarter in 2019. The increases in our selling and marketing expenses in the first, second and third quarters of 2020 were primarily due to (i) increased spending on marketing and brand promotion associated with our newer brands Little Ondine and Abby’s Choice while they ramped up sales during such periods, (ii) increased expenses associated with the development of offline experience stores as we further expanded our experience store footprint, (iii) increased marketing spending to counteract the negative impact of COVID-19 on overall consumer sentiment and purchasing activities and (iv) for the third quarter of 2020 specifically, increased marketing and branding spending to capture the resurgence in consumer sentiment and social activities as the effect of COVID-19 in China gradually declined during such period. The increases in our general and administrative expenses in the first, second and third quarters of 2020 were primarily due to increases in share-based compensation expenses during the same periods. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(96,207)	(6,179)	(908)	28,150	(621,267)	(91,503)
Net cash used in investing activities	(7,877)	(148,172)	(21,824)	(96,097)	(220,968)	(32,545)
Net cash provided by financing activities	123,678	795,231	117,124	775,472	2,155,015	317,399
Effect of exchange rate changes on cash and cash equivalents and restricted cash	790	10,637	1,566	18,801	(24,383)	(3,591)
Net increase in cash and cash equivalents and restricted cash	20,384	651,517	95,958	726,326	1,288,397	189,760
Cash and cash equivalents and restricted cash at the beginning of the period	4,678	25,062	3,691	25,062	676,579	99,649
Cash and cash equivalents and restricted cash at the end of the period	25,062	676,579	99,649	751,388	1,964,976	289,409

To date, we have financed our operating and investing activities primarily through cash generated by historical equity and debt financing activities. As of December 31, 2018 and 2019 and September 30, 2020, respectively, our cash, cash equivalents and restricted cash were RMB25.1 million, RMB676.6 million (US$99.6 million) and RMB1,965.0 million (US$289.4 million). Our cash and cash equivalents primarily consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less. Our restricted cash represents secured deposits held in designated bank accounts for issuance of letters of credit.

We believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this prospectus. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of September 30, 2020, 12.8% of our cash, cash equivalents and restricted cash were held in China, and 5.1% were denominated in Renminbi. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Corporate History and Structure—Contractual Arrangements with Our VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Use of Proceeds.”

Substantially all of our net revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in the nine months ended September 30, 2020 was RMB621.3 million (US$91.5 million), as compared to net loss of RMB1,157.2 million (US$170.4 million) in the same period. The difference was primarily due to certain non-cash items, primarily consisting of (i) share-based compensation of RMB656.8 million (US$96.7 million), (ii) amortization of right-of-use assets of RMB108.8 million (US$16.0 million), and (iii) inventory provision of RMB80.9 million (US$11.9 million). This was partially offset by changes in certain working capital accounts that decreased operating cash flows, primarily consisting of (i) an increase of RMB157.4 million (US$23.2 million) in prepayments and other current assets, (ii) a decrease of RMB121.1 million (US$17.8 million) in lease liabilities, (iii) an increase of RMB62.8 million (US$9.2 million) in accounts receivable, and (iv) a decrease of RMB54.6 million (US$8.0 million) in income tax payables, which was partially offset by an increase in accrued expenses and other liabilities of RMB71.5 million (US$10.5 million). The inventory provision made in the nine months ended September 30, 2020 was as a result of market conditions and consumer demand being less favorable than expected in the nine months ended September 30, 2020 due to the impact of COVID-19.

Net cash used in operating activities in 2019 was RMB6.2 million (US$0.9 million), as compared to net income of RMB75.4 million (US$11.1 million) in the same period. The difference was primarily due to changes in certain working capital accounts that decreased operating cash flows, primarily consisting of (i) an increase of RMB411.1 million (US$60.6 million) in inventories, (ii) an increase of RMB200.6 million (US$29.5 million) in accounts receivable, and (iii) an increase of RMB89.5 million (US$13.2 million) in prepayments and other current assets, which was partially offset by (i) an increase in accounts payable of RMB310.3 million (US$45.7 million), (ii) an increase in accrued expenses and other liabilities of RMB97.0 million (US$14.3 million), (iii) an increase in income tax payable of RMB72.9 million (US$10.7 million) and (iv) a decrease in amounts due from related parties of RMB66.7 million (US$9.8 million). This was partially offset by certain non-cash items, primarily consisting of (i) share-based compensation of RMB75.0 million (US$11.0 million) and (ii) right-of-use assets amortization of RMB53.8 million (US$7.9 million). The increases in inventories, accounts receivables, and accounts payable are mainly due to the growth in sales volume of our beauty products as we scale the business to better meet demand.

Net cash used in operating activities in 2018 was RMB96.2 million, as compared to net loss of RMB40.1 million in the same period. The difference was primarily due to changes in certain working capital accounts that decreased operating cash flows, primarily consisting of (i) an increase of RMB77.8 million in inventories and (ii) an increase of RMB59.9 million in accounts receivable and (iii) an increase of RMB65.4 million in amounts due from related parties, which was partially offset by (i) an increase of RMB81.2 million in account payable, (ii) an increase of RMB56.0 million in accrued expenses and other liabilities. This was partially offset by certain non-cash items, primarily consisting of share-based compensation of RMB14.0 million. The increases in inventories, accounts receivables, and accounts payable are mainly due to the growth in sales volume of our beauty products.

Investing activities

Net cash used in investing activities in the nine months ended September 30, 2020 was RMB221.0 million (US$32.5 million), primarily due to (i) purchase of property and equipment of RMB191.2 million (US$28.2 million), which was mainly due to capital expenditure incurred for the development of our experience stores, office spaces and self-operated warehouse of RMB166.1 million (US$24.5 million), and (ii) cash paid for non-current investments of RMB35.6 million (US$5.2 million).

Net cash used in investing activities in 2019 was RMB148.2 million (US$21.8 million), primarily due to (i) purchase of property and equipment, as well as intangible assets of RMB108.8 million

(US$16.0 million), which was mainly due to capital expenditure incurred for the development of our experience stores, office spaces and self-operated warehouse of RMB81.8 million (US$12.0 million), and (ii) our acquisition of Little Ondine of RMB29.4 million (US$4.3 million).

Net cash used in investing activities in 2018 was RMB7.9 million, primarily due to purchase of property and equipment of RMB3.8 million.

Financing activities

Net cash provided by financing activities in the nine months ended September 30, 2020 was RMB2,155.0 million (US$317.4 million), primarily attributable to proceeds from equity financing activities of RMB3,522.9 million (US$518.9 million), partially offset by (i) repurchase of preferred shares of RMB1,076.8 million (US$158.6 million) and (ii) repurchase of ordinary shares of RMB301.1 million (US$44.3 million).

Net cash provided by financing activities in 2019 was RMB795.2 million (US$117.1 million), primarily attributable to proceeds from equity financing activities of RMB895.7 million (US$131.9 million), partially offset by (i) repurchase of preferred shares of RMB70.3 million (US$10.4 million) and (ii) repurchase of ordinary shares of RMB47.3 million (US$7.0 million).

Net cash provided by financing activities in 2018 was RMB123.7 million, primarily attributable to proceeds from equity financing activities.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment, as well as intangible assets. Our capital expenditures were RMB4.9 million in 2018, RMB108.8 million (US$16.0 million) in 2019 and RMB192.7 million (US$28.4 million) for the nine months ended September 30, 2020. We expect to spend approximately RMB300.0 million in capital expenditures for the next 12 months from the date of this prospectus, which will primarily be used to fund the expansion of our experience store network and our investment into the joint venture with Cosmax to build a manufacturing hub in Guangzhou. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our contractual obligations as of September 30, 2020:

	Payment due by September 30,
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
	(in RMB thousands)
Capital commitment	79,825	2,326	77,499	—	—
Products and services purchase commitment	679,219	671,719	7,500	—	—
Operating lease obligations(1)	606,282	226,768	336,941	42,573	—

Total	1,365,326	900,813	421,940	42,573	—

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements covering our warehouses, stores and office spaces.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2020.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Reorganization

We commenced our business operations in July 2016 through Guangzhou Yatsen, a PRC company.

Guangzhou Yatsen completed several rounds of financing in 2017 and 2018. To facilitate offshore financing, an offshore corporate structure was formed in September 2018 (the “Reorganization”), which was carried out as follows:

(1) In September 2016, our company was incorporated in the Cayman Islands, and established Yatsen (HK) Limited (“Yatsen HK”) in Hong Kong as our wholly owned subsidiary;

(2) In September 2018, Yatsen HK acquired 100% of the equity interests in Guangzhou Yatsen from its shareholders with nil consideration;

(3) We concurrently issued Ordinary Shares, Series Seed Preferred Shares and Series A-1 Preferred Shares to shareholders of Guangzhou Yatsen or their affiliates, substantially in proportion to their previous respective equity interests in Guangzhou Yatsen prior to the reorganization.

As the shareholdings in our company and Guangzhou Yatsen were with a high degree of common ownership immediately before and after the Reorganization, the transaction of the Reorganization was determined to be a recapitalization and accounted for in a manner similar to a common control transaction.

The assets and liabilities have been stated at historical carrying amounts. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ equity (deficit), and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented to be comparable with the final number of shares issued in the Reorganization. Accordingly, the effect of the Ordinary Shares and the preferred shares issued by us pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented or the original issue date, whichever is later, as if such shares were issued by us when we issued such interests.

Basis of consolidation

Our consolidated financial statements include the financial statements of our company, our subsidiaries, our VIEs and their subsidiaries for which we are the primary beneficiary. All transactions and balances among ourselves, our subsidiaries, our VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting powers, or have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors; or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we have, or our subsidiary has, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.

Revenue recognition

We adopted ASC 606 for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration we expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of Topic 606, we follows five steps for our revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenues are primarily derived from (i) sales of our products to third-party platform distributor customers who then sell to end customers, and (ii) sales of our products to end customers directly through our online stores run on third-party e-commerce platforms and through offline stores operated by us.

We enter into two types of agreements with third-party e-commerce platforms:

1) Distribution Agreements

Under the distribution agreements, the platform distributor customers purchase products from us and sell to end customers under the platform distributor customer’s name. According to the agreements, the platform distributor customers take control of the products and are entitled to rights of return and price protection. After taking control of the products, the platform distributor customer is responsible for selling and fulfilling all obligations in our sales contracts with end customers, including delivering the products and providing customer support. Under the distribution agreement, we have a sale contract with the platform distributor customer and have no sales contract with the end customers. Based on these indicators, we determined the e-commerce platform distributors (as opposed to the end customers) as our customers according to ASC 606-10-55-39.

2) Platform Service Agreements

Under the platform service agreements, we set up online stores on the platforms to sell our product to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge service fees based on our sales through the online stores. We enter sale contracts directly with the end customers. The platforms do not take control of the goods and have no sale contract with end customers. We are responsible for selling and fulfilling all obligations according to our sales contracts with end customers, including delivering products and providing customer support. Accordingly, we determined the end customers (as opposed to the platforms) as our customers according to ASC 606-10-55-39. The sales contracts with end customers normally include a customer’s right to return products within seven days after receipt of goods.

We identify our performance obligation to both e-commerce platform distributor customers and end customers as to transfer the control of the products ordered to the customers. Contracts with customers may include multiple performance obligations if there is a need to separate one order into multiple deliveries. In those scenarios, transaction price will be allocated to different performance obligations based on relative standalone selling prices.

We recognize revenue from sales to e-commerce platform distributors upon delivery of the products to e-commerce platform distributors’ warehouses in an amount equal to the contract sales prices less estimated sales allowances for sales returns, rebates and price protection. We recognize revenues from sales to end customers upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns.

Reconciliation of contract balance

A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when we have transferred products to the customer before payment is received or is due, and our right to consideration is conditional on future performance or other factors in the contract.

Sales to e-commerce platform distributor customers are on credit terms and receivables are recorded upon recognizing revenues. Sales through online stores on the platforms are prepaid by the end customers to, before our delivery of products, Payment Channels, who settled to us based upon pre-agreed days after we deliver products to end customers, or when the customers confirm their receipts of products, whichever is earlier.

A contract liability is recorded when our obligation to transfer goods to a customer has not yet occurred but for which we have received consideration from the customer. We present such amounts as advances from customers on the consolidated balance sheet.

Practical Expedients

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of our contracts have a duration of one year or less.

Payment terms with platform distributor customers and Payment Channels generally require settlement within one year or less. We have determined that our contracts generally do not include a significant financing component. We generally expense sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

Accounts receivable, net

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The accounts receivable mainly include receivables from platform distributor customers as well as receivables from independent payment channels or payment channel functions operated by platforms, who collect from end customers on behalf of us before our delivery of products (“Payment Channels”). The receivable from platform distributor customers is settled in accordance with credit term mutually agreed. The receivable from Payment Channels is settled based upon pre-agreed days after we deliver products to end customers, or when customers confirm their receipts of products, whichever is earlier.

The allowance for doubtful accounts reflects our best estimate of expected losses. Before January 1, 2020, we determine the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay.

Expected credit losses

In 2016, the FASB issued ASC No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, (“ASC Topic 326”) which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. We adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach that did not have a material impact in retained earnings (accumulated deficit).

Our accounts receivable and other receivables classified as other current assets and other non-current assets are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of our customers and the related receivables and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed each quarter based on our specific facts and circumstances.

Our accounts receivable primarily include (i) receivables from the e-commerce platform distributors who sell products to their end customers on prepayment term and therefore are subject to limited credit loss from their customers, and (ii) receivables from Payment Channels who collect from our end customers on behalf of us before the delivery of products. Under such common industry practice, and also considering the fact that there was no bad debt expense incurred historically, we expected no significant expected credit loss to incur for accounts receivable.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, therefore we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The provision is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provision may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously provided for are eventually sold.

Share-based compensation

We grant restricted shares to the Founders and share options to our management and other key employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using straight line method, net of estimated forfeitures, if any, over the requisite service period. Share-based Awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method.

The fair value of the restricted shares were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our Ordinary Shares and our operating history and prospects at the time the grants were made. The fair value of share options is estimated on the grant date using the Binomial option pricing model. The assumptions used in share-based compensation expense recognition represent our best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive these awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Founders’ Restricted Shares

In August 2017, in connection with the issuance of Series Seed Preferred Share, our founders, or the Restricted Founders, agreed to place all their shares into escrow to be released back to them if specified service condition are met, or First Series of Founders’ Restricted Shares, which was, 25% of the First Series of Founders’ Restricted Shares were immediately vested and the remaining 75% of the First Series of Founders’ Restricted Shares shall be vested annually in equal installments over the next three years. Pursuant to ASC 718-10-S99, such escrowed share arrangements are presumed to be compensatory and equivalent to a reverse stock split followed by the grant of restricted stock. Accordingly, the 75% of the First Series of Founders’ Restricted Shares that were subject to the service condition were considered shared based compensation. Subsequently as one founder resigned from us in November 2017, all 23,677,500 unvested restricted shares held by this founder were forfeited.

In July 2019, we granted 157,846,049 ordinary shares to several founders, out of which 7,713,574 Ordinary Shares were vested immediately on the grant date and 150,132,475 Ordinary Shares were subject to service conditions, or Second Series of Founders’ Restricted Shares. The Second Series of Founders’ Restricted Shares vest annually in equal installments over the next four years commencing from the July 26, 2019.

In September 2020, we granted 93,753,239 Ordinary Shares to several founders, or the Third Series of Founders’ Restricted Shares, which were subject to service conditions. The Third Series of Founders’ Restricted Shares will vest annually in equal instalments over the next four years commencing from September 11, 2020.

All of the Founders’ Restricted Shares vest immediately upon IPO, regardless of the vesting schedule.

Repurchase of Ordinary Shares from the Founders

For the years ended December 31, 2018 and 2019, we repurchased 14,503,820 and 17,197,032 ordinary shares, respectively, from the Founders for consideration of RMB6.2 million and RMB41.1 million, respectively. We then re-designated them into preferred shares for issuances to other investors. The shares repurchased were either from the 25% of the ordinary shares that our Founders retained, which were not subject to vesting, or from the restricted shares which have been vested for more than six months. Therefore, we concluded that the repurchase did not constitute a cash settlement of any share-based awards.

For the nine months ended September 30, 2019 and 2020, we repurchased 17,197,032 and 62,388,247 ordinary shares, respectively, from the Founders for consideration of RMB41.1 million and RMB483.6 million, respectively. We then re-designated these shares into preferred shares for issuances to other investors. Based on our assessment, we concluded that the repurchase did not constitute a cash settlement of any share-based awards that would result in the awards being liability-classified.

As the respective repurchase price was greater than the fair value of Ordinary Shares as of the respective repurchase date, the difference between the repurchase price and the fair value was recognized as deemed share-based compensation expenses in our consolidated statements of operations.

Issuance of Preferred Shares to investors

In April 2020 and September 2020, we issued 26,573,188 and 39,859,783 Series C Preferred Shares to certain existing investors at a price lower than the fair value of the shares, for their services to us. Accordingly, the difference of RMB303.6 million between the then fair value of Series C Preferred Shares issued and the issuance price was recorded as deemed share-based expense in the nine months ended September 30, 2020.

Redesignation of Founder’s Ordinary Shares to Preferred Shares

In April 2020, we re-designated 6,443,998 Ordinary Shares owned by one of our founders into Preferred Shares. The transaction was accounted for as a repurchase of Ordinary Shares and an issuance of Preferred Shares. The difference between the fair value of the Ordinary Share repurchased of RMB33.3 million and fair value of the newly issued preferred shares of RMB35.1 million amounted to RMB1.9 million was recognized as share-based compensation expenses.

Accelerated vesting of share options

In September 2020, 15,518,385 options were accelerated to vest immediately and were exercised on the same date, which was treated as an “improbable-to-probable” modification of equity-classified awards under ASC 718. RMB138.7 million, the fair value of modified options at the date of modification, was recognized in the unaudited interim condensed consolidated statements of operations immediately.

Issuances of shares to Share Incentive Plan Trust

In August 2020, 170,719,987 ordinary shares were issued to three trusts based on early exercise agreements of the same number of share options. Such shares will continue to be subject to satisfaction of the service and IPO conditions set forth in the applicable equity award agreements. If the aforementioned service and IPO conditions are not satisfied, or the exercise price are not paid, the holders of the share options will not be entitled to the shares issued to the trusts. Thus, we still consider the equity award as share options from accounting perspective. There is no incremental fair value change immediately before and after the modification of the aforementioned 170,719,987 share options. Consequently, no modification accounting is applied.

Options granted to our management and other key employees

On September 5, 2018, our board of directors approved the establishment of the Share Option Plan, which plan was later amended and restated on July 26, 2019, March 25, 2020 and September 11, 2020. The Share Option Plan shall be valid and effective for ten years from September 11, 2020. The maximum number of shares that may be issued pursuant to all awards under the Share Option Plan shall be 249,234,508 shares.

Share options granted to our management and other key employees under the Share Option Plan include both service condition and the occurrence of an IPO as performance condition. These options are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method.

Fair value of options

We account for share-based awards granted to employees in accordance with ASC 718 Stock Compensation. The fair value of share options is estimated on the grant date using the Binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. We account for forfeitures in the period they occur as a reduction to expense. Estimates will not be necessary to determine the fair value of the shares underlying the new awards once our ADSs begin trading.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2018	2019	2020
Risk-free interest rate(1)	2.9%~3.1%	1.9%~2.8%	0.48%~1.01%
Expected volatility(2)	42.5%~45.8%	45%~48.0%	50.9%~55.9%
Expected dividend yield(3)	0.0%	0.0%	0.0%
Expected term (in year)(4)	5-7	4-7	10-16
Fair value of underlying ordinary share	US$0.0178~US$0.0242	US$0.0604~US$0.4845	US$0.6883~US$1.3072

Notes:

(1)	We estimate risk-free interest rate of periods within the contractual life of the share option is based on the daily treasury long term rate of U.S. Department of the Treasury as valuation dates.
(2)	We estimate expected volatility based on the average of historical volatilities of the comparable companies in the same industry as valuation dates.
(3)	We have no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on our expected dividend policy over the expected term of the option.
(4)	The expected term is the contract life of the option.

Fair value of ordinary shares

The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options with the assistance from an independent valuation firm.

Date of Valuation	Fair Value Per Share (US$)	DLOM	Discount Rate
July 22, 2018	0.0178	20%	25%
October 30, 2018	0.0242	20%	24%
January 15, 2019	0.0604	20%	23%
February 18, 2019	0.0604	20%	23%
March 1, 2019	0.0604	20%	23%
June 2, 2019	0.2462	20%	20%
December 31, 2019	0.4845	20%	18%
March 23, 2020	0.6883	10%	16%
March 25, 2020	0.6883	10%	16%
July 3, 2020	0.8026	10%	16%
August 14, 2020	1.3072	6%	15%
August 17, 2020	1.3072	6%	15%
September 11, 2020	1.3072	6%	15%
October 17, 2020	1.6445	4.5%	14.5%

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we, with the assistance of an independent valuation firm, evaluated the use of income approach to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•

Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2018 to 2020. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 25% to 15%.

The option-pricing method was used to allocate equity value to preferred and ordinary shares. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.

The fair value of our ordinary shares was US$0.0242 per share on October 30, 2018 and US$0.0604 per share on January 15, 2019. This increase was primarily attributable to (i) the rapid growth of our sales volume, especially the fact that Perfect Diary was the first brand to reach RMB100 million in GMV on Tmall in the color cosmetics category on Singles’ Day in 2018, according to the CIC Report, and (ii) the anticipated benefits from our opening of experience stores starting in January 2019.

The fair value of our ordinary shares was US$0.0604 per share on March 1, 2019 and US$0.2462 per share on June 2, 2019. This increase was primarily attributable to (i) the continued rapid growth of our sales volume, especially the fact that Perfect Diary had consistently ranked No. 1 in the color cosmetics category in terms of GMV on Tmall from December 2018 to June 2019, according to the CIC Report, and (ii) the anticipated completion of our acquisition of Little Ondine.

The fair value of our ordinary shares was US$0.2462 per share on June 2, 2019 and US$0.4845 per share on December 31, 2019. This increase was primarily attributable to (i) the continued rapid growth of our sales volume, especially the fact that Perfect Diary ranked No.1 in the color cosmetics category in terms of GMV on Tmall on Singles’ Day in 2019 and was the only color cosmetics brand to achieve GMV on Tmall of over RMB100 million in every month of 2019, according to the CIC Report, (ii) our successful completion of financing which provided us with the funding needed for our expansion, (iii) the re-launch and continuing integration of Little Ondine, and (iv) the continued expansion of our offline experience store network.

The fair value of our ordinary shares was US$0.4845 per share on December 31, 2019 and US$1.3072 per share on August 14, 2020. This increase was primarily attributable to (i) the continued rapid growth of sales volume under Perfect Diary as we introduced innovative products and expanded into new product categories such as skincare, (ii) the rapid growth of sales volume under Little Ondine and its proven success as the second brand on our platform—Little Ondine became a top selling brand in the masstige color cosmetics category, reaching monthly gross sales over US$10 million in June 2020, (iii) the official launch of Abby’s Choice as the third brand on our platform in June 2020, with a focus on masstige skincare products, (iv) the continued rapid expansion of our offline experience store network, (v) our successful completion of financing which provided us with the funding needed for our expansion, and (vi) as we progressed towards being qualified for an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of December 31, 2019 to 6% as of August 14, 2020, and a decrease of WACC from 18% as of December 31, 2019 to 15% as of August 14, 2020.

The increase in the fair value of our ordinary shares from US$1.3072 per ordinary share as of September 11, 2020, to US$1.6445 per ordinary share as of October 17, 2020, and further to US$2.625 per ordinary share, the initial public offering price, was primarily attributable to the following factors:

•	Reduced cost of capital and discount for lack of marketability

•

As a result of an imminent initial public offering, if we perform a valuation of our ordinary shares as at the initial public offering date using the same methodology and keeping the other assumptions unchanged (e.g. using the same financial forecasts prepared for the valuation as at October 17, 2020), the implied assumption of discount rate would have decreased from 14.5% to 12%, and the implied discount for marketability would have decreased from 4.5% to 0%, and all outstanding preferred shares would be converted into ordinary shares. As a result, the per share value would increase from US$1.6445 to US$2.3849. Our initial public offering will increase the liquidity and marketability of our ordinary shares. Our initial public offering will also provide us with additional capital, enhance our ability to access capital markets to grow our business, and raise our overall profile.

•	Substantial growth in our business performance, with particularly high sales volume during Tmall’s 2020 Singles’ Day Event

•

Perfect Diary: Sales volume under Perfect Diary continued to grow rapidly as we introduced innovative products and expanded into new product categories such as skincare. In particular, during Tmall’s 2020 Singles’ Day Event from November 1, 2020 to November 11, 2020, Perfect Diary achieved RMB600 million in GMV on Tmall and ranked No. 1 in the color cosmetics category in terms of GMV on Tmall for the second consecutive year since 2019, according to the CIC Report.

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Little Ondine: Sales volume under Little Ondine also continued to grow rapidly and it has proven itself to be a successful second brand for our platform. In particular, during Tmall’s 2020 Singles’ Day Event from November 1, 2020 to November 11, 2020, Little Ondine achieved RMB100 million in GMV on Tmall, according to the CIC Report.

•

Abby’s Choice: Sales volume under Abby’s Choice also continued to grow rapidly following its official launch in June 2020. In particular, Abby’s Choice achieved over RMB20 million in GMV on Tmall on the first day of Tmall’s 2020 Singles’ Day Event, according to the CIC Report.

•	Recent acquisitions

•	At the end of October 2020, we consummated the acquisition of Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-

cosmetics group. We will continue to support the brand in Europe and will launch it in China. We intend to capitalize on the French identity of this brand and will partner with Pierre Fabre on research and development and product innovations, and manufacturing of Galénic products.

•

In November 2020, we entered into an agreement to acquire the mainland China business of a masstige skincare brand. We will leverage the target’s brand equity, proven products and formulations, combined with our DTC model and platform capabilities, to bring the brand to next level.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in consolidated statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations.

We adopted ASC 740-270-30-36 approach for interim period tax computation and reporting. Interim period tax (or benefit) related to unaudited interim condensed consolidated ordinary income (or loss) for the year to date is computed using one overall estimated annual effective tax rate, except for jurisdiction if a subsidiary anticipates an ordinary loss for the fiscal year or has an ordinary loss for the year to date.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge and experience to (i) establish and implement key controls over period-end closing and financial reporting, and (ii) handle complex accounting issues and properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

In order to remedy our identified material weakness, subsequent to December 31, 2019, we have implemented, and plan to continue to implement, several measures, including, among others:

•

hiring additional accounting staff with adequate U.S. GAAP and SEC reporting experience to address complex U.S. GAAP technical accounting issues and to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements, including staff who either have U.S. GAAP financial accounting and reporting experience at U.S. listed public companies or are AICPA-qualified and have experience at big-four international accounting firms;

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Formulating a formal and regular training program for accounting personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements, including mandatory requirements for accounting staff to attend U.S. GAAP course programs offered by third-party organization or accounting firm on a periodically basis; and

•

Establishing clear roles and responsibilities to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Relating to Our Business and Industry—We have identified one material weakness in our internal control over financial reporting as of December 31, 2019, and if we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the company’s internal control over financial reporting as long as the company remains an emerging growth company. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Holding Company Structure

Yatsen Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIE and its subsidiaries in China. As a result, Yatsen Holding Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of September 30, 2020, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB99.8 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on September 30, 2020 would result in a decrease of US$1.3 million in cash and cash equivalents and restricted cash. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on September 30, 2020 would result in an increase of US$1.6 million in cash and cash equivalents and restricted cash.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2(ag) to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

The information presented in this section has been derived from an industry report dated August 2020 and a consumer survey, each commissioned by us and prepared by China Insights Consultancy, or CIC, an independent research firm, to provide information regarding our industry and our market position in China. The survey was conducted in July 2020 with 700 randomly sampled Chinese beauty consumers aged 15 to 64 years old who have bought and used beauty products during the past year. We refer to this report as the “CIC Report” and the survey as the “CIC Consumer Survey.”

China’s Beauty Market Represents a Massive and Rapidly Growing Opportunity

The beauty industry in China is large and rapidly growing, driven by a generational shift as technology enables new models of consumer engagement and product development. The beauty market in China, which includes both color cosmetics and facial skincare, is a highly attractive market. China’s beauty market was the largest in the world in terms of retail sales value at US$38.8 billion in 2019, and enjoyed a growth rate of 12.5% as compared to 2018, which was fastest among the 15 largest countries in terms of GDP during the same period, according to the CIC Report. Over the next five years, China’s beauty market in terms of retail sales value is expected grow to US$68.7 billion, at a CAGR of 10.0% from 2019. This growth rate represents approximately three times the growth rate of the United States’ beauty market, which is expected to have a CAGR of 3.1% during the same period, according to the CIC Report. As such, China’s market share in the global beauty market in terms of retail sales value is expected to increase from 21.4% in 2019 to 29.5% in 2025, and its market size is expected to increase approximately US$29.9 billion from 2019 to 2025, accounting for nearly 60% of the growth in the global beauty market during the same period, according to the CIC Report. Within China’s beauty market, the color cosmetics market is expected to grow to US$17.7 billion in 2025, at a CAGR of 14.2% from 2019, whereas the facial skincare market is expected to grow to US$51.0 billion in 2025, at a CAGR of 8.8% from 2019, both in terms of retail sales value, according to the CIC Report. The chart below presents, in terms of retail sales value, the market size of China’s beauty market including the breakdown by color cosmetics and facial skincare, and China’s market share of the global beauty market for the periods indicated:

Market Size of China’s Beauty Industry

We believe the principal drivers of growth in China’s beauty market are:

Increasing per capita spending: The ongoing improvement of living standards in China, supported by the increasing level of disposable income, is contributing to higher per capita spending on beauty products. A country’s GDP per capita strongly correlates with its per capita spending on beauty products, as seen across China, Japan, and South Korea. China’s GDP per capita increased from US$8,167 in 2015 to US$10,099 in 2019, and is expected to grow to US$15,190 in 2025, representing a CAGR of 7.0% from 2019 to 2025. Such growth is expected to drive per capita spending on beauty products. Despite recent strong growth, China’s per capita spending on beauty products remains well below that of other mature markets, with such per capita spending of US$27.7 in China in 2019, compared to those of US$86.5 in the U.K., US$96.6 in the U.S., US$152.8 in South Korea and US$184.4 in Japan during the same period, suggesting a long runway for further expansion of per capita spending on beauty products in China. The charts below on the left and on the right show, respectively, the correlation between GDP per capita and per capita spending on beauty products for each of China, Japan and South Korea over time, and per capita spending on beauty products in 2019 for each of China, the U.K., the U.S., South Korea and Japan:

GDP per Capita Correlates Strongly with per Capita Spending on Beauty Products Across Countries	China’s per Capita Spending on Beauty Products Suggests a Long Runway for Growth

Growing addressable market and consumer base for beauty products: Increasing interest in beauty is driving expansion of the consumer base for beauty products in China. Particularly for younger generations of consumers, the proliferation of social media and beauty-focused KOLs are leading to greater awareness of beauty products and trends. The desire to present your best appearance on social media and among peers is leading to more sophisticated uses of beauty products. China’s consumer base for color cosmetics products is expected to increase from 143.0 million in 2019 to 200.1 million in 2025, according to the CIC Report.

Expanding product categories and growing purchasing frequencies: As demand for beauty products increases and more sophisticated beauty routines are adopted, a growing number of Chinese consumers are expanding the categories and scope of beauty products they use, as well as increasing their frequency of purchase. Based on the CIC Consumer Survey, more than 50% of surveyed consumers are expecting to use new beauty product categories in the coming year. In addition, more than 47% of surveyed consumers owned more color cosmetic products in 2020 than in 2019, while more than 54% said they will further increase the number of color cosmetic products they will own in 2021.

Increasing number of purchases from lower-tier cities: In recent years, the increased access to digital content and e-commerce, coupled with growth in disposable income, has driven disproportionate growth in demand for beauty products from consumers in lower-tier cities, which refer to Tier 3 cities and below in China. Consumption of color cosmetics products by consumers in China’s lower-tier cities represented 54% of China’s overall color cosmetics product consumption in terms of retail sales value in 2019, and such consumption of color cosmetics products by consumers in China’s lower-tier cities is expected to grow at a CAGR of 14.3% from US$4.2 billion in 2019 to US$9.5 billion in 2025, while the consumption of color cosmetics products by consumers in Tier 1 cities, which refer to Beijing, Shanghai, Guangzhou and Shenzhen, in China is expected to grow at a CAGR of 11.9% in the same period, according to the CIC Report.

China has developed one of the most advanced beauty manufacturing ecosystems and supply chains in the world: China’s beauty supply chain combines innovative design, cost competitiveness and local market insights with the ability to supply high quality products across the spectrum of mass to premium offerings. Certain ODM/OEM and packaging supply partners in China are able to produce large quantities of high quality products with some of the shortest lead times, allowing such ODM/OEM and packaging supply partners to be well-suited to serve brands that cater to large populations and rapidly evolving consumer preferences. Local Chinese brands benefit from the close proximity, speed and certainty of supplies from these ODM/OEM and packaging supply partners, and can therefore efficiently respond to rapidly changing market demands.

Within China’s beauty market, the markets for color cosmetics and facial skincare products both grew significantly in recent years. The color cosmetics market in China in terms of retail sales value grew at a CAGR of 18.4% from 2015 to 2019, and is expected to grow further at a CAGR of 14.2% from 2019 to 2025. The facial skincare market in China in terms of retail sales value grew at a CAGR of 7.9% from 2015 to 2019, and is expected to grow further at a CAGR of 8.8% from 2019 to 2025.

Gen-Z and Millennials Represent a Vast Demographic that is Driving the Change of China’s Beauty Industry

Gen-Z and Millennial consumer preferences are fundamentally changing the way beauty brands engage with their target audience in China. China has one of the largest Gen-Z and Millennial populations in the world, with 171.4 million Gen-Z and 231.5 million Millennials as of December 31, 2019, which is 3.9 times and 5.0 times larger than the respective populations in the U.S. as of December 31, 2019, according to the CIC Report. While Gen-Z and Millennials represented less than 30% of China’s population as of December 31, 2019, their consumption of beauty products accounted for approximately 58.5% of China’s overall beauty product consumption in terms of retail sales value in 2019 and this percentage is expected to increase to 61.3% by 2025, according to the CIC Report.

Moreover, Gen-Z and Millennials are reshaping the beauty industry in China with their own specific buying patterns and preferences. With increasingly sophisticated beauty routines, Gen-Z and Millennials have driven demand for brands that can offer a more personalized shopping experience along with a rapid roll-out of innovative, easy-to-use and on-trend beauty products. Such preferences result in increased spending on beauty products on a per capita basis and wider variety of beauty products purchased per consumer for Gen-Z and Millennials compared to other age groups in China. The total spending of beauty products in terms of retail sales value by Gen-Z and Millennials is expected to grow at a CAGR of 10.5% from 2019 to 2025, which is faster than the expected CAGR of spending on beauty products in terms of retail sales value by any other age group in China during the same period, according to the CIC Report.

Gen-Z and Millennials combine the desire for a personal and emotional connection to brands and products with the focus on functional value. Their purchasing decisions are heavily influenced by online digital content on social media platforms, such as KOL reviews and marketing rather than traditional editorial and advertising. Gen-Z and Millennials accounted for more than 70.0% of the online beauty market consumption in China in 2019 in terms of retail sales value, according to the CIC Report.

China’s Beauty Market is Embracing Revolutionary Changes

More Transactions are Taking Place Online, Driven by the Growth of Social E-commerce

China is the world’s largest and fastest growing e-commerce market, with the largest numbers of both internet users and online shoppers. According to the CIC Report, China had an internet user base of 891 million in 2019, which is more than three times that of the U.S. in the same period, with 285 million internet users. China is also the world’s leading e-commerce market with US$1.5 trillion in online retail sales value and 704 million online shoppers in 2019, compared to US$596 billion in online retail sales value and 197 million online shoppers in the U.S. during the same period. China’s online retail sales value grew at a CAGR of 25.4% from 2015 to 2019, and is expected to further grow at a CAGR of 12.3% from 2019 to 2025. The e-commerce penetration rate in China, measured as online retail sales value as a percentage of total retail sales value, increased from 12.9% in 2015 to 25.8% in 2019, and is expected to grow to 35.0% by 2025, while the e-commerce penetration rate in the U.S. in 2019 was 10.9%, according to the CIC Report.

Compared to other consumer segments, the beauty market has a higher e-commerce penetration rate, which is measured as the percentage of total retail sales value sold through e-commerce channels. In 2019, the global e-commerce penetration rate in the beauty market was 15.9%, compared to that of 8.8% in the personal care market. Compared to other countries, China has the highest e-commerce penetration rate within the beauty market, at 31.4% in 2019, and such e-commerce penetration rate is expected to grow to 42.6% in 2025, while the e-commerce penetration rate within the beauty market in the U.S. in 2019 was 21.9%, according to the CIC Report. China’s online beauty market increased from US$5.3 billion in 2015 to US$12.2 billion in 2019, and is expected to grow to US$29.3 billion in 2025, while the U.S. online beauty market in terms of retail sales value was US$7.0 billion in 2019, according to the CIC Report.

China’s e-commerce landscape has evolved at a rapid pace with the dynamic development of new online sales channels. Beginning with more traditional e-commerce platforms (such as Taobao, Tmall and JD.com), China’s e-commerce landscape now includes new models for online engagement and distribution. China has been at the forefront of “social e-commerce” which integrates social platforms with e-commerce capabilities. These social e-commerce platforms, for example, Weixin, Douyin, Bilibili, and Kuaishou, engage customers through a different medium such as live streaming, short video, and mini programs, and deliver engaging user content.

The China social e-commerce market has experienced rapid growth in recent years. The market size of social e-commerce in China in terms of retail sales value increased from US$29.3 billion in 2015 to US$322.4 billion in 2019, representing a CAGR of 82.1%, and is expected to grow at a CAGR of 31.9% from 2019 to 2025, reaching US$1.7 trillion in 2025. The percentage of online retail sales value in China attributable to social e-commerce platforms increased from 4.7% in 2015 to 20.9% in 2019 and is expected to further grow to 47.3% in 2025 as consumers continue to embrace a more engaged form of online purchasing. In contrast, the retail sales value of the U.S. social e-commerce was US$22.0 billion in 2019, accounting for 3.7% of the country’s total online sales, according to the CIC report. The chart below presents the market size of China’s social e-commerce market in terms of retail sales value and the penetration rate of social e-commerce in China as measured by the percentage of online retail sales value in China attributable to social e-commerce platforms for the periods indicated:

Market Size and Penetration Rate of Social E-commerce in China

Social e-commerce has also transformed China’s retail market by changing the way that information is disseminated to consumers. Consumers across China, from major urban centers to lower-tier cities can more easily access information on the latest trends and be inspired by their friends as well as celebrities and KOLs. Based on the CIC Consumer Survey, 75% of surveyed consumers made their purchasing decisions based on information received from social media.

Increasing Popularity of Emerging Brands and China’s Domestic Brands

Emerging brands, employing innovative approaches to new product rollout and consumer engagement, are rapidly gaining market share in China’s beauty market. Emerging brands that offer high quality, value-for-money products are particularly appealing to Gen-Z and Millennials who favor personalized consumer experiences at affordable prices.

In addition, domestic brands have experienced increasing popularity in China in recent years, especially among Gen-Z and Millennials. Many of China’s domestic brands are able to deliver high quality products at standards comparable to that of established international brands, with sophisticated approaches to formula and product development as well as adherence to global safety standards. Moreover, many domestic brands are more adept at digital marketing with a deeper understanding of evolving consumer preferences in China. Based on the CIC Consumer Survey, 99.5% of surveyed consumers have used domestic color cosmetics brands in the past. The below chart presents the views of surveyed consumers in the CIC Consumer Survey on domestic color cosmetics brands:

Domestic Color Cosmetics Brands’ Popularity Among Chinese Consumers

As a result, domestic brands have been taking market share from western brands operating in the beauty industry in China, and have overtaken western brands since 2016 in the mass and mid-end beauty market. As of 2019, domestic brands had 46.3% market share in China’s mass and mid-end beauty market in terms of retail sales value, up from 24.4% in 2010, as compared to 38.3% for western brands in 2019, according to the CIC Report. As seen in Japan and South Korea, domestic brands have maintained their dominant positions in terms of beauty market share measured by retail sales value in the past 10 years after overtaking western brands. The chart below shows the market shares of domestic and western brands in China’s mass and mid-end beauty market in terms of retail sales value for the periods indicated:

China’s Domestic and Western Beauty Brands’ Market Share In Term of Retail Sales Value

The charts below on the left and on the right show the market shares of domestic and western brands in the beauty market in terms of retail sales value in Japan and South Korea, respectively, for the periods indicated:

Domestic and Western Beauty Brands’ Market Share In Term of Retail Sales Value
Japan	South Korea

Among the largest beauty companies (each of which can include a number of brands) in China in terms of color cosmetics retail sales value in 2019, the top 4 were international companies, while Yatsen ranked No. 5, according to the CIC Report. Yatsen was the largest and only domestic company among the top five, and also had the highest growth rate from 2018 to 2019 among the top ten beauty companies in China in terms of color cosmetics retail sales value. The table below presents the ranking of beauty companies in China in terms of color cosmetics retail sales value in 2019:

Top Beauty Companies, Ranked in Terms of Color Cosmetics Retail Sales Value in 2019 (RMB billion)
Rank	Company	Retail Sales Value in 2019 (RMB bn)	2018-2019 YoY Growth in Retail Sales Value
1	International Player 1	15.9	25.2%
2	International Player 2	6.7	38.9%
3	International Player 3	5.3	54.8%
4	International Player 4	3.6	7.5%
5	Yatsen	3.1	326.6%
6	International Player 5	2.1	27.4%
7	PRC Domestic Player 1	1.9	8.3%
8	International Player 6	1.5	27.4%
9	International Player 7	1.2	7.0%
10	PRC Domestic Player 2	1.2	91.1%

Source: CIC Report.

Direct-to-Consumer and Digital Models are Disrupting Traditional Retail Models

Traditional Offline Retail Models

Traditionally, China’s beauty market has been driven by third-party distributors who place products with brick and mortar retailers. Those distributors are responsible for brand marketing efforts, with little direct engagement between brands and consumers. The shift to online distribution has been rapid but remains in its early stages. The percentage of total beauty product sales in terms of retail sales value made through online distribution channels in China was 19.8% in 2015 and grew to 31.4% in 2019, and is expected to further grow to 42.6% by 2025, according to the CIC Report. Many traditional brands continue to engage third-party distributors to sell their products through both offline and online e-commerce channels, and thus do not enjoy the benefit of direct engagement with consumers.

Direct-to-Consumer (“DTC”) Retail Through Omni-Channel Model

Certain emerging beauty brands have adopted a disruptive approach to distribution, shifting to a direct-to-consumer model for both their online and offline channels. The shift to DTC retail is just at its initial stages, presenting significant opportunity for further growth and wider adoption. Companies who seek to establish DTC infrastructure with proprietary data and relationships with consumers will benefit from these tailwinds, particularly in China where the rapid development of e-commerce and social e-commerce has resulted in a more advanced DTC offering relative to that of other countries.

The existence of established social media fan followings and an e-commerce platform allows DTC players to leverage consumer insights, behavioral data and timely feedback from direct consumer interactions to more rapidly innovate and customize their brands. In turn, consumers develop a deeper and more direct connection with those brands, as they are responsive to their demands and preferences.

Bypassing traditional wholesaler and distributor models has the additional benefit of allowing for a streamlined cost structure. In the beauty market, third-party distributors have typically charged around half of the profitability available to a retailer, marked by the difference between a product’s retail price and its cost from ODM/OEM and packaging supply partners. Given the direct nature of DTC players’ relationships with consumers, they are able to reduce the margin leakage, have greater control around pricing strategy, and are able to price more competitively. The direct consumer relationship also enables more efficient supply chain management, which allows for more rapid product launches and increased ability to leverage data to predict consumer demand.

As consumer preferences shift and brands innovate, the omni-channel model, combining online sales with offline experiences, is expected to make an increasingly significant contribution to growth in the beauty industry. While consumers are influenced by online channels, they value the opportunity to touch and feel products directly offline. The existence of branded offline stores for consumer trials, along with the presence of trained sales professionals who can give personalized on-site advice, enhances the consumer experience and helps to increase subsequent sales conversion through online channels.

Digital Strategy to Engage with Consumers and Build Brands

The use of digital marketing, including KOL and social marketing, has created new expectations for consumers as they increasingly seek meaningful, direct connections with the broader beauty community. Live streaming and KOL-based marketing channels engage directly with consumers, providing instant and customized access to content and creating a marketing ecosystem that has been widely adopted by China’s beauty consumers. Domestic brands which are able to develop a structured and data-driven approach to selecting key KOLs for their products will be able to more efficiently and cost-effectively manage sales and marketing strategy.

BUSINESS

Yatsen: The future of beauty

Our Mission

Our mission is to create an exciting new journey of beauty discovery for consumers in China and around the world.

Who we are

Yatsen is a leader in the rapidly evolving China beauty market. Founded in 2016, we have launched three fast-growing, successful color cosmetics and skincare brands: Perfect Diary, Little Ondine, and Abby’s Choice. Together, these three brands served 23.4 million and 23.5 million DTC customers in 2019 and the nine months ended September 30, 2020, respectively. Our first brand, Perfect Diary, became the top color cosmetics brand in China in terms of online retail sales value three years after launch, according to the CIC Report. This success is due to our digitally native DTC business model that is new to China’s beauty industry. Through this model, we focus on deep customer engagement, innovative product development and personalized services.

Where we started

The beauty industry in China has been evolving rapidly. For many Chinese beauty consumers, massive e-commerce platforms such as Tmall, JD.com and Vipshop have become default shopping destinations. More recently, disruptive and dynamic social and content platforms such as Weixin, Douyin, Kuaishou, Bilibili and RED have been playing an increasing role in consumers’ discovery and purchase of beauty products. At the same time, large and technologically advanced ODM/OEM and packaging supply partners who have extensive experience working with renowned international beauty brands continue to strengthen their capabilities domestically. In addition to these trends, Chinese consumers, particularly those in the Gen-Z and Millennial demographics, prefer brands that offer personalized products and services and that have strong Chinese identities. China has one of the largest populations of Gen-Z and Millennials in the world, with 171.4 million Gen-Z and 231.5 million Millennials as of December 31, 2019, according to the CIC Report.

As a result, we saw a significant opportunity to create a disruptive beauty brand, reimagined from the ground up, that partners with these marketing channels and supply chain players in a more integrated and unique way and provides young consumers with a superior experience and an engaging new journey of beauty discovery. With our brand platform, we believe we can continue to grow to capture an increasing share of China’s beauty industry—the largest globally at US$38.8 billion in retail sales value in 2019, according to the CIC Report.

What we have achieved

We have experienced significant growth since our inception. Our gross sales increased from RMB757.7 million in 2018 to RMB3.5 billion in 2019, representing a growth rate of 363.7% or roughly 30 times the growth rate of the broader China beauty industry in terms of retail sales value over the same time period, according to the CIC Report. Our gross sales increased from RMB2.2 billion in the nine months ended September 30, 2019 to RMB3.8 billion in the nine months ended September 30, 2020, representing a growth rate of 70.2% or roughly 16 times the growth rate of the broader China beauty industry in terms of retail sales value over the same time period, according to the CIC Report. In 2019 and the nine months ended September 30, 2020, 96.7% and 91.3% of total gross sales were generated through online channels, respectively. Additionally, Perfect Diary was the only color cosmetics brand to achieve over RMB100 million in GMV on Tmall in every month of 2019 and the nine months ended September 30, 2020, according to the CIC Report.

In 2019 and the nine months ended September 30, 2020, we served 23.4 million and 23.5 million DTC customers across our brands, an increase of 236.3% from 7.0 million in 2018 and 50.0% from 15.7 million in the nine months ended September 30, 2019, respectively. Our first brand, Perfect Dairy, has received numerous industry awards and broad recognition, including:

•	“Second Most Favorite Chinese Domestic Brand among the Post-2000 Generation” by Tmall across all consumer categories in 2019

•	No. 1 in the eye shadow, mascara and lip gloss subcategories in terms of total GMV on Tmall in 2019, according to the CIC Report

•	29 fashion media awards, including “New Brand of the Year” in WWD BeautyInc International Beauty Industry Awards in 2019

•	“China’s New National Brand” and “Annual Rising Power of China’s Internet Consumer Business” by CBNData in 2019

As of September 30, 2020, we had over 200 experience stores across over 90 cities in China, an increase from 40 stores at the end of 2019. We believe these stores help us drive stronger engagement with our customers by providing a physical space to sample our products and engage with our brands.

To replicate the success of our existing brands, we are continuously expanding our brand portfolio to cover additional beauty product categories, consumer demographics, and price points. For example, we have recently acquired Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group, and entered into an agreement to acquire the mainland China business of a masstige skincare brand. See “Prospectus Summary—Recent Developments.”

Our total net revenues increased substantially from RMB635.3 million in 2018 to RMB3,031.2 million (US$446.4 million) in 2019 and from RMB1,888.9 million in the nine months ended September 30, 2019 to RMB3,271.6 million (US$481.9 million) in the nine months ended September 30, 2020. We generated net income of RMB75.4 million (US$11.1 million) in 2019, compared to net loss of RMB40.1 million in 2018, and generated net loss of RMB1,157.2 million (US$170.4 million) in the nine months ended September 30, 2020, compared to net income of RMB29.1 million in the nine months ended September 30, 2019.

Our disruptive business model

Our digitally native DTC business model enables us to directly engage with our customers and collect data on their behavior and preferences. This model has allowed us to build a platform with core capabilities that disrupt every part of the traditional beauty industry value chain and deliver greater value to our customers. Our platform enables us to launch top-selling products, shorten product development cycles, execute cost-efficient marketing strategies, build brand equity and attract a large and loyal customer base. Our platform is composed of:

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Superior omni-channel DTC operations that span popular online channels including e-commerce channels and social and content platforms, including our innovative company channels on Weixin. For example, our Perfect Diary Tmall flagship store attracted over 41 million unique visitors in November 2019, the month of Singles’ Day, ranking the highest among all Tmall color cosmetics stores, according to the CIC Report. We also have an expansive network of offline experience stores that allows us to provide an integrated online and offline experience to hundreds of millions of consumers.

•	Highly social, digitally native sales and marketing that increases brand awareness and drives product sales. We are a leader in using a broad range of KOLs and celebrity partners to drive viral online social marketing campaigns and rapidly build vast and loyal fan followings for our brands and products. Additionally, our technology-enabled and data-driven business model allows us to build performance-based marketing campaigns that deliver higher returns on investment and increase brand equity.

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Data-driven product development that synthesizes data collected through direct engagement with our broad customer base and KOLs to form deep, impactful and actionable consumer insights. These insights enable the development of new top-selling products as well as faster and more efficient product development cycles.

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World-class supply chain that connects us to global leading ODM/OEM and packaging supply partners for both production and R&D, many of whom are located domestically. In addition to greater manufacturing efficiency, we are able to develop better products by collaborating with these partners on technology and research, and accessing their extensive databases of ingredients and formulations.

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Comprehensive and dedicated customer service that increases customer loyalty and repeat purchase rates. We have a dedicated team of beauty advisors who offer engaging and personalized services through our pioneering company channels on Weixin as well as at our offline experience stores. They regularly share beauty content with customers and ensure our customers’ needs are met throughout their beauty experience from discovery to after sales.

Leveraging our DTC model, we have real-time access to a vast amount of data on customer behavior, preferences and feedback. This data informs our business decisions and allows us to better fulfill the needs of our customers.

These core capabilities have and will continue to enable us to efficiently and rapidly build and scale successful brands and products. The following diagram illustrates how our platform infrastructure and core capabilities empower our brands and serve our customers:

We are building the leading, next-generation beauty platform

Supported by our unique capabilities, our platform has a proven ability to launch and grow successful brands more rapidly than our peers. Our digitally native, technology-driven approach to both performance-based and KOL marketing ensures that we are able to grow brand and product awareness quickly and effectively and attract significant consumer attention in a short span of time. Our superior product development capabilities, supported by our deep consumer insights and partnerships with leading ODM/OEM and packaging supply partners, allow us to design unique products that resonate well with our customers. Our first brand, Perfect Diary, became the No. 1 color cosmetics brand in terms of GMV on Tmall within 13 months of launch and was also the largest color cosmetics brand in China’s online beauty market in terms of retail sales value in 2019, according to the CIC Report. Our second brand, Little Ondine, achieved within eight months of relaunch the same level of monthly gross sales as Perfect Diary did in its first year and our third brand, Abby’s Choice, achieved such level of monthly gross sales within just three months of official launch.

Our brands are well-recognized by a large and loyal customer base. Our distinct social media presence and omni-channel distribution enable us to directly connect with tens of millions of customers both before and after their purchase. Our passionate team of beauty advisors engage and interact with customers and offer personalized services through both our pioneering company channels on Weixin as well as in our offline experience stores. Moreover, we continuously develop new top-selling products that keep our customers engaged and excited about our brands. This has resulted in strong and improving repeat purchase rates among our DTC customer cohorts. For DTC customers who first purchased one of our products in the third quarter of 2017, the first quarter of our operations, or our third quarter of 2017 DTC customer cohort, 8.1% of them made at least one additional purchase by the end of the second quarter of 2018. Such repeat purchase rate increased to 38.9% by the end of the second quarter of 2019 for our third quarter of 2018 DTC customer cohort, and further to 41.5% by the end of the second quarter of 2020 for our third quarter of 2019 DTC customer cohort. Additionally, 30% of all DTC customers who first purchased one of our products in 2018 and 2019 have made at least one additional purchase of our products by the end of the second quarter of 2020. Not only do we have a higher repeat purchase rate than the average across our peers, according to the CIC Consumer Survey, but our repeat purchase rate also continues to improve as we strengthen and grow our brand and product portfolio.

Our efficient operations are powered by unique and advanced digital infrastructure that comprises our database of customer insights, our social marketing engines, and our engaging user interface platform. Our in-house team of over 200 engineers dedicated to technology, data and related functions develop and support the software and analytics on which we operate. Our investment in this area is a testament to our strong belief in and focus on disrupting the beauty industry through technology. This team accounted for approximately 20% of our headquarters employees and 6.3% of our total employee base as of September 30, 2020, significantly higher than traditional beauty companies who generally outsource their technology development and data analytics functions, according to the CIC Report.

By combining our capabilities, strategies, and infrastructure, we have built a leading, next-generation beauty platform that will enable us to continue to launch successful new brands and products.

Our Competitive Advantages

Our leadership position, large customer base and rapid growth are attributable to a number of competitive advantages.

Omni-channel DTC model at massive customer scale

We reach and engage with our customers directly both online and offline through our DTC model. This brings us closer to our customers and allows us to provide them with personalized services and products. We are able to quickly reach a massive number of customers through the following means:

Online platforms. Our business is digitally native. This is demonstrated by the fact that 96.7% and 91.3% of our gross sales in 2019 and the nine months ended September 30, 2020, respectively, were generated through online channels, significantly higher than the China beauty industry average online penetration rate of 31.4% in 2019, according to the CIC Report. Not only do we have an expansive presence across all major e-commerce platforms in China, we also engage customers through social and content platforms that help us create online shopping experiences that are rich with digital, and often proprietary content. As of September 30, 2020, there were, in aggregate, over 48 million followers of the various official accounts we own and operate across the e-commerce and social platforms in China.

Company channels on Weixin. We have also been innovative in creating online communities for our customers that extend engagement beyond discovery and purchase. We are particularly proud of our industry pioneering use of company channels on Weixin where customers can interact with our team of dedicated beauty advisors and other beauty customers to discover beauty tips, receive new product promotions and share feedback. Our company channels on Weixin encompass Weixin public accounts, mini-programs, video channels and chats and other user interfaces operated and maintained by us. This direct engagement fosters long-term loyalty and promotes repeat purchases in a cost-efficient manner.

Offline experience stores. While our business is digitally native, we also have an offline footprint of over 200 experience stores as of September 30, 2020 that complement and complete the brand experience. Our stores allow consumers to experiment with our products and take part in the hundreds of events that we host across both online and offline channels.

Our DTC approach ultimately allows us to establish direct long-term relationships that maximize brand loyalty and customer engagement. It allows us to provide greater value to customers through direct control of product pricing and distribution. Our business model reduces the need for third-party distributors, who, according to the CIC Report, typically charge approximately half of the profitability that a consumer brand typically receives.

Innovative direct-to-KOL social marketing model

While we are a young business, we have been successful in building highly popular brands using our social marketing model. We are a pioneer and leader in using both celebrity and grassroots KOLs to drive viral online social marketing campaigns to build awareness and a following for our brands and products. As one of the first beauty platforms in China to systematically utilize KOLs on a large scale across all major social platforms, we have established relationships with one of the largest groups of beauty KOLs in China, according to the CIC Report. This diverse network of close to 15,000 KOLs allows us to have broad consumer reach. Of the close to 15,000 KOLs we cooperate with as of September 30, 2020, over 800 have more than one million followers. Conversely, our expansive customer base and brand recognition also make us an attractive partner to these KOLs. For example, while we frequently work with Austin Jiaqi Li, a male beauty KOL with over 34 million fans who is known for his beauty product live streaming showcases, we also work with KOLs with more niche followings who help us promote our brands and products to more targeted customer groups more effectively and cost-efficiently.

We primarily work with KOLs directly through our proprietary data-driven KOL management system rather than through intermediaries. This direct-to-KOL model avails us to several important benefits:

•	allows us to tailor each KOL’s content and endorse best practices in a timely manner, using insights on that KOL’s performance and customer impact;

•	provides us with valuable experience to help us improve how we work with future KOLs;

•	grants us a holistic view of beauty consumers’ preferences and beauty trends, thereby allowing us to create relevant and effective marketing content; and

•

helps KOLs grow their influence by using our experience in creating best-in-class content to build their fan bases which in turn improves our brand recognition and attracts high quality KOLs to join our marketing campaigns, forming a virtuous cycle.

Proven capability in incubating and scaling brands

We focus on developing world-class brands with high-quality beauty products that fulfill the needs of our specific customer demographics.

In addition to our unique platform capabilities and DTC business model, we have designed our back-end support functions to be brand-agnostic. This allows us to efficiently and effectively launch and operate multiple brands across product categories. The structure promotes collaboration between brands and centralizes knowhow by sharing infrastructure comprising our database of customer insights, our social marketing engines, and our engaging user interface platform.

Unlike consumers of other consumer goods categories, consumers of beauty products typically use a number of brands concurrently. This allows them to try brands at different price points suited for different styles and occasions. We have therefore chosen to adopt a multi-brand strategy to address varying consumer preferences and needs. While we started Perfect Diary to focus on high-quality and innovative color cosmetics with exquisite designs for Gen-Z, we have been expanding to other customer demographics, product categories and price points. Little Ondine enjoys a growing following of consumers with more sophisticated beauty routines and higher purchasing power, mainly consisting of young women in Tier 1 and Tier 2 cities. And our third brand, Abby’s Choice, offers customers a wider selection of skincare products priced at the masstige level in addition to color cosmetics.

Our track record of building successful brands demonstrates the strength and scalability of our model. Our second brand, Little Ondine, achieved within eight months of relaunch the same level of monthly gross sales as Perfect Diary did in its first year and ranked No. 5 in the color cosmetics category in terms of total GMV on Tmall in September 2020, according to the CIC Report. Our third brand, Abby’s Choice, achieved such level of monthly gross sales within just three months of official launch. The following diagram illustrates the fast growth of our brands:

Data-enabled product development methodology

To cater to potential shifts in consumer preferences, we have developed digitalized systems for product development that best leverage several components of our business model. First, our superior omni-channel operations allow us to collect a significant amount of data on customer behavior, preferences and needs. Subsequently, through our direct-to-KOL social marketing model, we achieve a deep understanding of popular trends that are developing across major social media platforms.

By combining these insights with surveys and customer trials, we are able to refine and accelerate our cycles of ideation and concept qualification. Ultimately, we are able to improve the product development process by shifting the focus from it being an intuitive art to a data-driven science, thus optimizing our ability to quickly introduce products in response to changing trends and unmet consumer needs.

World-class supply chain

We have established a world-class supply chain to support our business. Our partnership with leading ODM/OEM and packaging supply partners allows us to quickly produce new products at significant volumes in a cost-effective manner while ensuring a high standard of quality and rapid production line turnarounds. In addition, these strategic partnerships provide us access to the most advanced technology, formulations, and ingredients, which help us develop best-in-class products. To complement these capabilities, we have also built out our own capabilities. In 2019, we reached an agreement with Cosmax, the largest cosmetics manufacturer globally, to jointly establish a manufacturing hub with R&D capabilities in Guangzhou.

As a testament to the effective and seamless way in which we operate our supply chain and manage our product development process, our typical process from concept to launch, takes less than six months. This is much lower than the seven to 18 months that international brands typically need for new product development, according to the CIC Report.

Strong and diverse management team

Our founders have extensive experience across multiple sectors including consumer and retail, beauty, fashion and internet. This diversity has been instrumental in our success in executing on our mission and delivering rapid growth. Their experiences as serial entrepreneurs combined with their deep understanding of and passion for the beauty industry make them effective leaders for our business as they are steadfastly committed to our mission and customer-centric approach. These qualifications also extend to many of our senior management team members, who possess expertise across a number of sectors and disciplines.

We also embrace diversity as part of our corporate values. We are not only passionate about beauty and understand the drivers of the market, but more importantly are also peers of our customers. We believe this helps us better understand our target consumer groups and better address their needs.

Our Growth Strategies

We plan to implement the following growth strategies:

Enhance our highly social, digitally native sales and marketing capabilities

We aim to further grow our KOL network and strengthen our relationship with KOLs given their importance in engaging with our customers. We will also continue to foster awareness of our brands through IP cross-overs and collaboration with fashion media and events.

Continue to invest in technology and data capabilities

We plan to increase our investment in big data analytics and artificial intelligence technologies to fuel our data-driven platform and improve the customer experience. This will allow us to further improve the depth and efficiency of data collection and analytics that we can leverage to optimize every aspect of further business operations.

Continue to innovate and develop new products for our existing color cosmetics and skincare brands

We plan to continue to leverage data and technology to drive bottom-up product development. We will develop and launch new products under each of our brands that encourage repurchase by our customers and appeal to a broadening demographic of consumers.

To achieve this, we will continue to strengthen our R&D and product development capabilities in order to innovate on new product formulations and designs while maintaining a high degree of product effectiveness and quality. We plan on expanding our in-house R&D capabilities and seek new partnerships with world-renowned research institutions to continue to deliver a consistently refreshed set of products to our customers.

Launch leading new brands in our target market segments

Leveraging our DTC model and our platform capabilities in sales and marketing, distribution, product development and supply chain management, we plan to continue replicating the success of our existing brands and launch new brands to build a comprehensive brand portfolio covering additional beauty product categories, consumer demographics, and price points. We intend to continue expanding our presence in the mass and masstige segments and start launching new color cosmetics and skincare brands in the premium segment. We also plan to expand into adjacent categories including hair care and body care.

Further improve our supply chain capabilities

We will expand our manufacturing capacity through both new and expanded partnerships as well as through self-owned manufacturing centers in order to meet our fast-growing demand. Our self-owned capacity will allow for better quality control and production flexibility, and strengthen our negotiating leverage with other suppliers. We also seek to improve our fullfilment capabilities, not only through self-owned warehouses, but also through partnerships with third-party warehouses and distribution centers to support our rapidly growing operations.

To integrate our expanding manufacturing footprint with the rest of our platform’s capabilities and to improve the efficiency of our order fulfillment, we will continue to enhance the systems supporting our infrastructure, including our supply chain relationship management and warehouse management systems.

Pursue strategic investments, acquisitions and collaboration

We will evaluate and selectively pursue strategic alliances, investments and acquisition opportunities across categories and geographies. We will consider potential opportunities throughout the beauty value chain that supplement and complement our existing services. From time to time, we intend to also pursue acquisitions of selected beauty brands that complement our existing brand portfolio. For example, we have recently acquired Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group, and entered into an agreement to acquire the mainland China business of a masstige skincare brand. See “Prospectus Summary—Recent Developments.”

Expand overseas

Building off our success in China, we will expand globally, starting in Southeast Asia where we have already established operations. We plan on selectively cooperating with local partners to accelerate our international expansion and localize our product offerings.

Our Beauty Discovery Journey

We deliver a memorable beauty discovery journey by combining innovative and high-quality beauty products with personalized service, effective marketing, and distinctive and omni-channel shopping experiences, all supported by our strong product development, supply chain and fulfilment capabilities. We directly engage with customers across our online and offline channels. The data and feedback that we garner through these interactions underpins every aspect of our business model. We believe that our consistently refreshing suite of beauty products together with our engaging shopping and customer service experience bring functional and emotional satisfaction to our customers in their pursuit of beauty.

Our Popular and Youthful Brands

Our omni-channel, DTC business model, coupled with our core platform capabilities, enables us to launch and scale multiple brands, thereby allowing us to offer a broader product selection and address the needs of more customers. We currently provide a wide range of color cosmetics and skincare products under three brands: Perfect Diary, Little Ondine and Abby’s Choice. Our largest brand is Perfect Diary, through which we derived 100.0%, 98.3% and 82.1% of our gross sales in 2018, 2019 and the nine months ended September 30, 2020, respectively. Based on our understanding of beauty consumers gained through the data and experience we acquired in growing Perfect Diary, we selectively introduced additional brands that cater to different consumer profiles and needs. In 2019, we acquired Little Ondine, a trendy color cosmetics brand, and launched Abby’s Choice, an in-house brand featuring safe and effective skincare products. Little Ondine enjoys a growing following of customers who have more sophisticated beauty routines and higher purchasing power. Abby’s Choice offers customers a wide selection of skincare products in addition to color cosmetics.

While our brands may differ by product category or target demographic, they aim to combine functional value with an emotional experience for our customers, whether a college student using Abby’s Choice Ceramide Repairing Mask to get ready for a date or a young professional applying Little Ondine nail polish to look their best at work.

Brand	Launch Year		Positioning	Featured Categories	Number of SKUs on shelf as of September 30, 2020

	2017		Broad product categories with a focus on color cosmetics priced for mass market appeal	Color cosmetics, Skincare	1,363

	2019	*	Trend-setting premium and masstige color cosmetics	Color cosmetics	402

	2020	**	Broad product categories with a focus on masstige skincare products	Skincare, Color cosmetics	594

	2020	***	Iconic premium skincare brand	Skincare	135

*	Little Ondine commenced operations in 2013 and was acquired by us in 2019, and the brand was relaunched by us in June 2019.
**	Abby’s Choice was officially launched in June 2020 and had minimal gross sales during brand testing period prior to official launch.
***

Galénic was introduced in France and other European markets in the late 1970s and was acquired by us at the end of October 2020. We will continue to support the brand in Europe and will launch it in China in the near future.

Perfect Diary

Perfect Diary is our first and largest brand with over 23.2 million and 20.3 million DTC customers in 2019 and the nine months ended September 30, 2020, respectively. According to the CIC Report, Perfect Diary ranked No. 1 for the color cosmetics category in terms of online retail sales value in 2019 in China. We launched Perfect Diary in 2017 to provide high-quality and innovative color cosmetics with exquisite designs targeting Gen-Z. With a broad and growing portfolio of products that spans the color cosmetics, skincare, beauty tools and kits categories, Perfect Diary offers comprehensive beauty solutions at a mass-market price point.

Perfect Diary was originally launched with a core focus on color cosmetics. Perfect Diary ranked No. 1 in each of the eye shadow, mascara and lip gloss subcategories in terms of total GMV on Tmall in 2019, according to the CIC Report. Over time, we have also added carefully curated skincare products, beauty tools and kits under Perfect Diary as a natural extension of the brand’s offerings and in response to feedback from our customers on what was missing from their vanity and beauty bags.

Little Ondine

Little Ondine was founded in Shanghai in 2013. Little Ondine initially gained popularity with its odorless, non-toxic, easy peel-off and fashionable nail polish.

We acquired Little Ondine in 2019 and have since expanded its product variety and offerings. Little Ondine ranked No. 5 in the color cosmetics category in terms of total GMV on Tmall in September 2020, according to the CIC Report. Little Ondine now features trend-setting and functional eye, lip and face makeup products, such as eyebrow pencils, eyeliner, mascara and matte lipsticks. Little Ondine’s loyal customers mainly include women between the ages of 20 to 29 in Tier 1 and Tier 2 cities who are more willing to purchase products at higher price points. For example, our iconic Little Ondine “Cheese” Blush (shaped as a slice of cheese) which we developed in collaboration with Tom and Jerry, the well-known cartoon characters, was awarded “The Best Summer Flush” by Harper’s BAZAAR in

2020. Since launched in April 2020, over 652,000 units of our Little Ondine “Cheese” Blush were sold by September 30, 2020, rapidly becoming the top-selling blush on Tmall, according to the CIC Report.

Abby’s Choice

Benefiting from powerful consumer insights developed from data collected from our large customer base, we realized that younger beauty consumers are highly focused on safe and effective skincare. In response, we developed Abby’s Choice, a skincare-focused brand, providing effective skincare solutions, such as masks, toner, face cream, eye cream and anti-acne patches. Based on a series of customer surveys, we found that over 40% of our customers identify themselves as having sensitive skin. As a result, we conducted a series of product trials to find the best ingredients and formulation for these customers and launched our Ceramide and Centella Asiatica series. Products under this brand have particularly benefitted from our strong R&D capabilities, through which we are able to continually develop and introduce new products in close collaboration with third-party R&D laboratories. We work with both domestic and international laboratories, including those in Switzerland, Italy, South Korea and Japan. One of our first and most popular products, Abby’s Choice Ceramide Activating Soothing Toner, is a result of extensive collaborative efforts with Intercos and CRB Vitalab in Switzerland who made many refinements to its original formula. Abby’s Choice products are designed to appeal to a broad customer group looking for gentle and effective beauty products at masstige price points.

Our Massive Young and Loyal Customer Base

Our fashionable and accessible products and innovative digital marketing strategy primarily attract fashionable younger generations such as Gen-Z and Millennials. Our primary focus currently is on Gen-Z. According to the CIC Report, China has one of the largest Gen-Z populations in the world and 74% of our customers were Gen-Z, according to the CIC Consumer Survey, significantly higher than the industry average of 24%. Perfect Diary ranked No. 1 among all beauty brands in terms of popularity among Gen-Z based on the CIC Consumer Survey, and was awarded the “Second Most Favorite Chinese Domestic Brand among Post-2000 Generation” across all consumer categories by Tmall in 2019. While we started Perfect Diary targeting Gen-Z, we are expanding into both younger and older age groups as we launch new brands. For example, the launch of Little Ondine enabled us to broaden our reach to young women who are more sophisticated and less price sensitive than our typical Perfect Diary customers. Our launch of Abby’s Choice introduced us to younger, school-aged customers.

Our customers are located in cities all across China. Approximately 51% of our customers were from Tier 1 and Tier 2 cities, with the rest from Tier 3, Tier 4 and Tier 5 cities, according to the CIC Consumer Survey. We are expecting to expand our customer base in terms of geographical locations and age groups as we continue to grow the reach of our digital marketing strategies and expand our offline experience store network into more low-tier cities.

In 2019 and the nine months ended September 30, 2020, we served 23.4 million and 23.5 million DTC customers across our brands, an increase of 236.3% from 7.0 million DTC customers in 2018 and 50.0% from 15.7 million DTC customers in the nine months ended September 30, 2019, respectively. For DTC customers who first purchased one of our products in the third quarter of 2017, the first quarter of our operations, or our third quarter 2017 DTC customer cohort, 8.1% of them made at least one additional purchase by the end of the second quarter of 2018. Such repeat purchase rate increased to 38.9% by the end of the second quarter of 2019 for our third quarter 2018 DTC customer cohort, and further to 41.5% by the end of the second quarter of 2020 for our third quarter 2019 DTC customer cohort. Additionally, 30% of all DTC customers who first purchased one of our products in 2018 and 2019 have made at least one additional purchase of our products by the end of the second quarter of 2020. Not only do we have higher repeat purchase rates than the average repeat purchase rate across our peers, according to the CIC Consumer Survey, but our repeat purchase rate also continues to improve as we strengthen and grow our brand and product portfolio.

Our Wide Selection of High-Quality and Memorable Products

Our Products

Color Cosmetics

Our brands offer a broad range of color cosmetics products to provide a complete beauty experience for our customers. These include eye, face and lip products. In 2018, 2019 and the nine months ended September 30, 2020, we generated gross sales of RMB736.1 million, RMB3.1 billion and RMB3.1 billion from color cosmetics, representing 97.1%, 89.4% and 81.9% of our total gross sales in 2018, 2019 and the nine months ended September 30, 2020, respectively.

Eye makeup.

Eye makeup accounted for 31.3% and 35.5% of total gross sales in 2019 and the nine months ended September 30, 2020, respectively. Our portfolio of accessible, high-quality eye makeup includes eyeshadow, eyeliner, mascara and eyebrow-grooming products. According to the CIC Report, in China, Perfect Diary ranked No. 1 in terms of eye makeup retail sales value in 2019 with 13.4% market share. Perfect Diary’s top-rated eye cosmetics products include various shimmer and matte eye shades that customers can use to customize a multitude of looks. Little Ondine’s most popular eye makeup products include Little Ondine Liquid Eyeliners, Little Ondine Multi-Colored Mascara and Little Ondine Eyebrow Pencil, which was awarded “The Best Eyebrow Pencil” by L’OFFICIEL in 2020. According to the CIC Report, Perfect Diary ranked No. 1 in the eye shadow category in terms of total GMV on Tmall both in 2019 and the nine months ended September 30, 2020, and Little Ondine ranked No. 1 in both the eyeliner and mascara categories in terms of total GMV on Tmall in the nine months ended September 30, 2020. Each of our seven most popular eye makeup products sold over 1 million units in 2019.

We offer everything from the basics to the most on-trend color cosmetics products, attracting customers who consistently return for the latest looks. We frequently introduce experimental shades for creating bold ensembles and incorporate innovative themes into our eye makeup products, such as the Perfect Diary Explorer Eyeshadow Palettes, which we developed in partnership with Discovery Channel and were inspired by the eyes of wild animals. The Perfect Diary Explorer Eyeshadow Palettes won ELLE Beauty Star Awards Creative Crossover Power award in 2019. Additionally, the Perfect Diary Puppy Eyeshadow Palette introduced in collaboration with top KOL Austin Jiaqi Li was also a major hit with over 389,000 units sold out within 10 minutes after its launch. Similarly, we developed the Perfect Diary x British Museum Eyeshadow Palettes, featuring various combinations of colors based on famous artworks in exhibition in the British Museum, as well as the Perfect Diary Fantasist Eyeshadow Palettes, drawing on pictures published in China National Geography of beautiful natural landscapes in China.

Lip makeup.

Lip makeup accounted for 30.3% and 25.0% of total gross sales in 2019 and the nine months ended September 30, 2020, respectively. We offer a wide assortment of lip products. Our lip products are made with nourishing ingredients in a range of forms, including lipsticks, glosses and liners, and feature various traits, including long-wear, all-day moisture, weightless satin-soft finish, matte finish, creamy, glossy and semi-glossy. Our Perfect Diary Ultra Everlasting Dreamworld Matte Lip Color sold over 18 million units in 2019 and we have five other lip products that each sold over one million units in 2019. According to the CIC Report, Perfect Diary lip gloss ranked No. 1 in the lip gloss subcategory in terms of total GMV on Tmall during 2019, selling more than twice as much as the No. 2 brand. Our popular Perfect Diary x the Met Lipsticks, which were developed in collaboration with the Metropolitan Museum of Art, have exquisite packaging inspired by famous paintings picturing European royal families.

Face makeup.

Face makeup accounted for 27.8% and 21.4% of total gross sales in 2019 and the nine months ended September 30, 2020, respectively. Many of our customers employ a multi-step beauty regimen that often involves products from a base primer layer to finishing and highlighting powders. Perfect Diary’s face makeup line includes a breadth of complexion essentials that our customers can use to prime their skin, conceal imperfections, smooth, sculpt, highlight certain areas of the face and define a look. Perfect Diary currently offers foundation, primer, blush, powder, concealer, bronzer, tinted moisturizer and highlighter products. Seven of our customer favorite face makeup products each sold over one million units in 2019. Perfect Diary face makeup products ranked No. 1 in terms of total GMV on Tmall for the period from January 1, 2019 to June 30, 2020, according to the CIC Report. At the beginning of 2020, which is the year of the Rat under the Chinese Zodiac, Little Ondine started to develop its iconic “Cheese” Blush in collaboration with Tom and Jerry, the well-known cartoon characters, and this product has consistently ranked No. 1 under the blush category in terms of GMV on Tmall since launch, according to the CIC Report.

Skincare

Our skincare products combine high-quality formulas with exquisite ingredients and packaging. We launched the Perfect Diary skincare line in 2018. In 2018, 2019 and the nine months ended September 30, 2020, our skincare segment generated RMB6.2 million, RMB246.3 million and RMB483.9 million in gross sales, representing 0.8%, 7.0% and 12.9% of our total gross sales in the respective periods. In 2020, we also launched Abby’s Choice, specifically featuring effective skincare products at masstige price points.

Our assortment of skincare products includes makeup removers, cleansers, ampoules, masks, toners, face creams, eye creams and anti-acne patches. Our most popular skincare products include the Abby’s Choice Ceramide Repairing Mask, awarded “The Best Moisturizing Mask” as awarded by Harper’s BAZAAR in 2020, and the Perfect Diary Amino Acid Facial Cleanser. Our popular Perfect Diary Amino Acid Make-up Remover, launched in late 2019, ranked No. 1 in the makeup remover category in terms of total GMV on Tmall in the nine months ended September 30, 2020, according to the CIC Report. We also launched multiple popular skincare products including our Perfect Diary Premakeup Ampoules and our Abby’s Choice Ceramide Series Products.

Other Products

Nail Products.

In addition to color cosmetics products, our Little Ondine brand is well-known for its fashionable and safe nail polishes, available in over 40 colors. Setting itself apart from traditional nail polishes, Little Ondine nail polish products feature functional characteristics such as easy peel-off (no remover needed), odor free (apply it wherever and whenever), non-toxic and fast drying. With distinctive formulations and fashionable colors, each Little Ondine nail polish product is designed with a conscious focus on safety and innovation.

Beauty Tools.

We sell a broad range of makeup tools and accessories through Perfect Diary and Little Ondine brands to help customers enhance their make-up techniques. We currently offer a variety of beauty tools, including brush sets, cotton cosmetic pads, mirrors and makeup sponges to complement our eye, lip and face makeup products. Within the beauty tools category, many of our brushes are highly popular among our target customers, including the Perfect Diary Master Series Makeup Brush Basic Brush Set. We also introduced the Perfect Diary x Chun Nan “Master” Brushes in collaboration with the famous makeup artist Chun Nan who provided us with valuable input into our product designs to enhance product quality and meet the high standards of makeup professionals.

Kits.

In addition to purchasing our products individually, customers can opt to purchase our sets and kits, which include a variety of products with limited editions for festivals or specific themes that make good gifts and collectors’ items. All three brands offer kits featuring different themes and product lines from time to time and we offered 109 kits in 2019.

Other Products.

We also offer other products, such as perfumes and cross-over products including beauty devices and colored contact lenses to complement our customers’ beauty routine.

Compelling Value-for-money Product Offerings

We design our products to provide our customers with high functional and emotional value at attractive price points.

Our products deliver high functional value to our customers through effective formulations and quality ingredients. We collaborate with both manufacturers with industry-leading research capabilities and renowned research institutions to identify the right formulations for our customers. Our products also come in attractive packaging that appeals to our customers.

Despite this, the majority of our items are sold at a retail price between RMB49.0 and RMB129.0, providing an appealing value proposition for our target customers. This compares to a retail price of between RMB109.0 to RMB630.0 for other popular products of similar quality on Tmall, according to the CIC Report. Our competitive pricing is possible due to multiple unique factors, including:

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DTC model. Because we sell to customers directly with zero or minimal take-rate paid to distributors, we are able to operate at a higher profit margin, while still providing more value to customers. In 2019 and the nine months ended September 30, 2020, 87.4% and 85.6% of our gross sales in the respective periods were generated through our DTC channels, including Tmall, company channels on Weixin and our experience stores.

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Supply chain management. Our proprietary supply chain management system and warehouse management system provide real-time sales analysis, enabling us to forecast demand for different products and adjust our inventory levels, incurring less overhead costs in managing for shifting levels of demand. Compared to the 2019 average inventory turnover days of 126 for China domestic listed beauty companies according to the CIC Report, our 2019 inventory turnover days was 98, stemming from our efficient supply chain management. This leads to lower working capital requirements, as well as reduced storage, logistics costs and greater overall efficiency. Inventory turnover days is calculated by dividing 365 with inventory turnover ratio, which is cost of revenues divided by average inventory.

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Economies of scale. The large scale of our business allows us to have more favorable contract terms with ODM/OEM and packaging supply partners and allows us to produce high-quality products at a competitive cost. Due to our large order volumes, we are an important client to a number of leading ODM/OEM and packaging supply partners. This translates to more favorable procurement costs. We expect our economies of scale to improve over time as we continue to grow our business.

Beyond function and price, our beauty products also offer strong emotional value by satisfying customers’ needs for self- and social-expression, confidence and fun. The means through which we deliver emotional value include:

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Unique and memorable product concepts. Insights from our in-depth customer data analysis and massive trend studies enable us to frequently roll out unique and trendy concepts that resonate with young consumers emotionally, such as the use of cocktail names for each color of our Perfect Diary Light Shimmer Water Stain Lip Gloss and integration of Discovery Channel elements into our Perfect Diary Explorer Eyeshadow Palette. In addition, we aim to create an emotional journey across every aspect of concept delivery. From artwork to campaign idea, to advertising materials and social media engagement, we engage with consumers and build memorable, emotional connections.

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Celebrities and KOL endorsement. Celebrities and KOLs have an outsized impact on the purchasing behaviors of young generations. Our customers enjoy supporting the brands and products used by their favored celebrities and KOLs.

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Exciting IP crossovers. We regularly launch IP crossover products and campaigns, which are exciting to our customers and generate an extensive amount of word of mouth marketing on social media buzz. Through collaborative partnerships with IP owners, we have also leveraged famous IP to introduce our brands and products to new customers who are already followers of this IP.

Robust Product Development Process

Precise Prediction and Quick Responses to Trends and Customer Needs

Benefiting from our large customer base and deep consumer insights gathered through data analysis and frequent surveys, our team is able to constantly monitor customer behavior to develop insights into trends and customer needs and then to rapidly originate, develop and deliver products that address those needs. With our DTC model and large customer base, we are able to quickly gain access to targeted customer data and capture real-time customer feedback which we use to de-risk our product development and launch efforts. We believe our approach maximizes our ability to quickly introduce new products into a market known for rapidly evolving styles and preferences.

We lead the industry in speed and frequency of new product introductions. Our capabilities allow us to develop a new beauty product from concept to online launch in less than six months. In 2019 and the nine months ended September 30, 2020, we introduced over 800 and over 700 new SKUs, respectively, across eye, lip, face, tools, kits and skincare categories.

Efficient Testing of New Concepts

We frequently test the popularity of new concepts and adjust our designs based on further customer surveys and feedback. With a large number of followers across various social platforms, we are able to leverage a large audience to help refine test products and determine potential best sellers. We conducted over 30,000 customer and KOL surveys in 2019. We engage in discussion with customers directly to develop ideas for new products and are able to launch products with concepts that target the specific niche that appeals most to our customers. Our customers frequently participate as part of the product development process, and know that their feedback is valuable and impacts our brand. For example, we tested “Zoo”, “Circus”, “Safari”, and “Catch” concepts for the Perfect Diary Explorer Eyeshadow Palettes among KOLs and targeted customers, and “Catch” eventually won due to its creativity and emotional connection with customers.

Customer engagement in our concept and product testing processes helps us market products and develop new brands. Moreover, it builds expectation and excitement for imminent product launches.

Our Creative and Innovative Product Development Team Empowered by Customer-centric and Data-empowered Approach

Our 100-person dedicated creativity team has a wealth of experience in the beauty, luxury, fashion, art, digital technology and other industries both domestically and globally. This team mainly drives our product creativity and IP crossover strategies.

Our product development approach is customer-centric and data-driven. To quickly and accurately identify customer needs and market opportunities, our product development team uses advanced technology to analyze data of existing and potential customers across various social platforms, and works closely with our marketing team to conduct frequent surveys and interviews with targeted customers and KOLs. We use these insights to quickly screen ideas and develop product prototypes.

We improve the product development process by shifting the focus from it being an intuitive art to a data-driven science, thus maximizing our ability to quickly introduce products in response to evolving trends.

Strong Research and Development Capabilities with Extensive Partnerships

Our dedicated R&D team works closely with our product development and marketing teams to create and improve our formulas. Our R&D team has extensive work experience with established beauty brands and are educated in biology, chemistry or biochemistry.

Our R&D team collaborates with various renowned research institutions, universities and hospitals in China and around the world, including Naolys, a leading manufacturer of active plant cells and innovative and efficient ingredients for the cosmetics industry. In addition, under our R&D system, we work closely and extensively with global leading R&D teams of ODM/OEM and packaging supply partners, including Cosmax, Intercos and Kolmar. Furnished with industry-leading laboratory equipment and facilities, our 1,800-square-meter Yatsen R&D Center began its operations in July 2020 with comprehensive functions and capabilities including ingredient quality testing, formula development, efficacy evaluation, sensory evaluation, safety evaluation and logistics support.

Our Innovative and Effective Marketing Initiatives

Our marketing strategy is digitally native and is built upon our ability to engage with our massive follower base. Our marketing efforts rely on our ability to attract consumers to trust our brand and accept our product offerings across a breadth of online channels, especially through our own accounts and through our expansive KOL and celebrity network. Our track record of successful IP-based marketing exemplifies how we attract customers with trendy products backed by consumer insights, introduce popular concepts validated by customer feedback and launch campaigns with effective social media marketing.

Cost-effective Self-owned Marketing Engine

As of September 30, 2020, there were, in aggregate, over 48 million followers across the various official accounts we own and operate on the various e-commerce and social media platforms. For example, there were approximately 2 million followers of our Perfect Diary official account on RED and in aggregate 15 million followers of our company channels on Weixin. Leveraging our large base of followers, we can quickly advertise to numerous customers with zero marketing costs through posting advertisements and promotions on our official accounts.

Powerful and Pioneering KOL Marketing Capability

KOLs have an outsized impact on the purchasing behaviors of the young generation of consumers. Typically, KOLs maintain social media presence on platforms such as Douyin and RED, and have thousands or even millions of followers who view, comment, like and share their fashion and lifestyle posts. Recognizing that young consumers increasingly look to social media and digital content from KOLs as their source of inspiration when making purchase decisions, we have become one of the first beauty companies in China to systematically utilize KOLs on a large scale, leveraging a network of close to 15,000 KOLs and celebrities across multiple e-commerce social platforms as of September 30, 2020. We primarily work with KOLs directly rather than through intermediaries, which is a characteristic of our “direct-to-KOL” social marketing model. Through this model we work closely with KOLs to tailor their content for each social platform, no matter what format the content takes. We have established relationships with one of the largest groups of beauty KOLs in China, according to the CIC Report. We typically enter into commercial arrangements with our KOLs, the terms of which are determined on a project-by-project basis. Under these arrangements KOLs are entitled to either a fixed fee, a commission based on the value of products they sell, or some combination of the two. The amount of fees or level of commission depends on a variety of factors, including the volume and type of products sold, popularity of the KOL and other performance indicators.

With our successful track record of building innovative digital communities and a large number of followers, we are well-positioned to be an ideal partner for KOLs. Working with top-ranking KOLs to generate creative professionally-generated content, we have quickly built our brand image among a broad base of customers. Cooperating with mid-to-lower-ranking KOLs, we promote sales of products and reach specific consumer groups at relatively lower costs. Our collaborations with KOLs have often helped KOLs to attract a large number of additional fans given the popularity of our brands, high quality of our products and content produced by our dedicated content marketing team. For example, in May 2020, we worked with celebrity and KOL Yanfei Chen to create a post promoting our Perfect Diary Golden Loose Powder. There were over 1 million likes within 20 days of publication, and the daily sales units of Perfect Diary Golden Loose Powder on Tmall increased from around 2,000 to over 40,000.

In order to further expand our digital marketing strategy, we established our own MCN (multi-channel network) in 2019, recruiting and cultivating a number of KOLs that help to amplify our advertising messages and empowering these KOLs to connect with each of our varied customer groups.

Innovative IP-based Marketing

Through collaborative partnerships with other IP and brand owners, we have leveraged famous IP to help introduce certain of our unique products to new customers who may be more familiar with the IP but have not previously purchased our products. Such collaborative partnerships also allow us to generate additional engagement from our existing customer base. We have established a track record of infusing our products with popular IPs, creating successful, viral social media campaigns and top-selling products. We have successfully partnered with a number of IPs, such as the Metropolitan Museum of Art, The British Museum, Chinese National Geography, Tom and Jerry, Oreo, and London Fashion Week to launch a range of products that further expand our customer base. One of our most successful products, Perfect Diary Explorer Eyeshadow Palettes, is a product of collaboration with Discovery Channel. The concept of Perfect Diary Explorer Eyeshadow Palettes was inspired by various animal colors and the expression in their eyes. This idea came from our creativity team’s observation that animal elements were frequently used in the latest fashion campaigns and were increasingly used in the products of well-known fashion brands. At the same time, our customer insights informed us that customers like to use different eye shadow colors to attract attention in different situations—catching the moment while on a date at a bar, catching the interviewer’s attention during a job interview or catching a real expression at a photo shoot. As a result, we used the theme “CATCH” to market this series of products.

Differentiated Celebrity Marketing Targeting Gen-Z

We partner with new generations of artist agents and content producers, such as iQiyi, Wajijiwa and Yuehua, the producers of the popular reality shows Produce 101, Idol Producer, Youth With You, and Chuang 2020. These reality shows are highly popular among Gen-Z and incubate new generations of celebrities through multiple rounds of competition involving votes from millions of viewers. We have engaged some of these emerging celebrities as our brand ambassadors, including Yibo Wang, Sunnee and Zhengting Zhu, each of them with millions of followers on their official Weibo accounts, and created interactive content and gift kits that appealed to the fans of such brand ambassadors to enhance our brand awareness by and connection with Gen-Z.

Our Seamless and Engaging Omni-channel Shopping Experience

Online Channels

We entered JD.com in April 2017, Tmall in August 2017, RED in September 2017, Vipshop in April 2018 and commenced operating company channels on Weixin in 2018. Today, our products are available across all major e-commerce platforms in China. In 2019 and the nine months ended September 30, 2020, 96.7% and 91.3% of total gross sales in the respective periods are generated through online channels. Our ability to directly engage our customers across multiple channels differentiates us from traditional mass market brands, which typically focus on offline distribution and often through third-party retailers.

Today, our products are sold mainly through Tmall. According to the CIC Report, within 13 months of launch of our Tmall store, Perfect Diary became the No. 1 seller in the color cosmetics product category in September 2018 and was the No. 1 color cosmetics brand in terms of total GMV on Tmall in 2019 and the nine months ended September 30, 2020.

Customers can also discover and purchase our products through various social and content platforms, such as Douyin, Kuaishou, RED and Bilibili. The various social and content platforms combine digital and community-driven marketing with opportunities for direct purchase. Shopping behaviors of customers on social and content platforms are more heavily influenced by digital content generated by KOLs and live broadcasting anchors.

Social platforms, such as Weixin official accounts and Xiaowanzi Weixin Shop, play an increasingly important role in our sales and marketing strategy. Our Xiaowanzi Weixin Shop, Weixin official accounts and Weixin groups hosted by dedicated beauty advisors operate as our interface to directly engage with customers, build brand loyalty and influence purchasing decisions, offering an integrated customer engagement and shopping experience. We have direct control over the quality of customer engagement via the Xiaowanzi Weixin Shop, as our technology engineers are fully responsible for its content development and user interface. Featuring rich content, a seamless ordering experience, an interactive membership program and personalized offerings, Xiaowanzi Weixin Shop is becoming increasingly integral to the seamless omni-channel shopping experience we are offering.

Content. Customers can easily explore a variety of makeup and skincare content in formats like photos, articles, videos, or customer reviews. The live broadcasting feature allows our customers to interact with us in real-time and address their beauty queries or needs.

Entertainment. Our technology engineers have also developed various mini program games to engage with our customers. One of the most popular games is a virtual pet raising game, in which customers can earn pet food through online purchases and feed their pets to reach various achievements, which can be redeemed for coupons, gifts or complimentary services such as professional makeup services at our experience stores.

Membership. Customers are encouraged to redeem their membership points for gifts or makeup services at our experience stores. Customers are also rewarded with points if they can leverage social relationships by encouraging family and friends to become our new customers.

Orders. Customers can seamlessly interact with us between online and offline for their order fulfillment. When placing orders in our Xiaowanzi Weixin Shop, customers may choose in-person pick up at an experience store or door-to-door delivery from our central warehouse (which usually takes two days to arrive) or from a nearby experience store (usually same day delivery).

Experience Stores

Empowered by our data and technology capabilities, our offline experience store network provides customers with seamless omni-channel shopping experiences and completes their journey of beauty discovery. We started building our offline channel in January 2019, opening over 200 experience stores, across over 90 cities in China as of September 30, 2020. Two of our experience stores are concept stores, each integrating a full experience of check-in hotspots, café, nail bar and membership services.

We aim to create an immersive store experience and ambiance that bring our beauty brands to life, weaving together the best of products and services to deliver a meaningful customer experience. Our experience stores create a means to connect more closely with our customers and to elevate their experience with our brands. Typically, each of our experience stores has a spacious product trial area at the front of the store displaying a full selection of our products. A number of our beauty advisors are available to answer questions, provide tutorials and engage with customers. At the back of the store, we have a highly organized storage area for centralized storage and fulfillment of in-store orders.

Our online and offline channels are fully integrated such that our online presence can contribute to more foot traffic at our offline experience stores and customers visiting our offline experience stores are encouraged to engage further with our online content. We leverage our online marketing vehicles to quickly attract customers to new stores, including advertisements on our official accounts, local media and local Weixin official accounts, and we reward followers for social sharing of such advertisements and content with other customers. Customers can redeem online membership points for makeup services or gifts at our experience stores. Our experience stores are often equipped with massive screens broadcasting our own centralized media channel, including live broadcasting and commercial videos. Further, customers who visit our experience stores are encouraged to engage with us by joining Weixin groups hosted by our online beauty advisors, achieving the dual goals of fostering a sense of community while continuously introducing discounts and holiday tie-in offers. In the Weixin groups, our beauty advisors constantly introduce attractive promotions, advise on how to put on the best look with our products, post pictures and tutorials, and respond to personal inquiries from group members.

Most of our current experience stores are located in shopping malls in metropolitan areas carrying high consumer traffic from our target customers, Gen-Z. We will continue to expand our footprint into lower tier cities under the same expansion strategy based on our big data analysis of the geographical locations of our targeted customers.

World-class Supply Chain

Our world-class supply chain capability is vital to our fast-growing business. We closely collaborate with a network of first-class ODM/OEM and packaging supply partners to produce our products, such as Cosmax, Intercos, Shanghai Zhenchen, HCP and Qiaxing. All of the original ODM/OEM and packaging supply partners we work with are located in China and have established high-quality production standards by serving global premium and luxury beauty brands. The annual volume for many of our products is between one million and ten million units. The large scale of our business allows us to establish more favorable contract terms with manufacturers and produce high-quality products at a competitive cost. Meanwhile, our cooperation with these ODM/OEM and packaging supply partners enable us to use packaging materials that reflect the latest technological trends and advancements.

To fulfill our large order volume with short turnover times, some of our OEM/ODM and packaging partners have also expanded their manufacturing capabilities with heavy investment in automatic production lines, multiple sets of modeling tools and expanded storage of raw materials.

As our sales continue to grow, we plan to also engage directly in the manufacturing of our products either through direct investment or joint venture. For example, we expect to build a large scale manufacturing hub in Guangzhou through a joint venture with Cosmax, equipped with best-in-class R&D capabilities.

Quality Control

We have a comprehensive quality assurance program that gives us visibility and control over the quality and safety of our products during the sourcing and production cycle. Over the course of product development, a series of functionality, stability and compatibility tests are performed on the designed packaging materials and product ingredients under various rigorous conditions. In addition, we implement an intensive audit program to ensure our third-party manufacturers are in compliance with the product safety compliance standards in China. We take great care to ensure that our third-party manufacturers share our commitment to quality and ethics. The suppliers we work with typically have established high quality production standards given their experience in serving global premium and luxury beauty brands. The third-party manufacturers with whom we cooperate adopt strict internal guidelines and conduct regular inspections to ensure the product quality meets our rigorous standards.

We cooperate with SGS, an internationally renowned quality inspection company with China National Analytical Standard Certification, to ensure our products meet global and local standards. In addition, we corporate with China National Analytical Center. We provide oversight through regular on-site inspections and audits of our third-party manufacturers as well as component and packaging suppliers. Our quality assurance team also builds a scorecard to evaluate performance of third-party suppliers on a quarterly basis to ensure consistency of manufacturing quality and to provide incentives for top-performing partners. We terminate our collaboration with the partners who fail to meet our quality standards. In addition, we invested RMB5.6 million to build our own testing laboratory with advanced equipment and our experienced team to validate our manufacturers’ finished products in the nine months ended September 30, 2020.

Fulfillment and Logistics

Our fulfillment team ensures orders are quickly, efficiently and accurately processed, packed, shipped and delivered to customers. In addition to our owned and operated 46,997-square-meter warehouse, we also collaborate with four third-party storage companies and leverage their warehouse and geographical coverage. As of September 30, 2020, we fulfill through a total of ten warehouses in five cities in China with a maximum fulfillment capability of 1.8 million daily shipments. For example, during Singles’ Day in 2019, we shipped approximately 6 million packages over a five-day period. For logistics, we work closely with major third-party logistics companies, including SF Express, ZTO Express and STO Express, fulfilling over 100,000 and approximately 140,000 daily shipments on average in 2019 and the nine months ended September 30, 2020, respectively.

With the assistance of third-party logistics companies and the wide geographic distribution of our warehouses, our proprietary inventory tracking system enables our customers to receive real-time updates regarding the status of their orders. We are continuously improving our fulfillment and logistics system to provide speedy delivery to our customers, and our average shipping hours from payment to delivery of orders have decreased from 94 hours in 2018 to 84 hours in 2019, and further to 74 hours in the nine months ended September 30, 2020 despite the impact of COVID-19. As our order volume has grown rapidly, the average cost per order has been continuously decreasing in recent periods.

Data and Technology

Strong In-house Technology Team

Different from traditional beauty companies, our business model relies heavily on our technology and data. Our team of over 200 engineers dedicated to technology, data and related functions develop and support the software and analytics on which our platform operates. This team accounted for approximately 20% of our headquarters employees and 6.3% of our total employee base as of September 30, 2020, significantly higher than traditional beauty companies who largely rely on IT agencies for technology development and data analytics, according to the CIC Report. Many of our engineers have more than five years of coding experience in leading technology companies in China and around the world, having performed a variety of roles including product managers, user interface (UI) designers, front end and back end developers, testers, data analysts, algorithm engineers and architects. The team has developed a series of in-house systems across the value chain, including Supplier Relationship Management (SRM), Office Automation (OA), KOL Management System, Product Management System, Ecommerce Store (Xiaowanzi Weixin Shop), and Real-time Big Data Platform.

Our technology team is fully involved in all critical operational areas, with an in-depth understanding of our business model and needs. For example, our algorithm engineers worked closely with our supply chain manager and experienced store managers to design and refine a data model to forecast sales of each SKU in each store. By integrating the data model with our order management system (OMS) and POS system, we can automatically replenish stock in our experience stores nationally on a weekly basis without additional manual efforts. The seamless collaboration between our technology and operational teams, together with our in-house technology capabilities, gives us significant advantages in managing efficient operations. For example, during Singles’ Day in 2019, our technology team partnered with technical experts from Ali Cloud to prepare for peak sales of the year, allowing for timely and stable processing of Singles’ Day sales of over 5 million orders at our Tmall store. On our self-developed social commerce platform (Xiaowanzi Weixin Shop), we successfully supported the brand anniversary event of Perfect Diary in April 2020, reaching 20,000 queries per second (QPS) and 2,500 payments per second. According to the CIC Report, we were one of the earliest adopters in launching the Weixin live broadcasting feature in 2019, and also an early adopter in hosting over 50 live broadcasts at the same time by our beauty advisors at our experience stores across the country, allowing our customers to establish personal and interactive connections with our beauty professionals.

Cutting-edge Technologies Empowered by World-class Partners

To support exponential growth while maintaining direct connections with our customers, we built a flexible and adaptable technology infrastructure with world-class partners. We collaborated with top experts at Alibaba and Ali Cloud to build a technology platform that can support many concurrent transactions. Meanwhile, to further optimize the computational power of our servers on Ali Cloud, we have deployed flexible container instance technologies based on Kubernetes, enabling us to scale up to ten times the number of container instances in ten minutes. Leveraging the e-commerce experiences of Alibaba and technological leadership of Ali Cloud, our technology team is able to master and rapidly apply various cutting-edge technologies to support massive concurrent queries and transactions.

In order to create unique and engaging customer experiences, we have also been partnering with Tencent extensively to design and refine the social e-commerce experience on our Xiaowanzi Weixin Shop. For example, we regularly meet with Weixin product managers and engineers to explore new ways to offer seamless social e-commerce experiences, by launching social sharing games, by inviting customers to share their beauty experience with our content community, by building our brand name in search results, and by integrating membership, payment and fulfillment across our online and offline stores.

Massive and Rich Database Enabling Development of Unique Business Intelligence

Our data primarily includes three types:

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market research data, for example, market size, top brands and channels and products, the most popular KOLs and content. This data gives us a holistic view of the market, including supply, demand and pricing trends.

•	our sales orders by day, by SKU, by channel and by customer. This data guides us in forecasting sales, inventory, supplies and commodities to optimize the cost and efficiency of our supply chain.

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behavioral data generated on our social platforms. The data provides us with valuable insights on customers’ shopping experience and helps us offer products, services and content that directly address their needs. Our in-house big data analytics platform possesses strong real-

time computation power, and currently processes over 800 million data records each day. Such data and information is refreshed across over 160 dashboards, informing our business decisions to help us drive operational excellence.

Data Security and Privacy

We have adopted data protection policies to ensure the security of our proprietary data and employed a data security team of engineers and technicians dedicated to protecting the security of our data. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We control and manage the use of data within our various departments and do not share data with external third parties, nor do we cooperate with third-party vendors in our data analytics efforts.

Trademark and Intellectual Property

Our most valuable intellectual property is our brand names, including Perfect Diary, Little Ondine and Abby’s Choice. We have registered 511 trademarks in China and 49 trademarks outside China as of September 30, 2020 to protect our brand names. The design of the packaging of our products is an important element of the enhancement of our brand image. Therefore, where possible and economically reasonable, we have registered figurative trademarks in order to protect our original labels and design patents in respect of some of our packaging. As of September 30, 2020, we had 23 design patents and three invention patents registered with the State Intellectual Property Office and 11 pending patent applications in China.

We further protect our intellectual property, such as unpatented proprietary expertise and production formulation, innovation and other know-how through confidentiality agreements which we have been increasingly including in our employment contracts and in our agreements with third-party manufacturers and business partners to whom our formulae, designs or business information may be made available. We also regularly monitor the market for infringement of our IP, and will vigorously pursue and defend our rights against third parties whom we believe have infringed upon our intellectual property rights. So far, we have not experienced any material difficulties in protecting against the infringement of our intellectual property rights due to the lack of proprietary rights.

We have not had any material action brought against us by any third parties claiming that we have infringed any their intellectual property rights. However, from time to time we may be involved in disputes relating to intellectual property rights belonging to or asserted by third parties.

Competition

We compete with both established multinational and domestic brands, as well as small targeted niche brands that continue to enter the Chinese and global beauty markets. We believe that we compete primarily on the basis of perceived value, including pricing and innovation, product efficacy, service to the customer, promotional activities, advertising, special events, new product introductions, e-commerce initiatives, direct sales, KOL collaborations, and other activities. It is difficult for us to predict the timing, scale and effectiveness of our competitors’ actions in these areas or the timing and impact of new entrants into the marketplace. For additional risks associated with our competitive position, see “Risk Factors—Risk Relating to Our Business and Industry—The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.”

Environmental, Social and Governance

We are subject to numerous national, municipal and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those relating to emissions to the air, discharges to land and surface waters, generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, and registration and evaluation of chemicals. We maintain policies and procedures to monitor and control environmental, health and safety risks, and to monitor compliance with applicable environmental, health and safety requirements.

Compliance with such laws and regulations pertaining to the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect upon our capital expenditures, earnings or competitive position. However, environmental laws and regulations have tended to become increasingly stringent and, to the extent regulatory changes occur in the future, they could result in, among other things, increased costs to our company.

We are committed to sustainable development and constantly advocate for the harmonious coexistence between humans and nature. In March 2019, Perfect Diary launched the “guardians of beauty league” initiative in conjunction with COSMO Magazine to encourage consumers to protect our environment and wildlife. In February 2020, Perfect Diary and its foundation carried out further public welfare actions—for every Perfect Diary Puppy Eyeshadow Palette sold through the Perfect Diary Tmall flagship store and KOL Austin Jiaqi Li’s live broadcasting room during the promotion period from February 25, 2020, to March 8, 2020, we donated RMB1 per unit sold to the Beijing Loving Animal Foundation, a charitable organization.

We believe it is our responsibility to contribute to our community in difficult times, and have supported China’s nationwide efforts to contain the pandemic during the COVID-19 outbreak. Among other things, we made an aggregate of RMB2 million cash donation to two charitable foundations to fund purchases of medical devices and consumables and support the frontline medical workers.

Employees

We had 3,355 full-time employees as of September 30, 2020 and all of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of September 30, 2020:

Function	Number of Employees
Formulation R&D, Product Development and Supply Chain	113
Marketing	249
Online Operation	183
New Retail Business Development and Management	81
Data and Technology Engineers	211
Online Sales and Customer Service	1,056
Offline Beauty Advisors	1,196
Other	266
Total	3,355

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and creativity. As a result, we have generally been able to attract and retain high-quality and qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into standard employment agreements with our employees. Our employment agreements with our senior management include standard confidentiality and non-compete clauses.

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, property damage, product liability insurance and carriage of goods insurance.

We have not made any material claims on any insurance policy maintained by us during the period beginning January 1, 2018 to the date of this prospectus.

Properties and Facilities

Our principal executive offices are located on leased premises comprising approximately 13,525 square meters in Guangzhou, China. We also have other Guangzhou offices serving the functions of product development, R&D, marketing and customer service. We have one office located on leased premises comprising approximately 1,981 square meters in Shanghai, China. Our Guangzhou and Shanghai offices are leased from independent third parties, and we plan to renew our lease as needed.

We lease a warehouse located in Guangzhou comprising approximately 46,997 square meters.

We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For the potential impact of legal or administrative proceedings on us, see “Risk Factors—Risks Relating to Our Business and Industry—We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.”

REGULATION

Substantially all of our business is located in PRC, and laws and regulations in PRC are most relevant to our business. This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Cosmetic Products

Regulatory Authorities

The newly formed National Medical Products Administration, or the NMPA, under the State Administration for Market Regulation, or the SAMR, is the government authority that monitors and supervises the administration of cosmetics, medical devices, and foods. The NMPA’s predecessor, the China Food and Drug Administration, or the CFDA, was established in March 2013 and separated from the Ministry of Health of the PRC, or the MOH, as part of an institutional reform of the State Council.

Regulations Relating to Cosmetic Products

Pursuant to the Regulations Concerning the Hygiene Supervision over Cosmetics Products, or the Hygiene Regulations, which was promulgated by the former Ministry of Health on November 13, 1989 and most recently amended on March 2, 2019, and its implementation rules, the Implementation Rules of Hygiene Regulations, which was promulgated by the MOH and became effective on March 27, 1991 and most recently amended on May 20, 2005, cosmetic products are divided into special purpose cosmetic products and non-special purpose cosmetic products. Special purpose cosmetic products refer to those cosmetics used for hair growth, hair dye, hair perm, hair removal, breast massage, deodorant, fading cream and sun protection. Any cosmetic product not covered by such scope is a non-special purpose cosmetic product.

Pursuant to the Implementation Rules of Hygiene Regulations and other applicable laws, a producer of cosmetic products shall obtain and maintain a license for cosmetic production issued by the local administrative regulator. In addition, a producer shall obtain an approval from the competent administrative regulator for producing special purpose cosmetic products, otherwise it may be subject to confiscation of the relevant products and illegal gains, a fine of three to five times the illegal gains, or suspension of business or the revocation of the license for cosmetic production. In cases where producers cooperate with OEMs to manufacture such products, the OEM, instead of the producer, shall obtain and maintain the above-mentioned certificates.

Pursuant to the Announcement on the Adjustment to the Administration of Registration and Record Filing of Cosmetic Products promulgated by the CFDA on December 16, 2013, non-special purpose cosmetic products produced domestically shall be subject to the online record-filing procedure before the entry into the market as from June 30, 2014. The regulatory authorities for food and drugs at the provincial level shall conduct inspection on the filed products within three months after such record filing. Producers of such products will be ordered to take corrective measures if the inspection results revealed any noncompliance. In case of any violation of laws, further investigation and handling will be conducted by the regulatory authorities with such results indicated in the filed record of such products. Producers failing to file for record the product information of certain non-special purpose cosmetic products before selling such products in the market will be subject to a regulatory warning with an order of correction within a prescribed time limit.

The Administrative Provisions on the Labeling of Cosmetics, which was promulgated on August 27, 2007 by the former General Administration of Quality Supervision, Inspection and Quarantine and became effective on September 1, 2008, requires labels of cosmetic products to contain information such as name and address of the producers, date of production, expiry date, batch number, applicable industrial standards, quality inspection certificate, and production license number. The labels of such cosmetic product shall not contain any statement that explicitly and implicitly implies medical effects and that exaggerates performance, makes false promotions, and disparages comparative products, or contain a product name that could easily cause misunderstanding or confusion among consumers, or include any other content prohibited by the relevant laws and regulations. Violation of such provisions may result in an order of correction within a prescribed time limit, monetary fine or other punishment in accordance with other laws and regulations.

The Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, was promulgated by the State Council on June 16, 2020 and will become effective from January 1, 2021 to replace the Hygiene Regulations. Compared with the Hygiene Regulations and the Implementation Rule of Hygiene Regulations and its implementation rules, the Supervision Regulations clarify or amend certain provisions including without limitation the follows:

(i)    Responsibilities of the different parties in the operation of cosmetics. Firstly, the Supervision Regulations for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety re-evaluation of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or filing the record for cosmetics shall be subject to the supervision of the NMPA. Secondly, an applicant for registration or record-filing of cosmetics may entrust another enterprise (OEMs) with the production of cosmetics. The OEMs shall obtain the corresponding license for production of cosmetics and shall carry out production in accordance with the laws, regulations, mandatory national standards, technical specifications and contractual agreements, and be responsible for production activities and accept the supervision of the applicant for registration or record-filing of cosmetics. With respect to our business operation, we will become the applicant for registration or record-filing of cosmetics under the Supervision Regulations and undertake main responsibilities for quality, safety and effectiveness claims of our cosmetics products.

(ii)    Categories of cosmetics. Cosmetics are divided into special cosmetics and ordinary cosmetics instead of special purpose cosmetic products and non-special purpose cosmetic products. Special cosmetics refer to cosmetics for hair dye, hair perm, freckle removal and whitening, sun protection and hair loss prevention as well as those purporting to have new functions and effects, and ordinary cosmetics refer to cosmetics other than special cosmetics. The production and import of special cosmetics shall be registered with the NMPA. The production and import of ordinary cosmetics is subject to the record-filing administration.

(iii)    Legal consequences of violations. The Supervision Regulations have raised the limit for penalties for noncompliance. For example, monetary penalties on production of cosmetics without requisite permits, production of unregistered special cosmetics, use of banned materials and illegal use of materials may be subject to a fine of 30 times the value of the concerned products.

Violations of the provisions of the Hygiene Regulations or the Supervision Regulations will result in different penalties ranging from fines (fixed range or, in cases of severe violations, based on the values of the illegally manufactured goods), confiscation of raw materials, products illegally manufactured or sold and illegally obtained gains, revoking licenses, and suspension of business. Furthermore, pursuant to the Supervision Regulations, the responsible individual shall be subject to an industry operation banning period for five or ten years or even criminal liability.

Regulations Relating to Foreign Investment

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2020 version), or the 2020 Negative List, as promulgated on June 23, 2020 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and taking effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2019 version), as promulgated by the NDRC and the MOFCOM on June 30, 2019 and taking effect on July 30, 2019. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. According to the 2020 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

In order to coincide with the implementation of the Foreign Investment Law (as defined below) and the Implementing Regulations of the Foreign Investment Law (as defined below), the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises, or the FIEs, shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No.62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SMAR on December 28, 2019 further refine the related rules.

Foreign investment law

On March 15, 2019, the National People’s Congress, or the NPC, promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the

Foreign Investment Law may maintain their original organization form and structure within five years after the implementation of the Foreign Investment Law. The Foreign Investment Law mainly provides for four forms of foreign investments: (a) establishment of a foreign-invested enterprise within PRC by a foreign investor, individually or collectively with other investors; (b) acquisition of shares or equity interests in, asset interests of, or other like rights and interests of an enterprise within PRC by a foreign investor; (c) investments in a new project within the PRC by a foreign investor, individually or collectively with other investors, and (d) foreign investors’ investments in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not address the concept and regulatory regime of VIE structures and uncertainties remain in relation to its interpretation and implementation.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020. The Implementing Regulations of the Foreign Investment Law strictly implements the legislative principles and purpose of the Foreign Investment Law. It emphasizes promoting and protecting the foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment law of the PRC, effective as of January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises.

Regulations Relating to Value-Added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively. The FITE Regulation provides that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party as the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the foreign investor must establish a foreign invested enterprise and apply for the relevant license for value-added telecommunications services, or the VATs License. In addition, a domestic company that holds a VATs License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and maintain such facilities in the business regions covered by its license. The holder of a VATs License shall improve relevant measures for safeguarding the network and information, establish relevant administrative policies on information safety, set up the procedures for handling network emergencies and information safety and implement the liabilities system for information safety in accordance with the standards set forth in the relevant PRC regulations.

Due to a lack of interpretive materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Risk Factors—Risks Relating to Doing Business in China— We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies, including limitations on our ability to own key assets.” In order to comply with PRC regulatory requirements, we operate a portion of our business through our VIE, with which we have contractual relationships but in which we do not have direct ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

Telecommunications regulations

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services within the PRC. The Telecom Regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by MII on February 21, 2003 and most recently amended by the MIIT on June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services obtain a VATs License from the MIIT or its provincial level counterparts. The term of a VATs License is five years and the license holder is subject to annual inspection.

Internet information services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, internet information services are categorized into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file with relevant governmental authorities and operators of commercial internet information services in China must obtain an ICP License from the relevant governmental authorities. And the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical advice must also comply with relevant laws and regulations and obtain approval from competent governmental authorities.

Internet information service providers are required to monitor their websites. They shall not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations and must stop providing any such content on their websites. The relevant PRC governmental authorities may order ICP License holders that violate the content restrictions to correct those violations and revoke their ICP Licenses in cases of gross violations.

The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective from January 1, 2018, which provides that the domain names used by the internet information service provider in providing internet information services shall be registered and owned by such internet information service provider, and if the internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Regulations Relating to Online Trading and E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the SAMR) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services offered via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators.

On August 31, 2018, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, the e-commerce business operators shall disclose information about goods or services provided comprehensively, truthfully, accurately and promptly in order to protect the consumers’ rights to know and rights to choose. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

Regulations Relating to Medical Devices

The Regulation on the Supervision and Administration of Medical Devices, or Regulation on Medical Devices, as amended by the State Council on May 4, 2017, regulates entities that engage in the research and development, production, operation, use, supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices takes into consideration the medical devices’ objectives, structural features, methods of use and other factors. Registration certificates are required for Class II and Class III medical devices. The classification of specific medical devices is stipulated in the Medical Device Classification Catalog, which was issued by the CFDA on August 31, 2017 and took effect on August 1, 2018. Violations of the Regulation on Medical Devices shall result in different penalties ranging from fines (fixed range or based on the values of the illegally manufactured goods in severe violations), confiscation of products illegally sold and illegally obtained gains, revoking licenses, suspension of business, being refused to review and approve the medical device permit within five years after such violation, or even criminal liability.

The Catalogue of Medical Device Classification issued by the CFDA on August 1, 2018 regulates that color soft hydrophilic contact lens, astigmatic soft hydrophilic contact lens, soft corneal contact lens, soft hydrophilic contact lens, and soft contact lens aseptic normal saline solution are Class III medical devices.

The Measures for the Administration and Supervision of Online Sales of Medical Devices issued by the CFDA on December 20, 2017, regulates entities that engage in the online sales of medical devices. Enterprises engaged in online sales of medical devices shall be medical device production and operation enterprises that have obtained a medical device production license or operation license in accordance with the law or have been filed for record, unless such license or record-filing is not required by laws and regulations.

Regulations Relating to Food Business

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. The Food Safety Law of the PRC, which took effect from June 1, 2009 and was amended by the SCNPC on April 24, 2015 and December 29, 2018, respectively, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect from July 20, 2009 and were amended by the State Council on February 6, 2016 and March 26, 2019, respectively, set up a system for the supervision and administration of food safety and stipulate food safety standards. The State Council implements a licensing system for food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, and formula foods for special medical purposes. Pursuant to the aforementioned laws and regulations, third-party platform providers of online transactions of food shall conduct real name registration for participating food business operators, and specify their food safety management responsibilities, and examine their licenses if such licenses are required in accordance with the relevant laws and regulations. Upon discovery of any violation by participating food business operators, third-party platform providers for online food transactions shall promptly suspend the business of the offender and forthwith report to the food safety supervision and administration department. Upon discovery of a serious illegal act, the third-party platform provider shall forthwith stop providing online trading platform service.

The Administrative Measures for Food Operation Licensing, promulgated by the CFDA on August 31, 2015 and amended on November 17, 2017 regulates the food business licensing activities, strengthens the supervision and management of food business and ensures food safety. Food business operators shall obtain a license for operating a food business with respect to each venue where they engage in food business activities. The term of a food business license is five years.

Regulations Relating to Product Quality and Consumers Protection

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was amended by the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages against sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the SAIC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations Relating to Import and Export Goods

Pursuant to the Customs Law of the PRC, promulgated by the SCNPC on January 22, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016 and November 4, 2017 respectively, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with relevant laws.

Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on the Registration of Customs Declaration Entities, promulgated by the General Administration of Customs on March 13, 2014 and amended on December 20, 2017, and May 29, 2018 respectively, the registration of customs declaration entities comprises the registration of the customs declaration enterprise and the registration of the consignor or consignee of imported and exported goods. The consignor or consignee of imported and exported goods shall register with local customs in accordance with relevant laws.

In addition, the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and last amended on November 7, 2016, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators, which was promulgated by the MOFCOM on June 25, 2004 and last amended on November 30, 2019, require any foreign trade business operator that is engaged in the import and export of goods or technology shall be registered for archival purposes with the administrative department of foreign trade of the State Council or the institution entrusted thereby, unless it is otherwise provided for by any law, administrative regulation or the foreign trade department of the State Council. The specific measures for archival registration shall be formulated by the foreign trade department of the State Council. Where any foreign trade business operator that fails to file for record and registration according to relevant provisions, the customs may not handle the procedures of customs declarations and release of the import or export goods.

Regulations Relating to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the Ministry of Culture, or the MOC, the State Administration of Radio, Film and Television, or the SARFT (which is the predecessor of the National Radio and Television Administration, the NRTA), the General Administration of Press and Publication, or the GAPP, the NDRC and MOFCOM, jointly promulgated the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are prohibited from conducting the business of transmitting audio-visual programs through information network.

According to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, jointly promulgated by the SARFT and MII on December 20, 2007 and amended by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, on August 28, 2015, providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs, or the Audio-visual License issued by the competent department of radio, film and television or complete certain record-filing procedures. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SARFT.

In 2008, the SARFT issued the Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, amended on August 28, 2015, which further sets forth detailed provisions concerning the application and approval process regarding the Audio-visual License. The notice also provides that the internet audio-visual program services providers who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified in a timely manner and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions.

Further, on March 31, 2009, the SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, which reiterates the requirement for the internet audio-visual programs to be published to the public through information networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstitions or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, amended on March 10, 2017, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the SAPPRFT on September 2, 2016 emphasizes that, unless a specific license is granted, an audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

As of the date of this prospectus, we have not obtained an Audio-Visual License. For detailed analysis, see “Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.”

On November 4, 2016, the Office of the Central Cyberspace Affairs Commission, or the CAC, promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions. According to the Internet Live-Streaming Services Provisions, an internet live-streaming service provider shall (i) establish a live-streaming content review platform; (ii) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations.

According to the Notice on Strengthening the Administration of the Internet Live Streaming Service jointly promulgated by the MIIT, the Ministry of Public Security of the PRC and other government agencies on August 1, 2018, internet live streaming service providers shall go through the procedures of filing with the competent department of telecommunications. The internet live streaming service providers engaged in telecommunications business and internet news information, network performances and internet live streaming of audio-visual programs shall apply to the relevant departments for permission to operate such telecommunication business and shall perform the procedures of record-filing with the local public security department within 30 days after the live streaming service being operated.

Furthermore, pursuant to the Administrative Provisions on Online Audio and Video Information Services jointly promulgated by the CAC, Ministry of Culture and Tourism of the PRC and NRTA on November 18, 2019 and effective on January 1, 2020, online audio and video information services providers shall obtain the relevant legally required qualifications and certificates. They shall also fulfill their responsibilities as information content management entities, such as having in place professional staff commensurate with their service scale, and establishing the systems of user registration, content review, information release, intellectual property rights protection and minority protections and other mechanisms. Moreover, when the online audio and video information services provider produce, publish or spread untrue audio-visual information by way of utilizing new technologies such as deep learning or virtual reality, the disseminated information shall be identified in a noticeable way.

Regulations Relating to Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and was amended on August 28, 2015. The Radio and TV Programs Regulations require any entities engaging in the production and operation of radio and television programs to obtain a license for such businesses from the NRTA or its provincial branches. Entities with the permit to produce and distribute radio and television programmes must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

On July 6, 2012, the SARFT and the CAC issued the Notice Regarding Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films, pursuant to which providers of internet audio-visual program services which are engaged in the production of online audio-visual programs such as online drama series and micro films and broadcast such programs on their own websites shall lawfully obtain the permit to produce and distribute radio and television programmes issued by competent governmental authorities and corresponding License for Online Transmission of Audio-visual Programs at the same time. Providers of internet audio-visual program services shall report the information on online audio-visual programs such as online drama series and micro films which have been reviewed and approved to the provincial branches of the SARFT in their domiciles for filing.

The SARFT issued a Supplementary Notice on Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films on January 2, 2014, which reiterates the providers of online audio and video programs such as online drama series and micro films shall lawfully obtain the permit to produce and distribute radio and television programmes issued by competent governmental authorities. Online audio and video programs produced by unlicensed organizations shall not be broadcast.

Regulations Relating to Franchising Operations

The Administrative Regulations on Commercial Franchise Operations, or the Franchising Regulations, was promulgated by the State Counsel on February 6, 2007, effective from May 1, 2007, under which a franchisor shall have a well-established operation model, be able to provide the franchisee with long-term management guidance, technical support, business training and other services, and have at least two direct sales stores and have undertaken the business for more than a year. A franchisor shall, within 15 days of its first franchising contract signing, file with the competent commerce authority accordingly.

Pursuant to the Franchising Regulations, a franchising contract shall include but not be limited to the following terms: the basic information of the franchisor and franchisees, the term of the contract, the type, amount and payment(s) of the franchising fees, the specific content of operation guidance, technical supports and business training as well as the method for providing the same, the quality requirements and quality control measures, the marketing and advertisements arrangements, the consumer protection and indemnification, the change, cancelation or termination of the contract, the breach of the contract, and the dispute resolution, which shall all be put in writing. Moreover, according to the Franchising Regulations, the franchisee shall be allowed to unilaterally cancel the franchising contract within a certain period of time; the franchising term, unless the franchisee otherwise agrees, shall be no less than three years (renewals are excluded); the purpose and refund conditions and means of the fees paid by the franchisee to the franchisor in advance of the establishment of the franchising contract shall be clarified in writing; the usage of publicity and promotion fees paid by the franchisee to the franchisor shall be disclosed to the franchisee in a timely manner; the franchisee may not transfer the franchise rights to a third party without the consent of the franchisor; and the franchisor shall report the information about the conclusion of franchise contracts in the previous year to the competent commerce authority in the first quarter of each year. In addition to the Franchising Regulations, the MOFCOM has also promulgated two implementing regulations: the Administrative Measures for Archival Filing of Commercial Franchises, promulgated on May 1, 2007, amended on December 12, 2011 and came into effect on February 1, 2012; and the Administrative Measures on

Information Disclosure Requirements for Commercial Franchises, which was promulgated on April 30, 2007 and was then amended on February 23, 2012 and came into effect on April 1, 2012. The above two implementing regulations, together with the Franchising Regulations form the basic legal framework for the regulation of the PRC franchise operations.

Regulations Relating to Advertising

In 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on October 26, 2018 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons, (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization, or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the SCNPC on July 5, 1994 and amended on August 30, 2007, August 27, 2009, August 26, 2019 and took effect on January 1, 2020, and the Administrative Measures for Commodity House Leasing promulgated by Ministry of Housing and Urban-Rural Development, or the MOHURD, on December 1, 2010 and taking effect on February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department within thirty days upon the conclusion of the lease contract. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the Contract Law of the PRC, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the Property Law of the PRC, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Construction Project

Pursuant to the Regulations on Planning Administration Regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction on December 4, 1992 and amended on January 26, 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. Pursuant to the PRC Urban and Rural Planning Law promulgated by the SCNPC on October 28, 2007 and amended on April 24, 2015 and April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local government at the county level or above pursuant to the Administrative Provisions on Construction Permit of Construction Projects, or the Construction Measures, promulgated by the Ministry of Construction (the predecessor of the MOHURD) on October 15, 1999, and as most recently amended on September 28, 2018.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 7, 2000 and amended on October 19, 2009, and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by MOHURD on December 2, 2013, the construction enterprise shall complete the project inspection required by the above provisions and shall go through the filing procedures with the competent governmental authorities where the construction project is located within 15 days after the inspection is completed.

The Construction Law of PRC, which took effect on November 1, 1997 and was amended on April 22, 2011 and April 23, 2019, respectively, is primarily aimed at regulating the construction industry. Pursuant to the Construction Law, the developer shall apply for a construction permit prior to commencement of a construction project, except for small projects below the limit determined by the construction administrative authorities of the State Council. Unauthorized construction without obtaining construction permit and projects which do not satisfy the criteria for commencement of work may face orders to stop construction and fines by construction administrative authorities.

Under the Construction Measures, construction and decoration of all kinds of buildings and ancillary facilities shall apply for the permission before starting construction project unless the amount investment of the project less than RMB300,000 or the area of the construction project is less than 300 square meters (the administrative department of Housing and Urban-Rural development in provincial level may adjust the limitation capital based on the reality of different regions). Our office properties and two of our offline experience stores are over 300 square meters and the project amount of which are more than RMB300,000 thus shall apply for the construction permit. As of the date of this prospectus, we have not obtained all such requisite permissions.

Pursuant to the Regulations on the Quality Management of Construction Projects, or the Construction Projects Regulations, which took effect on January 30, 2000 and was amended on October 7, 2017 and April 23, 2019, a construction enterprise may be subject to suspension of construction, a fine of not less than 2% but not more than 4% of the contractual project price, and liabilities for any losses so caused, if it commits any of the following: (i) delivering the project for use before organizing the acceptance inspection, (ii) delivering the project for use in the event that the project has not passed the acceptance inspection, or (iii) inspecting and accepting a construction project not conforming to standard as one meeting the standard.

Regulations Relating to Fire Safety

Pursuant to the Fire Protection Law of PRC, or the Fire Protection Law, which took effect on April 29, 1998 and was amended on October 28, 2008 and April 23, 2019, and the Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects promulgated by the MOHURD on April 1, 2020 and taking effect on June 1, 2020, construction enterprises shall file the record of the construction projects other than the special construction projects after the completion of inspection and acceptance thereof with the competent authority in housing and urban-rural development which will conduct random inspection on the construction projects. Failure to complete the inspection and acceptance of fire protection for the construction project before its use will subject the construction enterprise to an order of suspension of construction, use, or business, with a fine ranging from RMB 30,000 to 300,000. Failure to complete the record filing after the inspection and acceptance of fire protection for the construction project will subject the construction enterprise to an order of correction and a fine not exceeding RMB 5,000.

Regulations Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement on such rights. PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, which include the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the SCNPC on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the Ministry of Public Security on December 13, 2005 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users released by the MIIT on July 16, 2013. Internet information in China is regulated from a national security standpoint.

The Provisions on Protection of Personal Information of Telecommunication and Internet Users regulate the collection and use of users’ personal information in the provision of telecommunications services and internet information services in the PRC. Telecommunication business operators and internet service providers are required to formulate and disclose their own rules for the collection and use of users’ information. Telecommunication business operators and internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent from the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Once users terminate the use of telecommunications services or internet information services, telecommunications business operators and internet information service providers shall stop the collection and use of the personal information of users and provide the users with services for deregistering their account numbers.

The Provisions on Protecting Personal Information of Telecommunication and Internet Users further define the personal information of user to include user name, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places of the use of services by the users. Furthermore, according to the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement on Citizens’ Personal Information, or the Interpretations, issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including, but not limited to, the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.

On November 1, 2015, the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC became effective, pursuant to which, any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order is subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtain any personal information is subject to criminal penalty under severe circumstances.

On June 1, 2017, the Cyber Security Law of the PRC, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on May 2, 2017, the CAC, together with another ten regulatory authorities jointly issued the Measures for Cybersecurity Review, or the Review Measures, which become effective on June 1, 2020. The Review Measures establish the basic framework and principle for national cybersecurity reviews of network products and services.

The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, and public disclosure. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of App illegal collection and use of personal information, and provides guidance for App operators’ self-inspection and self-correction and netizens’ social supervision.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001 and February 26, 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it further provides that an internet information service provider may be held liable under various situations: (i) if it knows or should reasonably have known a copyright infringement through the internet and the service provider fails to take effective measures to remove, block or disconnect links to the relevant contents; or (ii) upon the receipt of the copyright holder’s notice of such infringement, the service provider fails to take aforementioned measures.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for another ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the PRC, which specified the requirements of applying for trademark registration and renewal. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages.

Patent

According to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000 and December 27, 2008, respectively, and the Implementation Rules of the Patent Law of the PRC, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and amended on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN” The China Internet Network Information Center, or the CNNIC, issued the Administrative Regulations for Country Code Top-Level Domain Name Registration and Country Code Top-Level Dispute Resolutions Rules on June 18, 2019, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide domain name related disputes.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the PRC, or the Foreign Exchange Administrative Regulation, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC. Violations of the Foreign Exchange Administrative Regulation will result in fines (fixed range or based on the amount of the illegal transmitted amount), confiscation of illegally obtained gains, and suspension of business or revoking business license or even criminal liability.

On March 30, 2015, the SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of FIEs, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into Renminbi on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the Discretional Foreign Exchange Settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement means that the foreign exchange capital in the capital account which has been confirmed by the relevant policies to be subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 provides that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment FIEs may use capital to carry out domestic equity investment in accordance with laws under the premise that the investment is not in violation of the applicable special entry management measures for foreign investment (negative list) and the projects invested are true and in compliance with relevant laws and regulations.

On April 10, 2020 the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprise, or the WFOE, include the PRC Company Law, the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law. Under these regulations, WFOEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

According to the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents promulgated by SAFE on May 10, 2013 and amended on October 10, 2018 and December 30, 2019 respectively, the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which provides for several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly- listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options, sales of shares underlying the options and remittance of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions.

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, became effective from January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the PRC, or the Implementing Rules of the EIT Law defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%. Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance, or the MOF and the State Administration of Taxation, or the SAT are entitled to enjoy a preferential enterprise income tax rate of 15%. Under which the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, fixed assets in the PRC, equity investments in PRC resident enterprises) or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is ascertained by the PRC tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the PRC tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the PRC on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding tax on dividend distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law reduced the rate from 20% to 10%, effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. And the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the SAT on February 3, 2018 and took effect on April 1 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

Value-added tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993 and as most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the MOF, and SAT on December 15, 2008 and became effective on January 1, 2009 and as amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added taxes, or the VATs. Unless otherwise provided, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the MOF and the SAT on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value- Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and was amended on July 11, 2017 (Circular on Pilot Policies of Levying Value-added Tax in Lieu of Business Tax on Construction Services and Other Services), sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Law of the PRC, or the Labor Law, and its implementation rules provide that enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities shall meet national standard. Enterprises and institutions shall provide workers with working safety and health conditions meeting national rules and standards on labor protection.

The Labor Contract Law of the PRC, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the one month anniversary of the commencement date of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationship is terminated. According to the Labor Contract Law, if an employer requires the employees to work overtime, it shall pay the worker legally required working overtime salaries. When the employer fails to pay the relevant working overtime salary, it will be ordered to pay compensation to the employees at amount based on the actual working overtime salary that has not been duly paid.

Pursuant to the Interim Provisions on Labor Dispatch, which was promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, effective from March 1, 2014, employers may employ dispatched workers in temporary, auxiliary or substitutable positions provided that the number of dispatched workers shall not exceed 10% of the total number of its workers. Pursuant to the Labor Law, if the employer violates the relevant labor dispatch regulations, the labor administrative department shall order it to make corrections within a prescribed time limit; if it fails to make corrections within the time limit, penalty will be imposed on the basis of more than RMB5,000 and less than RMB10,000 per person.

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the Interim

Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and last amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in China are required to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Any employer that fails to make sufficient social insurance contributions in a timely manner may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In addition, any employer that fails to make sufficient and timely contributions to the housing funds may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit, and will also be subject to mandatory enforcement by courts in case the employer still fails to make the relevant contributions within the prescribed time.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval from the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding applications for approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules, the interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether we could obtain such approval. Any failure to obtain CSRC approval for this offering within the prescribed timeframe would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and taking effect as of March 4, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 25, 2011 and taking effect as of September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

MANAGEMENT

Directors and Executive Officers

Directors and Executive Officers	Age	Position/Title
Jinfeng Huang	37	Chairman of the Board of Directors and Chief Executive Officer
Yuwen Chen	35	Director and Chief Operating Officer
Jianhua Lyu	34	Director and Chief Sales Officer
Donghao Yang	49	Director and Chief Financial Officer
Sidney Xuande Huang	55	Independent Director
Bonnie Yi Zhang	47	Independent Director

Jinfeng Huang is our founder and has served as our director and chief executive officer since our inception. Mr. Huang served as a vice president at Hunan Yujiahui Cosmetics Co., Ltd. from 2011 to 2016. Prior to that, Mr. Huang served as a market research manager at Guangzhou P&G Co., Ltd. from 2007 to 2010. Mr. Huang received his bachelor’s degree in international commerce and trading from Sun Yat-sen University in 2007 and his MBA degree from Harvard Business School in 2017.

Yuwen Chen is our co-founder and has served as our director since September 2018 and chief operating officer since our inception. From 2013 to 2016, Mr. Chen served as a general manager of the department of E-commerce at Dongguan Yishion Group Ltd. Prior to that, Mr. Chen served as an investment manager in Guangdong Securities Co., Ltd. from 2007 to 2013. Mr. Chen received his MBA from Sun Yat-sen University in 2014.

Jianhua Lyu is our co-founder and has served as our director since September 2018 and chief sales officer since our inception. From 2012 to 2016, Mr. Lyu served as a director of E-commerce operation at Dongguan Yishion Group Co., Ltd. Prior to that, Mr. Lyu served as a logistic manager at Guangzhou Haida Group Co., Ltd. from 2009 to 2012. Mr. Lyu received his bachelor’s degree in logistics management from Sun Yat-sen University in 2009.

Donghao Yang has served as our director since July 2020 and our chief financial officer since November 2020. Mr. Yang served as the chief financial officer at Vipshop Holdings Ltd. (NYSE: VIPS) from August 2011 to November 2020. Prior to joining Vipshop, Mr. Yang held senior executive and managerial positions in several public and private companies, including serving as the chief financial officer of Synutra International Inc. (Nasdaq: SYUT) from May 2010 to August 2011, as the chief financial officer of Greater China of Tyson Foods, Inc. (NYSE: TSN) from March 2007 to April 2010, and as a finance director of Asia Pacific of Valmont Industries, Inc. (NYSE: VMI) from October 2003 to March 2007. Mr. Yang has been a member of the board of directors of XPeng, Inc. (NYSE: XPEV) since August 2020, and has joined the board of directors of Vipshop since November 2020. Mr. Yang received his bachelor’s degree in international economics from Nankai University in 1993 and his MBA from Harvard Business School in 2003.

Sidney Xuande Huang has served as our independent director since November 2020. Mr. Huang is currently a senior advisor to JD.Com, Inc. (NASDAQ: JD; HKG: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. He was a member of the board of directors of Bitauto Holdings Limited (NYSE: BITA) from November 2010 to August 2020. Prior to that, Mr. Huang was the chief financial officer of VanceInfo Technologies Inc. (NYSE: VIT) and its successor company, Pactera Technology International Ltd., from July 2006 to September 2013. Mr. Huang served as the co-president of VanceInfo Technologies Inc. from 2011 to 2012 and its chief operating officer from 2008 to

2010. Prior to VanceInfo Technologies Inc., he was the chief financial officer of two other China-based companies in technology and internet sectors between 2004 and 2006. Mr. Huang was an investment banker at Citigroup Global Markets Inc. in New York from 2002 to 2004. He held various positions including audit manager at KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York. Mr. Huang obtained his master’s degree in business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Bonnie Yi Zhang has served as our independent director since November 2020. Ms. Zhang is the chief financial officer of Sina Corporation, a Nasdaq-listed online media company in China. Ms. Zhang has served as independent director of Dada Nexus Limited, a Nasdaq-listed local on-demand retail and delivery platform in China, since June 2020. From March 2014 to March 2015, Ms. Zhang served as the chief financial officer of Weibo Corporation, a Nasdaq-listed social media platform in China and one of Sina Corporation’s subsidiaries. Before joining Weibo, Ms. Zhang was the chief financial officer of AdChina Ltd., an integrated internet advertising platform in China, from May 2011 to February 2014. Prior to that, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies making initial public offerings in the United States and Chinese companies listed in the United States, from October 2007 to April 2011. Ms. Zhang served as a senior manager in the National Office SEC Services group of Deloitte & Touche, LLP from May 2005 to August 2007, where she was responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC with a focus on foreign private issuers. Ms. Zhang received a bachelor’s degree in business administration from McDaniel College. Ms. Zhang is a certified public accountant in the State of Maryland and is a member of the American Institution of Certified Public Accountants.

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Sidney Xuande Huang, Bonnie Yi Zhang and Yuwen Chen. Sidney Xuande Huang is the chairman of our audit committee. We have determined that Sidney Xuande Huang and Bonnie Yi Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the

Exchange Act. We have determined that each of Sidney Xuande Huang and Bonnie Yi Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Bonnie Yi Zhang, Sidney Xuande Huang and Jianhua Lyu. Bonnie Yi Zhang is the chairman of our compensation committee. We have determined that Bonnie Yi Zhang and Sidney Xuande Huang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Bonnie Yi Zhang, Sidney Xuande Huang and Donghao Yang. Bonnie Yi Zhang is the chairman of our nominating and corporate governance committee. Bonnie Yi Zhang and Sidney Xuande Huang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by the affirmative vote of a simple majority of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office unless otherwise agreed between us and the directors. A director may be removed from office by the affirmative vote of two thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may be removed from office by a special resolution). A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated.

Our officers are elected by and serve at the discretion of our board of directors.

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of RMB1.2 million (US$0.2 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

Our shareholders and board of directors adopted the Share Option Plan in September 2018, which was amended and restated respectively in July 2019, March 2020, and September 2020, to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. As of the date of this prospectus, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Share Option Plan is 249,234,508.

The following paragraphs describe the principal terms of the Share Option Plan.

Type of Awards. The Share Option Plan permits the awards of options.

Plan Administration. The chief executive officer and director of the Company, Mr. Jinfeng Huang, was appointed as the administrator of the Share Option Plan. The administrator determines, among others, the employees eligible to receive awards, the number of options to be granted to each eligible employee, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the Share Option Plan are evidenced by a letter of offer delivered by us and a letter of acceptance delivered by the award recipient, which sets forth the terms, conditions and limitations for each award, which may include the term of the award, restrictions on transfer of the award, and the provisions applicable in the event that the grantee’s employment or service terminates.

Eligibility. We may grant awards to our directors, executive officers and employees.

Vesting Schedule. In general, the administrator for the Share Option Plan is authorized under the plan to determine the vesting schedule, which is specified in the relevant letter of offer.

Exercise of Awards. The Share Option Plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant letter of offer. Options that are vested and exercisable shall only be exercised after the initial public offering of our company and will terminate if they are not exercised prior to the time set by the plan administrator at the time of grant. However, the maximum exercisable term is ten years from the date on which any given option is fully vested.

Transfer Restrictions. Awards may not be assigned in any manner by the participant other than in accordance with the exceptions provided in the Share Option Plan.

Termination and Amendment of the Plan. Unless terminated earlier, the Share Option Plan has a term of ten years from September 11, 2020. Our board of directors has the authority to terminate, amend, suspend or modify the Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent or sanction of such number of award recipients as shall together hold options in respect of not less than one half in nominal value of all Class A ordinary shares then subject to the then outstanding options, no alteration may adversely affect the terms of issue of any outstanding award previously granted or agreed to be granted pursuant to the Share Option Plan.

Historically, we granted options to purchase 266,531,399 ordinary shares to our employees, officers and directors. As of the date of this prospectus, a total of 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares resulting from early exercise or modification of options granted to our employees, officers and directors have been issued to and are held by three trusts for the grantees’ benefit. These shares will continue to be subject to satisfaction of the service and IPO conditions set forth in the applicable equity award agreements. The following table summarizes, as of the date of the prospectus, the number of restricted ordinary shares related to the options granted to our officers and directors.

Name	Number of Shares Underlying Options
Jianhua Lyu	*
Donghao Yang	78,435,194
Total	99,791,609

Note:

*	Less than 1% of our total Class A ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially owns 5% or more of our total outstanding shares.

The calculations in the table below are based on 1,466,071,157 Class A ordinary shares and 960,852,606 Class B ordinary shares (inclusive of the 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company as disclosed in “Management—Share Incentive Plan”) outstanding on an as-converted basis as of the date of this prospectus, and 1,701,071,157 Class A ordinary shares and 960,852,606 Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Hillhouse Capital, an affiliate of our existing shareholder, has subscribed for, and has been allocated, 7,619,000 ADSs in this offering. The ordinary shares beneficially owned by Hillhouse Entities after this offering in the table below reflect the purchase of ADSs in this offering by Hillhouse Capital.

	Ordinary Shares Beneficially Owned Prior to This Offering				Ordinary Shares Beneficially Owned After This Offering
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers*:
Jinfeng Huang(1)	5,736,314	666,572,880	27.7%	60.2%	5,736,314	666,572,880	25.3%	63.8%
Yuwen Chen(2)	—	201,982,762	8.3%	18.2%	—	201,982,762	7.6%	19.3%
Jianhua Lyu(3)	—	92,296,964	3.8%	8.3%	—	92,296,964	3.5%	8.8%
Donghao Yang	—	—	—	—	—	—	—	—
Sidney Xuande Huang	—	—	—	—	—	—	—	—
Bonnie Yi Zhang	—	—	—	—
All Directors and Executive Officers as a Group	5,736,314	960,852,606	39.8%	86.8%	5,736,314	960,852,606	36.3%	91.9%

	Ordinary Shares Beneficially Owned Prior to This Offering				Ordinary Shares Beneficially Owned After This Offering
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Principal Shareholders:
Entities affiliated with Jinfeng Huang(1)	5,736,314	666,572,880	27.7%	60.2%	5,736,314	666,572,880	25.3%	63.8%
Maybe Cat Holding Limited(2)	—	201,982,762	8.3%	18.2%	—	201,982,762	7.6%	19.3%
Hillhouse Entities(4)	334,266,734	—	13.8%	3.0%	364,742,734	—	13.7%	1.7%
ZhenFund Entities(5)	254,121,144	—	10.5%	2.3%	254,121,144	—	9.5%	1.2%
Banyan Partners Entities(6)	222,785,737	—	9.2%	2.0%	222,785,737	—	8.4%	1.1%

Notes:

*

The business address of our directors and executive officers is 32-35, 38/F, Poly Midtown Plaza, No.23 East Xuanyue Street, Haizhu District, Guangzhou 510330, Guangdong Province, People’s Republic of China.

†

For each person or group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 2,426,923,763. The total number of ordinary shares outstanding after the completion of this offering will be 2,661,923,763, including 235,000,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

††

For each person or group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is currently entitled to ten votes per share and will be entitled to twenty votes per share immediately prior to the completion of this offering, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. In October 2020, Mr. Jinfeng Huang, Mr. Yuwen Chen and Mr. Jianhua Lyu entered into a voting agreement, wherein they agreed to exercise their voting rights in concert in meetings of the board of directors and general meetings of shareholders until such time as agreed by the parties in writing or decided by Mr. Jinfeng Huang, unless doing so would, among others, result in violation of law or, as to matters transacted at meetings of the board of directors, their respective fiduciary duty.

(1)

Represents 4,850,541 Series Seed preferred shares and 885,773 Series C preferred shares held by Yellow Bee Limited and 666,572,880 Class B ordinary shares held by Slumdunk Holding Limited. Each of Yellow Bee Limited and Slumdunk Holding Limited is incorporated in the British Virgin Islands. Slumdunk Holding Limited owns the sole voting power in Yellow Bee Limited. Slumdunk Holding Limited is wholly owned by Mr. Jinfeng Huang. The business address of Yellow Bee Limited is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola,

VG1110, British Virgin Islands. The business address of Slumdunk Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. All the preferred shares held by Yellow Bee Limited will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering.
(2)

Represents 201,982,762 Class B ordinary shares held by Maybe Cat Holding Limited. Maybe Cat Holding Limited is incorporated in the in the British Virgin Islands and is wholly owned by Mr. Yuwen Chen. The business address of Maybe Cat Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)

Represents 92,296,964 Class B ordinary shares held by Icecrystou Holding Limited. Icecrystou Holding Limited is incorporated in the British Virgin Islands and is owned by Mr. Jianhua Lyu. The business address of Icecrystou Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents 46,693,479 Series Seed preferred shares, 125,952,253 Series C preferred shares and 6,654,926 Series D preferred shares held by HH PDI Holdings Limited, 85,351,118 Series B-3 preferred shares and 52,590,083 Series B-3+ preferred shares held by HH SPR-XIII Holdings Limited, 12,659,136 Series E preferred shares held by HH SUM XXXIVV Holdings Limited and 4,365,739 Series E preferred shares held by HH SUM XXXVIII Holdings Limited. Each of HH PDI Holdings Limited, HH SPR-XIII Holdings Limited and HH SUM XXXVIII Holdings Limited is incorporated in the Cayman Islands and is wholly owned by Hillhouse Fund IV, L.P. HH SUM XXXIVV Holdings Limited is a Cayman Islands company wholly owned by HH SUM PD Investment, L.P. Hillhouse Capital Management, Ltd. acts as the sole management company of Hillhouse Fund IV, L.P., and the sole general partner of HH SUM PD Investment, L.P. is HH SUM PD GP, Ltd. Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital Management, Ltd. and HH SUM PD GP, Ltd. Mr. Lei Zhang disclaims beneficial ownership of all of the shares held by Hillhouse Fund IV, L.P. and HH SUM PD Investment, L.P., except to the extent of his pecuniary interest therein. After this offering, the beneficial ownership also includes 30,476,000 Class A ordinary shares represented by 7,619,000 ADSs, which an affiliate of the Hillhouse Entities has subscribed for in this offering at the initial public price and on the same terms as the other ADSs being offered. The business address of each of HH PDI Holdings Limited, HH SPR-XIII Holdings Limited, HH SUM XXXIVV Holdings Limited and HH SUM XXXVIII Holdings Limited is 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands. All the preferred shares held by HH PDI Holdings Limited, HH SPR-XIII Holdings Limited, HH SUM XXXIVV Holdings Limited and HH SUM XXXVIII Holdings Limited will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering.

(5)

Represents 101,620,422 Series Seed preferred shares, 66,667,000 Series A-1 preferred shares, 38,677,000 Series A-2 preferred shares and 15,267,179 Series B-2 preferred shares held by Zhen Partners Fund IV, L.P. and 31,889,543 Series C preferred shares held by Zhen Fund COV LLC. Each of Zhen Partners Fund IV, L.P. and Zhen Fund COV LLC is incorporated in the Cayman Islands. The manager of Zhen Fund COV LLC is Zhen Advisors Ltd., which is wholly owned by Zhen International Ltd. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. The settlor of The Best Belief Family Trust is Mr. Xiaoping Xu and the beneficiaries of The Best Belief Family Trust are Mr. Xiaoping Xu and his family. The business address of ZhenFund Entities is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. All the preferred shares held by ZhenFund Entities will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering.

(6)	Represents 12,328,247 Series B-1 preferred shares, 118,059,186 Series B-2 preferred shares, 29,312,505 Series B-3+ preferred shares, 29,191,143 Series C preferred shares and 1,141,125

Series D preferred shares held by Banyan Partners Fund III, L.P. and 2,175,573 Series B-1 preferred shares, 20,833,974 Series B-2 preferred shares, 5,172,795 Series B-3+ preferred shares, 4,369,814 Series C preferred shares and 201,375 Series D preferred shares held by Banyan Partners Fund III-A, L.P. Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are incorporated in the Cayman Islands and Banyan Partners III Ltd. is their general partner. Each of Zhen Zhang, Bin Yue and Xiang Gao beneficially owns 33.4%, 33.3% and 33.3% of the equity interests of Banyan Partners III Ltd., respectively. The business address of both Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands. All the preferred shares held by Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, we have 28,789,051 Series C preferred shares and 821,895 Series D preferred shares held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIE and its Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Shanghai Minglei

Our transactions with Shanghai Minglei Trading Co., Ltd., or Shanghai Minglei, our equity investee over which we have significant influence and our supplier, included purchase of raw materials, packing materials and finished goods, amounting to RMB67 thousand, RMB389 thousand (US$57.3 thousand) and RMB389 thousand for the year ended December 31, 2018 and 2019 and the nine months ended September 30, 2019, respectively.

Transactions with Guangzhou Intelligent

Our transactions with Guangzhou Intelligent Logistics Technology Co., Ltd, or Guangzhou Intelligent, our equity investee over which we have significant influence and our logistics service provider, included purchase of services, amounting to nil and RMB10.8 million (US$1.6 million) for the nine months ended September 30, 2019 and 2020, respectively. As of September 30, 2020, we had RMB6.8 million (US$1.0 million) due to Guangzhou Intelligent, which mainly represents storage and transportation service purchase payable.

Transaction with Yatsen Biological Technology

As of September 30, 2020, we had RMB1.3 million (US$0.2 million) due from Yatsen Biological Technology (Guangzhou) Co., Ltd, or Yatsen Biological Technology, an entity established jointly by us and Cosmax for purposes of establishing a manufacturing hub in Guangzhou and over which we have significant influence, which mainly represents advance payment for daily administration and operation.

Transactions with Our Founders

As of September 30, 2020, we had RMB179.1 million (US$26.4 million) of amounts due to our founders, which mainly represent ordinary share repurchase consideration payable. As of the date of this prospectus, the balance has been settled.

As of December 31, 2018, we had RMB6.2 million due to our founders resulting from our repurchase of certain shares in our share capital beneficially owned by them, which was settled in 2019.

As of December 31, 2018, we had RMB67.9 million due from a founder, representing the advance we made to such founder for business operation purposes. The founder has fully repaid the loan in two installments in 2019 and 2020, respectively.

Transactions with Our Shareholders

As of September 30, 2020, we had RMB349.0 million (US$51.4 million) of amounts due from shareholders, which mainly represent outstanding proceeds from certain preferred shareholders when we issued preferred shares. As of the date of this prospectus, the balance has been settled in cash.

As of December 31, 2018, we had RMB20.0 million due from one of our shareholders, mainly because we repaid capital in China of RMB20.0 million to the shareholder who subscribed the same amount from our company in 2018 for reorganization purposes. As of December 31, 2019, the balance had been settled.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000, divided into 5,000,000,000 shares, par value of US$0.00001 each, comprising of 2,737,958,194 Class A ordinary shares, 960,852,606 Class B ordinary shares, 260,210,920 Series Seed preferred shares, 66,667,000 Series A-1 preferred shares, 131,987,050 Series A-2 preferred shares, 14,503,820 Series B-1 preferred shares, 171,289,239 Series B-2 preferred shares, 85,351,118 Series B-3 preferred shares, 87,075,383 Series B-3+ preferred shares, 273,340,565 Series C preferred shares, 66,432,971 Series D preferred shares, and 144,331,134 Series E preferred shares.

As of the date of this prospectus, 164,881,957 Class A ordinary shares, 960,852,606 Class B ordinary shares, 260,210,920 Series Seed preferred shares, 66,667,000 Series A-1 preferred shares, 131,987,050 Series A-2 preferred shares, 14,503,820 Series B-1 preferred shares, 171,289,239 Series B-2 preferred shares, 85,351,118 Series B-3 preferred shares, 87,075,383 Series B-3+ preferred shares, 273,340,565 Series C preferred shares, 66,432,971 Series D preferred shares, and 144,331,134 Series E preferred shares are issued and outstanding. The 149,363,572 restricted Class A ordinary shares and 21,356,415 restricted Class B ordinary shares held under the trusts for the benefit of certain employees, directors and officers of our company as disclosed in “Management—Share Incentive Plan” are included in calculating the number of outstanding Class A ordinary shares and Class B ordinary shares. All of our issued and outstanding shares are fully paid.

Immediately upon the completion of this offering, our authorized share capital will be changed into US$100,000 divided into 10,000,000,000 shares comprising 6,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 960,852,606 Class B ordinary shares of a par value of US$0.00001, and (iii) 3,039,147,394 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares and Class A ordinary shares will be converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, and the 960,852,606 Class B ordinary shares beneficially owned by Mr. Jinfeng Huang, Mr. Yuwen Chen and Mr. Jianhua Lyu will be converted into and re-designated as Class B ordinary shares. Following such conversion and re-designation, we will have 1,701,071,157 Class A ordinary shares issued and outstanding and 960,852,606 Class B ordinary shares issued and outstanding immediately following the completion of this offering, assuming the underwriters do not exercise the over-allotment option to purchase additional ADSs.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have conditionally adopted the ninth amended and restated memorandum and articles of association, which will become effective and replace our current eighth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity other than such person or entity’s affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an affiliate of the registered holder of such Class B ordinary shares, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy. In respect to all matters subject to a shareholders’ vote, each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to twenty votes, voting together as one class.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the New York Stock Exchange, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of at least two-thirds of the holders of the issued shares of that class or series or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities shall be deemed to have notice of and consented to the provisions of our post-offering memorandum and articles of association. See “Risk Factors—Risks Relating to Our ADSs and This Offering—Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90.0% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by the affirmative vote of two-thirds of the directors then in office or by an ordinary resolution of our shareholders, in each case subject to certain exceptions. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On September 6, 2016, we issued (i) 1 ordinary share to Maricorp Services Ltd., which was immediately transferred to Mangrove Bay Investment Management Co. Ltd, (ii) 249,999,999 ordinary shares to Mangrove Bay Investment Management Co. Ltd, and (iii) 156,250,000 ordinary shares to Yat-sen Partners L.P.

On September 5, 2018, we repurchased and canceled 250,000,000 ordinary shares issued to Mangrove Bay Investment Management Co. Ltd and 156,250,000 ordinary shares from Yat-sen Partners L.P. at par value of US$0.00001 each. On the same day, we issued 773,926,180 ordinary shares to Slumdunk Holding Limited, Maybe Cat Holding Limited and Icecrystou Holding Limited at par value of US$0.00001 each.

On February 25, 2019, we repurchased 9,483,458 ordinary shares issued to Icecrystou Holding Limited.

On July 26, 2019, we (i) repurchased 7,713,574 ordinary shares issued to Maybe Cat Holding Limited, (ii) re-designated the rest of the outstanding ordinary shares as 756,729,148 Class B ordinary shares and 3,130,264,924 Class A ordinary shares, and (iii) issued 73,915,560 Class B ordinary shares to Slumdunk Holding Limited, 23,091,742 Class B ordinary shares to Maybe Cat Holding Limited, and 60,838,747 Class B ordinary shares to Icecrystou Holding Limited at par value of US$0.00001 each.

On January 10, 2020, we repurchased 10,739,997 Class B ordinary shares from Icecrystou Holding Limited.

On April 27, 2020, we repurchased 30,279,254 Class B ordinary shares issued to Slumdunk Holding Limited.

On July 29, 2020, we repurchased (i) 10,739,997 Class B ordinary shares issued to Maybe Cat Holding Limited and (ii) 10,739,997 Class B ordinary shares issued to Slumdunk Holding Limited.

On August 31, 2020, we issued (i) 50,178,920 Class A ordinary shares to Allinbeauty Limited, (ii) 99,184,652 Class A ordinary shares to DSbeauty Limited, and (iii) 21,356,415 Class B ordinary shares to Icecrystou Holding Limited.

On September 11, 2020, we issued (i) 15,518,385 Class A ordinary shares to Yo Show Limited Partnership, (ii) 66,072,571 Class B ordinary shares to Slumdunk Holding Limited, (iii) 20,021,097 Class B ordinary shares to Maybe Cat Holding Limited, and (iv) 7,659,571 Class B ordinary shares to Icecrystou Holding Limited. On the same day, we repurchased 6,333,000 Class B ordinary shares previously issued to Icecrystou Holding Limited.

Preferred Shares

On September 5, 2018, we issued (i) 200,000,000 Series Seed preferred shares to Zhen Partners Fund IV, L.P., (ii) 66,667,000 Series A-1 Preferred Shares to Zhen Partners Fund IV, L.P., (iii) 183,715,000 Series A-2 preferred shares to Zhen Partners Fund IV, L.P. and United Aspect Limited, (iv) 14,503,820 Series B-1 preferred shares to Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P., and (v) 171,289,239 Series B-2 preferred shares to Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Zhen Partners Fund IV, L.P. and United Aspect Limited.

On October 22, 2018, we issued 85,351,118 Series B-3 preferred shares to HH SPR-XIII Holdings Limited.

On February 25, 2019, we repurchased 8,621,325 Series Seed preferred shares issued to Zhen Partners Fund IV, L.P. and 51,727,950 Series A-2 preferred shares issued to United Aspect Limited. On the same day, we issued 87,075,383 Series B-3+ preferred shares to Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and HH SPR-XIII Holdings Limited.

On July 26, 2019, we issued 206,907,594 Series C preferred shares to HH PDI Holdings Limited, CMC Pandora Holdings Limited, Zhen Fund COV LLC, VMG Partners IV, L.P., VMG Partners Mentors Circle IV, L.P., Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and Yellow Bee Limited.

On January 10, 2020, we repurchased 42,959,988 Series Seed preferred shares issued to Zhen Partners Fund IV, L.P., and 15,035,996 Series A-2 preferred shares issued to United Aspect Limited.

On March 25, 2020, we issued (i) 53,699,985 Series Seed preferred shares to Internet Fund V Pte. Ltd., Passion Marbles Limited, Green Earth Company Limited and CMC Pandora Holdings Limited, (ii)15,035,996 Series A-2 preferred shares to Internet Fund V Pte. Ltd., Passion Marbles Limited, Green Earth Company Limited and CMC Pandora Holdings Limited, and (iii) 66,432,971 Series D preferred shares to Internet Fund V Pte. Ltd., HH PDI Holdings Limited, LFC Investment Hong Kong Limited, Passion Marbles Limited, Green Earth Company Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., VMG Partners IV, L.P. and VMG Partners Mentors Circle IV, L.P.

On April 27, 2020, we repurchased 21,479,994 Series Seed preferred shares issued to Zhen Partners Fund IV, L.P., and 27,923,992 Series A-2 preferred shares issued to United Aspect Limited. On the same day, we issued (i) 51,759,248 Series Seed preferred shares to HH PDI Holdings Limited, LFC Investment Hong Kong Limited and Yellow Bee Limited, (ii) 27,923,992 Series A-2 preferred shares to Passion Marbles Limited, and (iii) an aggregate of 26,573,188 Series C preferred shares to HH PDI Holdings Limited, CMC Pandora Holdings Limited, VMG Partners IV, L.P., VMG Partners Mentors Circle IV, L.P., Banyan Partners Fund III, L.P., and Banyan Partners Fund III-A, L.P. upon exercise of warrants held by them.

On July 29, 2020, we issued 21,479,994 Series Seed preferred shares to Passion Marbles Limited.

On September 11, 2020, we repurchased 25,318,271 Series Seed preferred shares previously issued to Zhen Partners Fund IV, L.P. On the same day, we issued (i) 2,871,833 Series Seed preferred shares to Internet Fund V Pte. Ltd., (ii) 656,779 Series Seed preferred shares to Passion Marbles Limited, (iii) 172,948 Series Seed preferred shares to Green Earth Company Limited, (iv) 667,192 Series Seed preferred shares to CMC Pandora Holdings Limited, (v) 3,733,491 Series Seed preferred shares to HH PDI Holdings Limited, (vi) 574,366 Series Seed preferred shares to LFC Investment Hong Kong Limited, (vii) 8,041,132 Series Seed preferred shares to CGI IX Investments, (viii) 8,041,132 Series Seed preferred shares to Bowenite Gem Investments Ltd, (ix) 4,020,565 Series Seed preferred shares to Loyal Valley Capital Advantage Fund II LP, (x) 1,148,733 Series Seed preferred shares to LVC Beauty LP, (xi) 574,367 Series Seed preferred shares to Golden Valley Global Limited, (xii) 1,148,733 Series Seed preferred shares to United Strength York Limited, (xiii) 31,002,054 Series C preferred shares to HH PDI Holdings Limited, (xiv) 4,428,865 Series C preferred shares to Banyan Partners Fund III, L.P., (xv) 2,214,432 Series C preferred shares to Yellow Bee Limited, (xvi) 2,214,432 Series C preferred shares to Green Earth Company Limited, (xvii) 36,667,900 Series E preferred shares to CGI IX Investments, (xviii) 36,667,900 Series E preferred shares to Bowenite Gem Investments Ltd., (xix) 18,333,950 Series E preferred shares to Loyal Valley Capital Advantage Fund II LP, (xx) 5,238,271 Series E preferred shares to LVC Beauty LP, (xxi) 2,619,136 Series E preferred shares to Golden Valley Global Limited, (xxii) 12,659,136 Series E preferred shares to HH SUM XXXIVV Holdings Limited, (xxiii) 4,365,739 Series E preferred shares to HH SUM XXXVIII Holdings Limited, (xxiv) 13,095,678 Series E preferred shares to Internet Fund V Pte. Ltd., (xxv) 5,238,271 Series E preferred shares to United Strength York Limited, (xxvi) 3,042,427 Series E preferred shares to CMC Pandora Holdings Limited, (xxvii) 2,994,940 Series E preferred shares to Passion Marbles Limited, (xxviii) 788,650 Series E preferred shares to Green Earth Company Limited, and (xxix) 2,619,136 Series E preferred shares to LFC Investment Hong Kong Limited.

Convertible Notes

On January 22, 2020, we issued a convertible promissory note with an aggregated principal amount of US$10,000,000 bearing simple interest at a rate of 6% per annum to Internet Fund V PTE. LTD. On March 25, 2020, the entire principal amount of the convertible promissory note was converted into Series D preferred shares, with all the interest accrued waived by the note holder pursuant to the terms of the note.

Options and Warrants

On April 27, 2020, we issued warrants to (i) HH PDI Holdings Limited to purchase 17,715,459 Series C preferred shares, (ii) CMC Pandora Holdings Limited to purchase 4,428,865 Series C preferred shares, (iii) VMG Partners IV, L.P. to purchase 2,158,407 Series C preferred shares, (iv) VMG Partners Mentors Circle IV, L.P. to purchase 56,025 Series C preferred shares, (v) Banyan Partners Fund III, L.P. to purchase 1,882,267 Series C preferred shares, and (vi) Banyan Partners Fund III-A, L.P. to purchase 332,165 Series C preferred shares. As of the date of this prospectus, all of these warrants have been exercised in full.

On September 11, 2020, we issued warrants to (i) HH PDI Holdings Limited to purchase 31,002,054 Series C preferred shares, (ii) Banyan Partners Fund III, L.P. to purchase 4,428,865 Series C preferred shares, (iii) Yellow Bee Limited to purchase 2,214,432 Series C preferred shares, and (iv) Green Earth Company Limited to purchase 2,214,432 Series C preferred shares. As of the date of this prospectus, all of these warrants have been exercised in full.

We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into our seventh amended and restated shareholders agreement on September 11, 2020 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including information rights, right of participation, right of first refusal and co-sale rights and drag-along rights, and contains provisions governing our board of directors and other corporate governance matters. Certain special rights will automatically terminate upon the completion of this offering.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) the fourth anniversary of September 11, 2020 or (ii) the closing of this offering, holders of at least 30% of the registrable securities then outstanding may request in writing that we effect a registration of all registrable securities that the holders request to be registered and included in such registration by written notice. We are not obligated to effect a demand registration, however, if we have, within six months preceding the date of such request, already effected a demand registration or a Form F-3 registration, or a piggyback registration in which the current initiating holders could participate and, in case they participated, none of their registrable securities were excluded. We also have a right to defer filing of a registration statement for the period of not more than 90 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of a registration at such time will be materially detrimental to us and our shareholders. However, we cannot exercise the deferral right more than once during any 12-month period and cannot register any other securities during such period. In addition, we are not obligated to effect more than two demand registrations. Further, if the registrable securities are offered by means of an underwritten offering and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 75% of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded.

Registration on Form F-3. Holders of at least 30% of the registrable securities then outstanding have the right to request that we effect registration statements on Form F-3. We, however, are not obligated to effect such registration if, among other things, (i) Form F-3 is not available for such offering by the holders of registrable securities, (ii) the aggregate price of such offering is less than US$1.0 million, and (iii) we have, within the 12-month period preceding the date of such request for Form F-3 registration, effected two registrations in which none of the current initiating holders’ registrable securities were excluded. We have the right to defer filing of a Form F-3 registration statement for a period of not more than 60 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of such registration at such time will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than relating to any employee benefit plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first to us and second to each of the holders requesting the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder and third, to holders of other securities of our company, provided that (i) in no event may any registrable securities be excluded from such offering unless all other securities are first excluded, and (ii) in no event may the amount of the holders’ registrable securities included in such registration be reduced below 25% of the aggregate number of registrable securities requested to be included in such offering.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or Form F-3 registration, except each holder that exercised its demand, Form F-3 or piggyback registration rights will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers. We are also not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

Termination of Obligations. We have no obligation to effect any demand, Form F-3 or piggyback registration on the fifth anniversary of the date of completion of this offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of four Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “—Jurisdiction and Arbitration.”

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

•

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received by the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction).

Jury Trial Waiver

The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 58,750,000 ADSs outstanding, representing approximately 8.8% of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs. The ADSs have been approved for listing on the New York Stock Exchange, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, our directors and executive officers and our existing shareholders have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed and subject to certain other exceptions), without the prior written consent of the representatives of the underwriters. Our executive officers and employees who are beneficial owners of our ordinary shares or have options to purchase our ordinary shares have also covenanted with us that, during a three-year period from the consummation of this offering, they will not sell, transfer or otherwise dispose of any ordinary shares except for the Class A ordinary shares to be held by Yellow Bee Limited following the completion of this offering. We have agreed to instruct Deutsche Bank Trust Company Americas as depositary, not to accept any deposit of any ordinary shares for the purpose of issuance of ADSs for a period of 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise with the prior written consent of the representatives on behalf of the underwriters.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 26,619,238 ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the New York Stock Exchange, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Zhong Lun Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Yatsen Holding Limited is not a PRC resident enterprise for PRC tax purposes. Yatsen Holding Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Yatsen Holding Limited meets all of the conditions above. Yatsen Holding Limited is a company incorporated outside of the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Yatsen Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Yatsen Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Yatsen Holding Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Yatsen Holding Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code.” This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including the expected proceeds from this offering, and projections as to the market price of our ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for U.S. federal income tax purpose, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on our ADSs or Class A ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty, or the “Treaty,” (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the New York Stock Exchange will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rate of taxation described above in this paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as PRC source income, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•

the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest income tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs, but not our Class A ordinary shares, are treated as marketable stock, provided that they are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder who made a mark-to-market election with respect to our ADSs may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSS AND ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for which Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C. and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC	22,912,500
Goldman Sachs (Asia) L.L.C.	22,912,500
China International Capital Corporation Hong Kong Securities Limited	7,050,000
Tiger Brokers (NZ) Limited	2,937,500
China Renaissance Securities (Hong Kong) Limited	1,762,500
Futu Inc.	1,175,000

Total:	58,750,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives”, respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$0.3465 per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to 8,812,500 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

A number of investors, including certain existing shareholders and their affiliates and third-party investors, have subscribed for, and have been allocated by the underwriters, an aggregate of 21,524,000 ADSs in this offering, including (i) 7,619,000 ADSs to Hillhouse Capital, (ii) 5,714,000 ADSs to Tiger Global, (iii) 4,761,000 ADSs to Tencent, and (iv) 2,480,000 ADSs and 950,000 ADSs to

two entities affiliated with Yunfeng Financial Group, respectively. The subscriptions for ADSs are at the initial public offering price and on the same terms as the other ADSs being offered in this offering. The number of ADSs subscribed by these investors represents in the aggregate approximately 36.6% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by such investors as they will on any other ADSs sold to the public in this offering.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 8,812,500 ADSs.

	Per ADS		Total No Exercise		Full Exercise
Public offering price	US$	10.50	US$	616,875,000	US$	709,406,250
Underwriting discounts and commissions to be paid by us:	US$	0.5775	US$	33,928,125	US$	39,017,344
Proceeds, before expenses, to us	US$	9.9225	US$	582,946,875	US$	670,388,906

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$5.9 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc.

The ADSs have been approved for listing on the New York Stock Exchange under the trading symbol “YSG.”

We, our directors and executive officers, and our existing shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into a transaction that would have the same effect;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraph are subject to certain exceptions.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

Our executive officers and employees who are beneficial owners of our ordinary shares or have options to purchase our ordinary shares have also covenanted with us that, during a three-year period from the consummation of this offering, they will not sell, transfer or otherwise dispose of any ordinary shares except for the Class A ordinary shares to be held by Yellow Bee Limited following the completion of this offering.

We have agreed to instruct Deutsche Bank Trust Company Americas as depositary, not to accept any deposit of any ordinary shares for the purpose of issuance of ADSs for a period of 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise with the prior written consent of the representatives on behalf of the underwriters.

In order to facilitate the offering of the ADSs, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters can close out a covered short position by exercising the over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out a covered short position, the underwriters will consider, among other things, the open market price of ADSs as compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.

These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering.

This document:

(a)	does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the “Corporations Act”);

(b)

has not been, and will not be, lodged with the Australian Securities & Investments Commission, as a disclosure document for the purposes of Corporations Act and does not purport to include the information required of a prospectus, product disclosure document or other disclosure document for the purposes of the Corporations Act; and

(c)

may only be provided in Australia to select investors, or the Exempt Investor, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Any person acquiring securities must observe such Australian on-sale restrictions. This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold in Canada only to purchasers in the provinces of Ontario, Quebec, Alberta and British Columbia purchasing, or deemed to be purchasing on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to the underwriters and the dealers from whom the purchase confirmation is received that:

(a)

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

(b)	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

(c)	where required by law, the purchaser is purchasing as principal and not as agent, and

(d)	the purchaser has reviewed the text above under Resale Restrictions.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Canadian purchasers are hereby notified that the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the Markets Rules 2012 of the Dubai Financial Services Authority, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures

Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan. Accordingly, none of the ADSs nor any interests therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Kingdom of Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the board of the Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a “sophisticated investor”, as set out in the prospectus.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of the Company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Mexico

None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisi6n Nacional Bancaria y de Valores) (“CNBV”) of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (together, the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals , each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

State of Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document, any other offering or marketing material relating to the securities does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority or be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	77,396
FINRA Filing Fee		106,911
Stock Exchange Market Entry and Listing Fee		295,000
Printing and Engraving Expenses		100,000
Legal Fees and Expenses		2,286,000
Accounting Fees and Expenses		1,300,000
Miscellaneous		1,764,000

Total	US$	5,929,307

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of our Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by Fangda Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

YATSEN HOLDING LIMITED

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2019 and September 30, 2020	F-62
Unaudited Interim Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2019 and 2020	F-66
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) for the Nine Months Ended September 30, 2019 and 2020	F-67
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Nine Months Ended September 30, 2019 and 2020	F-68
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2019 and 2020	F-69
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-70

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yatsen Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yatsen Holding Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2(b) to the consolidated financial statements, the Company has restated its 2019 and 2018 financial statements to correct errors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

August 18, 2020, except for the effects of the restatement discussed in Note 2(b) to the consolidated financial statements, as to which the date is September 25, 2020

We have served as the Company’s auditor since 2019.

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				(Note 2(f))
Assets
Current assets
Cash and cash equivalents	4	25,062	676,579	99,649
Short-term investment	5	—	10,000	1,473
Accounts receivable	6	64,748	265,302	39,075
Inventories, net	7	87,494	504,049	74,238
Prepayments and other current assets	8	22,756	115,231	16,972
Amounts due from related parties	22	87,898	664	98

Total current assets		287,958	1,571,825	231,505

Non-current assets
Equity method investment	9	3,000	—	—
Property and equipment, net	10	3,810	109,410	16,114
Goodwill	11	—	20,596	3,033
Intangible assets, net	12	1,114	10,028	1,477
Deferred tax assets	17	646	4,233	623
Right-of-use assets, net	15	19,617	263,346	38,787
Other non-current assets	13	12,076	30,879	4,548

Total non-current assets		40,263	438,492	64,582

Total assets		328,221	2,010,317	296,087

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities
Short-term borrowing		2,900	—	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB 19,461 as of December 31, 2019)		90,222	400,542	58,993
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB 3,155 as of December 31, 2019)		1	3,177	468
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Group of RMB 12,120 as of December 31, 2019)	14	77,901	191,065	28,141
Amounts due to related parties	22	6,194	—	—
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of 7,290 as of December 31, 2019)		1,718	74,644	10,994
Lease liabilities due within one year	15	8,329	93,915	13,832

Total current liabilities		187,265	763,343	112,428
Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of 1,742 as of December 31, 2019)	17	—	1,742	257
Lease liabilities	15	11,544	171,045	25,192

Total liabilities		198,809	936,130	137,877

Commitments and contingencies	24
Mezzanine equity
Series Seed convertible redeemable preferred shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares (collectively, the “Junior Preferred Shares”) (US$ 0.00001 par value; 450,382,000 shares and 390,032,725 shares authorized, issued and outstanding as of December 31, 2018 and 2019; redemption value of RMB 44,823 and RMB 40,492 as of December 31, 2018 and 2019, respectively; nil shares (unaudited) outstanding on a pro forma basis as of December 31,2019)		53,209	46,714	6,880
Series B-1 and B-2 Preferred Shares (US$ 0.00001 par value; 185,793,059 shares and 185,793,059 shares authorized, issued and outstanding as of December 31, 2018 and 2019; redemption value of RMB 85,776 and RMB 95,907 as of December 31, 2018 and 2019, respectively; nil shares (unaudited) outstanding on a pro forma basis as of December 31,2019)		85,319	93,944	13,836

YATSEN HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				(Note 2(f))
Series B-3 Preferred Shares (US$ 0.00001 par value; 85,351,118 shares and 85,351,118 shares authorized, issued and outstanding as of December 31, 2018 and 2019; redemption value of RMB 48,929 and RMB 54,708 as of December 31, 2018 and 2019, respectively; nil shares (unaudited) outstanding on a pro forma basis as of December 31,2019)		49,359	54,279	7,994
Series B-3+ Preferred Shares (US$ 0.00001 par value; nil shares and 87,075,383 shares authorized, issued and outstanding as of December 31, 2018 and 2019; redemption value of nil and RMB 114,571 as of December 31, 2018 and 2019, respectively; nil shares (unaudited) outstanding on a pro forma basis as of December 31, 2019)		—	110,500	16,275
Series C Preferred Shares (US$ 0.00001 par value; nil shares and 206,907,594 shares authorized, issued and outstanding as of December 31, 2018 and 2019; redemption value of nil and RMB 835,972 as of December 31, 2018 and 2019, respectively; nil shares (unaudited) outstanding on a pro forma basis as of December 31, 2019)		—	824,550	121,443

Total mezzanine equity		187,887	1,129,987	166,428

Shareholders’ equity (deficit)
Ordinary shares (US$0.00001 par value; 4,278,473,823 shares and 4,044,840,121 shares authorized, 773,926,180 shares and 914,575,197 shares issued, 379,711,180 and 567,335,222 shares outstanding as of December 31, 2018 and 2019, respectively; 1,869,735,076 shares (unaudited) outstanding on a pro forma basis as of December 31, 2019), including:		47	56	8

Class A Ordinary shares (US$0.00001 par value; nil and 3,130,264,924 shares authorized, nil shares issued and outstanding as of December 31, 2018 and 2019, respectively; 955,159,879 shares (unaudited) outstanding on a pro forma basis as of December 31, 2019)

Class B Ordinary shares (US$0.00001 par value, nil and 914,575,197 shares authorized, nil and 914,575,197 shares issued, nil and 567,335,222 shares outstanding as of December 31, 2018 and 2019, respectively; 914,575,197 shares (unaudited) outstanding on a pro forma basis as of December 31, 2019)

Treasury shares		(23)	(20)	(3)
Additional paid-in capital		873	—	—
Statutory reserve		—	19,322	2,846
Retained earnings (Accumulated deficit)		(59,982)	(89,590)	(13,195)
Accumulated other comprehensive income (loss)		610	14,432	2,126

Shareholders’ equity (deficit)		(58,475)	(55,800)	(8,218)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)		328,221	2,010,317	296,087

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

		Year ended December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				(Note 2(f))
Total net revenues	16	635,316	3,031,167	446,443
Total cost of revenues		(232,073)	(1,103,509)	(162,529)

Gross profit		403,243	1,927,658	283,914

Operating expenses:
Fulfilment expenses		(81,270)	(300,122)	(44,203)
Selling and marketing expenses		(309,331)	(1,251,270)	(184,292)
General and administrative expenses		(43,315)	(209,326)	(30,830)
Research and development expenses		(2,641)	(23,179)	(3,414)

Total operating expenses		(436,557)	(1,783,897)	(262,739)

Income (loss) from operations		(33,314)	143,761	21,175
Financial (expenses) income		(214)	5,320	784
Foreign currency exchange losses		(433)	(62)	(9)
Other non-operating expenses		(139)	(1,684)	(248)
Fair value loss on a forward liability	19	(2,014)	—	—

Income (loss) before income tax expenses		(36,114)	147,335	21,702
Income tax expenses	17	(4,010)	(71,976)	(10,601)

Net income (loss)		(40,124)	75,359	11,101
Accretion to Preferred Shares		(3,465)	(59,200)	(8,719)
Deemed dividends due to modification of Preferred Shares		(3,521)	(61,239)	(9,020)

Net income (loss) attributable to ordinary shareholders of Yatsen Holding Limited (the “Company”)		(47,110)	(45,080)	(6,638)

Net income (loss) per share attributable to ordinary shareholders of the Company:
Net income (loss) per ordinary share-basic	21	(0.17)	(0.10)	(0.01)
Net income (loss) per ordinary share-diluted	21	(0.17)	(0.10)	(0.01)
Weighted average number of ordinary shares used in computing net income (loss) per share
Ordinary shares—basic	21	271,261,594	450,499,736	450,499,736
Ordinary shares—diluted	21	271,261,594	450,499,736	450,499,736

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note 2(f))
	(As Restated)	(As Restated)	(As Restated)
Net income (loss)	(40,124)	75,359	11,101
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax	240	13,822	2,036

Total comprehensive income (loss)	(39,884)	89,181	13,137

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory Reserve	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	788,430,000	48	(591,322,500)	(35)	—	—	(19,858)	370	(19,475)
Vesting of Founders’ Restricted Shares	—	—	197,107,500	12	9,781	—	—	—	9,793
Repurchases of Ordinary Shares	(14,503,820)	(1)	—	—	(6,160)	—	—	—	(6,161)
Deemed share-based compensation related to repurchases of Ordinary Shares	—	—	—	—	4,238	—	—	—	4,238
Accretion on Preferred Shares to redemption value	—	—	—	—	(3,465)	—	—	—	(3,465)
Deemed dividend due to modification of Preferred Shares	—	—	—	—	(3,521)	—	—	—	(3,521)
Net income (loss)	—	—	—	—	—	—	(40,124)	—	(40,124)
Foreign currency translation adjustment	—	—	—	—	—	—	—	240	240

Balance as of December 31, 2018	773,926,180	47	(394,215,000)	(23)	873	—	(59,982)	610	(58,475)
Issuances of Restricted Shares to Founders	157,846,049	10	(157,846,049)	(10)	—	—	—	—	—
Vesting of Founders’ Restricted Shares	—	—	204,821,074	13	50,824	—	—	—	50,837
Repurchases of Ordinary Shares	(17,197,032)	(1)	—	—	(41,061)	—	—	—	(41,062)
Deemed share-based compensation related to repurchases of Ordinary Shares	—	—	—	—	24,158	—	—	—	24,158
Accretion on Preferred Shares to redemption value	—	—	—	—	—	—	(59,200)	—	(59,200)
Deemed dividend due to modification of Preferred Shares	—	—	—	—	(34,794)	—	(26,445)	—	(61,239)
Appropriation to statutory reserve	—	—	—	—	—	19,322	(19,322)	—	—
Net income (loss)	—	—	—	—	—	—	75,359	—	75,359
Foreign currency translation adjustment	—	—	—	—	—	—	—	13,822	13,822

Balance as of December 31, 2019	914,575,197	56	(347,239,975)	(20)	—	19,322	(89,590)	14,432	(55,800)

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note 2(f))
Cash Flows from Operating Activities
Net income (loss)	(40,124)	75,359	11,101
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	389	13,010	1,916
Amortization of intangible assets	113	907	134
Share-based compensation	14,031	74,995	11,046
Amortization of right-of-use assets	3,615	53,752	7,917
Fair value loss on a forward liability	2,014	—	—
Inventory provision	2,526	1,018	150
Deferred income tax expenses (benefits)	2,292	(3,695)	(544)
Loss on disposal of property and equipment	143	747	110
Changes in operating assets and liabilities:
Accounts receivable	(59,929)	(200,554)	(29,538)
Prepayments and other current assets	(2,042)	(89,475)	(13,178)
Inventories	(77,791)	(411,111)	(60,550)
Other non-current assets	(12,056)	(18,803)	(2,769)
Amounts due from related parties	(65,411)	66,692	9,823
Accounts payable	81,204	310,320	45,705
Accrued expenses and other liabilities	55,987	96,951	14,278
Advances from customers	(299)	3,176	468
Income tax payables	2,490	72,926	10,741
Lease liabilities	(3,359)	(52,394)	(7,718)

Net Cash used in Operating Activities	(96,207)	(6,179)	(908)

Cash Flows from Investing Activities
Purchases of intangible assets	(1,049)	(2,421)	(357)
Purchases of property and equipment	(3,828)	(106,339)	(15,662)
Purchases of short-term investments	—	(70,000)	(10,310)
Sales of short-term investments	—	60,000	8,837
Acquisition of businesses, net of cash and cash equivalents acquired	—	(29,412)	(4,332)
Cash paid for an equity method investment	(3,000)	—	—

Net Cash used in Investing Activities	(7,877)	(148,172)	(21,824)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	45,001	14,417	2,123
Repayments for short-term borrowings	(42,101)	(17,317)	(2,551)
Proceeds from issuance of Preferred Shares, net of issuance costs	140,778	895,686	131,920
Repaid capital to a shareholder to facilitate the Reorganization (Note (22 (b))	(20,000)	—	—
Repayment of a shareholder receivable resulting from Reorganization (Note (22 (b))	—	20,000	2,946
Repurchases of Ordinary Shares	—	(47,255)	(6,960)
Repurchases of Preferred Shares	—	(70,300)	(10,354)

Net Cash provided by Financing Activities	123,678	795,231	117,124

Effect of exchange rate changes on cash and cash equivalents	790	10,637	1,566

Net increase in cash and cash equivalents	20,384	651,517	95,958
Cash and cash equivalents at the beginning of the year	4,678	25,062	3,691

Cash and cash equivalents at the end of the year	25,062	676,579	99,649

Supplemental disclosures of cash flow information
Income taxes paid	—	(2,745)	(404)
Cash paid for interest	(287)	(429)	(63)
Supplemental schedule of non-cash investing and financing activities
Purchases of property and equipment	283	13,017	1,917
Repurchase of Ordinary Shares	6,194	—	—
Disposal of an equity method investment	—	3,000	442
Consideration payable for business combination	—	3,196	471

The accompanying notes are an integral part of these consolidated financial statements.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION

(a) Principal activities

Yatsen Holding Limited (the “Company”, previously known as Mangrove Bay Ecommerce Holding (Cayman)) was incorporated in the Cayman Islands on September 12, 2016. The Company, through its consolidated subsidiaries, VIEs and VIE’s subsidiaries, collectively referred to as the “Group”, is primarily engaged in selling color cosmetics and is a consumer-centric, technology and data-driven beauty platform in the People’s Republic of China (“the PRC”).

As of December 31, 2019, details of the Company’s principal subsidiaries and VIEs were as follows:

	Place of incorporation	Date of incorporation	Percentage of beneficial ownership	Principal activities
Wholly owned subsidiaries:
Guangzhou Yatsen Global Co., Ltd. (“Guangzhou Yatsen”)	PRC	July 29, 2015	100%	Cosmetics Sales
Guangzhou Yatsen Cosmetics Co., Ltd.	PRC	March 24, 2017	100%	Cosmetics Sales
Guangzhou Yiyan Cosmetics Co., Ltd.	PRC	April 15, 2019	100%	Cosmetics Sales

VIEs:
Huizhi Weimei (Guangzhou) Trading Co., Ltd.(“HZ VIE”)	PRC	February 22, 2019	100%	Cosmetics Sales
Aoyan (Shanghai) Cosmetics Trading Co., Ltd.(“Aoyan”)	PRC	June 4, 2019	100%	Cosmetics Sales

Aoyan was acquired through a series of contractual arrangements entered on June 4, 2019 that enabled the Group to control Aoyan and to receive all rewards associated with equity ownership. The Group subsequently entered a series of VIE arrangements described in note 1.(c) to replace the above contract on May 8, 2020. The Group acquired 100% of the equity interest of Aoyan for no consideration on July 17, 2020 and terminated all VIE arrangements for Aoyan.

(b) Reorganization

The Group commenced its business operations in July 2016 through Guangzhou Yatsen, a PRC company.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION  (Continued)

(b) Reorganization  (Continued)

Guangzhou Yatsen completed several rounds of financing in 2017 and 2018 (refer to Note 19). To facilitate offshore financing, an offshore corporate structure was formed in September 2018 (the “Reorganization”), which was carried out as follows:

(1) In September 2016, the Company was incorporated in the Cayman Islands, and established Yatsen (HK) Limited (“Yatsen HK”) in Hong Kong as a wholly owned subsidiary of the Company;

(2) In September 2018, Yatsen HK acquired 100% of the equity interests in Guangzhou Yatsen from its shareholders with nil consideration;

(3) The Company concurrently issued ordinary shares, Series Seed Preferred Shares and Series A-1 Preferred Shares to shareholders of Guangzhou Yatsen or their affiliates, substantially in proportion to their previous respective equity interests in Guangzhou Yatsen prior to the reorganization.

As the shareholdings in the Company and Guangzhou Yatsen were with a high degree of common ownership immediately before and after the Reorganization, the transaction of the Reorganization was determined to be a recapitalization and accounted for in a manner similar to a common control transaction.

The assets and liabilities have been stated at historical carrying amounts. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ equity (deficit), and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented to be comparable with the final number of shares issued in the Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

(c) VIE Arrangements between the VIEs and the Company’s PRC subsidiary

To comply with the relevant PRC laws and regulations, the Group operates its internet-based business in which foreign investment is restricted or prohibited through its VIEs. The Group obtained the control of the VIEs by entering into a series of contractual arrangements with the VIEs or their equity holders as follows:

Powers of Attorney

The shareholders of VIEs, have each executed a power of attorney to irrevocably appoint Guangzhou Yatsen or its designated person as their attorney-in-fact to exercise all of their rights as shareholders of VIEs, including, but not limited to, the right to convene and attend shareholder meetings, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of VIEs. The power of attorney will remain in force for so long as the controlling shareholders remain the shareholders of VIEs.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION  (Continued)

(c) VIE Arrangements between the VIEs and the Company’s PRC subsidiary  (Continued)

Exclusive Technology Consulting and Service Agreement

Under the exclusive technology consulting and service agreement between Guangzhou Yatsen and VIEs, Guangzhou Yatsen has the exclusive right to provide to VIEs technology consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. Guangzhou Yatsen has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. In exchange, VIEs agree to pay Guangzhou Yatsen an annual service fee, at an amount that is agreed by Guangzhou Yatsen. Unless Guangzhou Yatsen provides valid notice of termination 30 days prior to the term of agreement ending, this agreement will remain effective for 10-years to be automatically renewed for another 10 years thereafter.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among Guangzhou Yatsen, VIEs, and the shareholders of VIEs, the shareholders pledged all of their equity interests in VIEs to guarantee their and VIEs’ performance of their obligations under the contractual arrangements including the exclusive technology consulting and service agreement, the exclusive option agreement and the power of attorney. In the event of a breach by VIEs or their shareholders of contractual obligations under these agreements, Guangzhou Yatsen, as pledgee, will have the right to dispose of the pledged equity interests in VIEs. The shareholders of VIEs also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, Guangzhou Yatsen has the right to receive all of the dividends and profits distributed on the pledged equity interests. As of the date of this prospectus, the equity pledge for the Company’s variable interest equity has been registered with local PRC authorities.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement between Guangzhou Yatsen, VIEs and their shareholders, the shareholders of VIEs irrevocably grant Guangzhou Yatsen an exclusive option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of the equity interests in VIEs. The purchase price shall be the lowest price permitted by applicable PRC law. In addition, VIEs have granted Guangzhou Yatsen an exclusive option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of VIEs’ assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The shareholders of VIEs undertake that, without the Company’s prior written consent or the prior written consent of Guangzhou Yatsen, they may not increase or decrease the registered capital, dispose of its assets, incur any debt or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive call option agreement will remain effective until all equity interest in VIEs held by their shareholders and all assets of VIEs are transferred or assigned to Guangzhou Yatsen or its designated representatives.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION  (Continued)

(c) VIE Arrangements between the VIEs and the Company’s PRC subsidiary  (Continued)

Under Generally Accepted Accounting Principles in the United States (“US GAAP”), VIEs are considered to be a consolidated VIE in which the Company bears the risks of, and enjoys the rewards normally associated with, ownership of the entity. Therefore, the Company is the primary beneficiary of the entity. Through these contractual agreements, the Company has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs. Therefore, the Company is the ultimate primary beneficiary of the VIEs and the financial results of the VIEs are included in the Group’s consolidated financial statements. The Company’s PRC variable interest entity, HZ VIE, holds an ICP license and developed e-commerce platforms for business.

The following consolidated financial information of the consolidated VIEs was included in the accompanying consolidated financial statements as of and for the year ended:

As of December 31,
2019
RMB
Cash and cash equivalents	3,022
Accounts receivable	9,492
Inventories, net	14,683
Prepayments and other current assets	11,772

Total current assets	38,969

Property and equipment, net	2,036
Goodwill	20,596
Intangible assets, net	6,997
Deferred tax assets	133

Total non-current assets	29,762

Total assets	68,731

Accounts payable	19,461
Advances from customers	3,155
Accrued expenses and other liabilities	12,120
Income tax payables	7,290

Total current liabilities	42,026

Deferred tax liabilities	1,742

Total liabilities	43,768

Net revenues	251,385
Net Loss	(15,066)

Net cash provided by operating activities	3,022

Net increase in cash and cash equivalents	3,022

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION  (Continued)

(c) VIE Arrangements between the VIEs and the Company’s PRC subsidiary  (Continued)

In accordance with the aforementioned agreements, the Company has the power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2019. As VIEs were incorporated as limited liability Companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIEs where the Company has variable interest but is not the primary beneficiary. The Group believes that the contractual arrangements among its shareholders and Guangzhou Yatsen comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms. The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and Guangzhou Yatsen has to vote on all matters requiring shareholder approval in VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

(b) Restatement of Previously Issued Financial Statements

Statement of comprehensive income (loss)

The Company restated its consolidated statements of comprehensive income (loss) and the parent company-only condensed statements of comprehensive income (loss) for the years ended December 31, 2018 and 2019, because the presentation of the calculation of total comprehensive income (loss) started with the incorrect amount of net income (loss), resulting from using the amount of net income (loss) attributable to ordinary shareholders of the Company instead of the amount of net income (loss). The error had the impact of understating total comprehensive income (overstating the

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(b) Restatement of Previously Issued Financial Statements  (Continued)

loss) by the amount of RMB 6,986 and RMB 120,439 for the years ended December 31, 2018 and 2019, respectively. The following is a summary of the correction of the presentation error:

	Year ended December 31,
	2018	2019
	RMB	RMB
Total comprehensive income (loss) as previously presented	(46,870)	(31,258)
Correction of presentation error	6,986	120,439

Total comprehensive income (loss) as restated	(39,884)	89,181

The restatement has no impact on the Company’s previously presented financial position, results of operations, or on cash flows.

Disclosure of revenue by brand

The revenue by brand amounts for the year ended December 31, 2019, as disclosed in Note 16, were restated to correct a classification error:

	Year ended December 31, 2019
	As previously reported	Correction of classification error	As restated
	RMB	RMB	RMB
Sales of product by brand
—Perfect Diary	2,714,988	245,466	2,960,454
—Others	316,179	(245,466)	70,713

Total revenues	3,031,167	—	3,031,167

The correction has no impact on the Company’s previously presented financial position, results of operations, or on cash flows.

(c) Basis of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(c) Basis of consolidation  (Continued)

directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

(d) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, useful life for depreciation and amortization, impairment of goodwill, allowance for doubtful accounts, inventory provision, fair value of preferred shares, determination of share-based compensation expenses, valuation allowance for deferred tax assets, the discount rate for lease. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

(e) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong and Cayman Islands is United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (loss) in the consolidated statement of comprehensive income (loss).

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains (losses), net in the consolidated statement of operations.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(f) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the noon buying rate of US$ 1.00 = RMB 6.7896 on September 30, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate.

(g) Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less.

(h) Short-term investments

For short-term investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of operations.

(i) Accounts receivable, net

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The accounts receivable mainly include receivables from platform distributor customers as well as receivables from independent payment channels or payment channel functions operated by platforms, who collect from end customers on behalf of the Group before the Group’s delivery of products (“Payment Channels”). The receivable from platform distributor customers is settled in accordance with credit term mutually agreed. The receivable from Payment Channels is settled based upon pre-agreed days after the Group delivers products to end customers, or when customers confirm their receipts of products, whichever is earlier.

The allowance for doubtful accounts reflects the Group’s best estimate of probable losses incurred. The Group determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(j) Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The provision is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provision may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously provided for are eventually sold.

(k) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives and residual value.

Category	Estimated useful lives
Machinery	3 years
Electronic equipment	3 years
Office furniture and equipment	3 years
Vehicles	4 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. The Group recognizes the gain or loss on the disposal of property and equipment in the consolidated statements of operations.

Construction in progress represents direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use. The costs of construction in progress are transferred to specific property and equipment accounts and the depreciation of these assets commences when the assets are ready for their intended use.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(l) Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets is as follows:

Category	Estimated useful lives
Trademarks	9–10 years
Software	5 years

(m) Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

Goodwill assessment for impairment is performed on at least an annual basis in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of each reporting unit.

(n) Equity investments accounted for using the equity method

The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

(p) Leases

In February 2016, the FASB issued ASC 842, Leases, to require lessees to recognize all leases, with certain exceptions, on the balance sheet, while recognition on the statement of operations will remain similar to lease accounting under ASC 840. Subsequently, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Targeted Improvements, ASU No. 2018-20, Narrow-Scope Improvements for Lessors, and ASU 2019-01, Codification Improvements, to clarify and amend the guidance in ASU No. 2016-02. ASC 842 eliminates real estate-specific provisions and modifies certain aspects of lessor accounting.

(a) As a lessee

(i) Operating lease

The Group early adopted the ASUs as of January 1, 2018 using the modified retrospective approach. The adoption impact was immaterial. Upon adoption, the Group elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Group also elected the practical expedient to apply consistently to all of the Group’s leases to use hindsight in determining the lease term (that is, when considering lessee options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of the Group’s right-of-use assets.

The Group includes a right-of-use asset and lease liability related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. All of the Group’s leases are operating leases. Operating lease assets are included within right-of-use assets, and the corresponding lease liabilities are included in either current or long-term liabilities.

The Group has lease agreements with lease and non-lease components, and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component. The Group has elected not to present short-term

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(p) Leases  (Continued)

leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Group’s leases do not provide an implicit rate of return, the Group uses the Group’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

(q) Mezzanine equity

Mezzanine equity represents the Preferred Shares issued by the Company. The Preferred Shares are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore, the Group classifies all of the Preferred Shares as mezzanine equity (Note 19).

In accordance with ASC 480-10, the mezzanine equity is initially measured based on its fair value at date of issue. The Preferred Shares are redeemable at the holder’s option after a specified number of years listed as below:

Series	Redemption Start Date
Seed, A-1, A-2, B-1, B-2, C	July 26, 2024
B-3	October 22, 2023
B-3+	February 25, 2024

The Preferred Shares can be converted either voluntarily before a qualified initial public offering (“Qualified IPO”, referring to a public offering of ordinary shares of the Company registered under the Securities Act and with net proceeds to the Company of at least US$145,440 and an implied pre-money valuation of US$1,454,400 or more) or automatically upon a Qualified IPO. The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument using the interest method.

According to ASC-480-10-S99-2, where fair value at date of issue is less than the mandatory redemption amount, the carrying amount is to be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. Each increase in carrying amount is to be recorded as charges against retained earnings or, in the absence of retained earnings, as charges against additional paid-in capital until additional paid-in capital is reduced to zero.

(r) Revenue recognition

The Group adopted ASC 606 for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(r) Revenue recognition  (Continued)

that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of Topic 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenues are primarily derived from (i) sales of the Group’s products to third party platform distributor customers who then sell to end customers and (ii) sales of the Group’s products to end customers directly through the Group’s online stores run on third-party e-commerce platforms and through offline stores operated by the Group. Refer to Note 16 to the consolidated financial statements for disaggregation of the Group’s revenues for the years ended December 31, 2018 and 2019.

The Group enters into two types of agreements with third-party ecommerce platforms:

1)	Distribution Agreements

Under the distribution agreements, the platform distributor customers purchase products from the Group and sell to end customers under the platform distributor customer’s name. According to the agreements, the platform distributor customers take control of the products and are entitled to rights of return and price protection. After taking control of the products, the platform distributor customer is responsible for selling and fulfilling all obligations in its sales contracts with end customers, including delivering the products and providing customer support. Under the distribution agreement, the Group has a sale contract with the platform distributor customer and has no sales contract with the end customers. Based on these indicators, the Group determined the e-commerce platform distributors (as opposed to the end customers) as its customers according to ASC 606-10-55-39.

2)	Platform Service Agreements

Under the platform service agreements, the Group sets up online stores on the platforms to sell the Group’s product to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge the Group service fees based on the Group’s sales through the online stores. The Group enters sale contracts directly with the end customers. The platforms do not take control of the goods and have no sale contract with end customers. The Group is responsible for selling and fulfilling all obligations according to its sales contracts with end customers, including delivering products and providing customer support. Accordingly, the Group determined the end customers (as opposed to the platforms) as its customers according to ASC 606-10-55-39. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods.

The Group identifies its performance obligation to both e-commerce platform distributor customers and end customers as to transfer the control of the products ordered to the customers. Contracts with

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(r) Revenue recognition  (Continued)

customers may include multiple performance obligations if there is a need to separate one order into multiple deliveries. In those scenarios, transaction price will be allocated to different performance obligations based on relative standalone selling prices.

The Group recognizes revenue from sales to e-commerce platform distributors upon delivery of the products to e-commerce platform distributors’ warehouses in an amount equal to the contract sales prices less estimated sales allowances for sales returns, rebates and price protection. The Group recognizes revenues from sales to end customers upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns. The estimated sales allowances for sales returns, rebates, incentives and price protection at December 31, 2018 and 2019 were RMB 1,661 and RMB 5,591, respectively.

Reconciliation of contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2018 and 2019.

Sales to e-commerce platform distributor customers are on credit terms, and receivables are recorded upon recognizing revenues. Sales through on line stores on the platforms are prepaid by the end customers to, before the Group delivers the products, Payment Channels, who settled to the Group based upon pre-agreed days after the Group delivers products to end customers, or when the customers confirm their receipts of products, whichever is earlier. The allowance for doubtful accounts reflects the Group’s best estimate of probable losses inherent in the accounts receivable balance. The Group determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

The opening balance of accounts receivable was RMB 2,970 as of January 1, 2018. As of December 31, 2018 and 2019, accounts receivable were RMB 64,748 and RMB 265,302, respectively. No bad debt provision was provided for the years presented.

A contract liability is recorded when the Group’s obligation to transfer goods to a customer has not yet occurred but for which the Group has received consideration from the customer. The Group presents such amounts as advances from customers on the consolidated balance sheet.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(r) Revenue recognition  (Continued)

The opening balance of advances from customers as of January 1, 2018 was nil. As of December 31, 2018 and 2019, advances from customers were RMB 1 and RMB 3,177, respectively. All contract liability balances at the beginning of the years were recognized as revenue in the following year due to generally short-term duration of contracts.

The increases in accounts receivable and contract liability balances were mainly driven by the Group’s business growth. During the years ended December 31, 2018 and 2019, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Practical Expedients

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

Payment terms with platform distributor customers and Payment Channels generally require settlement within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

The Group generally expenses sales commissions when incurred because the amortization period is one year or less. These costs are recorded within sales and marketing expenses.

(s) Cost of revenues

Cost of revenues consists primarily of material costs, consignment manufacturing cost and related costs that are directly attributable to the production of products.

(t) Fulfilment expenses

Fulfilment expenses primarily represent expenses incurred for warehousing, shipping and delivering products to customers, mainly including rental and personnel costs for warehouses as well as third party shipping costs.

(u) Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, (ii) platform commission, (iii) personnel costs for sales and marketing staff and (iv) rental, depreciation expenses, personnel and other costs for offline experience stores. For the years ended December 31, 2018 and 2019, advertising and marketing promotion expenses totalled to RMB 256,097 and RMB 879,632, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(v) Research and development expenses

Research and development expenses primarily consist of personnel costs for research and development staff, general expenses and depreciation expenses associated with research and development activities.

(w) General and administrative expenses

General and administrative expenses consist of personnel costs including share-based compensation expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

(x) Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue and pay the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and welfare benefits, as part of the personnel costs, included as expenses in the accompanying consolidated statement of operations amounted to RMB 2,993 and RMB 21,495 for the years ended December 31, 2018 and 2019, respectively.

(y) Share-based compensation

The Group grants restricted shares to the Founders and share options to its management and other key employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the straight line method, net of estimated forfeitures, if any, over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method.

The fair value of the restricted shares were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(y) Share-based compensation  (Continued)

regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of share options is estimated on the grant date using the Binomial option pricing model. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive these awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

(z) Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in consolidated statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended December 31, 2018 and 2019. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(aa) Comprehensive income (loss)

Comprehensive income (loss) consists of two components: net income (loss) and other comprehensive income (loss), net of tax. Other comprehensive income (loss) refers to revenue, expenses, and gains and losses that are recorded as an element of stockholders’ equity (deficit) but are excluded from net income. The Group’s other comprehensive income (loss) consist of foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency. Comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss).

(ab) Statutory reserves

The Company’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprises are required to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including a general reserve fund, an enterprise expansion fund and a staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIEs registered as Chinese domestic companies must make appropriations from annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The uses of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can the reserves be distributed except under liquidation.

For the years ended December 31, 2018 and 2019, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was nil and RMB 19,322, respectively. No appropriation to other reserve funds was made for any of the periods presented.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(ac) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, considering the accretion of redemption feature related to the Company’s Preferred Shares (Note 19), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under this method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of Preferred Shares, using the if-converted method, and shares issuable upon the exercise of share options and the vesting of restricted shares using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income (loss) per share calculation when inclusion of such share would be anti-dilutive.

(ad) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(ae) Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors/Chief-Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns substantially all of the revenues from external customers attributed to the PRC.

(af) Newly issued accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments—Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(af) Newly issued accounting pronouncements  (Continued)

securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group plans to adopt the ASUs on January 1, 2020. The adoption of this ASU is currently not expected to have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment by removing Step 2. An entity will, therefore, perform the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform a qualitative assessment to determine if the quantitative impairment test is necessary. The ASU is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASU is prospective. The Group plans to adopt the ASU prospectively on January 1, 2020. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2021. The ASU is currently not expected to have a material impact on the consolidated financial statements.

3. CONCENTRATION AND RISKS

(a) Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

3. CONCENTRATION AND RISKS  (Continued)

(b) Credit risk

The Group’s credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable are typically unsecured and are derived from revenue earned through third party consumers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

(c) Concentration of customers and suppliers

There were no customers which individually represented greater than 10% of the total net revenue for the years ended December 31, 2018 and 2019. There were accounts receivable due from one of the Payment Channels, and due from two platform distributor customers which individually represented greater than 10% and totally contributed to 79% and 89% of the Group’s total accounts receivable as of December 31, 2018 and 2019, respectively.

There were purchases from three suppliers which individually represented greater than 10% and totally contributed to 57% of the total purchases amount for the year ended December 31, 2018 and the corresponding accounts payable due to these three suppliers individually represented greater than 10% and totally contributed to 72% of the Group’s total accounts payable as of December 31, 2018.

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 50% of the total purchases amount for the year ended December 31, 2019 and the corresponding accounts payable due to these two suppliers individually represented greater than 10% and totally contributed to 50% of the Group’s total accounts payable as of December 31, 2019.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2018 and 2019 primarily consist of the following currencies:

	As of December 31,
	2018		2019
	Amount	RMB	Amount	RMB
RMB	23,505	23,505	97,713	97,713
US$	227	1,557	82,977	578,866

Total		25,062		676,579

5. SHORT-TERM INVESTMENT

	As of December 31,
	2018	2019
	RMB	RMB
Wealth management product	—	10,000

Short-term investment represented the investment on certain units of a wealth management product issued by a commercial bank with a variable interest rate indexed to the performance of underlying assets. The commercial bank will publish unit fair value of the product every seven days.

6. ACCOUNTS RECEIVABLE

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	64,748	265,302

There was no allowance for doubtful accounts recorded as of December 31, 2018 or 2019 as there was no bad debt expenses incurred historically and all platform distributor customers and Payment Channels on credit terms are companies with high credit rating.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

7. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Raw materials and packing materials	14,161	53,755
Finished goods	75,859	451,312

Inventories	90,020	505,067
Less: inventory provision	(2,526)	(1,018)

Inventories, net	87,494	504,049

8. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2018	2019
	RMB	RMB
Prepayments of promotion fees (a)	14,868	35,051
VAT recoverable (b)	3,197	27,017
Commission rebate due from an online platform (c)	—	20,546
Prepayments for products procurement (d)	4,012	13,908
Deposits, prepaid rental and property management fees	345	8,675
Others	334	10,034

	22,756	115,231

(a)

Prepayments of promotion fees mainly include prepayments made to online platforms for future services to promote the Group’s products through online advertising and prepaid short-term service fees to celebrity agencies and key opinion leaders.

(b)	VAT represent the balances that the Group can utilize to deduct its value-added tax liabilities in the future.
(c)	Commission rebate due from an online platform arose due to the Group had met the annual sales target set by the platform and was entitled a preferential commission rate.
(d)	Prepayments for products procurement represent cash prepaid to the Group’s third-party suppliers for the procurement of products.

9. EQUITY METHOD INVESTMENT

The equity method investment of RMB 3,000 represented the Group’s investment in 2018 is Shanghai Minglei Trading Co., Ltd. (“Shanghai Minglei”). The Group’s equity interest in Shanghai Minglei was 25%. The Group had the power to appoint one director and has significant influence on it.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

9. EQUITY METHOD INVESTMENT  (Continued)

During the year ended December 31, 2019, the Group disposed of the investment for a consideration of RMB 3,000. As at December 31, 2019, the consideration had not yet been settled and the outstanding balance was included in “prepayments and other current assets – others” as disclosed in note 8.

10. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Leasehold improvements	2,083	87,858
Electronic equipment	1,251	14,275
Machinery	—	4,640
Office furniture and equipment	70	3,071
Vehicles	—	2,495
Construction in progress	805	9,854

Total	4,209	122,193
Less: accumulated depreciation	(399)	(12,783)

Property and equipment, net	3,810	109,410

The Group recorded depreciation expense of RMB 389 and RMB 13,010 for the years ended December 31, 2018 and 2019, respectively. No impairment was recorded for the years ended December 31, 2018 and 2019.

11. BUSINESS COMBINATION

In 2019, the Group acquired a business from third parties for total consideration of RMB 32,608. The business acquired related to operations of color cosmetics products with the brand of “Little Ondine”. The purpose of the acquisition was to increase the brands and the products of the Group. The allocation of the consideration to the assets acquired and liabilities assumed based on their fair value was as follows:

RMB
Consideration	32,608

Inventories	6,462
Identifiable intangible asset acquired – trademark (Little Ondine)	7,400
Goodwill	20,596
Deferred tax liabilities	(1,850)

32,608

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

11. BUSINESS COMBINATION  (Continued)

The excess of the purchase price over tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquired identifiable intangible assets were fair valued. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2019.

Pro forma results of operations related to the acquisition have not been presented because they were not material to the Group’s consolidated statements of operations.

There were no indemnification assets involved. The identifiable intangible asset acquired upon acquisition is trademark, which has an estimated useful life of 10 years. Total goodwill of RMB 20,596 primarily represents the expected synergies from combining operations of the acquired business with those of the Group, which expect to be complementary to each other. In accordance with ASC350, goodwill has not been amortized but tested for impairment and was not deductible for tax purposes. No impairment provision was made for the year ended December 31, 2019.

12. INTANGIBLE ASSETS, NET

	As of December 31,
	2018	2019
	RMB	RMB
Cost:
Trademark	192	7,592
Software	1,032	3,435

Total cost	1,224	11,027
Less: accumulated amortization	(110)	(999)

Intangible assets, net	1,114	10,028

Amortization costs recognized for the years ended December 31, 2018 and 2019 were RMB 113 and RMB 907, respectively.

As of December 31, 2019, estimated amortization expenses for future periods are expected to be as follows:

Year ended December 31,
RMB
2020	1,360
2021	1,341
2022	1,337
2023	1,261
2024 and thereafter	4,729

Total expected amortization expense	10,028

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

12. INTANGIBLE ASSETS, NET  (Continued)

The weighted average amortization periods of intangible assets as of December 31, 2018 and 2019 are 5.6 years and 8.9 years, respectively.

13. OTHER NON-CURRENT ASSETS

	As of December 31,
	2018	2019
	RMB	RMB
Long-term rental deposits	2,792	23,991
Prepaid long-term celebrity endorsement fees	8,962	5,687
Others	322	1,201

	12,076	30,879

14. ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2018	2019
	RMB	RMB
Other taxes payable	17,560	62,040
Accrued storage and transportation fees	37,415	55,151
Accrued payroll related expenses	7,653	35,045
Accrued advertising and marketing expenses	12,842	15,690
Accrued leasehold improvement costs	283	13,300
Consideration payable for a business combination	—	3,196
Others	2,148	6,643

	77,901	191,065

15. LEASES

The Group has operating leases for warehouses, stores, office spaces, and delivery centers that the Group utilizes under lease arrangements.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

15. LEASES  (Continued)

A summary of supplemental information related to operating leases is as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Operating lease ROU assets	19,617	263,346

Operating lease liabilities-non-current	11,544	171,045
Operating lease liabilities-current	8,329	93,915

Total operating lease liabilities	19,873	264,960

Weighted average remaining lease term	2.29 years	2.80 years
Weighted average discount rate	6.23%	5.74%

A summary of lease cost recognized in the Group’s consolidated statements of operations and supplemental cashflow information related to operating leases is as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB
Operating lease cost	3,615	53,752
Short-term lease cost	576	2,291

Total	4,191	56,043

Cash paid for operating leases	3,412	48,281

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2019 and 2018 is as follows:

	As of December 31,
	2018	2019
	RMB	RMB
2019	9,346	—
2020	9,587	106,611
2021	2,469	102,717
2022	—	55,815
2023	—	17,785
2024	—	5,408

Total lease payment	21,402	288,336
Less: interest	(1,529)	(23,376)

Present value of operating lease liability	19,873	264,960

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

15. LEASES  (Continued)

As of December 31, 2019, the Group had additional operating leases commitment for offline stores that have not yet commenced of RMB 11,307. These operating leases will commerce in the first half of 2020. (Note 24.(b))

16. REVENUES

The Group’s revenue by brand for the respective periods are detailed as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB
		(As Restated)
Sales of product by brand
—Perfect Diary	630,080	2,960,454
—Others	5,236	70,713

Total revenues	635,316	3,031,167

The Group’s revenue by channel for the respective periods are detailed as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB
Sales of product by channel
—Sales to end customers through platforms	578,486	2,570,107
—Sales to platform distributor customers	56,830	359,629
—Others	—	101,431

Total revenues	635,316	3,031,167

17. INCOME TAX EXPENSES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. No Cayman Islands withholding tax is imposed upon payment of dividends by the Company to its shareholders.

Hong Kong

When the subsidiary was incorporated in Hong Kong, the subsidiary was subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. The payments of dividends to shareholders are not subject to withholding tax in Hong Kong.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

17. INCOME TAX EXPENSES  (Continued)

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion issued in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the immediate holding company in Hong Kong is the beneficial owner of the FIE and owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and withholding taxes should be accrued accordingly. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends from its PRC subsidiaries will be re-invested and the remittance of the dividends from its PRC subsidiaries will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2018 and 2019 were approximately nil

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

17. INCOME TAX EXPENSES  (Continued)

PRC  (Continued)

and RMB 162,135, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2019.

Composition of income tax expense

The current and deferred components of income taxes appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB
Income (loss) before tax
Income (loss) from China operations	(20,068)	219,382
Loss from non-China operations	(16,046)	(72,047)

Total income (loss) before tax	(36,114)	147,335

Income tax expense (benefit) from China operations
Current income tax expense	1,718	75,671
Deferred tax expenses (benefit)	2,292	(3,695)

Income tax expense from China operations	4,010	71,976
Income tax expense from non-China operations	—	—

Total income tax expense	4,010	71,976

The loss from non-China operations mainly resulted from share-based compensation.

In 2018 and 2019, the Company’s non-China operations recorded share-based compensation expenses amount to RMB 14,031 and RMB 74,995, respectively.

The income tax expense applicable to China operations for each of the years ended December 31, 2018 and 2019 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	Year ended December 31,
	2018	2019
	RMB	RMB
PRC statutory income tax rate	25%	25%
Permanent differences	-40%	1%
Tax effect Super Deduction and others	0%	-1%
Changes in valuation allowance	-5%	8%

Effective tax rates	-20%	33%

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

17. INCOME TAX EXPENSES  (Continued)

Deferred tax assets

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Net operating loss carry forwards	427	17,068
Inventory valuation allowance	631	368
Accrued expenses and others	681	5,474

Total deferred tax assets	1,739	22,910
Less: valuation allowance	(1,093)	(18,677)

Deferred tax assets, net	646	4,233

Movement of valuation allowance

	Year ended December 31,
	2018	2019
	RMB	RMB
Balance at beginning of the year	1	1,093
Additions	1,092	17,584

Balance at end of the year	1,093	18,677

The valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2018 and 2019 were provided for net operating loss carry forward, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Deferred tax liabilities

The Group’s deferred tax liability was as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Related to acquired intangible assets	—	1,742

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

17. INCOME TAX EXPENSES  (Continued)

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

18. ORDINARY SHARES

On September 2016, the Company was incorporated as a limited liability company with authorized share capital of US$50 divided into 5,000,000,000 ordinary shares of par value US$ 0.00001 each.

On September 5, 2018, in connection with the Reorganization, the Company divided its authorized share capital of US$50 into 5,000,000,000 shares comprising of:

(i)	4,363,824,941 Ordinary Shares of a nominal or par value of US$ 0.00001 each;

(ii)	200,000,000 Series Seed Preferred Shares of a nominal or par value of US$ 0.00001 each;

(iii)	66,667,000 Series A-1 Preferred Shares of a nominal or par value of US$ 0.00001 each;

(iv)	183,715,000 Series A-2 Preferred Shares of a nominal or par value of US$ 0.00001 each;

(v)	14,503,820 Series B-1 Preferred Shares of a nominal or par value of US$ 0.00001 each.

(vi)	171,289,239 Series B-2 Preferred Shares of a nominal or par value of US$ 0.00001 each.

On September 30, 2018, the Company authorized 85,351,118 Series B-3 Preferred Shares of a nominal or par value of US$ 0.00001 each and reduced the authorized number of Ordinary Shares to 4,278,473,823 shares.

On February 25, 2019, the Company authorized 87,075,383 Series B-3+ Preferred Shares of a nominal or par value of US$ 0.00001 each, and reduced the authorized number of Ordinary Shares, Series Seed Preferred shares, and Series A-2 Preferred Shares to 4,251,747,715 shares, 191,378,675 shares and 131,987,050 shares, respectively. On that same date the Company issued 87,075,383 Series B-3+ Preferred Shares to investors.

Upon closing of the issuance of 206,907,594 Series C Preferred Shares in July 2019, the Company adopted a dual voting structure on its shares and the Company’s ordinary shares were divided into Class A and Class B ordinary shares, and all of the vested ordinary shares held by the Founders were designated as Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

18. ORDINARY SHARES  (Continued)

entitled to ten votes per share. The number of the Company’s authorized ordinary shares has been revised and reduced accordingly to 4,044,840,121 shares, including 3,130,264,924 Class A ordinary shares and 914,575,197 Class B ordinary shares.

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)

The following table summarizes the issuances of convertible redeemable preferred shares up to December 31, 2019:

Series	Issuance Date	Shares Issued	Issue Price per Share	Net Proceeds from Issuance
Seed	August 1, 2017	200,000,000	US$ 0.0050	US$ 1,000
A-1	October 9, 2017	66,667,000	US$ 0.0150	US$ 1,000
A-2	October 9, 2017	145,038,000	US$ 0.0207	US$ 3,008
A-2	October 9, 2017	38,677,000	US$ 0.0207	US$ 802
B-1	September 5, 2018	14,503,820	US$ 0.0622	US$ 902
B-2	September 5, 2018	171,289,239	US$ 0.0655	US$ 11,220
B-3	October 22, 2018	85,351,118	US$ 0.0820	US$ 7,000
B-3+	February 25, 2019	87,075,383	US$ 0.1740	US$ 15,150
C	July 26, 2019	206,907,594	US$ 0.5644	US$ 116,779

The Series Seed Preferred Shares, the Series A-1 Preferred Shares and the Series A-2 Preferred Shares are collectively defined as “Junior Preferred Shares”, and the Junior Preferred Shares, the Series B-1 Preferred Shares, the Series B-2, the Series B-3 Preferred Shares, the Series B-3+ Preferred Shares and the Series C Preferred Shares are collectively defined as “Preferred Shares” thereafter.

The key terms of the Preferred Shares are as follows:

Conversion right

All of the Preferred Shares are convertible, at the option of the holders at any time after the original issue date of the relevant series of Preferred Shares into such number of fully paid ordinary shares. Each Preferred Share shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a Qualified IPO.

The conversion ratio for each Preferred Share shall be determined by dividing the issue price by the then conversion price, in effect at the time of the conversion. The initial conversion price of each class of Preferred Share shall be its respective subscription price, and shall be subject to adjustment in the event of the issuance of additional ordinary shares at a per share price less than the conversion price.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)  (Continued)

Redemption right

At the option of a holder of the Preferred Shares, the Company shall redeem at the Redemption Price all or any part of the outstanding preferred shares, at any time on or after the earlier of: (i) the redemption start date for each series of Preferred Shares; or (ii) the date on which a holder of any equity securities of the Company has requested a redemption of its shares. Upon issuance of certain rounds of Preferred Shares, the redemption start date of certain pre-existing Preferred Shares were modified to conform with the newly issued Preferred Shares. (Refer to Modifications and Repurchases of Preferred Shares below). As of December 31, 2019, the redemption start dates in effect for each series of Preferred Shares are as follows:

Series	Redemption Start Date
Seed, A-1, A-2, B-1, B-2, C	July 26, 2024
B-3	October 22, 2023
B-3+	February 25, 2024

The Preferred Shares’ Redemption Price shall be equal to the respective Preferred Shares’ issue price compounded with an interest rate of 10% per annum, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for any share splits, share dividends, share combinations, recapitalizations or the like.

Dividend rights

Each Preferred Share shall have the right to receive non-cumulative dividends, on an as-converted basis, when, as and if declared by the Board.

The order of distribution shall be made from holders of Series C Preferred Shares, holders of Series B Preferred Shares, to holders of Junior Preferred Shares. No distribution to Junior Preferred Shares shall be made until full payment of the amount distributable on the more senior Preferred Shares. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the Preferred Shares have been paid in full.

No dividends on preferred and ordinary shares have been declared since the issuance date until December 31, 2019.

Liquidation rights

Upon the occurrence of any liquidation event, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution shall be distributed to the shareholders in the following order and manner:

Holders of Preferred Shares of later series have preference to the distribution of assets or funds over holders of preferred shares of earlier series and holders of ordinary shares, in the following sequence: Series C Preferred Shares, Series B-3+ Preferred Shares, Series B-3 Preferred Shares,

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)  (Continued)

Liquidation rights  (Continued)

Series B-2 Preferred Shares, Series B-1 Preferred Shares, and Junior Preferred Shares. The amount of preference will be equal to 100% of the issuance price, compounded with an interest rate of 10% per annum, plus any and all declared but unpaid dividends.

After distribution to the holder of Preferred Shares the amount of preference, all remaining assets and funds of the Company available for distribution to the shareholders shall be distributed ratably among all the shareholders on a fully diluted basis.

Voting rights

Each Preferred Share confers the right to receive notice of, attend and vote at any general meeting of members on an as-converted basis. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders.

Accounting of Preferred Shares

The Company classified all Preferred Shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB 3,465 and RMB 59,200 for the years ended December 31, 2018 and 2019, respectively.

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

The Company has determined that there was no beneficial conversion feature attributable to all Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account independent valuations.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)  (Continued)

Modifications and Repurchases of Preferred Shares

Concurrently with the issuance of Series A-2 Preferred Shares in October 2017, terms of previously issued 200,000 Series Seed ordinary shares and 66,667 Series A-1 ordinary shares were modified by adding a liquidation preference and a redemption right, and were redesignated into same number of Series Seed preferred shares and Series A-1 preferred shares, respectively. The Company accounted for this redesignation as a repurchase of previously issued ordinary shares with the consideration of new issuance of Preferred Shares at fair value.

Upon issuance of Series B Preferred Shares in 2018 and Series C Preferred Shares in 2019, the redemption start dates of certain pre-existing Preferred Shares were modified to conform with the newly issued Preferred Shares. From both quantitative and qualitative perspectives, the Company assessed the impact of these modifications and concluded that they represent a modification rather than extinguishment of pre-existing Preferred Shares, and the impact of the modification is immaterial.

Upon issuance of Series B-1 and B-2 Preferred Shares in 2018, the liquidation preference amount of Junior Preferred Shares was modified to add a 10% compounded interest per annum. The Company assessed the impact of this modification and concluded that it represented a modification, and accounted for the change in fair value of RMB 3,521 as a deemed dividend.

In February 2019, the Company repurchased 8,621,325 Series Seed Preferred Shares and 51,727,950 Series A-2 Preferred Shares from the respective shareholders, at the price of US$ 0.1740 per share. The difference of RMB 61,239 between the consideration transferred and the fair value of repurchased the preferred shares was treated as deemed dividends to preferred shareholders.

Accounting for one shareholder’s late payment of consideration for its subscription of Series A-2 Preferred Shares

The Company entered into the Share Purchase Agreement for Series A-2 Preferred Shares with one shareholder in October 2017 and agreed to all the key terms and conditions. The shareholder through its affiliate did not pay the share subscription price until September 2018. The Company effectively provided the shareholder a forward to purchase Series A-2 Preferred Shares at a fixed price, which was accounted for as a financial liability within the scope of ASC 480. Subsequently, the forward was marked-to-market with changes being recorded in the statements of operations. As at December 31, 2017, the forward liability amounted to RMB 972. Accordingly, when the Company received the payment in September 2018, the liability at fair value amounting to RMB 2,986 was derecognized and the balance was transferred to mezzanine equity. The fair value loss on the forward liability amounting to RMB 2,014 was recognized as “fair value loss on a forward liability” in the consolidated statements of operations in 2018.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)  (Continued)

The Company’s Preferred Shares activities for the year ended December 31, 2018 and 2019 are summarized below:

	Junior Preferred Shares		Series B-1 and B-2 Preferred Shares		Series B-3 Preferred Shares		Series B-3+ Preferred Shares		Series C Preferred Shares		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2018	450,382,000	46,698	—	—	—	—	—	—	—	—	450,382,000	46,698
Issuance of Preferred Shares, net of issuance costs	—	—	185,793,059	82,752	85,351,118	48,465	—	—	—	—	271,144,177	131,217
Accretion on Preferred Shares to redemption value	—	4	—	2,567	—	894	—	—	—	—	—	3,465
Modification of Preferred Shares	—	3,521	—	—	—	—	—	—	—	—	—	3,521
Derecognition of a forward liability	—	2,986	—	—	—	—	—	—	—	—	—	2,986

Balances as of December 31, 2018	450,382,000	53,209	185,793,059	85,319	85,351,118	49,359	—	—	—	—	721,526,177	187,887

Repurchase of Preferred shares	(60,349,275)	(8,676)	—	—	—	—	—	—	—	—	(60,349,275)	(8,676)
Issuance of Preferred shares, net of issuance costs	—	—	—	—	—	—	87,075,383	101,704	206,907,594	789,872	293,982,977	891,576
Accretion on Preferred shares to redemption value	—	2,181	—	8,625	—	4,920	—	8,796	—	34,678	—	59,200

Balances as of December 31, 2019	390,032,725	46,714	185,793,059	93,944	85,351,118	54,279	87,075,383	110,500	206,907,594	824,550	955,159,879	1,129,987

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

20. SHARE-BASED COMPENSATION

Share-based compensation expenses recognized during the years presented are as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB
Share-based compensation expenses
- Related to Founders’ Restricted Shares (a)	9,793	50,837
- Related to repurchase of Founders’ ordinary shares (b)	4,238	24,158

Total	14,031	74,995

There was no capitalized share-based compensation expense for the years presented. All share-based compensation expenses for the year ended December 31, 2018 and 2019 were general and administrative expenses.

(a) Founders’ Restricted Shares

In August 2017, in connection with the issuance of Series Seed Preferred Shares, the Group’s founders (collectively, the “ Restricted Founders”) agreed to place all their shares into escrow to be released back to them if specified service condition are met (defined as “First Series of Founders’ Restricted Shares”), which was, 25% of the First Series of Founders’ Restricted Shares were immediately vested and the remaining 75% of the First Series of Founders’ Restricted Shares shall be vested annually in equal instalments over the next three years. Pursuant to ASC 718-10-S99, such escrowed share arrangements are presumed to be compensatory and equivalent to a reverse stock split followed by the grant of restricted stock. Accordingly, the 75% of the First Series of Founders’ Restricted Shares that were subject to the service condition were considered shared based compensation. Subsequently as one founder resigned from the Company in November 2017, all 23,677,500 unvested restricted shares held by this founder were forfeited.

In July 2019, the Company granted 157,846,049 ordinary shares to several founders, out of which 7,713,574 ordinary shares were vested immediately on the grant date and 150,132,475 ordinary shares were subject to service conditions (“Second Series of Founders’ Restricted Shares”). The Second Series of Founders’ Restricted Shares vest annually in equal instalments over the next four years commencing from the July 26, 2019.

All of the Founders’ Restricted Shares vest immediately upon IPO, regardless of the vesting schedule.

The fair value of the Founders’ Restricted Shares was determined at the respective grant date by the Company, and was amortized over the respective vesting period on straight line basis. The share-based compensation expenses related to Founders’ Restricted Shares for the years ended December 31, 2018 and 2019 were RMB 9,793 and 50,837, respectively.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

20. SHARE-BASED COMPENSATION  (Continued)

(a) Founders’ Restricted Shares  (Continued)

As of December 31, 2019, total unrecognized compensation expense relating to the Founders’ restricted shares was RMB 233,631. The expense is expected to be recognized over a weighted-average remaining vesting period of 1.75 years.

(b) Repurchase of ordinary shares from the Founders

For the years ended December 31, 2018 and 2019, the Company repurchased 14,503,820 and 17,197,032 ordinary shares, respectively, from the Founders for consideration of RMB 6,161 and RMB 41,062, respectively. The Company then re-designated these shares into preferred shares for issuances to other investors. The accumulative number of shares repurchased was less than the 25% of the First Series of Founders’ Restricted Shares which were originally owned by the Founders and not subject to vesting. Therefore, the Company concluded that the repurchase did not constitute a cash settlement of any share-based awards.

As the respective repurchase price was greater than the fair value of ordinary shares as of the respective repurchase date, the difference between the repurchase price and the fair value was recognized as deemed share-based compensation expenses in the Group’s consolidated statements of operations.

The share-based compensation expenses related to the repurchase of ordinary shares from the Founders for the years ended December 31, 2018 and 2019 were RMB 4,238 and RMB 24,158, respectively.

(c) Share options

The Group have adopted a Share Option Plan in September 2018, which was amended and restated respectively in July 2019 and March 2020. The Share Option Plan shall be valid and effective for ten years from March 25, 2020. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Share Option Plan is 278,264,322.

(i) Options

Grant of options

During the year ended December 31, 2018 and 2019, the Company granted 67,404,501 share options and 62,896,041 share options, respectively, to its management and other key employees.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

20. SHARE-BASED COMPENSATION  (Continued)

(c) Share options  (Continued)

Vesting of options

The share options include both service conditions and performance conditions. With respect to the service conditions, there are 3 types of vesting schedule, which are: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 25% of the share options shall become vested on the grant date and 75% of the share options become vested on each anniversary of the vesting commencement date for 3 years thereafter; (iii) 100% of the share options shall become vested on anniversary of the vesting commencement date for 1 year thereafter. Even though the service condition might have been satisfied, employees are required to provide continued service through the occurrence of change of control or an initial public offering, collectively, the Liquidity Event, in order to retain the award. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense is to be recognized until the date of consummation of Liquidity Event.

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)
As of January 1, 2018	—
Granted	67,404,501	0.0065
Forfeited	—

As of December 31, 2018	67,404,501	0.0065	5.04

Granted	62,896,041	0.0080
Forfeited	(3,414,045)	0.0065
Modified from options to restricted shares	(58,297,400)	0.0073

As of December 31, 2019	68,589,097	0.0073	4.58

Expected to vest at December 31, 2019	68,589,097

Exercisable as of December 31, 2019	—

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

20. SHARE-BASED COMPENSATION  (Continued)

(c) Share options  (Continued)

Prior to the completion of the IPO, the Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

	Year ended December 31,
	2018	2019
	RMB	RMB
Weighted average fair value per option granted	0.0854	1.0360
Weighted average exercise price	0.0434	0.0554
Risk-free interest rate (1)	2.9%~3.1%	1.9%~2.8%
Expected term (in year) (2)	5~7	4~7
Expected volatility (3)	42.5%~45.8%	45.0%~48.0%
Dividend yield (4)	0.00%	0.00%

(1)	The risk-free interest rates of periods within the contractual life of the share option are based on the daily treasury long-term rate of U.S. Department of the Treasury as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)

The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

For the years ended December 31, 2018 and 2019, no share-based compensation expenses was recognized for share options. In July 2019, the Company modified one of the Founder’s share options to the same number of restricted shares with only service condition, which would be vested annually in equal instalments over the next four years commencing from the July 26, 2019, which was treated as an “improbable-to-probable” modification of equity-classified awards under ASC 718. The incremental fair value, which equal to the fair value of modified options at the date of modification, was recognized over the remaining requisite service period.

As of December 31, 2019, there were RMB 28,799 of unrecognized compensation expenses related to stock options for which the service conditions had been met and are expected to be recognized when the performance conditions are achieved, and RMB 29,851 of unrecognized compensation expenses related to stock options for which the service conditions will be met over a weighted average period of 0.89 years.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

21. NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for the year ended December 31, 2018 and 2019 are calculated as follow:

	Year ended December 31,
	2018	2019
	RMB	RMB
Numerator:
Net income (loss)	(40,124)	75,359
Accretion to Preferred Shares redemption value	(3,465)	(59,200)
Deemed dividend due to modification of Preferred Shares	(3,521)	(61,239)

Net income (loss) attributable to ordinary shareholders of the company	(47,110)	(45,080)

Denominator:
Denominator for basic and diluted calculation—weighted average number of ordinary shares outstanding	271,261,594	450,499,736
Net income (loss) per ordinary share
—Basic	(0.17)	(0.10)
—Diluted	(0.17)	(0.10)

For the years ended December 31, 2018 and 2019, the following shares outstanding were excluded from the calculation of diluted net income (loss) per ordinary share, as their inclusion would have been anti-dilutive for the years prescribed.

	Year ended December 31,
	2018	2019
Shares issuable upon conversion of Preferred Shares	532,193,603	834,357,412
Shares issuable upon exercise of share options	28,501,731	85,255,920
Restricted shares become outstanding upon vesting	512,479,500	380,772,174

22. RELATED PARTY TRANSACTIONS

Major transactions and balances amount with related parties were as follows:

Transactions with a related party

	Year ended December 31,
	2018	2019
	RMB	RMB
Purchases of inventories from Shanghai Minglei	67	389

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

22. RELATED PARTY TRANSACTIONS  (Continued)

Balance amounts with related parties

	As of December 31,
	2018	2019
	RMB	RMB
An advance to a founder of the Group (a)	67,898	664
Amounts due from a shareholder (b)	20,000	—

	87,898	664

Amounts due to Founders of the Group (c)	6,194	—

(a)

In the year ended December 31, 2018, the Group made an advance of RMB 67,898 to a founder of the Group for business operation purpose. The advance amounts repaid by the founder in 2019 and 2020 were RMB 67,244 and RMB 654, respectively.

(b)

To facilitate the Reorganization of the Group, the Group repaid capital in China of RMB 20,000 to a shareholder who subscribed the same amount from the Group’s oversea holding company in 2018 to a shareholder. Accordingly, the balance as at December 31, 2018 represented outstanding subscription receivable due from the shareholder resulting from the Reorganization. The balance was settled in cash in January 2019.

(c)

As described in Note 19, the Company repurchased certain shares from the Founders of the Group. The share repurchase considerations payable due to the Founders as at December 31, 2018 amounted to RMB 6,194.

23. FAIR VALUE MEASUREMENTS

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

23. FAIR VALUE MEASUREMENTS  (Continued)

or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Recurring

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2018 and 2019:

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

	Fair value as of December 31, 2019	Fair value measurement at reporting date using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments (Note 5)	10,000	—	10,000	—

As of December 31, 2018, the Group has no assets or liabilities that are measured in fair value on a recurring basis.

Non-Recurring

As of December 31, 2018 and 2019, the Group had no financial assets or financial liabilities that are measured in fair value on a non-recurring basis.

The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value on a non-recurring basis only if they were determined to be impaired.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

23. FAIR VALUE MEASUREMENTS  (Continued)

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill of reporting units annually. The Group concluded that no write-down of its non-financial assets was warranted for year ended December 31, 2018 and 2019.

24. COMMITMENTS AND CONTINGENCIES

(a)	Capital commitment

In November 2019, the Group entered into an agreement with a major supplier, pursuant to which both parties agreed to set up a joint venture primarily engaged in manufacturing of cosmetic products. As of December 31, 2019, the joint venture has been formed while no capital has been injected by shareholders. The Group’s committed investment amount as of December 31, 2019 was RMB 98,000.

(b)	Operating lease commitment

The Group had outstanding commitment on several non-cancellable operating lease agreements which were expected to commence in the first half of 2020. Operating lease commitment contracted but not yet reflected in the consolidated financial statements as of December 31, 2019 were as follows:

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years
	RMB	RMB	RMB	RMB
Operating lease commitment	11,307	3,263	7,718	326

(c)	Products and services purchase commitment

As at December 31, 2019, the Group’s products and services purchase commitment amounted to RMB 194,128.

(d)	Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2018 and 2019, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

25. SUBSEQUENT EVENTS

The Group evaluated subsequent events from January 1, 2020 through August 18, 2020, which is the date the consolidated financial statements are available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as discussed below.

Impact of COVID-19

Beginning in January 2020, the outbreak of novel Coronavirus (“COVID-19”) has severely impacted China and the rest of the world. The Group’s business and operations have also been affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, social and economic activities throughout China were sharply curtailed, and opportunities for discretionary consumption, especially in offline sales channels, were substantially limited during the period. Operations of the Group’s offline experience stores were adversely impacted by the quarantine measures in China, which resulted in temporary store closures from late January till early April. However, as revenue generated from experience stores accounted for less than 10% of the Group’s total revenue during 2019, the impact from the temporary store closures on the Group’s sales volume during such period was not material.

The Group’s online sales volume also witnessed slower-than-expected growth and higher-than-normal return rates in February due to the unavailability of, or significant delays in, delivery services during such period. Despite this slowdown, revenue generated through online channels continued to grow in the first half of 2020 compared with the same period in 2019. While the Group’s contract manufacturers, packaging supply partners, and other service partners had to operate at reduced capacity during such period, the Group was able to maintain sufficient levels of inventory and fulfillment capacity through the Group’s self-operated warehouses. Due to the overall consumer sentiment and weakening purchasing activities, the Group’s selling and marketing expenses as a percentage of total net revenues increased in the first half of 2020 compared to the same period in 2019.

Many of the quarantine measures within China have since been relaxed as of the date of this financial statements, and the Group, together with the Group’s contract manufacturers, packaging supply partners, and other business partners, have gradually resumed normal operations since early-March 2020 with the exception of the Group’s experience stores which opened in early April. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect the Group’s results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. Currently, there is no vaccine or specific anti-viral treatment for COVID-19 that is ready for massive usage. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. If the situation materially deteriorates in China or globally, the Group’s business, results of operations and financial condition could be materially and adversely affected.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

25. SUBSEQUENT EVENTS  (Continued)

Issuance of Preferred Shares

In March 2020, the Company repurchased 10,739,997 vested First Series of Restricted Shares, 42,959,988 Series Seed Preferred Shares and 15,035,996 Series A-2 Preferred Shares from the respective shareholders at an aggregate consideration of RMB 516,134, and then issued 53,699,985 Series Seed Preferred Shares and 15,035,996 Series A-2 Preferred Shares to other new shareholders for cash consideration of RMB 403,229 and RMB 112,904 respectively. At the same time, the Company issued 66,432,971 Series D Preferred Shares for an aggregate cash consideration of RMB 525,095.

In April 2020, the Company additionally issued 26,573,188 Series C Preferred Shares to its existing Series C Preferred Shareholders for an aggregate cash consideration of RMB 106,049.

In April 2020, the Company repurchased 6,443,998 vested Restricted Shares at nominal consideration from a founder. Concurrently, the Company issued the same numbers of Series Seed Preferred Shares to a holding company wholly owned by the same founder at nominal consideration.

In April 2020, the Company repurchased 23,835,256 vested Restricted Shares, 21,479,994 Series Seed Preferred Shares and 27,923,992 Series A-2 Preferred Shares from the respective existing shareholders, at consideration of RMB 178,876, RMB 161,203 and RMB 220,593 respectively and then issued 45,315,250 Series Seed Preferred Shares and 27,923,992 Series A-2 Preferred Shares to other new shareholders, for cash consideration of RMB 340,079 and RMB 220,593, respectively.

In July 2020, the Company repurchased 21,479,994 vested Restricted Shares for consideration of RMB 159,530. Concurrently, the Company issued 21,479,994 Series Seed Preferred Shares to one of its existing shareholders for a consideration of RMB 159,530.

Grant of options

From January 1, 2020 through August 18, 2020, the Company granted 128,924,350 options to its employees and directors, which are subject to both service and performance conditions.

26. UNAUDITED PRO FORMA BALANCE SHEET AND NET INCOME (LOSS) PER SHARE

Pursuant to the Company’s Memorandum and Articles of Association, the Company’s Preferred Shares will be automatically converted into ordinary shares upon the closing of an IPO. Also, all of the Founders’ Restricted Shares will vest immediately upon IPO, regardless of their original vesting schedule.

The unaudited pro forma balance sheet as of December 31, 2019 presents an adjusted financial position as if all Preferred Shares have been converted into ordinary shares at the conversion ratio of one for one, and all Founders’ Restricted Shares have been vested as of December 31, 2019. Accordingly, for such pro forma presentation, the carrying value of the Preferred Shares was

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

26. UNAUDITED PRO FORMA BALANCE SHEET AND NET INCOME (LOSS) PER SHARE  (Continued)

reclassified from Preferred Shares to ordinary shares and additional paid in capital, the carrying value of treasury shares, additional paid in capital and accumulated deficit were also adjusted to reflect the immediate recognition of share-based compensation expenses upon vesting of the Founders’ Restricted Shares.

The following table sets forth the computation of unaudited pro forma basic and diluted net income (loss) per share for the year ended December 31, 2019 after giving effect to the assumption that all Preferred Shares have been converted into ordinary shares as of the beginning of the year or the original date of issuance, if later, at the conversion ratio of one for one, and that all Founders’ Restricted Shares have been vested as of the beginning of the year or the grant date, if later. The pro forma net income (loss) attributable to ordinary shareholders was not adjusted for the immediate recognition of share-based compensation expenses upon vesting of the Founders’ Restricted Shares as it was considered nonrecurring.

Year ended December 31, 2019
RMB
Numerator:
Net loss attributable to ordinary shareholders	(45,080)
Pro forma effect of conversion of Preferred Shares
Reversal of accretion on Preferred Shares to redemption value	59,200
Reversal of deemed dividends due to modification of Preferred Shares	61,239

Pro forma net income (loss) attributable to ordinary shareholders	75,359

Denominator:
Denominator for basic calculation – weighted average number of ordinary shares outstanding	450,499,736
Pro forma effect of conversion of Preferred Shares	834,357,412
Pro forma effect of immediate vesting of Founders’ Restricted Shares	380,772,174

Denominator for pro forma basic net income (loss) per share calculation	1,665,629,322

Dilutive effect of share options	65,250,782

Denominator for pro forma diluted net income (loss) per share calculation	1,730,880,104

Pro forma basic net income (loss) per share attributable to ordinary shareholders	0.05
Pro forma diluted net income (loss) per share attributable to ordinary shareholders	0.04

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

26. UNAUDITED PRO FORMA BALANCE SHEET AND NET INCOME (LOSS) PER SHARE  (Continued)

The effects of share options with a performance condition of an IPO and the related share-based compensation expenses were excluded from the computation of basic and diluted pro-forma net income per share for the year ended December 31, 2019.

27. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities and the VIEs subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB 51,857 and RMB 419,545 as of December 31, 2018 and 2019. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.

For the years ended December 31, 2018 and 2019, the Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2018 and 2019 and the condensed financial information of the Company are required to be presented.

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

28. ADDITIONAL INFORMATION—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note 2(f))
Assets

Current assets
Cash and cash equivalents	213	406,511	59,873
Amounts due from related parties	87,898	654	96
Prepayments and other current assets	—	448	66

Total current assets	88,111	407,613	60,035

Investments in subsidiaries	47,501	683,001	100,595

Total assets	135,612	1,090,614	160,630

Liabilities
Current liabilities
Amounts due to subsidiaries	6	9,451	1,392
Accrued expenses and other liabilities	—	6,976	1,028
Amounts due to a related party	6,194	—	—

Total current liabilities	6,200	16,427	2,420

Total liabilities	6,200	16,427	2,420

Mezzanine equity
Series Seed convertible redeemable preferred shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares (collectively, the “Junior Preferred Shares”) (US$ 0.00001 par value; 450,382,000 shares and 390,032,725 shares authorized, issued and outstanding as of December 31, 2018 and 2019; redemption value of RMB 44,823 and RMB 40,492 as of December 31, 2018 and 2019, respectively.)	53,209	46,714	6,880
Series B-1 and B-2 Preferred Shares (US$ 0.00001 par value; 185,793,059 shares and 185,793,059 shares authorized, issued and outstanding as of December 31, 2018 and 2019; redemption value of RMB 85,776 and RMB 95,907 as of December 31, 2018 and 2019, respectively.)	85,319	93,944	13,836
Series B-3 Preferred Shares (US$ 0.00001 par value; 85,351,118 shares and 85,351,118 shares authorized, issued and outstanding as of December 31, 2018 and 2019; redemption value of RMB 48,929 and RMB 54,708 as of December 31, 2018 and 2019, respectively.)	49,359	54,279	7,994
Series B-3+ Preferred Shares (US$ 0.00001 par value; nil shares and 87,075,383 shares authorized, issued and outstanding as of December 31, 2018 and 2019; redemption value of nil and RMB 114,571 as of December 31, 2018 and 2019, respectively.)	—	110,500	16,275

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

28. ADDITIONAL INFORMATION—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS  (Continued)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note 2(f))
Series C Preferred Shares (US$ 0.00001 par value; nil shares and 206,907,594 shares authorized, issued and outstanding as of December 31, 2018 and 2019; redemption value of nil and RMB 835,972 as of December 31, 2018 and 2019, respectively.)	—	824,550	121,443

Total mezzanine equity	187,887	1,129,987	166,428

Shareholders’ equity (deficit)
Ordinary shares (US$ 0.00001 par value; 4,278,473,823 shares and 4,044,840,121 shares authorized, 773,926,180 shares and 914,575,197 shares issued, 379,711,180 and 567,335,222 shares outstanding as of December 31, 2018 and 2019, respectively), including:	47	56	8
Class A Ordinary shares (US$ 0.00001 par value; nil and 3,130,264,924 shares authorized, nil shares issued and outstanding as of December 31, 2018 and 2019, respectively)

Class B Ordinary shares (US$ 0.00001 par value, nil and 914,575,197 shares authorized, nil and 914,575,197 shares issued, nil and 567,335,222 shares outstanding as of December 31, 2018 and 2019, respectively)

Treasury shares	(23)	(20)	(3)
Additional paid-in capital	873	—	—
Retained earnings (Accumulated deficit)	(59,982)	(70,268)	(10,349)
Accumulated other comprehensive income (loss)	610	14,432	2,126

Total shareholders’ equity (deficit)	(58,475)	(55,800)	(8,218)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	135,612	1,090,614	160,630

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

28. ADDITIONAL INFORMATION—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY  (Continued)

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note 2(f))
Share of income (loss) of subsidiaries and VIEs	(38,108)	72,340	10,655

Total operating income (expenses)	(38,108)	72,340	10,655

Financial income (expenses)	(2)	3,019	446
Fair value loss on a forward liability	(2,014)	—	—

Net income (loss)	(40,124)	75,359	11,101

Accretion to Preferred Shares	(3,465)	(59,200)	(8,719)

Deemed dividends due to modification of Preferred Shares	(3,521)	(61,239)	(9,020)

Net income (loss) attributable to ordinary shareholders of the Company	(47,110)	(45,080)	(6,638)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note 2(f))
	(As Restated)	(As Restated)	(As Restated)
Net income (loss)	(40,124)	75,359	11,101
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax	240	13,822	2,036

Total comprehensive income (loss)	(39,884)	89,181	13,137

YATSEN HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share, per share data or otherwise noted)

28. ADDITIONAL INFORMATION—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY  (Continued)

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note 2(f))
Net Cash provided by (used in) Operating Activities	(65,011)	69,711	10,267

Capital injection to subsidiaries	(68,632)	(469,226)	(69,110)
Acquisition of business	—	(25,708)	(3,786)

Net Cash used in Investing Activities	(68,632)	(494,934)	(72,896)

Repurchase of Ordinary Shares	—	(37,804)	(5,568)
Repurchase of Preferred Shares	—	(70,300)	(10,354)
Repayment of a shareholder receivable resulting from Reorganization	—	20,000	2,946
Proceeds from issuance of Preferred Shares, net of issuance costs	134,750	909,273	133,921

Net Cash provided by Financing Activities	134,750	821,169	120,945

Effect of exchange rate changes on cash and cash equivalents	(894)	10,352	1,526

Net increase in cash and cash equivalents	213	406,298	59,842
Cash and cash equivalents at the beginning of the year	—	213	31

Cash and cash equivalents at the end of the year	213	406,511	59,873

NOTES OF THE CONDENSED FINANCIAL STATEMENT

(1) BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company has used the equity method to account for investments in its subsidiaries. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

(2) INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries were included in the consolidated financial statements where the inter-company transactions and balances were eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income (loss) from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.

YATSEN HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

		As of
	Note	December 31,	September 30,	September 30,	September 30,	September 30,
		2019	2020	2020	2020	2020
		RMB	RMB	US$	RMB	US$
				(Note 2(e))	Pro forma (Note 25)	Pro forma (Note 25)
Assets
Current assets
Cash and cash equivalents	4	676,579	1,954,328	287,841	1,954,328	287,841
Restricted cash	4	—	10,648	1,568	10,648	1,568
Short-term investment	5	10,000	—	—	—	—
Accounts receivable	6	265,302	328,099	48,324	328,099	48,324
Inventories, net	7	504,049	468,522	69,006	468,522	69,006
Prepayments and other current assets	8	115,231	271,404	39,973	271,404	39,973
Amounts due from related parties	21	664	350,337	51,599	350,337	51,599

Total current assets		1,571,825	3,383,338	498,311	3,383,338	498,311

Non-current assets
Investments	9	—	35,236	5,190	35,236	5,190
Property and equipment, net	10	109,410	277,684	40,898	277,684	40,898
Goodwill	11	20,596	20,596	3,033	20,596	3,033
Intangible assets, net	12	10,028	10,357	1,525	10,357	1,525
Deferred tax assets		4,233	341	50	341	50
Right-of-use assets, net		263,346	561,761	82,738	561,761	82,738
Other non-current assets	13	30,879	52,274	7,699	52,274	7,699

Total non-current assets		438,492	958,249	141,133	958,249	141,133

Total assets		2,010,317	4,341,587	639,444	4,341,587	639,444

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities
Short-term borrowing		—	10,000	1,473	10,000	1,473
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB 19,461 and RMB 16,323 as of December 31, 2019 and September 30, 2020, respectively)		400,542	403,969	59,498	403,969	59,498
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB 3,155 and RMB 6,941 as of December 31, 2019 and September 30, 2020, respectively)		3,177	7,217	1,063	7,217	1,063
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Group of RMB 12,120 and RMB 22,522 as of December 31, 2019 and September 30, 2020, respectively)	14	191,065	295,238	43,484	295,238	43,484
Amounts due to related parties	21	—	185,912	27,382	185,912	27,382
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Group of RMB 7,290 and RMB 960 as of December 31, 2019 and September 30, 2020, respectively)		74,644	20,046	2,952	20,046	2,952
Lease liabilities due within one year		93,915	201,118	29,621	201,118	29,621

Total current liabilities		763,343	1,123,500	165,473	1,123,500	165,473

YATSEN HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

		As of
	Note	December 31,	September 30,	September 30,	September 30,	September 30,
		2019	2020	2020	2020	2020
		RMB	RMB	US$	RMB	US$
				(Note 2(e))	Pro forma (Note 25)	Pro forma (Note 25)
Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB 1,742 and nil as of December 31, 2019 and September 30, 2020, respectively)		1,742	1,603	236	1,603	236
Lease liabilities		171,045	349,936	51,540	349,936	51,540

Total non-current liabilities		172,787	351,539	51,776	351,539	51,776

Total liabilities		936,130	1,475,039	217,249	1,475,039	217,249

Commitments and contingencies	23
Mezzanine equity
Series Seed convertible redeemable preferred shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares (collectively, the “Junior Preferred Shares”) (US$ 0.00001 par value; 390,032,725 shares and 458,864,970 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020; redemption value of RMB 40,492 and RMB 1,597,427 as of December 31, 2019 and September 30, 2020, respectively; nil shares (unaudited) outstanding on a pro forma basis as of September 30, 2020)		46,714	1,683,410	247,939	—	—
Series B-1 and B-2 Preferred Shares (US$ 0.00001 par value; 185,793,059 shares and 185,793,059 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020; redemption value of RMB 95,907 and RMB 100,568 as of December 31, 2019 and September 30, 2020, respectively; nil shares (unaudited) outstanding on a pro forma basis as of September 30, 2020)		93,944	101,073	14,886	—	—
Series B-3 Preferred Shares (US$ 0.00001 par value; 85,351,118 shares and 85,351,118 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020; redemption value of RMB 54,708 and RMB 57,366 as of December 31, 2019 and September 30, 2020, respectively; nil shares (unaudited) outstanding on a pro forma basis as of September 30, 2020)		54,279	58,346	8,593	—	—

YATSEN HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

		As of
	Note	December 31,	September 30,	September 30,	September 30,	September 30,
		2019	2020	2020	2020	2020
		RMB	RMB	US$	RMB	US$
				(Note 2(e))	Pro forma (Note 25)	Pro forma (Note 25)
Series B-3+ Preferred Shares (US$ 0.00001 par value; 87,075,383 shares and 87,075,383 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020; redemption value of RMB 114,571 and RMB 120,138 as of December 31, 2019 and September 30, 2020, respectively; nil shares (unaudited) outstanding on a pro forma basis as of September 30, 2020)		110,500	119,016	17,529	—	—
Series C Preferred Shares (US$ 0.00001 par value; 206,907,594 shares and 273,340,565 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020; redemption value of RMB 835,972 and RMB 1,139,841 as of December 31, 2019 and September 30, 2020, respectively; nil shares (unaudited) outstanding on a pro forma basis as of September 30, 2020)		824,550	1,452,887	213,987	—	—
Series D Preferred Shares (US$ 0.00001 par value; nil shares and 66,432,971 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020; redemption value of nil and RMB 517,683 as of December 31, 2019 and September 30, 2020, respectively; nil shares (unaudited) outstanding on a pro forma basis as of September 30, 2020)		—	537,417	79,153	—	—
Series E Preferred Shares (US$ 0.00001 par value; nil shares and 144,331,134 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020; redemption value of nil and RMB 1,545,144 as of December 31, 2019 and September 30, 2020, respectively; nil shares (unaudited) outstanding on a pro forma basis as of September 30, 2020)		—	1,551,865	228,565	—	—

Total mezzanine equity		1,129,987	5,504,014	810,652	—	—

Shareholders’ equity (deficit)
Ordinary Shares (US$ 0.00001 par value; 4,044,840,121 shares and 3,698,810,800 shares authorized, 914,575,197 shares and 1,125,734,563 shares issued, 567,335,222 and 748,661,981 shares outstanding as of December 31, 2019 and September 30, 2020, respectively; 2,256,203,776 shares (unaudited) outstanding on a pro forma basis as of September 30, 2020), including:		56	70	10	159	23

YATSEN HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

		As of
	Note	December 31,	September 30,	September 30,	September 30,	September 30,
		2019	2020	2020	2020	2020
		RMB	RMB	US$	RMB	US$
				(Note 2(e))	Pro forma (Note 25)	Pro forma (Note 25)

Class A Ordinary Shares (US $0.00001 par value; 3,130,264,924 and 2,737,958,194 shares authorized, nil shares and 164,881,957 shares issued, nil and 15,518,385 shares outstanding as of December 31, 2019 and September 30, 2020, respectively; 1,316,707,585 shares (unaudited) outstanding on a pro forma basis as of September 30, 2020)

Class B Ordinary Shares (US$ 0.00001 par value, 914,575,197 and 960,852,606 shares authorized, 914,575,197 and 960,852,606 shares issued, 567,335,222 and 733,143,596 shares outstanding as of December 31, 2019 and September 30, 2020, respectively; 939,496,191 shares (unaudited) outstanding on a pro forma basis as of September 30, 2020)

Treasury shares		(20)	(22)	(3)	—	—
Additional paid-in capital		—	—	—	6,697,861	986,487
Statutory reserve		19,322	19,322	2,846	19,322	2,846
Retained earnings (Accumulated deficit)		(89,590)	(2,643,505)	(389,347)	(3,837,463)	(565,198)
Accumulated other comprehensive income (loss)		14,432	(13,331)	(1,963)	(13,331)	(1,963)

Shareholders’ equity (deficit)		(55,800)	(2,637,466)	(388,457)	2,866,548	422,195

Total liabilities, mezzanine equity and shareholders’ equity (deficit)		2,010,317	4,341,587	639,444	4,341,587	639,444

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

YATSEN HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

		For the Nine Months Ended September 30,
	Note	2019	2020	2020
		RMB	RMB	US$
				(Note 2(e))
Total net revenues	15	1,888,930	3,271,572	481,850
Total cost of revenues		(677,581)	(1,208,557)	(178,001)

Gross profit		1,211,349	2,063,015	303,849

Operating expenses:
Fulfilment expenses		(186,908)	(280,337)	(41,290)
Selling and marketing expenses		(804,936)	(2,033,752)	(299,539)
General and administrative expenses		(137,443)	(856,843)	(126,199)
Research and development expenses		(9,768)	(40,902)	(6,024)

Total operating expenses		(1,139,055)	(3,211,834)	(473,052)

Income (loss) from operations		72,294	(1,148,819)	(169,203)
Financial income		608	9,021	1,329
Foreign currency exchange losses		(61)	(736)	(108)
Other non-operating expenses		(1,032)	(8,054)	(1,186)

Income (loss) before income tax expenses		71,809	(1,148,588)	(169,168)
Income tax expenses	16	(42,666)	(8,623)	(1,270)

Net income (loss)		29,143	(1,157,211)	(170,438)
Accretion to Preferred Shares		(31,766)	(176,905)	(26,055)
Deemed dividends to Preferred Shareholders due to modification of Preferred Shares		(61,239)	(1,054,220)	(155,270)

Net income (loss) attributable to ordinary shareholders of Yatsen Holding Limited (the “Company”)		(63,862)	(2,388,336)	(351,763)

Net income (loss) per share attributable to ordinary shareholders of the Company:
Net income (loss) per ordinary share-basic	20	(0.16)	(4.09)	(0.60)
Net income (loss) per ordinary share-diluted	20	(0.16)	(4.09)	(0.60)
Weighted average number of Ordinary Shares used in computing net income (loss) per share
Ordinary Shares—basic	20	411,126,605	583,275,259	583,275,259
Ordinary Shares—diluted	20	411,126,605	583,275,259	583,275,259

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

YATSEN HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share, per share data or otherwise noted)

		For the Nine Months Ended September 30,
	Note	2019	2020	2020
		RMB	RMB	US$
				(Note 2(e))
Net income (loss)		29,143	(1,157,211)	(170,438)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax		21,986	(27,763)	(4,089)

Total comprehensive income (loss)		51,129	(1,184,974)	(174,527)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

YATSEN HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands, except for share, per share data or otherwise noted)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory Reserve	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Note	Shares	Amount	Shares	Amount
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019		773,926,180	47	(394,215,000)	(23)	873	—	(59,982)	610	(58,475)
Issuances of Restricted Shares to Founders		157,846,049	10	(157,846,049)	(10)	—	—	—	—	—
Share-based compensation of Founders’ Restricted Shares	19(a)	—	—	204,821,074	13	29,760	—	2,511	—	32,284
Repurchases of Ordinary Shares	19(b)	(17,197,032)	(1)	—	—	(41,061)	—	—	—	(41,062)
Deemed share-based compensation related to repurchases of Ordinary Shares	19(b)	—	—	—	—	10,428	—	13,730	—	24,158
Deemed dividend to Preferred Shareholders due to modification of Preferred Shares	18(a)	—	—	—	—	—	—	(61,239)	—	(61,239)
Accretion on Preferred Shares to redemption value		—	—	—	—	—	—	(31,766)	—	(31,766)
Net income (loss)		—	—	—	—	—	—	29,143	—	29,143
Foreign currency translation adjustment		—	—	—	—	—	—	—	21,986	21,986

Balance as of September 30, 2019		914,575,197	56	(347,239,975)	(20)	—	—	(107,603)	22,596	(84,971)

Balance as of January 1, 2020		914,575,197	56	(347,239,975)	(20)	—	19,322	(89,590)	14,432	(55,800)
Issuances of Restricted Shares to Founders		93,753,239	6	(93,753,239)	(6)	—	—	—	—	—
Share-based compensation of Founders’ Restricted Shares	19(a)	—	—	234,640,619	16	66,306	—	—	—	66,322
Repurchases of Ordinary Shares	19(b)	(62,388,247)	(4)	—	—	(351,328)	—	(132,290)	—	(483,622)
Deemed share-based compensation related to repurchases of Ordinary Shares	19(b)	—	—	—	—	146,294	—	—	—	146,294
Issuances of shares due to exercise of share options	19(d)	15,518,385	1	—	—	(1)	—	—	—	—
Share-based compensation related to accelerated vesting of share options	19(d)	—	—	—	—	138,729	—	—	—	138,729
Issuances of shares to Share Incentive Plan Trust	19(e)	170,719,987	12	(170,719,987)	(12)	—	—	—	—	—
Deemed dividend to Preferred Shareholders due to modification of Preferred Shares	18(a)	—	—	—	—	—	—	(1,054,220)	—	(1,054,220)
Deemed repurchase of Ordinary Shares resulting from redesignation of Founder’s Ordinary Shares to Preferred Shares	18(b)	(6,443,998)	(1)	—	—	—	—	(33,289)	—	(33,290)
Accretion on Preferred Shares to redemption value		—	—	—	—	—	—	(176,905)	—	(176,905)
Net income (loss)		—	—	—	—	—	—	(1,157,211)	—	(1,157,211)
Foreign currency translation adjustment		—	—	—	—	—	—	—	(27,763)	(27,763)

Balance as of September 30, 2020		1,125,734,563	70	(377,072,582)	(22)	—	19,322	(2,643,505)	(13,331)	(2,637,466)

YATSEN HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Nine Months Ended September 30,
	2019	2020	2020
	RMB	RMB	US$
			(Note 2(e))
Cash Flows from Operating Activities
Net income (loss)	29,143	(1,157,211)	(170,438)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	5,511	47,791	7,039
Amortization of intangible assets	570	1,150	169
Share-based compensation	56,442	656,824	96,740
Amortization of right-of-use assets	31,171	108,777	16,021
Inventory provision	707	80,871	11,911
Deferred income tax (benefits) expenses	(61)	3,753	553
Loss on disposal of intangible assets	—	27	4
Loss on disposal of property and equipment	222	11,515	1,696
Provision for expected credit loss	—	2,643	389
Changes in operating assets and liabilities:
Accounts receivable	(125,444)	(62,797)	(9,249)
Prepayments and other current assets	(85,235)	(157,384)	(23,180)
Inventories	(340,669)	(45,344)	(6,678)
Other non-current assets	(11,707)	(21,395)	(3,151)
Amount due from related parties	66,692	(564)	(83)
Amount due to related parties	—	6,771	997
Accounts payable	336,070	3,427	505
Accrued expenses and other liabilities	42,780	71,533	10,536
Advances from customers	5,383	4,040	595
Income tax payables	42,685	(54,598)	(8,041)
Lease liabilities	(26,110)	(121,096)	(17,838)

Net Cash provided by (used in) Operating Activities	28,150	(621,267)	(91,503)

Cash Flows from Investing Activities
Purchases of intangible assets	(2,085)	(1,506)	(222)
Purchases of property and equipment	(64,600)	(191,184)	(28,158)
Proceeds from disposal of property and equipment	—	470	69
Sales of short-term investment	—	10,000	1,473
Acquisition of businesses, net of cash and cash equivalents acquired	(29,412)	(3,196)	(471)
Cash paid for non-current investments	—	(35,552)	(5,236)

Net Cash used in Investing Activities	(96,097)	(220,968)	(32,545)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	14,417	10,000	1,473
Repayments for short-term borrowings	(17,317)	—	—
Proceeds from issuance of Preferred Shares, net of issuance costs	874,467	3,522,855	518,860
Repayment of a shareholder receivable resulting from Reorganization	20,000	—	—
Repurchases of Ordinary Shares	(45,795)	(301,069)	(44,343)
Repurchases of Preferred Shares	(70,300)	(1,076,771)	(158,591)

Net Cash provided by Financing Activities	775,472	2,155,015	317,399

Effect of exchange rate changes on cash and cash equivalents and restricted cash	18,801	(24,383)	(3,591)

Net increase in cash and cash equivalents and restricted cash	726,326	1,288,397	189,760
Cash and cash equivalents and restricted cash at the beginning of the period	25,062	676,579	99,649

Cash and cash equivalents and restricted cash at the end of the period	751,388	1,964,976	289,409

Supplemental disclosures of cash flow information
Income taxes paid	(43)	(59,437)	(8,754)
Cash paid for interest	(426)	(93)	(14)
Supplemental schedule of non-cash investing and financing activities
Payables for purchases of property and equipment	12,873	36,854	5,428
Consideration payable for business combination	3,196	—	—
Deemed repurchase of Ordinary Shares resulting from redesignation of Founder’s Ordinary Shares to Preferred Shares	—	35,142	5,176
Payables for repurchases of Ordinary Shares	—	179,141	26,385
Receivables for issuance of Preferred Shares, net of issuance costs	21,219	349,017	51,405

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, per share data or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION

(a) Principal activities

Yatsen Holding Limited (the “Company”, previously known as Mangrove Bay Ecommerce Holding(Cayman)) was incorporated in the Cayman Islands on September 12, 2016. The Company, through its consolidated subsidiaries, VIEs and VIE’s subsidiaries, collectively referred to as the “Group”, is primarily engaged in selling color cosmetics and is a consumer-centric, technology and data-driven beauty platform in the People’s Republic of China (“the PRC”).

As of September 30, 2020, details of the Company’s principal subsidiaries and VIE were as follows:

	Place of incorporation	Date of incorporation	Percentage of beneficial ownership	Principal activities
Wholly owned subsidiaries:
Guangzhou Yatsen Global Co., Ltd. (“Guangzhou Yatsen”)	PRC	July 29, 2015	100%	Cosmetics Sales
Guangzhou Yatsen Cosmetics Co., Ltd.	PRC	March 24, 2017	100%	Cosmetics Sales
Guangzhou Yiyan Cosmetics Co., Ltd.	PRC	April 15, 2019	100%	Cosmetics Sales
Aoyan (Shanghai) Cosmetics Trading Co., Ltd. (“Aoyan”)	PRC	June 4, 2019	100%	Cosmetics Sales

VIE:
Huizhi Weimei (Guangzhou) Trading Co., Ltd. (“HZ VIE”)	PRC	February 22, 2019	100%	Cosmetics Sales

(b) Reorganization

The Group commenced its business operations in July 2016 through Guangzhou Yatsen, a PRC company.

Guangzhou Yatsen completed several rounds of financing in 2017 and 2018 (refer to Note 18). To facilitate offshore financing, an offshore corporate structure was formed in September 2018 (the “Reorganization”), which was carried out as follows:

(1) In September 2016, the Company was incorporated in the Cayman Islands, and established Yatsen (HK) Limited (“Yatsen HK”) in Hong Kong as a wholly owned subsidiary of the Company;

(2) In September 2018, Yatsen HK acquired 100% of the equity interests in Guangzhou Yatsen from its shareholders with nil consideration;

(3) The Company concurrently issued Ordinary Shares, Series Seed Preferred Shares and Series A-1 Preferred Shares to shareholders of Guangzhou Yatsen or their affiliates, substantially in proportion to their previous respective equity interests in Guangzhou Yatsen prior to the reorganization.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION  (Continued)

(b) Reorganization  (Continued)

As the shareholdings in the Company and Guangzhou Yatsen were with a high degree of common ownership immediately before and after the Reorganization, the transaction of the Reorganization was determined to be a recapitalization and accounted for in a manner similar to a common control transaction.

The assets and liabilities have been stated at historical carrying amounts. The number of outstanding shares in the unaudited interim condensed consolidated balance sheets, the unaudited interim condensed consolidated statements of changes in shareholders’ equity (deficit), and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented to be comparable with the final number of shares issued in the Reorganization. Accordingly, the effect of the Ordinary Shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

(c) VIE Arrangements between the VIEs and the Company’s PRC subsidiary

To comply with the relevant PRC laws and regulations, the Group operates its internet-based business, in which foreign investment is restricted or prohibited, through its VIEs. The Group obtained the control of the VIEs by entering into a series of contractual arrangements with the VIEs or their equity holders as follows:

Powers of Attorney

The shareholders of VIEs, have each executed a power of attorney to irrevocably appoint Guangzhou Yatsen or its designated person as their attorney-in-fact to exercise all of their rights as shareholders of VIEs, including, but not limited to, the right to convene and attend shareholder meetings, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of VIEs. The power of attorney will remain in force for so long as the controlling shareholders remain the shareholders of VIEs.

Exclusive Technology Consulting and Service Agreement

Under the exclusive technology consulting and service agreement between Guangzhou Yatsen and VIEs, Guangzhou Yatsen has the exclusive right to provide to VIEs technology consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. Guangzhou Yatsen has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. In exchange, VIEs agree to pay Guangzhou Yatsen an annual service fee, at an amount that is agreed by Guangzhou Yatsen. Unless Guangzhou Yatsen provides valid notice of termination 30 days prior to the term of agreement ending, this agreement will remain effective for 10-years to be automatically renewed for another 10 years thereafter.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION  (Continued)

(c) VIE Arrangements between the VIEs and the Company’s PRC subsidiary  (Continued)

Equity Pledge Agreement

Pursuant to the equity pledge agreement among Guangzhou Yatsen, VIEs, and the shareholders of VIEs, the shareholders pledged all of their equity interests in VIEs to guarantee their and VIEs’ performance of their obligations under the contractual arrangements including the exclusive technology consulting and service agreement, the exclusive option agreement and the power of attorney. In the event of a breach by VIEs or their shareholders of contractual obligations under these agreements, Guangzhou Yatsen, as pledgee, will have the right to dispose of the pledged equity interests in VIEs. The shareholders of VIEs also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, Guangzhou Yatsen has the right to receive all of the dividends and profits distributed on the pledged equity interests. As of the date of this prospectus, the equity pledge for the Company’s variable interest equity has been registered with local PRC authorities.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement between Guangzhou Yatsen, VIEs and their shareholders, the shareholders of VIEs irrevocably grant Guangzhou Yatsen an exclusive option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of the equity interests in VIEs. The purchase price shall be the lowest price permitted by applicable PRC law. In addition, VIEs have granted Guangzhou Yatsen an exclusive option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of VIEs’ assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The shareholders of VIEs undertake that, without the Company’s prior written consent or the prior written consent of Guangzhou Yatsen, they may not increase or decrease the registered capital, dispose of its assets, incur any debt or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive call option agreement will remain effective until all equity interest in VIEs held by their shareholders and all assets of VIEs are transferred or assigned to Guangzhou Yatsen or its designated representatives.

Under Generally Accepted Accounting Principles in the United States (“US GAAP”), VIEs are considered to be a consolidated VIE in which the Company bears the risks of, and enjoys the rewards normally associated with, ownership of the entity. Therefore, the Company is the primary beneficiary of the entity. Through these contractual agreements, the Company has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs. Therefore, the Company is the ultimate primary beneficiary of the VIEs and the financial results of the VIEs are included in the Group’s unaudited interim condensed consolidated financial statements. The Company’s PRC variable interest entity, HZ VIE, holds an ICP license and developed e-commerce platforms for business.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION  (Continued)

(c) VIE Arrangements between the VIEs and the Company’s PRC subsidiary  (Continued)

The following unaudited interim condensed consolidated financial information of the consolidated VIEs is included in the accompanying unaudited interim condensed consolidated financial statements:

	As of
	December 31,	September 30,
	2019	2020
	RMB	RMB
Cash and cash equivalents	3,022	5,693
Accounts receivable	9,492	8,833
Inventories, net	14,683	1,197
Prepayments and other current assets	11,772	14,290

Total current assets	38,969	30,013

Property and equipment, net	2,036	17,144
Goodwill	20,596	—
Intangible assets, net	6,997	—
Deferred tax assets	133	133
Other non-current assets	—	601

Total non-current assets	29,762	17,878
Total assets	68,731	47,891

Accounts payable	19,461	16,323
Advances from customers	3,155	6,941
Accrued expenses and other liabilities	12,120	22,522
Income tax payables	7,290	960

Total current liabilities	42,026	46,746
Deferred tax liabilities	1,742	—

Total liabilities	43,768	46,746

	Nine Months ended September 30,
	2019	2020
	RMB	RMB
Net revenues	106,000	766,357
Net income (loss)	(7,242)	(124,275)

Net cash provided by operating activities	2,199	21,703

Net cash used in investing activities	—	(16,429)

Net cash used in financing activities	—	(2,603)

Net increase in cash and cash equivalents	2,199	2,671

(1)

Aoyan was acquired through a series of contractual arrangements entered on June 4, 2019 that enabled the Group to control Aoyan and to receive all rewards associated with equity ownership. The Group subsequently entered a series of VIE arrangements described in note 1.(c) to replace

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

1. PRINCIPAL ACTIVITIES AND REORGANIZATION  (Continued)

(c) VIE Arrangements between the VIEs and the Company’s PRC subsidiary  (Continued)

the above contracts on May 8, 2020. The Group acquired 100% of the equity interest of Aoyan for no consideration on July 17, 2020 and terminated all VIE arrangements for Aoyan. Therefore, Aoyan was treated as one of the Group’s consolidated VIEs for the period from June 4, 2019 to July 17, 2020. Financial information of Aoyan after July 17, 2020 was excluded from the unaudited interim condensed consolidated financial information of the consolidated VIEs disclosed above.

In accordance with the aforementioned agreements, the Company has the power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of September 30, 2020. As VIEs were incorporated as limited liability Companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIE where the Company has variable interest but is not the primary beneficiary. The Group believes that the contractual arrangements among its shareholders and Guangzhou Yatsen comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms. The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and Guangzhou Yatsen has to vote on all matters requiring shareholder approval in VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements, as restated on September 25, 2020 for the effects of the restatement discussed in note 2(b) to the audited financial statements, and include all adjustments as necessary for the fair statement of the Group’s financial position as of September 30, 2020, results of operations and cash flows for the nine months ended September 30, 2019 and 2020. The unaudited interim condensed consolidated balance sheet at December 31, 2019 has been derived from the audited financial statements at that date but does not include all the

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(a) Basis of presentation  (Continued)

information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the years ended December 31, 2018 and 2019. The accounting policies applied, other than the adoption of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) as disclosed in Note 2(j), are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the nine months ended September 30, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b) Basis of consolidation

The Group’s unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

(c) Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements include revenue recognition, useful life for depreciation and amortization, impairment of goodwill, allowance for doubtful accounts/expected credit provision, inventory provision, fair value of preferred shares, determination of share-based compensation expenses, valuation allowance for deferred tax assets, the discount rate for lease. Actual results could differ from those estimates, and such differences may be material to the unaudited interim condensed consolidated financial statements.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(c) Use of estimates  (Continued)

Beginning in January 2020, the outbreak of novel Coronavirus (“COVID-19”) has severely impacted China and the rest of the world. The Group’s business and operations have also been affected as a result. As a result of uncertainty and frequently changing information regarding the COVID-19 pandemic and its impact on global economic conditions, estimates may change frequently and in the near term, especially for inventory provision. Due to market conditions and consumer demand being less favorable than the Group expected as a result of the impacts of COVID-19, the Group recorded an inventory provision of RMB 80,323 as of September 30, 2020.

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong and Cayman Islands is United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the unaudited interim condensed consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (loss) in the consolidated statement of comprehensive income (loss).

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at period-end are recognized in foreign currency exchange gains (losses), net in the consolidated statement of operations.

(e) Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operations, unaudited interim condensed consolidated statements of comprehensive income (loss) and unaudited interim condensed consolidated statements of cash flows from RMB into US$ as of and for the nine months ended September 30, 2020 are solely for the convenience of the reader and were calculated at the noon buying rate of US$ 1.00 = RMB 6.7896 on September 30, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(f) Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, and all highly liquid investments with original maturities of three months or less.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the unaudited interim condensed consolidated balance sheets, and is not included in the total cash and cash equivalents in the unaudited interim condensed consolidated statements of cash flows. The Group’s restricted cash represents the secured deposits held in designated bank accounts for issuance of letter of credit.

(g) Restricted cash

Restricted cash primarily represents bank deposits for letter of credit amounting to RMB 10,000 as of September 30, 2020. The Group did not have any restricted cash as of December 31, 2019.

(h) Short-term investments

For short-term investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the unaudited interim condensed consolidated statements of operations.

(i) Accounts receivable, net

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The accounts receivable mainly include receivables from platform distributor customers as well as receivables from independent payment channels or payment channel functions operated by platforms, who collect from end customers on behalf of the Group before the Group’s delivery of products (“Payment Channels”). The receivable from platform distributor customers is settled in accordance with credit terms mutually agreed. The receivable from Payment Channels is settled based upon pre-agreed days after the Group delivers products to end customers, or when customers confirm their receipts of products, whichever is earlier.

The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Before January 1, 2020, the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay. From January 1, 2020, the Group determines the expected credit loss provisions based on ASC Topic 326, detailed as note 2(j).

(j) Expected credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(j) Expected credit losses  (Continued)

losses. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach did not have a material impact in retained earnings (accumulated deficit).

The Group’s accounts receivable and other receivables classified as other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

The Group’s accounts receivable primarily include (i) receivables from the e-commerce platform distributors who sell products to their end customers on prepayment term and therefore are subject to limited credit loss from their customers, and (ii) receivables from Payment Channels who collect from the Group’s end customers on behalf of the Group before the delivery of products. Under such common industry practice, and also considering the fact that there was no bad debt expense incurred historically, the Group expected no significant expected credit loss to incur for accounts receivable.

For the nine months ended September 30, 2020, the Group recorded RMB 2,643 expected credit loss expense in general and administrative expenses for other receivables.

No allowance was made for the accounts receivable and other receivables for the nine months ended September 30, 2019.

(k) Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The provision is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provision may be required that could

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(k) Inventories, net  (Continued)

negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously provided for are eventually sold.

(l) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives and residual value.

Category	Estimated useful lives
Machinery	3 years
Electronic equipment	3 years
Office furniture and equipment	3 years
Vehicles	4 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. The Group recognizes the gain or loss on the disposal of property and equipment in the unaudited interim condensed consolidated statements of operations.

Construction in progress represents direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use. The costs of construction in progress are transferred to specific property and equipment accounts and the depreciation of these assets commences when the assets are ready for their intended use.

(m) Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets is as follows:

Category	Estimated useful lives
Trademarks	9 - 10 years
Software	5 years

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(n) Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

Goodwill assessment for impairment is performed on at least an annual basis in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Prior to the adoption of ASU No. 2017-04, the Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of each reporting unit.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment by removing Step 2. An entity will, therefore, perform the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform a qualitative assessment to determine if the quantitative impairment test is necessary. The initial impact of applying ASU 2017-04 on the unaudited interim condensed consolidated financial statements has no impact to the retained earnings (accumulated deficit) as of January 1, 2020.

(o) Investments

1)	Equity investments accounted for using the equity method

The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment.

2)	Equity investments without readily determinable fair values

The Company elected to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(o) Investments  (Continued)

price changes, and will report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

(p) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

(q) Leases

(a) As a lessee

(i) Operating lease

The Group includes a right-of-use asset and lease liability related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. All of the Group’s leases are operating leases. Operating lease assets are included within right-of-use assets, and the corresponding lease liabilities are included in either current or long-term liabilities.

The Group has lease agreements with lease and non-lease components, and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component. The Group has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(q) Leases  (Continued)

Because most of the Group’s leases do not provide an implicit rate of return, the Group uses the Group’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

(r) Mezzanine equity

Mezzanine equity represents the Preferred Shares issued by the Company. The Preferred Shares are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore, the Group classifies all of the Preferred Shares as mezzanine equity (Note 18).

In accordance with ASC 480-10, the mezzanine equity is initially measured based on its fair value at date of issue. The Preferred Shares are redeemable at the holder’s option after a specified number of years listed as below:

Series	Redemption Start Date
Seed, A-1, A-2, B-1, B-2, C, D, E	March 25, 2024
B-3	October 22, 2023
B-3+	February 25, 2024

The Preferred Shares can be converted either voluntarily before a qualified initial public offering (“Qualified IPO”, referring to a public offering of Ordinary Shares of the Company registered under the Securities Act and with an implied pre-money valuation of US$5,000,000 or more) or automatically upon a Qualified IPO. The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument using the interest method.

According to ASC-480-10-S99-2, where fair value at date of issue is less than the mandatory redemption amount, the carrying amount is to be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. Each increase in carrying amount is to be recorded as charges against retained earnings or, in the absence of retained earnings, as charges against additional paid-in capital until additional paid-in capital is reduced to zero.

(s) Revenue recognition

The Group adopted ASC 606 for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of Topic 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(s) Revenue recognition  (Continued)

obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenues are primarily derived from (i) sales of the Group’s products to third party platform distributor customers who then sell to end customers and (ii) sales of the Group’s products to end customers directly through the Group’s online stores run on third-party e-commerce platforms and through offline stores operated by the Group. Refer to Note 15 to the unaudited interim condensed consolidated financial statements for disaggregation of the Group’s revenues for the nine months ended September 30, 2019 and 2020.

The Group enters into two types of agreements with third-party ecommerce platforms:

1)	Distribution Agreements

Under the distribution agreements, the platform distributor customers purchase products from the Group and sell to end customers under the platform distributor customer’s name. According to the agreements, the platform distributor customers take control of the products and are entitled to rights of return and price protection. After taking control of the products, the platform distributor customer is responsible for selling and fulfilling all obligations in its sales contracts with end customers, including delivering the products and providing customer support. Under the distribution agreement, the Group has a sale contract with the platform distributor customer and has no sales contract with the end customers. Based on these indicators, the Group determined the e-commerce platform distributors (as opposed to the end customers) as its customers according to ASC 606-10-55-39.

2)	Platform Service Agreements

Under the platform service agreements, the Group sets up online stores on the platforms to sell the Group’s product to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge the Group service fees based on the Group’s sales through the online stores. The Group enters sale contracts directly with the end customers. The platforms do not take control of the goods and have no sale contract with end customers. The Group is responsible for selling and fulfilling all obligations according to its sales contracts with end customers, including delivering products and providing customer support. Accordingly, the Group determined the end customers (as opposed to the platforms) as its customers according to ASC 606-10-55-39. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods.

The Group identifies its performance obligation to both e-commerce platform distributor customers and end customers as to transfer the control of the products ordered to the customers. Contracts with customers may include multiple performance obligations if there is a need to separate one order into multiple deliveries. In those scenarios, transaction price will be allocated to different performance obligations based on relative standalone selling prices.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(s) Revenue recognition  (Continued)

The Group recognizes revenue from sales to e-commerce platform distributors upon delivery of the products to e-commerce platform distributors’ warehouses in an amount equal to the contract sales prices less estimated sales allowances for sales returns, rebates and price protection. The Group recognizes revenues from sales to end customers upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns. The estimated sales allowances for sales returns, rebates, incentives and price protection at December 31, 2019 and September 30, 2020 were RMB 5,591 and RMB 4,925, respectively.

Reconciliation of contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2019 and September 30, 2020.

Sales to e-commerce platform distributor customers are on credit terms, and receivables are recorded upon recognizing revenues. Sales through on line stores on the platforms are prepaid by the end customers to, before the Group delivers the products, Payment Channels, who settled to the Group based upon pre-agreed days after the Group delivers products to end customers, or when the customers confirm their receipts of products, whichever is earlier.

As of December 31, 2019 and September 30, 2020, accounts receivable were RMB 265,302 and RMB 328,099, respectively. No expected credit loss provision was provided for the periods presented.

A contract liability is recorded when the Group’s obligation to transfer goods to a customer has not yet occurred but for which the Group has received consideration from the customer. The Group presents such amounts as advances from customers on the unaudited interim condensed consolidated balance sheet.

As of December 31, 2019 and September 30, 2020, advances from customers were RMB 3,177 and RMB 7,217, respectively. All contract liability balances at the beginning of the years were recognized as revenue in the following year due to generally short-term duration of contracts.

During the nine months ended September 30, 2019 and 2020, the Group did not have any revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(s) Revenue recognition  (Continued)

Practical Expedients

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

Payment terms with platform distributor customers and Payment Channels generally require settlement within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

The Group generally expenses sales commissions when incurred because the amortization period is one year or less. These costs are recorded within sales and marketing expenses.

(t) Cost of revenues

Cost of revenues consists primarily of material costs, consignment manufacturing cost and related costs that are directly attributable to the production of products.

(u) Fulfilment expenses

Fulfilment expenses primarily represent expenses incurred for warehousing, shipping and delivering products to customers, mainly including rental and personnel costs for warehouses as well as third party shipping costs.

(v) Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, (ii) platform commission, (iii) personnel costs for sales and marketing staff and (iv) rental, depreciation expenses, personnel and other costs for offline experience stores. For the nine months ended September 30, 2019 and 2020, advertising and marketing promotion expenses totalled to RMB 614,211 and RMB 1,293,260, respectively.

(w) Research and development expenses

Research and development expenses primarily consist of personnel costs for research and development staff, general expenses and depreciation expenses associated with research and development activities.

(x) General and administrative expenses

General and administrative expenses consist of personnel costs including share-based compensation expenses and other expenses which are related to the general corporate functions,

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(x) General and administrative expenses  (Continued)

including accounting, finance, tax, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

(y) Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue and pay the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and welfare benefits, as part of the personnel costs, included as expenses in the accompanying unaudited interim condensed consolidated statement of operations amounted to RMB 11,973 and RMB 30,894 for the nine months ended September 30, 2019 and 2020, respectively.

(z) Share-based compensation

The Group grants restricted shares to the Founders and share options to its management and other key employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the straight line method, net of estimated forfeitures, if any, over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as a performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method.

The fair value of the restricted shares was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its Ordinary Shares and its operating history and prospects at the time the grants were made. The fair value of share options is estimated on the grant date using the Binomial option pricing model. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive these awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(aa) Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the unaudited interim condensed consolidated statements of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its unaudited interim condensed consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the nine months ended September 30, 2019 and 2020. As of December 31, 2019 and September 30, 2020, the Group did not have any significant unrecognized uncertain tax positions.

The Company adopted ASC 740-270-30-36 approach for interim period tax computation and reporting. Interim period tax (or benefit) related to unaudited interim condensed consolidated ordinary income (or loss) for the year to date is computed using one overall estimated annual effective tax rate, except for jurisdiction if a subsidiary anticipates an ordinary loss for the fiscal year or has an ordinary loss for the year to date.

(ab) Comprehensive income (loss)

Comprehensive income (loss) consists of two components: net income (loss) and other comprehensive income (loss), net of tax. Other comprehensive income (loss) refers to revenue, expenses, and gains and losses that are recorded as an element of stockholders’ equity (deficit) but are excluded from net income. The Group’s other comprehensive income (loss) consist of foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency. Comprehensive income (loss) is reported in the unaudited interim condensed consolidated statements of comprehensive income (loss).

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(ac) Statutory reserves

The Company’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprises are required to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including a general reserve fund, an enterprise expansion fund and a staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIEs registered as Chinese domestic companies must make appropriations from annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The uses of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can the reserves be distributed except under liquidation.

The Group did not make any appropriation to its general reserve fund, statutory surpluses fund, discretionary surplus fund, and the staff bonus and welfare fund for the nine months ended September 30, 2019 and 2020, respectively.

(ad) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, considering the accretion of redemption feature related to the Company’s Preferred Shares (Note 18), by the weighted average number of Ordinary Shares outstanding during the period using the two-class method. Under this method, net income is allocated between Ordinary Shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(ad) Income (loss) per share  (Continued)

average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of Ordinary Shares issuable upon the conversion of Preferred Shares, using the if-converted method, and shares issuable upon the exercise of share options and the vesting of restricted shares using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income (loss) per share calculation when inclusion of such share would be anti-dilutive.

(ae) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(af) Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors/Chief-Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns substantially all of the revenues from external customers attributed to the PRC.

(ag) Newly issued accounting pronouncements

Impact of newly adopted accounting pronouncement

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments—Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach as detailed in note 2(j).

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract. The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The ASU is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASU is either retrospective or prospective. The Group adopted the ASU on January 1, 2020, which did not have a material impact on the consolidated financial statements.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(ag) Newly issued accounting pronouncements  (Continued)

Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2021. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

3. CONCENTRATION AND RISKS

(a) Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

3. CONCENTRATION AND RISKS  (Continued)

(b) Credit risk

The Group’s credit risk arises from cash, cash equivalents and restricted cash, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with cash, cash equivalents and restricted cash and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable are typically unsecured and are derived from revenue earned through third party consumers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

(c) Concentration of customers and suppliers

There were no customers which individually represented greater than 10% of the total net revenue for the nine months ended September 30, 2019. There were accounts receivable due from one of the Payment Channels, and due from two platform distributor customers which individually represented greater than 10% and totally contributed to 89% of the Group’s total accounts receivable as of December 31, 2019.

There were no customers which individually represented greater than 10% of the total net revenue for the nine months ended September 30, 2020. There were accounts receivable due from one of the Payment Channels, and due from two platform distributor customers which individually represented greater than 10% and totally contributed to 77% of the Group’s total accounts receivable as of September 30, 2020.

There were purchases from two suppliers which individually represented greater than 10% and totally contributed to 53% of the total purchases amount for the nine months ended September 30, 2019 and the corresponding accounts payable due to these two suppliers individually represented greater than 10% and totally contributed to 50% of the Group’s total accounts payable as of December 31, 2019.

There were purchases from three suppliers which individually represented greater than 10% and totally contributed to 59% of the total purchases amount for the nine months ended September 30, 2020 and the corresponding accounts payable due to these three suppliers individually represented greater than 10% and totally contributed to 52% of the Group’s total accounts payable as of September 30, 2020.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

4. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2019 and September 30, 2020 primarily consist of the following currencies:

	As of December 31, 2019		As of September 30, 2020
	Amount	RMB	Amount	RMB
Cash and cash equivalents:
RMB	97,713	97,713	89,122	89,122
US$	82,977	578,866	273,822	1,864,756
SGD	—	—	74	370
EUR	—	—	10	80

		676,579		1,954,328

Restricted cash:
RMB	—	—	10,648	10,648

Total cash, cash equivalents and restricted cash		676,579		1,964,976

5. SHORT-TERM INVESTMENT

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Wealth management product	10,000	—

Short-term investment represented the investment on certain units of a wealth management product issued by a commercial bank with a variable interest rate indexed to the performance of underlying assets. The commercial bank will publish unit fair value of the product every seven days.

6. ACCOUNTS RECEIVABLE

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Accounts receivable	265,302	328,099

There was no allowance for doubtful accounts/expected credit losses provision recorded as of December 31, 2019 or September 30, 2020.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

7. INVENTORIES

Inventories consisted of the following:

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Raw materials and packing materials	53,755	60,926
Finished goods	451,312	487,919

Inventories	505,067	548,845
Less: inventory provision	(1,018)	(80,323)

Inventories, net	504,049	468,522

8. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Prepayments of promotion fees (a)	35,051	176,038
VAT recoverable (b)	27,017	25,672
Commission rebate due from an online platform (c)	20,546	—
Prepayments for products procurement (d)	13,908	10,667
Deposits, prepaid rental and property management fees	8,675	34,465
Others	10,034	24,562

	115,231	271,404

(a)

Prepayments of promotion fees mainly include prepayments made to online platforms for future services to promote the Group’s products through online advertising and prepaid short-term service fees to celebrity agencies and key opinion leaders.

(b)	VAT represent the balances that the Group can utilize to deduct its value-added tax liabilities in the future.
(c)	Commission rebate due from an online platform arose due to the fact that the Group had met the annual sales target set by the platform and was entitled a preferential commission rate.
(d)	Prepayments for products procurement represent cash prepaid to the Group’s third-party suppliers for the procurement of products.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

9. INVESTMENTS

The following sets forth the Group’s investments:

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Equity method investments (a)	—	23,784
Equity investments without readily determinable fair values	—	11,452

	—	35,236

(a)	The equity method investments were made in two newly formed entities with limited operations in the nine months ended September 30, 2020.

10. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Leasehold improvements	87,858	279,795
Electronic equipment	14,275	28,917
Machinery	4,640	15,440
Office furniture and equipment	3,071	3,149
Vehicles	2,495	3,676
Construction in progress	9,854	2,323

Total	122,193	333,300
Less: accumulated depreciation	(12,783)	(55,616)

Property and equipment, net	109,410	277,684

The Group recorded depreciation expense of RMB 5,511 and RMB 47,791 for the nine months ended September 30, 2019 and 2020, respectively. No impairment was recorded for the nine months ended September 30, 2019 and 2020.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

11. BUSINESS COMBINATION

In 2019, the Group acquired a business from third parties for total consideration of RMB 32,608. The business acquired related to operations of color cosmetics products with the brand of “Little Ondine”. The purpose of the acquisition was to increase the brands and the products of the Group. The allocation of the consideration to the assets acquired and liabilities assumed based on their fair value was as follows:

RMB
Consideration	32,608

Inventories	6,462
Identifiable intangible asset acquired—trademark (Little Ondine)	7,400
Goodwill	20,596
Deferred tax liabilities	(1,850)

32,608

The excess of the purchase price over tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquired identifiable intangible assets were fair valued. Acquisition related costs were immaterial and were included in general and administrative expenses for the nine months ended September 30, 2019.

Pro forma results of operations related to the acquisition have not been presented because they were not material to the Group’s unaudited interim condensed consolidated statements of operations.

There were no indemnification assets involved. The identifiable intangible asset acquired upon acquisition is trademark, which has an estimated useful life of 10 years. Total goodwill of RMB 20,596 primarily represents the expected synergies from combining operations of the acquired business with those of the Group, which expect to be complementary to each other. In accordance with ASC350, goodwill has not been amortized but tested for impairment and was not deductible for tax purposes. No impairment charge was required for the nine months ended September 30, 2019 and 2020 as there was no impairment indicator identified.

12. INTANGIBLE ASSETS, NET

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Cost:
Trademark	7,592	7,728
Software	3,435	4,676

Total cost	11,027	12,404
Less: accumulated amortization	(999)	(2,047)

Intangible assets, net	10,028	10,357

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

12. INTANGIBLE ASSETS, NET  (Continued)

Amortization costs recognized for the nine months ended September 30, 2019 and 2020 were RMB 570 and RMB 1,150, respectively.

13. OTHER NON-CURRENT ASSETS

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Long-term rental deposits	23,991	48,745
Prepaid long-term celebrity endorsement fees	5,687	734
Others	1,201	2,795

	30,879	52,274

14. ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
Other taxes payable	62,040	43,935
Accrued storage and transportation fees	55,151	54,771
Accrued payroll related expenses	35,045	48,273
Accrued advertising and marketing expenses	15,690	71,132
Accrued leasehold improvement costs	13,300	46,954
Consideration payable for a business combination	3,196	—
Refund obligation of sales return	1,005	2,872
Others	5,638	27,301

	191,065	295,238

15. REVENUES

The Group’s revenue by brand for the respective periods are detailed as follows:

	Nine Months ended September 30,
	2019	2020
	RMB	RMB
Sales of product by brand
—Perfect Diary	1,867,325	2,610,505
—Others	21,605	661,067

Total revenues	1,888,930	3,271,572

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

15. REVENUES  (Continued)

The Group’s revenue by channel for the respective periods are detailed as follows:

	Nine Months ended September 30,
	2019	2020
	RMB	RMB
Sales of product by channel
—Sales to end customers through platforms	1,639,564	2,558,302
—Sales to platform distributor customers	212,703	432,919
—Others	36,663	280,351

Total revenues	1,888,930	3,271,572

16. INCOME TAX EXPENSES

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The components of income (loss) before tax for the nine months ended September 30, 2019 and 2020 are as follows:

	Nine Months ended September 30,
	2019	2020
	RMB	RMB
Income (loss) before tax
Income (loss) from China operations	128,338	(483,341)
Income (loss) from non-China operations	(56,529)	(665,247)

Total income (loss) before tax	71,809	(1,148,588)

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

16. INCOME TAX EXPENSES  (Continued)

The following table summarizes the China operations’ income tax expenses and effective tax rates for the nine months ended September 30, 2019 and 2020:

	Nine Months ended September 30,
	2019	2020
	RMB	RMB
	(in thousands, except for tax rate)
Income (loss) before income tax	128,338	(483,341)
Income tax expenses	42,666	8,623
Effective tax rate	33%	-2%

17. ORDINARY SHARES

On September 2016, the Company was incorporated as a limited liability company with authorized share capital of US$ 50 divided into 5,000,000,000 Ordinary Shares of par value US$ 0.00001 each.

On September 5, 2018, in connection with the Reorganization, the Company divided its authorized share capital of US$ 50 into 5,000,000,000 shares comprising of:

(i) 4,363,824,941 Ordinary Shares of a nominal or par value of US$ 0.00001 each;

(ii) 200,000,000 Series Seed Preferred Shares of a nominal or par value of US$ 0.00001 each;

(iii) 66,667,000 Series A-1 Preferred Shares of a nominal or par value of US$ 0.00001 each;

(iv) 183,715,000 Series A-2 Preferred Shares of a nominal or par value of US$ 0.00001 each;

(v) 14,503,820 Series B-1 Preferred Shares of a nominal or par value of US$ 0.00001 each.

(vi) 171,289,239 Series B-2 Preferred Shares of a nominal or par value of US$ 0.00001 each.

On September 30, 2018, the Company newly authorized 85,351,118 Series B-3 Preferred Shares of a nominal or par value of US$ 0.00001 each and reduced authorized Ordinary Shares from 4,363,824,941 shares to 4,278,473,823 shares.

On February 25, 2019, the Company newly authorized 87,075,383 Series B-3+ Preferred Shares of a nominal or par value of US$ 0.00001 each, and reduced authorized Ordinary Shares from 4,278,473,823 shares to 4,251,747,715 shares, authorized Series Seed Preferred Shares from 200,000,000 shares to 191,378,675 shares and authorized Series A-2 Preferred Shares from 183,715,000 to 131,987,050 shares , respectively. On that same date the Company repurchased 9,483,458 Ordinary Shares, and concurrently issued 9,483,458 Series B-3+ Preferred Shares to investors.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

17. ORDINARY SHARES  (Continued)

Upon closing of the issuance of 206,907,594 Series C Preferred Shares in July 2019, the Company adopted a dual voting structure on its shares and the Company’s Ordinary Shares were divided into Class A and Class B Ordinary Shares, and all of the vested Ordinary Shares held by the Founders were designated as Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B Ordinary Shares are entitled to ten votes per share. The number of the Company’s authorized Ordinary Shares has been revised and reduced from 4,251,747,715 shares to 4,044,840,121 shares, including 3,130,264,924 Class A Ordinary Shares and 914,575,197 Class B Ordinary Shares. On same date, the Company issued 157,846,049 Class B Ordinary Shares to several founders (note 19(a)), repurchased 7,713,574 Ordinary Shares and concurrently issued 7,713,574 Series C Preferred Shares to investors.

During the nine months ended September 30, 2020, the share capital transactions are summarized as below:

(i) The Company newly authorized 46,277,409 Class B Ordinary Shares, 68,832,245 Series Seed Preferred Shares, 66,432,971 Series C Preferred Shares, 66,432,971 Series D Preferred Shares, and 144,331,134 Series E Preferred Shares of a nominal or par value of US$ 0.00001 each, and reduced authorized Class A Ordinary Shares by 392,306,730 shares.

(ii) The Company issued 93,753,239 Class B Ordinary Shares to several founders, which were subject to service conditions (note 19(a)).

(iii) The Company repurchased 62,388,247 Class B Ordinary Shares. Concurrently, the Company issued 62,388,247 Series Seed Preferred Shares to investors. 6,443,998 Ordinary Shares owned by one of founders were redesignated into Preferred Shares(note 19(b)).

(iv) The Company issued 15,518,385 Class A Ordinary Shares as a result of accelerated vesting and exercise of share options (note 19(d)).

(v) The Company issued 149,363,572 Class A Ordinary Shares and 21,356,415 Class B Ordinary Shares to Share Incentive Plan Trust (note 19(e)).

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)

The following table summarizes the issuances of convertible redeemable preferred shares up to September 30, 2020:

Series	Issuance Date	Shares Issued	Issue Price per Share	Net Proceeds from Issuance
			US$	US$	RMB
Seed	August 1, 2017	200,000,000	0.0050	1,000	6,715
Seed	March 25,2020	53,699,985	1.0615	57,000	403,230
Seed	April 27, 2020	45,315,250	1.0615	48,100	340,082
Seed	April 27, 2020	6,443,998	0.00001	—	—
Seed	July 29, 2020	21,479,994	1.0615	22,800	159,530
Seed	September 11, 2020	31,651,271	1.5009	47,505	324,882
A-1	October 9, 2017	66,667,000	0.0150	1,000	6,649
A-2	October 9, 2017	145,038,000	0.0207	3,008	20,000
A-2	October 9, 2017	38,677,000	0.0207	802	5,333
A-2	March 25,2020	15,035,996	1.0615	15,960	112,904
A-2	April 27, 2020	27,923,992	1.1173	31,200	220,593
B-1	September 5, 2018	14,503,820	0.0622	902	6,158
B-2	September 5, 2018	171,289,239	0.0655	11,220	76,594
B-3	October 22, 2018	85,351,118	0.0820	7,000	48,465
B-3+	February 25, 2019	87,075,383	0.1740	15,150	101,704
C	July 26, 2019	206,907,594	0.5644	114,814	789,872
C	April 27, 2020	26,573,188	0.5644	14,999	105,911
C	September 11, 2020	39,859,783	0.5644	22,499	153,866
D	March 25, 2020	66,432,971	1.1173	71,868	508,411
E	September 11, 2020	144,331,134	1.5799	225,668	1,543,323

The Series Seed Preferred Shares, the Series A-1 Preferred Shares and the Series A-2 Preferred Shares are collectively defined as “Junior Preferred Shares”, and the Junior Preferred Shares, the Series B-1 Preferred Shares, the Series B-2, the Series B-3 Preferred Shares, the Series B-3+ Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and Series E Preferred Shares are collectively defined as “Preferred Shares” thereafter.

The key terms of the Preferred Shares are as follows:

Conversion right

All of the Preferred Shares are convertible, at the option of the holders at any time after the original issue date of the relevant series of Preferred Shares into such number of fully paid Ordinary Shares. Each Preferred Share shall automatically be converted into Ordinary Shares at the then effective conversion price upon the closing of a Qualified IPO.

The conversion ratio for each Preferred Share shall be determined by dividing the issue price by the then conversion price, in effect at the time of the conversion. The initial conversion price of each

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)  (Continued)

Conversion right  (Continued)

class of Preferred Share shall be its respective subscription price, and shall be subject to adjustment in the event of the issuance of additional Ordinary Shares at a per share price less than the conversion price.

Redemption right

At the option of a holder of the Preferred Shares, the Company shall redeem at the Redemption Price all or any part of the outstanding preferred shares, at any time on or after the earlier of: (i) the redemption start date for each series of Preferred Shares; or (ii) the date on which a holder of any equity securities of the Company has requested a redemption of its shares. Upon issuance of certain rounds of Preferred Shares, the redemption start date of certain pre-existing Preferred Shares were modified to conform with the newly issued Preferred Shares. (Refer to Modifications and Repurchases of Preferred Shares below). As of September 30, 2020, the redemption start dates in effect for each series of Preferred Shares are as follows:

Series	Redemption Start Date
Seed, A-1, A-2, B-1, B-2, C, D, E	March 25, 2024
B-3	October 22, 2023
B-3+	February 25, 2024

The Junior Preferred Shares, B-1, B-2, B-3, B-3+ Preferred Shares’ Redemption Price shall be equal to the respective Preferred Shares’ issue price compounded with an interest rate of 10% per annum, and C, D, E Preferred Shares’ Redemption Price shall be equal to the respective Preferred Shares’ issue price calculated with a simple interest rate of 10% per annum, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for any share splits, share dividends, share combinations, recapitalizations or the like.

Dividend rights

Each Preferred Share shall have the right to receive non-cumulative dividends, on an as-converted basis, when, as and if declared by the Board.

The order of distribution shall be made from holders of Series E, holders of Series D, holders of Series C Preferred Shares, holders of Series B Preferred Shares, to holders of Junior Preferred Shares. No distribution to Junior Preferred Shares shall be made until full payment of the amount distributable on the more senior Preferred Shares. No dividend shall be paid on the Ordinary Shares at any time unless and until all dividends on the Preferred Shares have been paid in full.

No dividends on Preferred and Ordinary Shares have been declared since the issuance date until September 30, 2020.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)  (Continued)

Liquidation rights

Upon the occurrence of any liquidation event, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution shall be distributed to the shareholders in the following order and manner:

Holders of Preferred Shares of later series have preference to the distribution of assets or funds over holders of preferred shares of earlier series and holders of Ordinary Shares, in the following sequence: Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares, Series B-3+ Preferred Shares, Series B-3 Preferred Shares, Series B-2 Preferred Shares, Series B-1 Preferred Shares, and Junior Preferred Shares. The amount of preference will be equal to 100% of the issuance price, calculated with a simple interest rate of 10% per annum, plus any and all declared but unpaid dividends.

After distribution to the holder of Preferred Shares the amount of preference, all remaining assets and funds of the Company available for distribution to the shareholders shall be distributed ratably among all the shareholders on a fully diluted basis.

Voting rights

Each Preferred Share confers the right to receive notice of, attend and vote at any general meeting of members on an as-converted basis. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders.

Accounting of Preferred Shares

The Company classified all Preferred Shares as mezzanine equity in the unaudited interim condensed consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB 31,766 and RMB 176,905 for the nine months ended September 30, 2019 and 2020, respectively.

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)  (Continued)

Accounting of Preferred Shares  (Continued)

The Company has determined that there was no beneficial conversion feature attributable to all Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s Ordinary Shares determined by the Company taking into account independent valuations.

(a) Modifications and Repurchases of Preferred Shares

Concurrently with the issuance of Series A-2 Preferred Shares in October 2017, terms of previously issued 200,000 Series Seed Ordinary Shares and 66,667 Series A-1 Ordinary Shares were modified by adding a liquidation preference and a redemption right, and were redesignated into same number of Series Seed Preferred Shares and Series A-1 Preferred Shares, respectively. The Company accounted for this redesignation as a repurchase of previously issued Ordinary Shares with the consideration of new issuance of Preferred Shares at fair value.

Upon issuance of Series B Preferred Shares in 2018 and Series C Preferred Shares in 2019, the redemption start dates of certain pre-existing Preferred Shares were modified to conform with the newly issued Preferred Shares. From both quantitative and qualitative perspectives, the Company assessed the impact of these modifications and concluded that they represent a modification rather than extinguishment of pre-existing Preferred Shares, and the impact of the modification is immaterial.

Upon issuance of Series B-1 and B-2 Preferred Shares in 2018, the liquidation preference amount of Junior Preferred Shares was modified to add a 10% simple interest per annum. The Company assessed the impact of this modification and concluded that it represented a modification, and accounted for the change in fair value of RMB 3,521 as a deemed dividend.

During the nine months ended September 30, 2019, the Company repurchased 60,349,275 Junior Preferred Shares whose book value was RMB 8,676 from shareholders for total consideration of RMB 69,915. Concurrently, the Company issued 60,349,275 Series B-3+ Preferred Shares for total consideration of RMB 69,915. The difference of RMB 61,239 between the consideration transferred and the book value of repurchased the preferred shares was treated as deemed dividends to preferred shareholders.

During the nine months ended September 30, 2020, the Company repurchased 132,718,241 Junior Preferred Shares whose book value was RMB 14,379 from shareholders for total consideration of RMB 1,068,599. Concurrently, the Company issued 132,718,241 Junior Preferred Shares for total consideration of RMB 1,068,599. The difference of RMB 1,054,220 between the consideration transferred and the book value of repurchased the preferred shares was treated as deemed dividends to preferred shareholders.

(b) Redesignation of Founder’s Ordinary Shares to Preferred Shares

In April 2020, the Company re-designated 6,443,998 Ordinary Shares owned by one of its founders into Preferred Shares. The transaction was accounted for as a repurchase of Ordinary

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)  (Continued)

Accounting of Preferred Shares  (Continued)

(b) Redesignation of Founder’s Ordinary Shares to Preferred Shares  (Continued)

Shares and an issuance of Preferred Shares. The difference between the fair value of the Ordinary Share repurchased of RMB 33,290 and fair value of the newly issued Preferred Shares of RMB 35,142 amounted to RMB 1,852 was recognized as share-based compensation expenses.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (“PREFERRED SHARES”)  (Continued)

The Company’s Preferred Shares activities for the nine months ended September 30, 2019 and 2020 are summarized below:

	Junior Preferred Shares		Series B-1 and B-2 Preferred Shares		Series B-3 Preferred Shares		Series B-3+ Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Series E Preferred Shares		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2019	450,382,000	53,209	185,793,059	85,319	85,351,118	49,359	—	—	—	—	—	—	—	—	721,526,177	187,887
Repurchase of Preferred Shares	(60,349,275)	(8,676)	—	—	—	—	—	—	—	—	—	—	—	—	(60,349,275)	(8,676)
Issuance of Preferred Shares, net of issuance costs	—	—	—	—	—	—	87,075,383	101,704	206,907,594	789,872	—	—	—	—	293,982,977	891,576
Accretion on Preferred Shares to redemption value	—	1,576	—	6,331	—	3,611	—	6,056	—	14,192	—	—	—	—	—	31,766

Balances as of September 30, 2019	390,032,725	46,109	185,793,059	91,650	85,351,118	52,970	87,075,383	107,760	206,907,594	804,064	—	—	—	—	955,159,879	1,102,553

Balances as of January 1, 2020	390,032,725	46,714	185,793,059	93,944	85,351,118	54,279	87,075,383	110,500	206,907,594	824,550	—	—	—	—	955,159,879	1,129,987
Repurchase of Preferred Shares	(132,718,241)	(14,379)	—	—	—	—	—	—	—	—	—	—	—	—	(132,718,241)	(14,379)
Issuance of Preferred Shares, net of issuance costs	195,106,488	1,561,221	—	—	—	—	—	—	66,432,971	563,404	66,432,971	508,411	144,331,134	1,543,323	472,303,564	4,176,359
Redesignation of Founder’s Ordinary Shares to Preferred Shares	6,443,998	35,142	—	—	—	—	—	—	—	—	—	—	—	—	6,443,998	35,142
Accretion on Preferred Shares to redemption value	—	54,712	—	7,129	—	4,067	—	8,516	—	64,933	—	29,006	—	8,542	—	176,905

Balances as of September 30, 2020	458,864,970	1,683,410	185,793,059	101,073	85,351,118	58,346	87,075,383	119,016	273,340,565	1,452,887	66,432,971	537,417	144,331,134	1,551,865	1,301,189,200	5,504,014

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19. SHARE-BASED COMPENSATION

Share-based compensation expenses recognized during the periods presented are as follows:

	Nine Months ended September 30,
	2019	2020
	RMB	RMB
Share-based compensation expenses
—Related to Founders’ Restricted Shares (a)	32,284	66,322
—Related to repurchase of Founders’ Ordinary Shares (b)	24,158	146,294
—Related to the issuances of Preferred Shares to investors(c)	—	303,627
—Related to redesignation of Founder’s Ordinary Shares to Preferred Shares (Note 18(b)）	—	1,852
—Related to accelerated vesting of share options (d)	—	138,729

Total	56,442	656,824

There was no capitalized share-based compensation expense for the periods presented. All share-based compensation expenses for the nine months ended September 30, 2019 and 2020 were general and administrative expenses.

(a) Founders’ Restricted Shares

In August 2017, in connection with the issuance of Series Seed Preferred Shares, the Group’s founders (collectively, the “ Restricted Founders”) agreed to place all their shares into escrow to be released back to them if specified service condition are met (defined as “First Series of Founders’ Restricted Shares”), which was, 25% of the First Series of Founders’ Restricted Shares were immediately vested and the remaining 75% of the First Series of Founders’ Restricted Shares shall be vested annually in equal instalments over the next three years. Pursuant to ASC 718-10-S99, such escrowed share arrangements are presumed to be compensatory and equivalent to a reverse stock split followed by the grant of restricted stock. Accordingly, the 75% of the First Series of Founders’ Restricted Shares that were subject to the service condition were considered shared based compensation. Subsequently as one founder resigned from the Company in November 2017, all 23,677,500 unvested restricted shares held by this founder were forfeited.

In July 2019, the Company granted 157,846,049 Ordinary Shares to several founders, out of which 7,713,574 Ordinary Shares were vested immediately on the grant date and 150,132,475 Ordinary Shares were subject to service conditions (“Second Series of Founders’ Restricted Shares”). The Second Series of Founders’ Restricted Shares vest annually in equal instalments over the next four years commencing from the July 26, 2019.

In September 2020, the Company granted 93,753,239 Ordinary Shares to several founders, which were subjected to service conditions (“Third Series of Founders’ Restricted Shares”). The Third Series of Founders’ Restricted Shares vest annually in equal instalments over the next four years commencing from the September 11, 2020.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19. SHARE-BASED COMPENSATION  (Continued)

(a) Founders’ Restricted Shares  (Continued)

All of the Founders’ Restricted Shares vest immediately upon an IPO, regardless of the vesting schedule.

The fair value of the Founders’ Restricted Shares was determined at the respective grant date by the Company, and was amortized over the respective vesting period on straight line basis. The share-based compensation expenses related to Founders’ Restricted Shares for the nine months ended September 30, 2019 and 2020 were RMB 32,284 and 66,322, respectively.

As of September 30, 2020, total unrecognized compensation expense relating to the Founders’ restricted shares was RMB 1,005,539. The expense is expected to be recognized over a weighted-average remaining vesting period of 3.75 years.

(b) Repurchase of Ordinary Shares from the Founders

For the nine months ended September 30, 2019 and 2020, the Company repurchased 17,197,032 and 62,388,247 Ordinary Shares, respectively, from the Founders for consideration of RMB 41,062 and RMB 483,622, respectively. The Company then re-designated these shares into preferred shares for issuances to other investors. Based on its assessment, the Company concluded that the repurchase did not constitute a cash settlement of any share-based awards causing the awards to be liability-classified.

As the respective repurchase price was greater than the fair value of Ordinary Shares as of the respective repurchase date, the difference between the repurchase price and the fair value was recognized as deemed share-based compensation expenses in the Group’s unaudited interim condensed consolidated statements of operations.

The share-based compensation expenses related to the repurchase of Ordinary Shares from the Founders for the nine months ended September 30, 2019 and 2020 were RMB 24,158 and RMB 146,294, respectively.

(c) Issuances of Preferred Shares to investors

In April 2020 and September 2020, the Company issued 26,573,188 Series C Preferred Shares and 39,859,783 Series C Preferred Shares respectively to its certain existing investors at a price lower than the fair value of the shares, for their services to the Group. Accordingly, the difference of RMB 303,627 between the then fair value of Series C Preferred Shares issued and the issuance price was recorded as deemed share-based expense in the nine months ended September 30, 2020.

(d) Accelerated vesting of share options

In September 2020, 15,518,385 options were accelerated to vest immediately and were exercised on the same date, which was treated as an “improbable-to-probable” modification of equity-classified

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19. SHARE-BASED COMPENSATION  (Continued)

(d) Accelerated vesting of share options  (Continued)

awards under ASC 718. RMB 138,729, the fair value of modified options at the date of modification, was recognized in the Group’s unaudited interim condensed consolidated statements of operations immediately.

(e) Issuances of shares to Share Incentive Plan Trust

In August 2020, 170,719,987 Ordinary Shares were issued to three trusts based on early exercise agreements of the same number of share options. Such shares will continue to be subject to satisfaction of the service and IPO conditions set forth in the applicable equity award agreements. If the aforementioned service and IPO conditions are not satisfied, or the exercise price are not paid, the holders of the share options will not be entitled to the shares issued to the trusts. Thus, the Company still consider the equity award as share options from accounting perspective. There is no incremental fair value change immediately before and after the modification of the aforementioned 170,719,987 share options. Consequently, no modification accounting is applied.

(f) Share options

The Group have adopted a Share Option Plan in September 2018, which was amended and restated respectively in July 2019, March 2020 and September 2020. The Share Option Plan shall be valid and effective for ten years from September 11, 2020. The maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under Share Option Plan is 249,234,508.

Grant of options

During the nine months ended September 30, 2019 and 2020, the Company granted 56,004,127 share options and 131,940,807 share options to its management and other key employees.

Vesting of options

The share options include both service condition and performance condition. With respect to the service conditions, there are 4 types of vesting schedule, which are: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 100% of the share options shall become vested on anniversary of the vesting commencement date for 1 year thereafter; (iii) three fourteenths of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter and one fourteenth of the share options become vested on each anniversary of the vesting commencement date for 2 years thereafter; (iv) immediate vesting of the share options on the grant date. Even though the service condition might have been satisfied, employees are required to provide continued service through the occurrence of change of control or an initial public offering, collectively, the Liquidity Event, in order to retain the award. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense is to be recognized until the date of consummation of Liquidity Event.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19. SHARE-BASED COMPENSATION  (Continued)

(f) Share options  (Continued)

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)
As of January 1, 2019	67,404,501	0.0065	5.04
Granted	56,004,127	0.0057
Forfeited	(3,414,045)	0.0065
Modified from option to restricted shares	(58,297,400)	0.0073

As of September 30, 2019	61,697,183	0.0051	4.63

As of January 1, 2020	68,589,097	0.0073	4.58
Granted	131,940,807	0.2900
Cancelled	(1,849,265)	0.0006
Forfeited	(1,000,150)	0.0564
Accelerated vesting and exercised	(15,518,385)	—

As of September 30, 2020	182,162,104	0.2125	13.98

Expected to vest at September 30, 2020	182,162,104
Exercisable as of September 30, 2020	—

Prior to the completion of the IPO, the Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

	Nine months ended September 30,
	2019	2020
	RMB	RMB
Weighted average fair value per option granted	0.7690	7.4353
Weighted average exercise price	0.0389	2.0275
Risk-free interest rate (1)	1.91%~2.76%	0.48%~1.01%
Expected term (in year) (2)	4-7	10-16
Expected volatility (3)	44.3%~48.8%	50.9%~55.9%
Dividend yield (4)	0%	0%

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the daily treasury long-term rate of U.S. Department of the Treasury as at the valuation dates.
(2)	The expected term is the contract life of the option.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

19. SHARE-BASED COMPENSATION  (Continued)

(f) Share options  (Continued)

(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)

The Company has no history or expectation of paying dividend on its Ordinary Shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

For the nine months ended September 30, 2019 and 2020, nil and RMB 138,729 share-based compensation expenses were recognized for share options. In July 2019, the Company modified one of the Founder’s share options to the same number of restricted shares with only service condition, which would be vested annually in equal instalments over the next four years commencing from the July 26, 2019, which was treated as an “improbable-to-probable” modification of equity-classified awards under ASC 718. The incremental fair value, which equal to the fair value of modified options at the date of modification, was recognized over the remaining requisite service period.

As of September 30, 2020, there were RMB 188,419 of unrecognized compensation expenses related to stock options for which the service conditions had been met and are expected to be recognized when the performance conditions are achieved, and RMB 820,669 of unrecognized compensation expenses related to stock options for which the service conditions will be met over a weighted average period of 1.90 years.

20. NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for the nine months ended September 30, 2019 and 2020 are calculated as follow:

	Nine Months ended September 30,
	2019	2020
	RMB	RMB
Numerator:
Net income (loss)	29,143	(1,157,211)
Accretion to Preferred Shares redemption value	(31,766)	(176,905)
Deemed dividend to Preferred Shareholders due to modification of Preferred Shares	(61,239)	(1,054,220)

Net income (loss) attributable to ordinary shareholders of the Company	(63,862)	(2,388,336)

Denominator:
Denominator for basic and diluted calculation—weighted average number of Ordinary Shares outstanding	411,126,605	583,275,259
Net income (loss) per ordinary share
—Basic	(0.16)	(4.09)
—Diluted	(0.16)	(4.09)

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

20. NET INCOME (LOSS) PER SHARE  (Continued)

For the nine months ended September 30, 2019 and 2020, the following shares outstanding were excluded from the calculation of diluted net income (loss) per ordinary share, as their inclusion would have been anti-dilutive for the years prescribed.

	Nine Months ended September 30,
	2019	2020
Shares issuable upon conversion of Preferred Shares	793,647,424	1,044,299,282
Shares issuable upon exercise of share options	93,169,883	88,893,333
Restricted shares become outstanding upon vesting	392,072,402	306,059,467

21. RELATED PARTY TRANSACTIONS

Major transactions and balances amount with related parties were as follows:

Transactions with a related party

	Nine Months ended September 30,
	2019	2020
	RMB	RMB
Purchases of storage and transportation service from an affiliated company	—	10,796
Purchases of inventories from an affiliated company	389	—

Affiliated company is a company over which the Group has significant influence.

Balance amounts with related parties

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
An advance to a Founder of the Group	664	—
Amounts due from shareholders (a)	—	349,017
Amounts due from an affiliated company	—	1,320

	664	350,337

Amounts due to Founders of the Group (b)	—	179,141
Amounts due to an affiliated company	—	6,771

	—	185,912

(a)

Amounts due from shareholders, which have significant influence over the Group, mainly represent outstanding proceeds from certain Preferred Shareholders when issuing Preferred Shares. The balance has been settled in cash up to October 30, 2020.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

21. RELATED PARTY TRANSACTIONS  (Continued)

(b)	Amounts due to Founders of the Group mainly represent Ordinary Share repurchase consideration payable. The balance has been settled in cash up to October 30, 2020.

22. FAIR VALUE MEASUREMENTS

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Recurring

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019. The Group has no financial instruments measured or disclosed at fair value on a recurring basis as at September 30, 2020.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

22. FAIR VALUE MEASUREMENTS  (Continued)

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

	Fair value as of December 31, 2019	Fair value measurement at reporting date using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description
	RMB	RMB	RMB	RMB
Short-term investment (Note 5)	10,000	—	10,000	—

Non-Recurring

As of December 31, 2019 and September 30, 2020, the Group had no financial assets or financial liabilities that are measured in fair value on a non-recurring basis.

The equity securities without readily determinable fair value, equity method investments and certain non-financial assets are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. If an impairment or observable price adjustment is recognized on the equity securities during the period, the Company classify these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill of reporting units annually. The Group concluded that no write-down of its non-financial assets was warranted for nine months ended September 30, 2019 and 2020.

23. COMMITMENTS AND CONTINGENCIES

(a) Capital commitment

In November 2019, the Group entered into an agreement with a major supplier, pursuant to which both parties agreed to set up a joint venture primarily engaged in manufacturing of cosmetic products. The joint venture was formed in 2019 and the Group invested RMB 20,501 in the joint venture during the nine months ended September 30, 2020. The Group’s committed investment amount as of September 30, 2020 was RMB 77,499.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

23. COMMITMENTS AND CONTINGENCIES  (Continued)

(a) Capital commitment  (Continued)

As at September 30, 2020, the Group had outstanding commitment on property and equipment, which were contracted but not yet reflected in the unaudited interim condensed consolidated financial statements amounted to RMB 2,326.

(b) Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment contracted but not yet reflected in the unaudited interim condensed consolidated financial statements as of September 30, 2020 were as follows:

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years
	RMB	RMB	RMB	RMB
Operating lease commitment	5,988	1,510	3,884	594

(c) Products and services purchase commitment

As at September 30, 2020, the Group’s products and services purchase commitments amounted to RMB 679,219.

(d) Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2019 and September 30, 2020, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.

24. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through October 30, 2020, which is the date the unaudited interim condensed consolidated financial statements are available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the unaudited interim condensed consolidated financial statements other than as discussed below.

Grant of options

In October 2020, the Company granted 4,290,050 shares of options to its employees, which are subject to both service and performance conditions.

Business Combination

In October 2020, the Group entered into an agreement with a third party to acquire the majority ownership of a business related to operations of skincare brand that was introduced in France and

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

24. SUBSEQUENT EVENTS  (Continued)

Business Combination  (Continued)

other European markets for total consideration of approximately RMB142,349. The purpose of the acquisition is to expand the Group’s brand portfolio.

25. PRO FORMA BALANCE SHEET AND NET INCOME (LOSS) PER SHARE

Pursuant to the Company’s Memorandum and Articles of Association, the Company’s Preferred Shares will be automatically converted into Ordinary Shares upon the closing of an IPO. Also, all of the Founders’ Restricted Shares will vest immediately upon IPO, regardless of their original vesting schedule.

The pro forma balance sheet as of September 30, 2020 presents an adjusted financial position as if all Preferred Shares have been converted into Ordinary Shares at the conversion ratio of one for one, all Founders’ Restricted Shares and share options that have satisfied service condition have been vested as of September 30, 2020. Accordingly, for such pro forma presentation, the carrying value of the Preferred Shares was reclassified from Preferred Shares to Ordinary Shares and additional paid in capital, the carrying value of treasury shares, additional paid in capital and accumulated deficit were also adjusted to reflect the recognition of share-based compensation expenses related to the immediate vesting of Founders unvested Restricted Shares and the immediate vesting of the share options that have satisfied the service condition upon the IPO.

YATSEN HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

25. PRO FORMA BALANCE SHEET AND NET INCOME (LOSS) PER SHARE  (Continued)

The following table sets forth the computation of pro forma basic and diluted net income (loss) per share for the nine months ended September 30, 2020 after giving effect to the assumption that all Preferred Shares have been converted into Ordinary Shares as of the beginning of the year or the original date of issuance, if later, at the conversion ratio of one for one, and that all Founders’ Restricted Shares have been vested as of the beginning of the year or the grant date, if later. The pro forma net income (loss) attributable to ordinary shareholders was not adjusted for the recognition of share-based compensation expenses related to the immediate vesting of Founders unvested Restricted Shares and the immediate vesting of the share options that have satisfied the service condition upon the IPO as they were considered nonrecurring.

Nine Month ended September 2020
RMB
Numerator:
Net loss attributable to ordinary shareholders	(2,388,336)
Pro forma effect of conversion of Preferred Shares
Accretion to Preferred Shares	176,905
Deemed dividends to Preferred Shareholders due to modification of Preferred Shares	1,054,220

Pro forma net income (loss) attributable to ordinary shareholders	(1,157,211)

Denominator:
Denominator for basic calculation – weighted average number of Ordinary Shares outstanding	583,275,259
Pro forma effect of conversion of Preferred Shares	1,044,299,282
Pro forma effect of immediate vest of Founders’ Restricted Shares	306,059,467

Denominator for pro forma basic net income (loss) per share calculation	1,933,634,008

Pro forma basic net income (loss) per share attributable to ordinary shareholders	(0.60)
Pro forma diluted net income (loss) per share attributable to ordinary shareholders	(0.60)

The effects of share options with a performance condition of an IPO and the related share-based compensation expenses were excluded from the computation of basic and diluted pro-forma net income (loss) per share for the nine months ended September 30, 2020.